
13003183



ALLIANCE One

2013 ANNUAL REPORT

FELLOW INVESTOR:

Fiscal year 2013 further demonstrated the results of our comprehensive restructuring initiative instituted in December 2010, to reduce our cost structure, improve efficiencies and reposition our business. In particular, we are encouraged by our sales improvements this year to over $2.2 billion dollars, a $93 million increase versus the prior year and a $150 million improvement when compared to fiscal year 2011, consistent with leveraging our lower cost position. Additionally, favorable impact from cost reductions was evident with approximately $2 million less selling, general and administrative expense this year to just over $145 million, when compared to last year and a $12 million improvement since 2011. Our sales should continue to grow this next fiscal year as we enter the third crop cycle since our restructuring and we are well positioned to address the global market conditions as we have started buying the new crop.

Global demand for tobacco has shifted the last 36 months and is stable today, while supply is tight in burley and higher quality flavor tobaccos. Our operating performance this year included the effects of South America returning to a more normalized purchasing cycle, while delayed shipments from some regions resulted in increased inventories versus our internal expectation to approximately $904 million at fiscal year-end. Nevertheless, inventories are well aligned against confirmed orders and uncommitted inventory inside our stated range of $50-$150 million, while underlying volume is near record lows. During the new buying season we are focused on purchasing to our order book and continuing to develop measures to further improve our cash cycle driven by shipment timing and time to cash collection.

Increased regulation and customer requirements are driving further emphasis on global agronomy programs to deliver sustainable secure tobacco sources that improve the supply chain. We are an industry leader in Sustainable and Traceable production. Through our three pillars of People, Production and Planet we continue to reduce the environmental impact of tobacco production, improve the livelihood and income of the farmers that produce our tobaccos and enhance the yield and quality of tobacco and other crops that they produce. We are extremely proud of our long history of working with farmers and our continuous efforts to improve agricultural practices and mechanization across the globe. These improvements allow farmers to produce a variety of cash and food crops, including tobacco, thereby elevating farm family net income and improving food security while protecting the environment. Farm sustainability also requires the backing of local communities. We will continue our locally and internationally recognized support of schools, clean water projects, medical facilities, micro-financing and other community programs. Investment in the farmer and community will continue to provide us with the platform to grow our business.

Our strategic investments also include further factory efficiency improvements important to our continued success and this year we invested in excess of $39 million. With reduced crop sizes in 2012 we did not see the full effect of those efficiencies due to lower throughputs, particularly in Africa. In 2013 we are seeing a recovery in those volumes and expect those investments to further enhance our long term market position. As we look to next year we will continue to invest in our business at similar levels to this last year, where sound returns are attainable and an opportunity to drive further strategic business growth exists.

We continue to execute on our strategic plan designed to increase volume, revenue and profit, while minimizing debt required to improve operating metrics. Oversupply has largely reversed and we see reduced inventories globally. The new foundation we have established the last 28 months has positioned our company to meet the future needs of our customers. Our world-wide employees have persevered and their dedication is delivering the change that is paramount to our future. As we look to the future, our strategic initiatives position our Company to meet new circumstances and opportunities, designed to improve operating and financial performance that should increase long-term shareholder value.



Mark W. Kehaya
Chairman of the Board of Directors



Pieter Sikkel
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K


ALLIANCEOne


SEC MAIL PROCESSING
RECEIVED
JUL 08 2013
WASH, D.C.
193
SECTION

Alliance One International, Inc.
(Exact name of registrant as specified in its charter)

Virginia	**001-13684**	**54-1746567**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8001 Aerial Center Parkway
Morrisville, North Carolina 27560-8417
(Address of principal executive offices)

Telephone Number (919) 379-4300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange On Which Registered
Common Stock (no par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No[X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [] Accelerated Filer [X] Non-Accelerated filer [] (Do not check if a smaller reporting company) Smaller Reporting Company []

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of September 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $266.3 million based on the closing sale price of the common stock as reported on the New York Stock Exchange. As of June 10, 2013, there were 87,640,640 shares of Common Stock outstanding (no par value) excluding 7,853,121 shares owned by a wholly owned subsidiary.

DOCUMENTS INCORPORATED BY REFERENCE
Certain information contained in the Proxy Statement for the Annual Meeting of Shareholders (to be held August 8, 2013) of the registrant is incorporated by reference into Part III hereof.


ALLIANCEOne

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

A. The Company

Alliance One is a Virginia corporation with revenues of over $2.2 billion and operating income of approximately $160.3 million for the year ended March 31, 2013. Our common stock has been traded on the New York Stock Exchange since 1995. Through our predecessor companies, we have a long operating history in the leaf tobacco industry with some customer relationships beginning in the early 1900s. Alliance One is one of only two global publicly held leaf tobacco merchants, each with similar global market shares. We have broad geographic processing capabilities, a diversified product offering and an established customer base, including all of the major consumer tobacco product manufacturers. Our goal is to be the preferred supplier of quality tobacco products and innovative solutions to the world's manufacturers and marketers of tobacco products.

Additional Information
We are required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file with the SEC at http://www.sec.gov.

Our website address is http://www.aointl.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information contained on our website shall not be deemed part of this annual report on Form 10-K for any reason.

B. The Business

Leaf tobacco merchants purchase, process, pack, store and ship tobacco to manufacturers of cigarettes and other consumer tobacco products throughout the world. In an increasing number of markets, we also provide agronomy expertise for growing leaf tobacco. Our revenues are primarily comprised of sales of processed tobacco and fees charged for processing and related services to these manufacturers of tobacco products. Processing and other revenues are less than 5% of our total revenues. We do not manufacture cigarettes or other consumer tobacco products.

We deal primarily in flue-cured, burley, and oriental tobaccos that are used in international brand cigarettes. Several of the large multinational cigarette manufacturers have expanded their operations throughout the world, particularly in Asia, Eastern Europe and the former Soviet Union, in order to increase their access to and penetration of international brand cigarette markets. As cigarette manufacturers expand their global operations, we believe that demand will increase for local sources of leaf tobacco and local tobacco processing and distribution, primarily due to beneficial tariff rates and lower freight costs. We believe that for some large multinational cigarette manufacturers, international expansion will cause them to place greater reliance on the services of leaf tobacco merchants with the ability to source and process tobacco on a global basis and to help develop higher quality local sources of tobacco by improving local agronomic practices. For other large multinational cigarette manufacturers, international expansion also includes vertical integration of their operations, either through acquisition of the operations of existing leaf tobacco merchants, establishing new operations or contracting directly with suppliers. In recent years, Japan Tobacco, Inc. ("JTI") enhanced their direct leaf procurement capabilities with the acquisition of small leaf processors in Malawi and Brazil and the formation a joint venture for tobacco leaf in the United States. Philip Morris International, Inc. ("PMI") has also strengthened their direct leaf procurement capabilities with the acquisition of supplier contracts and the related assets from Alliance One and from another tobacco merchant in Brazil. In addition, some customers have entered into joint venture arrangements to secure their future leaf requirements. We will continue to work with our customers to meet all their needs as their buying patterns and business models change while continuing to be a provider of quality tobacco products and innovative solutions.

Purchasing
Tobacco is primarily purchased directly from suppliers with small quantities still sold at auction. In non-auction markets, we purchase tobacco directly from suppliers and we assume the risk of matching the quantities and grades required by our customers to the entire crop we must purchase under contract. In other non-auction markets, such as China, we buy tobacco from local entities that have purchased tobacco from suppliers and supervise the processing of that tobacco by those local entities. Principal auction markets include India, Malawi and Zimbabwe and our network of tobacco operations and buyers allows us to cover the major auctions of flue-cured and burley tobacco throughout the world. In the United States and other locations, a number of our customers purchase tobacco directly from the suppliers in addition to the leaf merchants. Although our facilities process the tobacco purchased directly from suppliers by these customers, we do not take ownership of that tobacco and do not record sales revenues associated with its resale. The number of customers purchasing tobacco directly from suppliers and the locations in which they purchase tobacco directly from suppliers is expanding.

Purchasing (continued)

Our arrangements with suppliers vary from locale to locale depending on our predictions of future supply and demand, local historical practice and availability of capital. In certain jurisdictions, we purchase seeds, fertilizer, pesticides and other products related to growing tobacco and advance them to suppliers, which represents prepaid inventory. The suppliers then utilize these inputs to grow tobacco, which we are contractually obligated to purchase. The advances of inputs for the current crop generally include the original cost of the inputs plus a mark-up and interest as it is earned. Where contractually permitted, we charge interest to the suppliers during the period the current crop advance is outstanding. We generally advance inputs at a price greater than our cost, which results in a mark-up on the inputs. We account for our advances to tobacco suppliers using a cost accumulation model, which results in us reporting our advances at the lower of cost or recoverable amounts excluding the mark-up and interest. The mark-up and interest on our advances are recognized when the tobacco is delivered as a decrease in our cost of the current crop. Upon delivery of tobacco, part of the purchase price paid to the supplier is paid in cash and part through a reduction of the advance balance. The advances applied to the delivery are reclassified out of advances and into unprocessed inventory. We advance inputs only to suppliers with whom we have purchase contracts. For example, in Brazil, we generally contract to purchase a supplier's entire tobacco crop at the market price per grade at the time of harvest based on the quality of the tobacco delivered. Pursuant to these purchase contracts, we provide suppliers with fertilizer and other materials necessary to grow tobacco and may guarantee Brazilian rural credit loans to suppliers to finance the crop. Under longer-term arrangements with suppliers, we may advance or guarantee financing on suppliers' capital assets, which are also recovered through the delivery of tobacco to us by our suppliers.

In these jurisdictions, our agronomists maintain frequent contact with suppliers prior to and during the growing and curing seasons to provide technical assistance to improve the quality and yield of the crop. As a result of various factors including weather, not all suppliers are able to settle the entire amount of advances through delivery of tobacco in a given crop year. Throughout the crop cycle, we monitor events that may impact the suppliers' ability to deliver tobacco. If we determine we will not be able to recover the original cost of the advances with deliveries of the current crop, or future crop deliveries, the unit cost of tobacco actually received is increased when unrecoverable costs are within a normal range which is based on our historical results or expensed immediately when they are above a normal range based on our historical results. We account for the unrecoverable costs in this manner to ensure only costs within a normal range are capitalized in inventory and costs that are above a normal range are expensed immediately as current period charges.

Alliance One has developed an extensive international network through which we purchase, process and sell tobacco and we hold a leading position in most tobacco growing regions in the world. We purchase tobacco in more than 35 countries. During the three years ended March 31, 2013, 2012 and 2011, approximately 30%, 27% and 35%, respectively, of our purchases of tobacco were from the South America operating segment, approximately 5%, 7% and 7%, respectively, were from the Value Added Services operating segment and approximately 65%, 66% and 58%, respectively, were from the Other Regions operating segment. Within the Other Regions operating segment, approximately 44%, 43% and 38% of our total purchases for the three years ended March 31, 2013, 2012 and 2011, respectively, were from China, the United States, Turkey and the Africa Region.

Processing

We process tobacco to meet each customer's specifications as to quality, yield, chemistry, particle size, moisture content and other characteristics. Unprocessed tobacco is a semi-perishable commodity that generally must be processed within a relatively short period of time to prevent fermentation or deterioration in quality. The processing of leaf tobacco facilitates shipping and prevents spoilage and is an essential service to our customers because the quality of processed leaf tobacco substantially affects the quality of the manufacturer's end product. Accordingly, we have located our production facilities in proximity to our principal sources of tobacco.

We process tobacco in more than 35 owned and third-party facilities around the world including Argentina, Brazil, China, Zimbabwe, Jordan, Guatemala, India, Tanzania, the United States, Malawi, Thailand, Germany, Indonesia, Macedonia, Bulgaria and Turkey. These facilities encompass all leading export locations of flue-cured, burley and oriental tobaccos. In addition, we have entered into contracts, joint ventures and other arrangements for the purchase of tobacco grown in substantially all other countries that produce export-quality flue-cured and burley tobacco.

Upon arrival at our processing plants, flue-cured and burley tobacco is first reclassified according to grade. Most of that tobacco is then blended to meet customer specifications regarding color, body and chemistry, threshed to remove the stem from the leaf and further processed to produce strips of tobacco and sieve out small scrap. We also sell a small amount of processed but unthreshed flue-cured and burley tobacco in loose-leaf and bundle form to certain customers. Oriental tobaccos are handled and processed in a similar manner other than that the tobaccos are not threshed to remove stems.

Processed flue-cured, burley and oriental tobacco is redried to remove excess moisture so that it can be held in storage by customers or us for long periods of time. After redrying, whole leaves, bundles, strips or stems and scrap where applicable are separately packed in cases, bales, cartons or hogsheads for storage and shipment. Packed flue-cured, burley and oriental tobacco generally is transported in the country of origin by truck or rail, and exports are moved by ship. Prior to and during processing, steps are taken to ensure consistent quality of the tobacco, including the regrading and removal of undesirable leaves, dirt and other non-tobacco related material. Customer representatives are frequently present at our facilities to monitor the processing of their particular orders. Throughout the processing, our technicians use quality control laboratory test equipment to ensure that the product meets all customer specifications.

Selling
We ship tobacco to manufacturers of cigarettes and other consumer tobacco products located in approximately 90 countries around the world as designated by these manufacturers. We recognize sales revenue when persuasive evidence of an arrangement exists, the price to the customer is fixed, collectability is reasonably assured and title and risk of ownership is passed to the customer, which is upon either shipment or delivery. In certain countries we also use commissioned agents to supplement our selling efforts. Individual shipments may be large, and since the customer typically specifies shipping dates, our financial results may vary significantly between reporting periods due to timing of sales. In some markets, principally the United States, we process tobacco that is owned by our customers, and revenue is recognized when the processing is completed.

The consumer tobacco business is dominated by a relatively small number of large multinational cigarette manufacturers and by government controlled entities. Including their respective affiliates, accounting for more than 10% of our revenues were each of PMI, JTI, Imperial Tobacco Group PLC and China Tobacco International Inc. for the year ended March 31, 2013; PMI, JTI and Imperial Tobacco Group PLC for the year ended March 31, 2012; and PMI, JTI and British American Tobacco p.l.c. for the year ended March 31, 2011.

In 2013, Alliance One delivered approximately 41% of its tobacco sales to customers in Europe and approximately 19% to customers in the United States. One customer directs shipments to its Belgium storage and distribution center before shipment to its manufacturing facilities in Europe and Asia. In 2013, these Belgium sales accounted for 20% of sales to customers in Europe. The remaining sales are to customers located in Asia, Africa and other geographic regions of the world.

Seasonality
The purchasing and processing activities of our tobacco business are seasonal. Flue-cured tobacco grown in the United States is purchased, processed and marketed generally during the five-month period beginning in July and ending in November. U.S. grown burley tobacco is purchased, processed and marketed usually from late November through January or February. Tobacco grown in Brazil is usually purchased, processed and marketed from January through July and in Africa from April through September. Other markets around the world have similar purchasing periods, although at different times of the year.

During the purchasing, processing and marketing seasons, inventories of unprocessed tobacco, inventories of redried tobacco and trade accounts receivable normally reach peak levels in succession. Current liabilities, particularly advances from customers and short-term notes payable to banks, normally reach their peak in this period as a means of financing the seasonal expansion of current assets. At March 31, the end of our fiscal year, the seasonal components of our working capital reflect primarily the operations related to foreign grown tobacco.

Competition
Alliance One is one of only two global publicly held leaf tobacco merchants, with substantially similar global market shares in markets in which we both operate. We hold a leading position in most major tobacco growing regions in the world, including the principal export markets for flue-cured, burley and oriental tobacco and, as a result of our scale, global reach, and financial resources, we believe we are well-suited to serve the needs of all manufacturers of cigarettes and other consumer tobacco products.

The leaf tobacco industry is highly competitive and competition is based primarily on the price charged for products and services as well as the merchant's ability to meet customer specifications in the buying, processing, residue compliance and financing of tobacco. In addition to the primary global independent leaf tobacco merchants, there are a number of other independent global, regional or national competitors. Local independent leaf merchants with low fixed costs and overhead also supply cigarette manufacturers. Recent vertical integration initiatives and other changes in customer buying patterns have resulted in a more dynamic and competitive operating environment. There is also competition in all countries to buy the available leaf tobacco and in many areas, total leaf tobacco processing capacity exceeds demand.

Reportable Segments
The purchasing, processing, selling and storing of leaf tobacco is similar throughout our business. However, we maintain regional operating and financial management in North America, South America, Europe, Africa, Asia and beginning April 1, 2012, Value Added Services, to monitor our various operations in these areas. In reviewing these operations, we have concluded that the economic characteristics of South America and Value Added Services are dissimilar from the other operating regions. Based on this fact, we disclose South America and Value Added Services separately and aggregate the remaining four operating segments, Africa, Asia, Europe and North America into one reportable segment "Other Regions." Our financial performance is reviewed at this level and these regions represent our operating segments. See Note 14 "Segment Information" to the "Notes to Consolidated Financial Statements" for financial information attributable to our reportable segments.

C. Other

Research and Development
We routinely cooperate with both our customers and the manufacturers of the equipment used in our processing facilities to improve processing technologies. However, no material amounts are expended for research and development, and we hold no material patents, licenses, franchises, or concessions.

Alliance One Employees

Alliance One's consolidated entities employed approximately 3,330 persons, excluding seasonal employees, in our worldwide operations at March 31, 2013. In the Other Regions operating segment, Alliance One's consolidated entities employed approximately 2,360 employees at March 31, 2013 excluding approximately 6,575 seasonal employees. During processing periods, most seasonal employees as well as approximately 120 full-time factory personnel in the United States are covered by collective bargaining agreements. In the Value Added Services operating segment, Alliance One's consolidated entities employed approximately 245 persons at March 31, 2013. Of those, approximately 80 hourly paid factory workers in the United States are covered by a collective bargaining agreement. In the South America operating segment, Alliance One's consolidated entities employed approximately 725 persons, excluding approximately 4,065 seasonal employees, at March 31, 2013. We consider Alliance One's employee relations to be satisfactory.

Government Regulation and Environmental Compliance

See Item 1A. "Risk Factors" for a discussion of government regulation. Currently there are no material estimated capital expenditures related to environmental control facilities. In addition, there is no material effect on capital expenditures, results of operations or competitive position anticipated as a result of compliance with current or pending federal or state laws and regulations relating to protection of the environment.

EXECUTIVE OFFICERS OF ALLIANCE ONE INTERNATIONAL, INC.

The following information is furnished with respect to the Company's executive officers as of April 1, 2013, and the capacities in which they serve. These officers serve at the pleasure of the Board of Directors and are elected at each annual organizational meeting of the Board.

NAME	AGE	TITLE
J. Pieter Sikkel	49	President and Chief Executive Officer
J. Henry Denny	62	Executive Vice President - Business Relationship Management and Leaf
Jose Maria Costa Garcia	47	Executive Vice President - Global Operations and Supply Chain
Robert A. Sheets	58	Executive Vice President – Chief Financial Officer and Chief Administrative Officer
William L. O'Quinn, Jr.	44	Senior Vice President - Chief Legal Officer and Secretary

The business experience summaries provided below for the Company's executive officers describe positions held by the named individuals during the last five years.

J. Pieter Sikkel has served as President and Chief Executive Officer of Alliance One International, Inc., since March 1, 2013, having previously served as President from December 14, 2010 through February 28, 2013, Executive Vice President - Business Strategy and Relationship Management from April 2007 through December 13, 2010, and as Regional Director of Asia from May 2005 through April 2007.

J. Henry Denny has served as Executive Vice President - Business Relationship Management and Leaf since August 2012, having previously served as Executive Vice President - Global Operations from July 2009 through July 2012, as Regional Director of North and Central America from July 2006 through June 2009, and as Director of Leaf Purchasing for North America from May 2005 through June 2006.

Jose Maria Costa Garcia has served as Executive Vice President - Global Operations and Supply Chain since August 2012, having previously served as Regional Director - Europe from September 2008 through July 2012, and as Regional Financial Director - Europe from April 2005 through August 2008.

Robert A. Sheets has served as Executive Vice President - Chief Financial Officer and Chief Administrative Officer since December 14, 2010, having previously served as Executive Vice President - Chief Financial Officer from April 1, 2008 through December 13, 2010, and as a member of the Board of Directors and as Executive Vice President and Chief Financial Officer of a corporate predecessor, Standard Commercial Corporation, until its merger into Alliance One in May 2005.

William L. O'Quinn, Jr. has served as Senior Vice President - Chief Legal Officer and Secretary since April 1, 2011, having previously served as Senior Vice President - Secretary since January 1, 2011, and as Assistant General Counsel and Assistant Secretary from August 2005.

ITEM 1A. RISK FACTORS

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking statements contained in this Annual Report on Form 10-K. Any of the following risks could materially adversely affect our business, our operating results, our financial condition and the actual outcome of matters as to which forward-looking statements are made in this Annual Report.

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor calls and webcasts. You can identify these forward-looking statements by use of words such as "strategy," "expects," "continues," "plans," "anticipates," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in Alliance One International, Inc. securities. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important risk factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time.

Risks Relating to Our Operations

Our reliance on a small number of significant customers may adversely affect our financial statements.

Our customers are manufacturers of cigarette and other tobacco products. Several of these customers individually account for a significant portion of our sales in a normal year.

For the year ended March 31, 2013, each of Philip Morris International, Inc., Japan Tobacco Inc., Imperial Tobacco Group PLC and China Tobacco International Inc., including their respective affiliates, accounted for more than 10% of our revenues from continuing operations. In addition, tobacco product manufacturers are experiencing consolidation and further consolidation among our customers could decrease such customers' demand for our leaf tobacco or processing services. The loss of any one or more of our significant customers could have a material adverse effect on our financial statements.

Continued vertical integration by our customers could materially adversely affect our financial statements.

Demand for our leaf tobacco or processing services could be materially reduced if cigarette manufacturers continue to significantly vertically integrate their operations, either through acquisition of our competitors, establishing new operations or contracting directly with suppliers. In recent years, Japan Tobacco, Inc. vertically integrated operations in Malawi, Brazil and the United States. In addition, Philip Morris International, Inc. acquired supplier contracts and related assets in Brazil in order to procure leaf directly. Our results of operations were adversely affected by these initiatives. Further vertical integration by our customers could have a material adverse effect on our financial statements.

Global shifts in sourcing customer requirements may negatively impact our organizational structure and asset base.

The global leaf tobacco industry is experiencing shifts in the sourcing of customer requirements for tobacco. For example, significant tobacco production volume decreases have occurred in the United States, Zimbabwe and Western Europe from historical levels. At the same time, production volumes in other sourcing origins, such as Brazil and other areas of Africa, are stabilizing. Additional shifts in sourcing may occur as a result of currency fluctuations, including devaluation of the U.S. dollar. A shift in sourcing origins in Europe has been influenced by modifications to the tobacco price support system in the European Union (EU). Customer requirements have changed due to these variations in production, which could influence our ability to plan effectively for the longer term in Europe.

We may not be able to timely or efficiently adjust to shifts in sourcing origins, and adjusting to shifts may require changes in our production facilities in certain origins and changes in our fixed asset base. We have incurred, and may continue to incur, restructuring charges as we continue to adjust to shifts in sourcing. Adjusting our capacity and adjusting to shifts in sourcing may have an adverse impact on our ability to manage our costs, and could have an adverse effect on our financial performance.

Our financial results will vary according to growing conditions, customer indications and other factors, which reduces your ability to gauge our quarterly and annual financial performance.

Our financial results, particularly the quarterly financial results, may be significantly affected by fluctuations in tobacco growing seasons and crop sizes which affect the supply of tobacco. Crop sizes may be affected by, among other things, crop infestation and disease, the volume of annual tobacco plantings and yields realized by supplier and suppliers elections to grow crops other than tobacco. The cultivation period for tobacco is dependent upon a number of factors, including the weather and other natural events, such as hurricanes or tropical storms, and our processing schedule and results of operations for any quarterly period can be significantly altered by these factors.

Our financial results will vary according to growing conditions, customer indications and other factors, which reduces your ability to gauge our quarterly and annual financial performance. *(continued)*

The cost of acquiring tobacco can fluctuate greatly due to crop sizes and increased competition in certain markets in which we purchase tobacco. For example, short crops in periods of high demand translate into higher average green prices, higher throughput costs and less volume to sell. Furthermore, large crops translate into lower average green prices, lower throughput costs and excess volume to sell.

Further, the timing and unpredictability of customer indications, orders and shipments cause us to keep tobacco in inventory, increase our risk and result in variations in quarterly and annual financial results. The timing of shipments can be materially impacted by shortages of containers and vessels for shipping as well as infrastructure and accessibility issues in ports we use for shipment. We may from time to time in the ordinary course of business keep a significant amount of processed tobacco in inventory for our customers to accommodate their inventory management and other needs. Sales recognition by us and our subsidiaries is based on the passage of ownership, usually with shipment of product. Because individual shipments may represent significant amounts of revenue, our quarterly and annual financial results may vary significantly depending on our customers' needs and shipping instructions. These fluctuations result in varying volumes and sales in given periods, which also reduces your ability to compare our financial results in different periods or in the same periods in different years.

Suppliers who have historically grown tobacco and from whom we have purchased tobacco may elect to grow other crops instead of tobacco, which affects the world supply of tobacco and may impact our quarterly and annual financial performance.

Increases in the prices for other crops have led and may in the future lead suppliers who have historically grown tobacco, and from whom we have purchased tobacco, to elect to grow these other, more profitable items instead of tobacco. A decrease in the volume of tobacco available for purchase may increase the purchase price of such tobacco. As a result, we could experience an increase in tobacco crop acquisition costs which may impact our quarterly and annual financial performance.

Our advancement of inputs to tobacco suppliers could expose us to losses.

We advance seeds, fertilizer, pesticides and other products related to growing tobacco to our suppliers, which represent prepaid inventory, in many countries to allow the suppliers to grow tobacco, which we are contractually obligated to purchase. The advances to tobacco suppliers are settled as part of the consideration paid upon the suppliers delivering us unprocessed tobacco at market prices. Two primary factors determine the market value of the tobacco suppliers deliver to us: the quantity of tobacco delivered and the quality of the tobacco delivered. Unsatisfactory quantities or quality of the tobacco delivered could result in losses with respect to advances to our tobacco suppliers or the deferral of those advances.

When we purchase tobacco directly from suppliers, we bear the risk that the tobacco will not meet our customers' quality and quantity requirements.

In countries where we contract directly with tobacco suppliers, including Argentina, Brazil, the United States and certain African countries, we bear the risk that the tobacco delivered will not meet quality and quantity requirements of our customers. If the tobacco does not meet such market requirements, we may not be able to sell the tobacco we agreed to buy and may not be able to meet all of our customers' orders, which would have an adverse effect on our profitability and results of operations.

Weather and other conditions can affect the marketability of our inventory.

Like other agricultural products, the quality of tobacco is affected by weather and the environment, which can change the quality or size of the crop. If a weather event is particularly severe, such as a major drought or hurricane, the affected crop could be destroyed or damaged to an extent that it would be less desirable to our customers, which would result in a reduction in revenues. If such an event is also widespread, it could affect our ability to acquire the quantity of products required by customers. In addition, other items can affect the marketability of tobacco, including, among other things, the presence of:

- non-tobacco related material;
- genetically modified organisms; and
- excess residues of pesticides, fungicides and herbicides.

A significant event impacting the condition or quality of a large amount of any of the tobacco crops we buy could make it difficult for us to sell such tobacco or to fill our customers' orders. In addition, in the event of climate change, adverse weather patterns could develop in the growing regions in which we purchase tobacco. Such adverse weather patterns could result in more permanent disruptions in the quality and size of the available crop, which could adversely affect our business.

We face increased risks of doing business due to the extent of our international operations.
We do business in more than 35 countries, some of which do not have stable economies or governments. Our international operations are subject to international business risks, including unsettled political conditions, uncertainty in the enforcement of legal obligations, including the collection of accounts receivable, expropriation, import and export restrictions, exchange controls, inflationary economies, currency risks and risks related to the restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries. These risks are exacerbated in countries where we have advanced substantial sums or guaranteed local loans or lines of credit for the purchase of tobacco from suppliers. For example, in 2006 as a result of the political environment, economic instability, foreign currency controls and governmental regulations in Zimbabwe, we deconsolidated our Zimbabwe subsidiaries.

Our international operations are in areas where the demand is for the export of lower priced tobacco. We have significant investments in our purchasing, processing and exporting operations in Argentina, Brazil, Malawi, Tanzania and Turkey.

In recent years, economic problems in certain African countries have received wide publicity related to devaluation and appreciation of the local currency and inflation. Devaluation and appreciation can affect our purchase costs of tobacco and our processing costs. In addition, we conduct business with suppliers and customers in countries that have recently had or may be subject to dramatic political regime change, such as Tunisia and Egypt. In the event of such dramatic changes in the government of such countries, we may be unable to continue to operate our business, or adequately enforce legal obligations, after the change in a manner consistent with prior practice.

We are subject to potentially inconsistent actions by the governments of certain foreign countries in which we operate which may have a significant impact on our financial results. For example, in 2006, our concession to promote tobacco production in the Chifunde district of Mozambique was terminated by the government. Thereafter, we assessed our remaining Mozambique operations without the Chifunde district and determined that it was not in our economic interest to remain in Mozambique without this strategic district. Consequently, we discontinued our operations within Mozambique after the 2006 crop.

We are subject to the Foreign Corrupt Practices Act (the "FCPA") and operate in jurisdictions that pose a high risk of potential FCPA violations.
We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations. Although our corporate policy prohibits foreign bribery and we have adopted procedures to promote compliance, there is no assurance that our policy or procedures will work effectively all of the time or protect us against liability under the FCPA for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire. Failure to comply with the FCPA, other anti-corruption laws and other laws governing the conduct of business with government entities (including local laws) could lead to criminal and civil penalties and other remedial measures (including further changes or enhancements to our procedures, policies, and controls, the imposition of a compliance monitor at our expense and potential personnel changes and/or disciplinary actions), any of which could have an adverse impact on our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S. or foreign authorities also could have an adverse impact on our business, financial condition and results of operations.

In 2010, we entered into settlements with the SEC and the U.S. Department of Justice to resolve their investigations regarding potential criminal and civil violations of the FCPA. The settlements resulted in the disgorgement in profits and fines totaling $19.45 million, which have been paid. Both settlements require us to retain an independent compliance monitor for a term of three years.

Our exposure to changes in foreign tax regimes could adversely impact our business.
We do business in countries that have tax regimes in which the rules are not clear, are not consistently applied and are subject to sudden change. This is especially true with regard to international transfer pricing. Our earnings could be reduced by the uncertain and changing nature of these tax regimes.

Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations.
We conduct our business in many countries around the world. Our business is generally conducted in U.S. dollars, as is the business of the leaf tobacco industry as a whole. However, we generally must purchase tobacco in non-U.S. countries using local currency. As a result, local country operating costs, including the purchasing and processing costs for tobaccos, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. When the U.S. dollar weakens against foreign currencies, our costs for purchasing and processing tobacco in such currencies increases. We attempt to minimize such currency risks by matching the timing of our working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country where the tobacco is grown. Fluctuations in the value of foreign currencies can significantly affect our operating results.

Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations. *(continued)*

In addition, the devaluation of foreign currencies has resulted and may in the future result in reduced purchasing power from customers whose capital resources are denominated in those currencies. We may incur a loss of business as a result of the devaluation of these currencies now or in the future.

Low investment performance by our defined benefit pension plan assets may increase our pension expense, and may require us to fund a larger portion of our pension obligations, thus, diverting funds from other potential uses.

We sponsor defined benefit pension plans that covers certain eligible employees. Our pension expense and required contributions to our pension plan are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets, and the actuarial assumptions we use to measure the defined benefit pension plan obligations.

Due to the significant market downturn that began in 2008, plan asset values declined significantly. If plan assets perform below the assumed rate of return used to determine pension expense, future pension expense will increase. Further, as a result of the global economic instability, our pension plan investment portfolio has recently incurred greater volatility.

The proportion of pension assets to liabilities, which is called the funded status, determines the level of contribution to the plan that is required by law. In recent years, we have funded the plan in amounts as required, but changes in the plan's funded status related to the value of assets or liabilities could increase the amount required to be funded. We cannot predict whether changing market or economic conditions, regulatory changes or other factors will further increase our pension funding obligations, diverting funds we would otherwise apply to other uses.

Competition could erode our earnings.

The leaf tobacco industry is highly competitive. We are one of two global publicly held competitors in the leaf tobacco industry, each with approximately equal market share. Competition is based primarily on the prices charged for products and services as well as the merchant's ability to meet customer specifications in the buying, processing and financing of tobacco. In addition, there is competition in all countries to buy the available tobacco. The loss or substantial reduction of any large or significant customer could reduce our earnings.

In addition to the two primary global independent leaf tobacco merchants, the cigarette manufacturers increasingly buy tobacco directly from suppliers, and new independent leaf merchants are entering the leaf purchasing and processing business. We face increasing competition from new local and regional independent leaf merchants with low fixed costs and overhead and good customer connections at the local level. These new independent merchants are buying an increasing portion of the crops in certain international markets, particularly Brazil and parts of Africa, where the new entrants have been able to capitalize in the global transition to those markets. Any of these sources of new competition may result in less tobacco available for us to purchase and process in the applicable markets.

We rely on internal and externally hosted information technology systems and disruption, failure or security breaches of these systems could adversely affect our business.

We rely on information technology (IT) systems, including systems hosted by service providers. The enterprise resource planning system (SAP) we are implementing in stages throughout the company, for example, is hosted by Capgemini and our domestic employee payroll system is hosted by Ceridian. Although we have disaster recovery plans and several intrusion preventive mitigating tools and services in place, which are active inline services or are tested routinely, our portfolio of hardware and software products, solutions and services and our enterprise IT systems, including those hosted by service providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses or other malicious software programs and cyber-attacks, including system hacking and other cyber-security breaches. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation, and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

We have identified material weaknesses related to our internal control in the past, and there can be no assurance that material weaknesses will not be identified in the future.

Prior to fiscal 2009, we identified certain matters involving our internal control over financial reporting that we and our independent registered public accounting firm determined to be material weaknesses under standards established by the Public Company Accounting Oversight Board. We remediated those material weaknesses in internal control over financial reporting, and we believe that our internal control over financial reporting was effective at March 31, 2013 as reported elsewhere in this Annual Report. Although we intend to continue to monitor and improve our internal controls, we cannot assure you that other material weaknesses will not occur in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in misstatements in our financial statements in amounts that could be material. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the value of our common stock and could also require additional restatements of our prior reported financial information.

Risks Relating to Our Capital Structure

We may not continue to have access to the capital markets to obtain long-term and short-term financing on acceptable terms and conditions.

We access the short-term capital markets and, from time to time, the long-term markets to obtain financing. Although we believe that we can continue to access the capital markets in fiscal 2014 on acceptable terms and conditions, our access and the availability of acceptable terms and conditions are impacted by many factors, including: (i) our credit ratings; (ii) the liquidity and volatility of the overall capital markets, which has been negatively impacted by the U.S. sub-prime debt turmoil and the turmoil created by the sovereign debt crisis in Europe and elsewhere; and (iii) the current state of the economy, including the tobacco industry. There can be no assurances that we will continue to have access to the capital markets on terms acceptable to us.

We may not have access to available capital to finance our local operations in non-U.S. jurisdictions.

We have typically financed our non-U.S. local operations with uncommitted short-term operating credit lines at the local level. These operating lines are typically seasonal in nature, normally extending for a term of 180 to 270 days corresponding to the tobacco crop cycle in that location. These facilities are typically uncommitted in that the lenders have the right to cease making loans or demand payment of outstanding loans at any time. In addition, each of these operating lines must be renewed with each tobacco crop season in that jurisdiction. Although our foreign subsidiaries are the borrowers under these lines, many of them are guaranteed by us.

As of March 31, 2013, we had approximately $356.8 million drawn and outstanding on short-term foreign seasonal lines with maximum capacity totaling $647.8 million subject to limitations as provided for in our Credit Agreement. Additionally against these lines there was $14.7 million available in unused letter of credit capacity with $4.1 million issued but unfunded. At March 31, 2013 we had $5.2 million drawn and outstanding on foreign seasonal borrowings with maturity greater than one year with a maximum capacity of $25.0 million subject to limitations as provided for in the agreements.

Because the lenders under these operating lines typically have the right to cancel the loan at any time and each line must be renewed with each crop season, there can be no assurance that this capital will be available to our subsidiaries. If a number of these lenders cease lending to our subsidiaries or dramatically decrease such lending, it could have a material adverse affect on our liquidity.

Failure of foreign banks in which our subsidiaries deposit funds or the failure to transfer funds or honor withdrawals may affect our results of operations.

Funds held by our foreign subsidiaries are often deposited in their local banks. Banks in certain foreign jurisdictions may be subject to a higher rate of failure or may not honor withdrawals of deposited funds. In addition, the countries in which these local banks operate may lack sufficient regulatory oversight or suffer from structural weaknesses in the local banking system. Due to uncertainties and risks relating to the political stability of certain foreign governments, these local banks also may be subject to exchange controls and therefore unable to perform transfers of certain currencies. If our ability to gain access to these funds was impaired, it could have a material adverse effect on our results of operations.

We have substantial debt which may adversely affect us by limiting future sources of financing, interfering with our ability to pay interest and principal on the senior notes and subjecting us to additional risks.

We have a significant amount of indebtedness and debt service obligations. As of March 31, 2013, we had approximately $1,194.0 million of indebtedness. In addition, the indenture governing the senior notes allows us to incur additional indebtedness under certain circumstances. If we add new indebtedness to our current indebtedness levels, the related risks that we now face could increase.

Our substantial debt will have important consequences, including:

- that our indebtedness may make it more difficult for us to satisfy our obligations with respect to the senior notes and our other obligations;
- that our indebtedness may limit our ability to obtain additional financing on satisfactory terms and to otherwise fund working capital, capital expenditures, debt refinancing, acquisitions and other general corporate requirements;
- that a significant portion of our cash flow from operations must be dedicated to paying interest on and the repayment of the principal of our indebtedness. This reduces the amount of cash we have available for making principal and interest payments under the senior notes and for other purposes and makes us more vulnerable to a decrease in demand for leaf tobacco, increases in our operating costs or general economic or industry conditions;
- that our ability to adjust to changing market conditions and to compete with other global leaf tobacco merchants may be hampered by the amount of debt we owe;
- increasing our vulnerability to general adverse economic and industry conditions;
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- restricting us from making strategic acquisitions or exploiting business opportunities.

We have substantial debt which may adversely affect us by limiting future sources of financing, interfering with our ability to pay interest and principal on the senior notes and subjecting us to additional risks. *(continued)*

In addition, the indenture governing the senior notes and our senior secured credit facility each contain financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. Also, a substantial portion of our debt, including borrowings under our senior secured credit facility, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher debt service requirements, any such agreements may not offer complete protection from this risk.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate further the risks associated with our significant leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing our publicly traded senior notes and our credit agreement restrict, but do not completely prohibit, us from doing so. Our senior secured credit facility provides for a revolving credit line of $250.0 million. There was $95.0 million outstanding under this facility at March 31, 2013. If new debt is added to our current debt levels, the related risks we now face could intensify.

The indentures governing the senior notes and our senior secured credit facility contain, and in the future could contain additional, covenants and tests that limit our ability to take actions or cause us to take actions we may not normally take.

The indentures governing the senior notes and our senior secured credit facility contain a number of significant covenants. These covenants limit our ability to, among other things:

- incur additional indebtedness;
- issue preferred stock;
- merge, consolidate or dispose of substantially all of our assets;
- grant liens on our assets;
- pay dividends, redeem stock or make other distributions or restricted payments;
- repurchase or redeem capital stock or prepay subordinated debt;
- make certain investments;
- agree to restrictions on the payment of dividends to us by our subsidiaries;
- sell or otherwise dispose of assets, including equity interests of our subsidiaries;
- enter into transactions with our affiliates; and
- enter into certain sale and leaseback transactions.

Our senior secured credit facility and the indentures require us to meet certain financial tests. Complying with these covenants and tests may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take. The failure to comply with these covenants and tests would cause a default under the credit facility and, under the indenture, would prevent us from taking certain actions, such as incurring additional debt, paying dividends or redeeming senior notes or subordinated debt. A default, if not waived, could result in the debt under our senior secured credit facility and the indenture becoming immediately due and payable and could result in a default or acceleration of our other indebtedness with cross-default provisions. If this occurs, we may not be able to pay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

We may not be able to satisfy the covenants included in our financing arrangements which could result in the default of our outstanding debt obligations.

In the recent past, we have sought and obtained waivers and amendments under our existing financing arrangements to avoid future non-compliance with financial covenants and cure past defaults under restrictive covenants. We also paid significant fees to obtain these waivers and consents. You should consider this in evaluating our ability to comply with restrictive covenants in our debt instruments and the financial costs of our ability to do so. Any future defaults for which we do not obtain waivers or amendments could result in the acceleration of a substantial portion of our indebtedness, much of which is cross-defaulted to other indebtedness.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the senior notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the senior notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our senior secured credit facility or the senior notes, on commercially reasonable terms or at all. Additionally, to the extent permitted under our senior secured credit agreement and indentures, we may repurchase, repay or tender for our bank debt, senior notes or senior subordinated notes, which may place pressure on future cash requirements to the extent that the debt repurchased, repaid or tendered cannot be redrawn.

If we refinance our current credit facilities, we may not be able to obtain the same credit availability or at interest rates similar to our current credit facilities.
Our senior credit facility matures in April 2014. If credit market conditions worsen, it could have a material adverse impact on our ability to refinance our current credit facilities on similar or better terms than our current credit facility.

Risks Related to Global Financial and Credit Markets

Volatility and disruption of global financial and credit markets may negatively impact our ability to access financing and expose us to unexpected risks.
Global financial and credit markets exposes us to a variety of risks as we fund our business with a combination of cash from operations, short-term seasonal credit lines, our revolving credit facility, long-term debt securities and customer advances. We have financed our non-U.S. operations with uncommitted unsecured short term seasonal lines of credit at the local level. These local operating lines typically extend for a term of up to one year and are typically uncommitted in that the lenders have the right to cease making loans and demand repayment of loans at any time. As of March 31, 2013, we had approximately $362.0 million drawn and outstanding on short-term and long-term foreign seasonal lines with maximum capacity totaling $672.8 million. Changes in the global financial and credit markets could create uncertainty as to whether local seasonal lines will continue to be available to finance our non-U.S. operations to the extent or on terms similar to what has been available in the past and whether repayment of existing loans under these lines will be demanded prior to maturity. To the extent that local seasonal lines cease to be available at levels necessary to finance our non-U.S. operations or we are required to repay loans under the lines prior to maturity, we may be required to seek alternative financing sources beyond our existing committed sources of funding. Based on the current financial and credit markets, we cannot assure you that such alternative funding will be available to us on terms and conditions acceptable to us, or at all. In the event that we may be required to support our non-U.S. operations by borrowing U.S. dollars under our existing revolving credit line, we may be exposed to additional currency exchange risk that we may be unable to successfully hedge. Further, there is additional risk that certain banks in the U.S. revolving credit line syndicate could be unable to meet contractually obligated borrowing requests in the future if their financial condition were to deteriorate. In addition, we maintain deposit accounts with numerous financial institutions around the world in amounts that exceed applicable governmental deposit insurance levels. While we actively monitor our deposit relationships, we are subject to risk of loss in the event of the unanticipated failure of a financial institution in which we maintain deposits, which loss could be material to our results of operations and financial condition.

Derivative transactions may expose us to potential losses and counterparty risk.
We have entered into certain derivative transactions, including interest rate swaps and foreign exchange contracts. Changes in the fair value of these derivative financial instruments that are not accounted for as cash flow hedges are reported as income, and accordingly could materially affect our reported income in any period. In addition, the counterparties to these derivative transactions, and to the convertible note hedge transactions, are financial institutions or affiliates of financial institutions, and we are subject to risks that these counterparties default under these transactions. In some of these transactions, including the convertible note hedge transactions, our exposure to counterparty credit risk is not secured by any collateral. Global economic conditions over the last few years have resulted in the actual or perceived failure or financial difficulties of many financial institutions, including bankruptcy. If one or more of the counterparties to one or more of our derivative transactions not secured by any collateral becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under those transactions. We can provide no assurances as to the financial stability or viability of any of our counterparties.

Risks Relating to the Tobacco Industry

Reductions in demand for consumer tobacco products could adversely affect our results of operations.
The tobacco industry, both in the United States and abroad, continues to face a number of issues that may reduce the consumption of cigarettes and adversely affect our business, sales volume, results of operations, cash flows and financial condition.

These issues, some of which are more fully discussed below, include:

- governmental actions seeking to ascribe to tobacco product manufacturers liability for adverse health effects associated with smoking and exposure to environmental tobacco smoke;
- smoking and health litigation against tobacco product manufacturers;
- tax increases on consumer tobacco products;
- current and potential actions by state attorneys general to enforce the terms of the Master Settlement Agreement, or MSA, between state governments in the United States and tobacco product manufacturers;
- governmental and private bans and restrictions on smoking;
- actual and proposed price controls and restrictions on imports in certain jurisdictions outside the United States;
- restrictions on tobacco product manufacturing, marketing, advertising and sales;
- the diminishing social acceptance of smoking;
- increased consumer acceptance of electronic cigarettes;
- increased pressure from anti-smoking groups;
- other tobacco product legislation that may be considered by Congress, the states, municipalities and other countries; and
- the impact of consolidation among multinational cigarette manufacturers.

Tobacco product manufacturer litigation may reduce demand for our products and services.
Our primary customers, the leading cigarette manufacturers, face thousands of lawsuits brought throughout the United States and, to a lesser extent, the rest of the world. These lawsuits have been brought by plaintiffs, including (1) individuals and classes of individuals alleging personal injury and/or misleading advertising, (2) governments (including governmental and quasi-governmental entities in the United States and abroad) seeking recovery of health care costs allegedly caused by cigarette smoking, and (3) other groups seeking recovery of health care expenditures allegedly caused by cigarette smoking, including third-party health care payors, such as unions and health maintenance organizations. Damages claimed in some of the smoking and health cases range into the billions of dollars. There have been several jury verdicts in tobacco product litigation during the past several years. Additional plaintiffs continue to file lawsuits. The effects of the lawsuits on our customers could reduce their demand for tobacco from us.

Legislation and regulatory and other governmental initiatives could impose burdensome restrictions on the tobacco industry and reduce consumption of consumer tobacco products and demand for our services.
The Family Smoking Prevention and Tobacco Control Act extends the authority of the Food and Drug Administration (FDA) to regulate tobacco products. This act authorizes the FDA to adopt product standards for tobacco products, including the level of nicotine yield and the reduction or elimination of other constituents of the products, along with provisions for the testing of products against these standards. The act imposes further restrictions on advertising of tobacco products, authorizes the FDA to limit the sales of tobacco products to face-to-face transactions permitting the verification of the age of the purchaser, authorizes a study to determine whether the minimum age for the purchase of tobacco products should be increased and requires submission of reports from manufacturers of tobacco products to the FDA regarding product ingredients and other matters, including reports on health, toxicological, behavioral, or physiologic effects of tobacco products and their constituents. The act also mandates warning labels and requires packaging to indicate the percentage of domestically grown tobacco and foreign grown tobacco included in the product. The FDA has adopted regulations under the act establishing requirements for the sale, distribution and marketing of cigarettes, as well as package warnings and advertising limitations.

In addition, the act directs the FDA to promulgate regulations requiring that the methods used in, and the facilities and controls used for, the manufacture, preproduction design validation, packing, and storage of a tobacco product conform to current good manufacturing practice. The act does not apply to tobacco leaf that is not in the possession of a manufacturer of tobacco products, or to the producers of tobacco leaf, including tobacco suppliers, tobacco warehouses, and tobacco supplier cooperatives unless those entities are controlled by a tobacco product manufacturer. The FDA has not yet adopted regulations to implement these provisions. The full impact of these provisions of the legislation and any future regulatory action to implement these provisions is uncertain. However, if the effect of such legislation is a significant reduction in consumption of tobacco products, it could materially adversely affect our business, volume, results of operations, cash flows and financial condition.

Legislation and regulatory and other governmental initiatives could impose burdensome restrictions on the tobacco industry and reduce consumption of consumer tobacco products and demand for our services. *(continued)*

Reports with respect to the harmful physical effects of cigarette smoking have been publicized for many years, and the sale, promotion and use of cigarettes continue to be subject to increasing governmental regulation. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports linking cigarette smoking with a broad range of health hazards, including various types of cancer, coronary heart disease and chronic lung disease, and recommending various governmental measures to reduce the incidence of smoking. More recent reports focus upon the addictive nature of cigarettes, the effects of smoking cessation, the decrease in smoking in the United States, the economic and regulatory aspects of smoking in the Western Hemisphere, and cigarette smoking by adolescents, particularly the addictive nature of cigarette smoking in adolescence. Numerous state and municipal governments have taken and others may take actions to diminish the social acceptance of smoking of tobacco products, including banning smoking in certain public and private locations.

A number of foreign nations also have taken steps to restrict or prohibit cigarette advertising and promotion, to increase taxes on cigarettes and to discourage cigarette smoking. In some cases, such restrictions are more onerous than those in the United States. For example, advertising and promotion of cigarettes has been banned or severely restricted for a number of years in Australia, Canada, Finland, France, Italy, Singapore and other countries. Further, in February 2005, the World Health Organization ("WHO") treaty, the Framework Convention for Tobacco Control ("FCTC"), entered into force. This treaty, to which 176 nations were bound at March 31, 2013, requires signatory nations to enact legislation that would require, among other things, specific actions to prevent youth smoking; restrict or prohibit tobacco product marketing; inform the public about the health consequences of smoking and the benefits of quitting; regulate the content of tobacco products; impose new package warning requirements including the use of pictorial or graphic images; eliminate cigarette smuggling and counterfeit cigarettes; restrict smoking in public places; increase and harmonize cigarette excise taxes; abolish duty-free tobacco sales; and permit and encourage litigation against tobacco product manufacturers.

Due to the present regulatory and legislative environment, a substantial risk exists that past growth trends in tobacco product sales may not continue and that existing sales may decline. A significant decrease in worldwide tobacco consumption brought about by existing or future governmental laws and regulations would reduce demand for tobacco products and services and could have a material adverse effect on our results of operations.

Government actions can have a significant effect on the sourcing of tobacco. If some of the current efforts are successful, we could have difficulty obtaining sufficient tobacco to meet our customers' requirements, which could have an adverse effect on our performance and results of operations.

The WHO, through the FCTC, created a formal study group to identify and assess crop diversification initiatives and alternatives to leaf tobacco growing in countries whose economies depend upon tobacco production. The study group began its work in February 2007. In its initial report published later that year, the study group indicated that the FCTC did not aim to phase out tobacco growing, but the study group's focus on alternatives to tobacco crops was in preparation for its anticipated eventual decrease in demand resulting from the FCTC's other tobacco control initiatives.

If the objective of the FCTC study group were to change to seek to eliminate or significantly reduce leaf tobacco production and certain countries were to partner with the study group in pursuing this objective, we could encounter difficulty in sourcing leaf tobacco to fill customer requirements, which could have an adverse effect on our results of operations.

In addition, continued government and public emphasis on environmental issues, including climate change, conservation, and natural resource management, could result in new or more stringent forms of regulatory oversight of industry activities, which may lead to increased levels of expenditures for environmental controls, land use restrictions affecting us or our suppliers, and other conditions that could have a material adverse effect on our business, financial condition, and results of operations. For example, certain aspects of our business generate carbon emissions. Regulatory restrictions on greenhouse gas emissions have been proposed in certain countries in which we operate. These may include limitations on such emissions, taxes or emission allowance fees on such emissions, various restrictions on industrial operations, and other measures that could affect land-use decisions, the cost of agricultural production, and the cost and means of processing and transporting our products. These actions could adversely affect our business, financial condition, and results of operations.

We have been, and continue to be, subject to governmental investigations into, and litigation concerning, leaf tobacco industry buying and other payment practices.

The leaf tobacco industry, from time to time, has been the subject of government investigations regarding trade practices. For example, we were the subject of an investigation by the Antitrust Division of the United States Department of Justice into certain buying practices alleged to have occurred in the industry, we were named defendants in an antitrust class action litigation alleging a conspiracy to rig bids in the tobacco auction markets, and we were the subject of an administrative investigation into certain tobacco buying and selling practices alleged to have occurred within the leaf tobacco industry in some countries within the European Union, including Spain, Italy, Greece and potentially other countries.

We have been, and continue to be, subject to governmental investigations into, and litigation concerning, leaf tobacco industry buying and other payment practices. *(continued)*

Our subsidiaries in Spain, Italy and Greece have been subject to these investigations. In 2004, the EC fined us and our Spanish subsidiaries €4.4 million ($5.6 million) solely relating to the investigations in Spain. In respect of the Italian investigation, in October 2005, the EC announced that we and our Italian subsidiaries have been assessed a fine in the aggregate amount of €24.0 million ($28.8 million). Several tobacco processors, suppliers and agricultural associations that were the subject of the investigation in Italy were assessed fines in various amounts totaling €56.0 million ($67.0 million), inclusive of the fines imposed on us and our subsidiaries. We, along with the applicable subsidiaries, lodged several appeals against the EC decisions and these cases are currently at various stages of appeal before the European Court of Justice. Appeals that have been concluded have not resulted in any material reduction in the amounts of the related fines. The outcome of the remaining appeals is uncertain as to both timing and results.

In March 2005, the EC informed us that it had closed its investigation in relation to the Greek leaf tobacco industry buying and selling practices. In relation to these investigations into certain tobacco buying and selling practices, the DGCOMP could decide to pursue investigations into other countries and additional fines may be assessed in those countries.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Following is a description of Alliance One's material properties as of March 31, 2013.

Corporate

Our corporate headquarters are located in Morrisville, North Carolina and are leased under an agreement that expires in May 2021.

Facilities

We own a total of 12 production facilities in 8 countries. We operate each of our tobacco processing plants for seven to nine months during the year to correspond with the applicable harvesting season. While we believe our production facilities have been efficiently utilized, we continually compare our production capacity and organization with the transitions occurring in global sourcing of tobacco. We also believe our domestic production facilities and certain foreign production facilities have the capacity to process additional volumes of tobacco if required by customer demand.

The following is a listing of the various material properties used in operations all of which are owned by Alliance One:

LOCATION	USE
SOUTH AMERICA SEGMENT	
SOUTH AMERICA	
VENANCIO AIRES, BRAZIL	FACTORY/STORAGE
ARARANGUA, BRAZIL	FACTORY/STORAGE
EL CARRIL, ARGENTINA	FACTORY/STORAGE
VALUE ADDED SERVICES	
UNITED STATES	
WILSON, N.C.	FACTORY/STORAGE
OTHER REGIONS SEGMENT	
UNITED STATES	
WILSON, N.C.	FACTORY/STORAGE
FARMVILLE, N.C.	FACTORY/STORAGE
DANVILLE, VA	STORAGE
AFRICA	
LILONGWE, MALAWI	FACTORY/STORAGE
MOROGORO, TANZANIA	FACTORY/STORAGE
EUROPE	
IZMIR, TURKEY	FACTORY/STORAGE
KARLSRUHE, GERMANY	FACTORY/STORAGE
ASIA	
NGORO, INDONESIA	FACTORY/STORAGE

ITEM 3. LEGAL PROCEEDINGS

In October 2001, the Directorate General for Competition ("DGCOMP") of the European Commission ("EC") began an administrative investigation into certain tobacco buying and selling practices alleged to have occurred within the leaf tobacco industry in some countries within the European Union, including Spain and Italy. In respect of the investigation into practices in Spain, in 2004 the EC fined the Company and its Spanish subsidiaries €4.4 million (US$5.6 million) in the aggregate. In respect of the investigation into practices in Italy, in October 2005 the EC announced the assessment of fines against the Company and its Italian subsidiaries of €24.0 million (US$28.8 million) in the aggregate. With respect to both the Spanish and Italian investigations, the fines imposed on the Company and its predecessors and subsidiaries were part of fines assessed on several participants in the applicable industry. The Company, along with its applicable subsidiaries, lodged several appeals against the EC decisions with the European Court of Justice (the "ECJ"). On July 19, 2012, the ECJ denied the Company's appeal in joined cases C-628/10 and C-14/11 relating to a €1.8 million fine imposed by the EC on one of the Company's Spanish subsidiaries, and as to which the EC further imposed joint and several parent-company liability on the Company and such subsidiary's other shareholders (being a corporate predecessor of the Company, and a current subsidiary of the Company), which matter is now concluded. In appeals relating to a different Spanish subsidiary involving the remainder of the above-referenced €4.4 million in fines, a hearing before the ECJ in case C-679/11 P regarding joint and several parent-company liability was held on January 10, 2013, while the appeal in case C-668/11 P relating to the underlying liability of the relevant Spanish subsidiary is proceeding without a hearing. On December 13, 2012, the ECJ denied the Company's appeals in cases C-593/11 P and C-654/11 P, which relate to the above-referenced €24.0 million in fines assessed against the Company and its Italian subsidiaries, and those actions are now concluded. A hearing before the ECJ in case C-652/11 P relating to the appeal of one of the Company's Italian subsidiaries which had been individually fined €3.99 million (for which the Company was held jointly liable and which amount is included in the €24.0 million in fines assessed against the Company and its subsidiaries referenced above) was held on October 15, 2012, and the ECJ has referred the case back to the European General Court for further proceedings. The outcome of each of the remaining pending actions is uncertain as to both timing and results. The Company has fully recognized the impact of each of the fines set forth above and has paid all of such fines as part of the appeal process.

Mindo, S.r.l., the purchaser in 2004 of the Company's Italian subsidiary Dimon Italia, S.r.l., has asserted claims against a subsidiary of the Company arising out of that sale transaction in an action filed before the Court of Rome on April 12, 2007. The claim, allegedly arising from a guaranty letter issued by a consolidated subsidiary of the Company in connection with the sale transaction, seeks the recovery of €7.4 million (US$9.5 million) plus interest and costs. A hearing for the disposition of this matter was held in December 2011 and the court's ruling is pending. Due to the uncertain legal interpretation in a foreign jurisdiction and the complexity of the matter, the Company is not able to reasonably estimate the outcome.

On June 6, 2008, the Company's Brazilian subsidiary and a number of other tobacco processors were notified of a class action initiated by the ALPAG - Associação Lourenciana de Pequenos Agricultrores ("Association of Small Farmers of São Lourenço"). The case is currently before the 2nd civil court of São Lourenço do Sul. On April 20, 2012, the Company's motion to dismiss the class action was granted in part and denied in part. Hearings with respect to the remaining claims, which relate to practices regarding the weighing and grading of tobacco, concluded on January 23, 2013. The outcome with respect to these remaining claims is uncertain as to both timing and result. Due to the broad scope of the pleading, the ultimate exposure if an unfavorable outcome is received is not estimable.

The Company was named as one of several defendants in *Hupan, et al. v. Alliance One International, Inc., et al.*, *Chalanuk, et al. v. Alliance One International, Inc., et al.*and *Rodriquez Da Silva, et al.,* which are distinct but related lawsuits respectively filed in New Castle County, Delaware state court on February 14, 2012, April 5, 2012 and October 25, 2012. The lawsuits were brought by approximately 230 individuals claiming to be tobacco farmers and their family members, all residing in Misiones Province, Argentina. The complaints sought compensatory and punitive damages from the Company, and from other multinational defendants, under U.S. and Argentine law for alleged injuries, including birth defects, purportedly caused by exposure to agricultural chemicals in connection with the production and cultivation of tobacco. In December 2012, in each of these actions the Company was dismissed without prejudice and without any cost to the Company. The Company is also aware of a complaint filed March 1, 2013 in New Castle County, Delaware state court captioned *Aranda, et al. v. Alliance One International, Inc., et al.,* which names the Company as one of several defendants but which has not been served on the Company. Such complaint names as plaintiffs sixty-four additional individuals who are also alleged to be tobacco farmers and their family members residing in Misiones Province, Argentina, and alleges injuries and seeks remedies similar to the three actions referenced above. In May 2013, the Company was dismissed from such action without prejudice and without any cost to the Company.

ITEM 4. MINE SAFETY DISCLOSURES

N/A

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Alliance One's common stock is traded on the New York Stock Exchange, under the ticker symbol "AOI."

The following table sets forth for the periods indicated the high and low reported sales prices of our common stock as reported by the NYSE and the amount of dividends declared per share for the periods indicated.

	High	Low	Dividends Declared
Year Ended March 31, 2013			
Fourth Quarter	$ 4.07	$ 3.36	$—
Third Quarter	3.71	2.96	—
Second Quarter	3.66	2.75	—
First Quarter	3.90	2.64	—
Year Ended March 31, 2012			
Fourth Quarter	$ 3.85	$ 2.80	$—
Third Quarter	3.12	2.26	—
Second Quarter	3.50	2.44	—
First Quarter	4.14	2.98	—

As of March 31, 2013, there were 5,582 shareholders, including 4,749 non-objecting beneficial holders of our common stock.

The payment of dividends by Alliance One is subject to the discretion of our board of directors and will depend on business conditions, compliance with debt agreements, achievement of anticipated cost savings, financial condition and earnings, regulatory considerations and other factors. Our senior credit agreement and the indenture governing our senior notes restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Dividends."

Alliance One International, Inc. Comparison of Cumulative Total Return to Shareholders

The following line graph and table presents the cumulative total shareholder return of a $100 investment including reinvestment of dividends and price appreciation over the last five years in each of the following: Alliance One International, Inc. (AOI) common stock, the S&P 500 Index, the S&P 600 Small Cap Index and an index of peer companies. The sole company in the peer group is Universal Corporation (UVV).



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Alliance One International, the S&P 500 Index, the S&P Smallcap 600 Index, and Custom Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/08
3/09
3/10
3/11
3/12
3/13
Alliance One International
S&P 500
S&P Smallcap 600
Custom Peer Group

*$100 invested on 3/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

Cumulative Total Return

	3/31/2008	3/31/2009	3/31/2010	3/31/2011	3/31/2012	3/31/2013
Alliance One International, Inc.	$ 100.00	$ 63.58	$ 84.27	$ 66.56	$ 62.42	$64.40
Custom Peer Group	$ 100.00	$ 47.65	$ 88.05	$ 76.02	$ 85.23	$106.67
S&P 500 Index	$ 100.00	$ 61.91	$ 92.72	$ 107.23	$ 116.39	$132.64
S&P Small Cap 600 Index	$ 100.00	$ 61.94	$ 101.58	$ 127.25	$ 133.64	$155.21

ITEM 6. SELECTED FINANCIAL DATA

FIVE YEAR FINANCIAL STATISTICS
Alliance One International, Inc. and Subsidiaries

(in thousands, except per share amount, ratio and number of stockholders)	Years Ended March 31,				
	2013	2012	2011	2010	2009
Summary of Operations					
Sales and other operating revenues	$ 2,243,816	$ 2,150,767	$ 2,094,062	$ 2,308,299	$ 2,258,219
Restructuring and asset impairment charges (recoveries)	(55)	1,006	23,467	—	591
Operating income	160,272	154,813	132,874	223,814	204,462
Debt retirement expense (1)	1,195	—	4,584	40,353	954
Income (loss) from continuing operations	24,712	29,191	(72,148)	79,946	132,830
Income from discontinued operations	—	—	—	—	407
Net income (loss)	24,712	29,191	(72,148)	79,946	133,237
Net income (loss) attributable to Alliance One International, Inc.	24,013	29,451	(71,551)	79,167	132,558
Per Share Statistics					
Basic Earnings (Loss) Per Share:					
Income (loss) from continuing operations	$ 0.27	$ 0.34	$ (0.81)	$ 0.89	$ 1.50
Income from discontinued operations	—	—	—	—	—
Net income (loss) attributable to Alliance One International, Inc.	0.27	0.34	(0.81)	0.89	1.50
Diluted Earnings (Loss) Per Share:					
Income (loss) from continuing operations	$ 0.25	$ 0.30	$ (0.81)	$ 0.78	$ 1.49
Income from discontinued operations	—	—	—	—	—
Net income (loss) attributable to Alliance One International, Inc. (2)	0.25	0.30	(0.81)	0.78	1.49
Cash dividends paid	—	—	—	—	—
Balance Sheet Data					
Working capital	$ 843,803	$ 828,681	$ 846,860	$ 795,229	$ 608,179
Total assets	1,911,579	1,949,845	1,808,330	1,911,199	1,758,519
Long-term debt	830,870	821,453	884,371	788,880	652,584
Stockholders' equity attributable to Alliance One International, Inc.	338,393	327,482	312,813	390,400	326,661
Other Data					
Ratio of earnings to fixed charges	1.43	1.49	1.30	1.63	2.07
Common shares outstanding at year end (3)	87,641	87,381	87,085	89,113	88,974
Number of stockholders at year end (4)	5,582	6,380	8,849	7,716	6,754

(1) For the year ended March 31, 2013, the Company terminated a long-term foreign seasonal borrowing which resulted in accelerated recognition of related deferred financing costs. For the year ended March 31, 2010, the Company refinanced its credit facility and long-term debt which resulted in recognition of significant costs to retire existing debt and accelerated recognition of related deferred financing costs and original issue discounts.

(2) For the year ended March 31, 2011, all outstanding restricted shares and shares applicable to stock options and restricted stock units are excluded because their inclusion would have an antidilutive effect on the loss per share. For the year ended March 31, 2011, assumed conversion of convertible notes at the beginning of the period has an antidultive effect on the loss per share.

(3) Excluding 7,853 shares owned by a wholly owned subsidiary.

(4) Includes the number of stockholders of record and non-objecting beneficial owners.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management evaluates performance of our reportable segments principally on the basis of revenues and gross profit. Beginning April 1, 2012, management began evaluating the performance of our Value Added Services business as a separate operating segment from our five geographic operating segments. Value Added Services is comprised of our cut rolled expanded stem (CRES), cut rag, toasted burley and other specialty products and services. The economic characteristics of the Value Added Services segment are dissimilar from the other operating segments. Therefore, effective April 1, 2012, our reportable segments are Value Added Services, South America Region and Other Regions.

The following discussions should be read in conjunction with the other sections of this report, including the consolidated financial statements and related notes contained in Item 8 of this Form 10-K:

Executive Overview

The following executive overview is intended to provide significant highlights of the discussion and analysis that follows.

Financial Results

Fiscal 2013 continued to show growth in revenues with marginally lower gross profit and increased operating income of $160.3 million. The current year crop sizes, particularly in Africa, were significantly smaller than in fiscal 2012. This resulted in higher prices paid to tobacco suppliers and higher sales prices to customers but also caused increased tobacco and processing costs on a per kilo basis that were not fully passed on to the customer. Also negatively impacting our gross profit and gross profit as a percentage of sales was $14.3 million of foreign exchange hedging expense primarily due to significant Brazilian Real depreciation during the first quarter compared to $6.0 million of hedging income in the prior year. Lower gross profit in 2013 was offset by lower restructuring and selling, general and administrative costs. Other income included a $24.1 million Brazilian excise tax benefit due to a court ruling in March 2013 compared to a $13.7 million gain for a Brazilian property exchange in 2012. The change in these one time events increased our operating income 3.6% in 2013 compared to 2012. As a result of higher average borrowings at higher average rates, increases in interest expense resulted in a 5.7% decrease in pretax earnings. While we are encouraged by our sales improvements this year, there remain significant opportunities to improve our performance and we have further objectives to meet as part of reaching our goals.

Liquidity

Our liquidity requirements are affected by crop seasonality, foreign currency and interest rates, green tobacco prices, crop size and quality, and customer mix, as well as other factors. We monitor and adjust funding sources that include cash from operations and various types of financings based on a number of industry, business, and financial market dynamics. Movement and changes between these various funding sources provides flexibility to help maximize various business opportunities, while minimizing associated costs where possible. We continue monitoring turbulence in the capital markets as a result of the European debt crisis, and believe that we are well positioned, good availability to crop lines globally, and appropriate levels of cash on hand. As of March 31, 2013, available credit lines and cash were $554.8 million, comprised of $92.0 million in cash and $462.8 million of credit lines, of which $10.6 million was exclusively for letters of credit.

Outlook

Strategic investment remains a primary focus and this year we invested $39.9 million to further improve factory efficiencies and enhance our supply chain. Investment in farmer agronomy programs that support secure, compliant and sustainable supply as embraced by our customers remains a key component of our plans. Demand for tobacco is stable while supply continues to be tight in burley and higher quality tobaccos. Our balance sheet is well positioned with inventories at year end of $903.9 million, and uncommitted inventory well within our stated range of $50.0 million to $150.0 million. We are now executing on the next level of our longer term plan that should further increase volume, revenue and earnings, and should ultimately deliver enhanced shareholder value.

Results of Operations

Consolidated Statement of Operations

	Twelve Months Ended March 31,						
		Change			Change		
(in millions)	2013	$	%	2012	$	%	2011
Sales and other operating revenues	$ 2,243.8	$ 93.0	4.3	$ 2,150.8	$ 56.7	2.7	$ 2,094.1
Gross profit	285.2	(2.5)	(0.9)	287.7	10.9	3.9	276.8
Selling, general and administrative expenses	145.8	(1.8)	(1.2)	147.6	(10.3)	(6.5)	157.9
Other income	20.7	5.0		15.7	(21.7)		37.4
Restructuring and asset impairment charges (recoveries)	(0.1)	(1.1)		1.0	(22.5)		23.5
Operating income	160.3 *	5.5 *		154.8	21.9 *		132.9 *
Debt retirement expense	1.2	1.2		—	(4.6)		4.6
Interest expense	114.6	7.8		106.8	4.1		102.7
Interest income	6.5	0.4		6.1	(1.2)		7.3
Income tax expense	28.0	3.0		25.0	(82.5)		107.5
Equity in net income of investee companies	1.6	1.5		0.1	(2.4)		2.5
Income (loss) attributable to noncontrolling interests	0.7	1.0		(0.3)	0.3		(0.6)
Net income (loss) attributable to the Company	$ 24.0 *	$ (5.5) *		$ 29.5	$ 101.1		$ (71.6) *

* Amounts do not equal column totals due to rounding.

Sales and Other Operating Revenue Supplemental Information

		Change			Change		
(in millions, except per kilo amounts)	2013	$	%	2012	$	%	2011
Tobacco sales and other operating revenues:							
Sales and other operating revenues	$2,148.7	$ 94.1	4.6	$ 2,054.6	$ 21.2	1.0	$ 2,033.4
Kilos	424.2	(2.7)	(0.6)	426.9	(12.2)	(2.8)	439.1
Average price per kilo	$ 5.07	$ 0.26	5.4	$ 4.81	$ 0.18	3.9	$ 4.63
Processing and other revenues	$ 95.1	$ (1.1)	(1.1)	$ 96.2	$ 35.5	58.5	$ 60.7
Total sales and other operating revenues	$2,243.8	$ 93.0	4.3	$ 2,150.8	$ 56.7	2.7	$ 2,094.1

Comparison of the Year Ended March 31, 2013 to the Year Ended March 31, 2012

Summary

Total sales and other operating revenues increased $93.0 million compared to the prior year. Our tobacco sales increased $94.1 million primarily due to higher green costs from smaller crop sizes in Africa and Brazil for the fiscal 2013 crop which were passed on to the customer. Processing and other revenues decreased $1.1 million due to the smaller crop size in Brazil. Gross profit decreased 0.9% and gross profit as a percentage of sales decreased from 13.4% to 12.7% primarily due to higher processing costs on a per kilo basis from the smaller African crop sizes that were not able to be fully passed on to the customer and $20.3 million in increased derivative financial instrument losses. Selling, general and administrative expenses ("SG&A") decreased 1.2% compared to the prior year primarily from reduced building rent and professional fees. Other operating income was $20.7 million in 2013 primarily related to a non-cash benefit of $24.1 million for Brazilian excise taxes based on a court ruling on March 7, 2013. Other operating income was $15.7 million in 2012 primarily from asset gains in Brazil related to an exchange of real property. Primarily as a result of the change in other operating income, operating income increased 3.6% compared to the prior year.

Results of Operations *(continued)*

Comparison of the Year Ended March 31, 2013 to the Year Ended March 31, 2012 *(continued)*

Summary (continued)

Our interest costs increased 7.3% from the prior year related to higher average borrowings and higher average rates which reduced our pretax results for the year. Our effective tax rate increased from 46.2% in 2012 to 54.8% in 2013. Our effective rates in both years vary significantly from the statutory tax rate due to foreign income tax rates that are lower than the U.S. rate, changes in exchange rates, changes to valuation allowance on deferred tax assets and changes in unrecognized tax benefits.

South America Region

Tobacco revenues increased $64.5 million or 10.8% primarily due to a 9.7 million kilo increase in quantities sold and an increase of $0.13 per kilo in average sales prices. The increase in volume is mainly attributable to opportunistic sales of old crop in the current year. The increase in the average sales price is primarily due to higher prices paid to tobacco suppliers and increased processing costs resulting from a smaller crop this year. Partially offsetting the increase in tobacco revenues is a $2.6 million decrease in processing and other revenues due to the smaller Brazilian crop this year.

Improved sales prices and volumes, customer mix and product mix resulted in a gross profit increase of $20.0 million after absorbing $19.6 million in increased derivative financial instrument losses. Gross margin as a percentage of sales increased 1.8 percentage points compared with the prior year.

Value Added Services

Tobacco revenues decreased $25.7 million or 17.6% primarily as a result of a decrease of 5.7 million kilos in quantities sold due to processing delays that was partially offset by an increase of $0.12 per kilo in average sales price. The processing delays decreased gross profit by $6.5 million and gross profit as a percentage of sales decreased 0.9 percentage points in 2013 compared to 2012.

Other Regions

Tobacco revenues increased $55.3 million or 4.2% primarily as a result of a $0.32 per kilo increase in average sales prices partially offset by a 6.7 million kilo decrease in quantities sold. Average sales prices increased primarily due to higher prices paid to tobacco suppliers and increased operating costs in Africa as a result of the smaller crop sizes this year that were passed on to the customer. Decreased volumes were primarily byproducts from Asia. Processing and other revenues increased $1.5 million primarily as a result of North America processing volumes returning to normal levels after the impact on 2012 volumes due to Hurricane Irene.

Gross profits decreased $16.0 million and gross profit as a percentage of sales decreased 1.6 percentage points in 2013 compared to 2012 primarily due to the impact of higher operating costs on a per kilo basis from smaller African crop sizes this year.

Comparison of the Year Ended March 31, 2012 to the Year Ended March 31, 2011

Summary

Total sales and other operating revenues increased $56.7 million compared to the prior year. Our tobacco sales increased $21.2 million despite lower green costs for the fiscal 2012 crop which were passed on to the customer and lower volumes primarily from the prior year assignment of approximately 20% of our tobacco suppliers in Brazil to PMI. Processing and other revenues increased $35.5 million from long-term processing agreements in Brazil and other countries as customers increasingly source their leaf supply directly. Gross profit increased 3.9% primarily due to improved factory efficiencies, product mix and the non-recurrence of lower of cost or market inventory adjustments from the prior year. Gross profit as a percentage of sales increased marginally from 13.2% in 2011 to 13.4% in 2012. SG&A decreased 6.5% compared to the prior year primarily from reduced compensation costs as a result of our restructuring initiatives in the prior year and the non-recurrence of significant reserves on customer receivables in the prior year. Offsetting decreased SG&A was independent monitor costs of $6.1 million, an increase of $2.7 million over the prior year. Other operating income (expense) was $15.7 million in 2012 and $37.4 million in 2011 primarily from asset gains in Brazil. In the prior year, we began several strategic initiatives in response to shifting supply and demand balances and the changing business models of customers. While substantially complete, these initiatives resulted in restructuring and asset impairment charges of $1.0 million in 2012 and $23.5 million in the prior year. As a result of increased sales and margins and lower SG&A costs, operating income increased 16.5% or $21.9 million compared to the prior year.

Our net debt retirement and interest costs were consistent with the prior year. As a result, our pretax income increased 65.2% from $32.8 million in 2011 to $54.2 million in 2012.

Results of Operations *(continued)*

Comparison of the Year Ended March 31, 2012 to the Year Ended March 31, 2011 *(continued)*

Summary (continued)

Our effective tax rate decreased from 327.1% in 2011 to 46.2% in 2012. Our effective rates in both years vary significantly from the statutory tax rate due to foreign income tax rates that are lower than the U.S. rate, permanent differences related to local goodwill amortization, exchange gains and losses and currency translation adjustments, and changes to valuation allowance on deferred tax assets. The significant decrease in the tax rate in 2012 is primarily due to a prior year increase in the valuation allowance on U.S. deferred tax assets of $108.5 million. The effective tax rate varied from the statutory rate in 2012 primarily due to increases in unrecognized tax benefits, exchange effects and currency translation.

South America Region

Tobacco revenues decreased $111.5 million or 15.7% primarily due to an 8.5 million kilo decrease in quantities sold and a decrease of $.54 per kilo in average sales prices. The change in volume is mainly attributable to the assignment of tobacco suppliers in Brazil in the prior year and a change in customer mix that resulted in sales commitments for the fiscal 2012 crop that will not be shipped until next year. The decrease in average sales price is primarily due to lower green costs for the fiscal 2012 crop that have been passed on to the customer. The fiscal 2012 crop is larger than normal but of lower quality which lowered green costs even though exchange rates have appreciated. Partially offsetting the decrease in tobacco revenues is a $20.1 million increase in processing and other revenues primarily from additional long-term processing contracts.

Gross profit decreased $13.2 million primarily due to lower revenues from lower green costs passed on to the customer, product mix and the exchange rate impact on foreign denominated processing costs. Partially offsetting the decrease in gross margin is the non-recurrence of lower of cost or market inventory adjustments in the prior year and recoveries of prior unrecovered tobacco supplier advances as a result of the larger crop size this year. Gross margin as a percentage of sales remained consistent with the prior year.

Value Added Services

Tobacco revenues increased $8.6 million or 6.3% primarily as a result of a 3.2 million kilo increase in quantities sold partially offset by a $.29 per kilo decrease in average sales prices. The increase in volumes is primarily in our cut rag operations related to customer demand while the decrease in average sales prices is primarily from our toasted burley operations related to product mix. Processing and other revenues decreased $.7 million primarily as a result of decreased customer requirements.

Gross profits decreased $1.4 million in 2012 compared to 2011 primarily due to the impact of exchange rates on foreign denominated operating costs which lowered gross profit as a percentage of sales by 2.0 percentage points.

Other Regions

Tobacco revenues increased $124.1 million or 10.5% primarily as a result of a $.55 per kilo increase in average sales prices partially offset by a 6.9 million kilo decrease in quantities sold. Although lower green costs in Africa were passed on to the customer, average sales prices increased overall primarily due to product mix and the decreased sales of Asian byproducts that were sold in the prior year due to market opportunities. Volume decreases, primarily Asian, were partially offset by larger African crops and shipments in the current year that had been delayed from the prior year. Processing and other revenues increased $16.1 million primarily as a result of increased customer requirements in North America.

Gross profits increased $25.5 million in 2012 compared to 2011 primarily due to non-recurring lower of cost or market inventory adjustments, improved factory efficiencies and the impact of exchange rates on foreign denominated processing costs. Gross profit as a percentage of sales remained comparable with the prior year.

Liquidity and Capital Resources

Overview

Historically we have needed capital in excess of cash flow from operations to finance accounts receivable, inventory and advances to suppliers for tobacco crops in certain foreign countries. Purchasing, processing and selling activities of our business are seasonal and our need for capital fluctuates with corresponding peaks where outstanding indebtedness may be greater or less as a result. Our long-term borrowings consist of unsecured senior and convertible senior subordinated notes as well as a senior secured revolving credit facility. We also have short-term lines of credit available with a number of banks throughout the world that finances seasonal working capital and corresponds to regional peak requirements. Consistent with last year, as a result of the shift in sales patterns from shipping larger volumes in the first half of our fiscal year to the second half, debt, net of cash, remains similar at $1,102.0 million as of March 31, 2013 when compared to $1,083.3 million as of March 31, 2012. A major portion of our debt is long term in nature with a significant portion of maturities extending out to 2016.

Liquidity and Capital Resources *(continued)*

***Overview** (continued)*

At March 31, 2013, we had $92.0 million in cash on our balance sheet, $362.0 million outstanding under short-term and long-term foreign lines with an additional $296.1 million available under those lines and $3.0 million outstanding of other debt for a total of $544.2 million of debt availability and cash on hand around the world, excluding $4.1 million in issued but unfunded letters of credit with $10.6 million available. Another source of liquidity as of March 31, 2013 was $142.6 million funded under our accounts receivable sale programs. Additionally, customer advances were $16.8 million in 2013 compared to $14.9 million in 2012. To the extent that these customers do not provide this advance funding, we must provide financing for their inventories. Should customers pre-finance less in the future for committed inventories, this action could impact our short-term liquidity. We believe that the sources of capital we have access to are sufficient to fund our anticipated needs for fiscal year 2014. Effective March 31, 2013, we did not meet the fixed charge coverage ratio of 2.0 to 1.0 required under the indenture governing our senior notes to permit us to access the restricted payments basket for the purchase of common stock and other actions under that basket. From time to time we may not satisfy the required ratio. See Note 7 "Short-term Borrowing Arrangements" and Note 17 "Sale of Receivables" to the "Notes to Consolidated Financial Statements" for further information.

Seasonal liquidity beyond cash flow from operations is provided by our revolving credit facility, seasonal working capital lines throughout the world, advances from customers and sale of accounts receivable. For the years ended March 31, 2013 and 2012, our average short-term borrowings, aggregated peak short-term borrowings outstanding and weighted-average interest rate on short-term borrowings were as follows:

(dollars in millions)	2013	2012
Average short-term borrowings	$ 395.0	$ 448.9
Aggregated peak short-term borrowings outstanding	$ 593.7	$ 680.7
Weighted-average interest rate on short-term borrowings	4.33%	2.91%

Aggregated peak borrowings for 2013 were during the first quarter of 2013 compared to during the second quarter for 2012. The earlier delivery and processing of the higher priced South America crops resulted in our reaching our seasonally adjusted high for our South America crop lines in the first quarter of 2013 as we are shipping inventory and collecting receivables. Peak borrowings for 2013 and 2012 were repaid with cash provided by operating activities.

As of March 31, 2013, we are in our working capital build. In South America we are in the process of purchasing and processing the most recent crop, while the peak tobacco sales season for South America is at its beginning stages. Africa is also in the middle of its buying, processing and selling season and is utilizing working capital funding as well. North America and Europe are still selling and planning for the next crop that is now being grown.

Working Capital

Our working capital increased from $828.6 million at March 31, 2012 to $843.8 million at March 31, 2013. Our current ratio was 2.4 to 1 at March 31, 2013 compared to 2.3 to 1 at March 31, 2012. The increase in working capital is primarily related to the decrease in notes payable to banks due to earlier shipments of the South American crop and resulting collection of accounts receivable.

Liquidity and Capital Resources *(continued)*

Working Capital *(continued)*

The following table is a summary of items from the Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Approximately $27.8 million of our outstanding cash balance at March 31, 2013 was held in foreign jurisdictions. As a result of our cash needs abroad, it is our intention to permanently reinvest these funds in foreign jurisdictions regardless of the fact that, due to the valuation allowance on foreign tax credit carryovers, the cost of repatriation would not have a material financial impact.

	As of March 31,						
		Change			Change		
(in millions except for current ratio)	2013	$	%	2012	$	%	2011
Cash and cash equivalents	$ 92.0	$ (27.7)	$ (23.1)	$ 119.7	$ 76.2	175.2	$ 43.5
Net trade receivables	224.2	(78.9)	(26.0)	303.1	23.2	8.3	279.9
Inventories and advances to tobacco suppliers	1,013.5	84.2	9.1	929.3	54.4	6.2	874.9
Total current assets	1,464.8	(13.0)	(0.9)	1,477.8	160.5	12.2	1,317.3
Notes payable to banks	356.8	(17.7)	(4.7)	374.5	143.1	61.8	231.4
Accounts payable	135.3	15.2	12.7	120.1	34.0	39.5	86.1
Advances from customers	16.8	1.9	12.8	14.9	(2.7)	(15.3)	17.6
Total current liabilities	621.0	(28.2)	(4.3)	649.2	178.8	38.0	470.4
Current ratio	2.4 to 1			2.3 to 1			2.8 to 1
Working capital	843.8	15.2	1.8	828.6	(18.3)	(2.2)	846.9
Total long term debt	830.9	9.4	1.1	821.5	(62.9)	(7.1)	884.4
Stockholders' equity attributable to Alliance One International, Inc.	338.4	10.9	3.3	327.5	14.7	4.7	312.8
Net cash provided (used) by:							
Operating activities	$ (1.6)	$ (60.6)		$ 59.0	$ 242.0		$ (183.0)
Investing activities	(13.2)	51.9		(65.1)	(49.2)		(15.9)
Financing activities	(14.1)	(95.0)		80.9	(32.1)		113.0

Operating Cash Flows

Net cash provided by operating activities decreased $60.6 million in 2013 compared to 2012 which increased $242.0 million compared to 2011. The increase in cash used in 2013 compared to 2012 is due to increased inventory and advances to suppliers due to the higher green costs and processing costs of this year's crop. Cash used also increased due to lower accounts payable and accrued expenses but was offset by increased collections of accounts receivable. The increase in cash provided in 2012 compared to 2011 is primarily due to less cash used for receivables and customer funding for the current crop compared to the prior year as well as increased payables and accrued expenses compared to the prior year. Partially offsetting these increases are higher levels of inventories and advances to tobacco suppliers.

Investing Cash Flows

Net cash used by investing activities decreased $51.9 million in 2013 compared to 2012 which increased $49.2 million compared to 2011. The decrease in cash used in 2013 compared to 2012 is the release of restrictions on cash balances that had been required by certain long-term foreign seasonal lines of credit which were repaid as of March 31, 2013. The increase in cash used in 2012 compared to 2011 is primarily a result of prior year events that didn't recur in the current year. In 2011, proceeds from the sale of assets primarily related to the assets sold to PMI in Brazil are partially offset by decreased capital expenditures primarily due to the construction of our new processing facility in Brazil last year. Net cash used by investing activities also increased in 2012 compared to 2011 due to restricted cash deposits in accordance with long-term foreign seasonal lines of credit agreements entered into in 2012.

Liquidity and Capital Resources *(continued)*

Financing Cash Flows

Net cash provided (used) by financing activities was $(14.1) million in 2013 compared to $80.9 million in 2012 and $113.0 million in 2011. The increase in cash used in 2013 compared to 2012 is primarily related to the net change in short-term borrowings as a result of the timing and volumes of our South American shipments in the fourth quarter. Partially offsetting the increase in cash used is less repayment of our revolver during the year due to the balance outstanding at year end. The decrease in cash provided in 2012 compared to 2011 is primarily related to the repayment of our revolver balance that was outstanding in the prior year partially offset by the net change in short-term borrowings as a result of the timing and volumes of our fourth quarter shipments.

All debt agreements contain certain cross-default or cross-acceleration provisions. The following table summarizes our debt financing as of March 31, 2013:

	Outstanding		March 31, 2013		Long Term Debt Repayment Schedule by Fiscal Year					
(in millions)	March 31, 2012	March 31, 2013	Lines and Letters Available	Interest Rate	2014	2015	2016	2017	2018	Later
Senior secured credit facility:										
Revolver [1]	$ —	$ 95.0	$ 155.0	6.0% [2]	$ —	$ 95.0	$ —	$ —	$ —	$ —
Senior notes:										
10% senior notes due 2016 [4]	615.2	619.0	—	10.0%	—	—	—	619.0	—	—
8 ½% senior notes due 2012	6.0	—	—	8.5%	—	—	—	—	—	—
	621.2	619.0	—		—	—	—	619.0	—	—
5 ½% convertible senior subordinated notes due 2014	115.0	115.0	—	5.5%	—	115.0	—	—	—	—
Long-term foreign seasonal borrowings	88.2	5.2	19.8	3.9% [2]	5.2	—	—	—	—	—
Other long-term debt	4.1	3.0	1.1	7.2% [2]	1.1	0.9	0.4	0.3	—	0.3
Notes payable to banks [3]	374.5	356.8	276.3	4.3% [2]	—	—	—	—	—	—
Total debt	$ 1,203.0	$ 1,194.0	452.2		$ 6.3	$ 210.9	$ 0.4	$ 619.3	$ —	$ 0.3
Short-term	$ 374.5	$ 356.8								
Long-term:										
Long-term debt current	$ 7.0	$ 6.3								
Long-term debt	821.5	830.9								
	$ 828.5	$ 837.2								
Letters of credit	$ 7.2	$ 4.1	10.6							
Total credit available			$ 462.8							

(1) As of March 31, 2013, pursuant to Section 2.1 (A) (iv) of the Credit Agreement, the full Revolving Committed Amount was available based on the calculation of the lesser of the Revolving Committed Amount and the Working Capital Amount.
(2) Weighted average rate for the twelve months ended March 31, 2013.
(3) Primarily foreign seasonal lines of credit.
(4) Repayment of $619.0 million is net of original issue discount of $16.0 million. Total repayment will be $635.0 million.

Senior Secured Credit Facility

On July 2, 2009, the Company replaced its previous credit agreement by entering into a Credit Agreement (the "Credit Agreement"), with a syndicate of banks that provided for a senior secured credit facility (the "Credit Facility") of a three and one-quarter year $270.0 million revolver (the "Revolver") which initially accrued interest at a rate of LIBOR plus 2.50%. The interest rate for the Revolver may increase or decrease according to a consolidated interest coverage ratio pricing matrix as defined in the Credit Agreement, plus an applicable percentage. As of April 7, 2010, the Company increased the Revolver to $290.0 million.

First Amendment. On August 24, 2009, the Company closed the First Amendment to the Credit Agreement which included allowing the issuance of up to an additional $100.0 million of Senior Notes due 2016 within 90 days of the First Amendment Effective Date, amending the definition of Consolidated Total Senior Debt to exclude the Existing Senior Notes 2005, amending the definition of applicable percentage to clarify the effective date of the change in the applicable percentage and modifications to several schedules within the Credit Agreement.

Senior Secured Credit Facility *(continued)*

Second Amendment. On June 9, 2010, the Company closed the Second Amendment to the Credit Agreement, which included adding back the Foreign Corrupt Practices Act estimate of $19.45 million to Consolidated Net Income for the period ended March 31, 2010 and increasing the Maximum Consolidated Leverage Ratio to 5.25 to 1.00 for the period ending September 30, 2010 and to 5.00 to 1.00 for the period ending March 31, 2011. The Second Amendment also allowed a subsidiary of the Company to incur indebtedness of up to $25.0 million after ceasing to be a wholly owned subsidiary, a guarantee by the Company of that indebtedness, the issuance of up to 30% equity interests in the subsidiary to officers, employees, directors, advisory boards and/or its third parties investors and allow certain restricted payments by the subsidiary.

Third Amendment. On June 6, 2011, the Company closed the Third Amendment to the Credit Agreement whereby the lenders agreed to extend the term of the facility to March 31, 2013. In addition, the Third Amendment modified certain financial covenants under the Credit Agreement, including establishing the financial maximum consolidated leverage ratio for each fiscal quarter through maturity, reducing the minimum consolidated interest coverage ratio for the quarter ended March 31, 2011 and the first three quarters of the fiscal year ending March 31, 2012, permitting the exclusion of the effect of specified levels of restructuring and impairment charges for the fiscal year ended March 31, 2011 and the fiscal year ending March 31, 2012 for the financial covenants impacted by the Company's EBIT, and excluding the effect of noncash deferred compensation expense up to $2.2 million for the quarter ended March 31, 2011 for these same covenants. The Third Amendment also increased the basket for capital expenditures for the year ending March 31, 2012 by $15.0 million and permitted the Company to form a subsidiary for a specified business purpose to be funded by up to $1.0 million in equity and $30.0 million in subordinated note investments by the Company, provided the subsidiary receives either revolving credit financing of up to $200.0 million from third parties or issues subordinated notes for an aggregate not to exceed $100.0 million. The Third Amendment increased the interest rates on base rate and LIBOR loans by 1.0 percentage point and the commitment fee on unborrowed amounts under the facility by 0.25 of a percentage point. In addition, pursuant to the Third Amendment, the Company agreed to grant the lenders a security interest on certain U.S. real estate.

Fourth Amendment. On November 3, 2011, the Company closed the Fourth Amendment to the Credit Agreement that expired March 31, 2013. The amendment permitted the exclusion of specified levels of restructuring and impairment charges from the financial covenants impacted by the Company's EBIT for fiscal quarters ending on or prior to March 31, 2012 and permitted the exclusion of specified levels of costs and expenses associated with the commercialization, sale or dissolution of the Company's Alert business from the financial covenants impacted by the Company's EBIT for fiscal quarters ending on or prior to December 31, 2011. The amendment also extended to April 30, 2012 the period in which the Company is permitted to form one or more subsidiaries for a specified business purpose to be funded by up to $1.0 million in equity and $30.0 million in subordinated note investments by the Company, provided the subsidiary or subsidiaries receive revolving credit financing of up to $200.0 million from third parties and issue subordinated notes for an aggregate of up to $100.0 million.

Fifth Amendment. On June 13, 2012, the Company closed the Fifth Amendment to the Credit Agreement whereby the lenders agreed to reduce the Revolving Committed Amount by $40.0 million to $250.0 million and to extend the term of the facility to April 15, 2014. In addition, the amendment modified certain financial covenants under the Credit Agreement, including modifying the Minimum Consolidated Interest Coverage Ratio for the quarter ended June 30, 2012 and thereafter; modifying the Maximum Consolidated Leverage Ratio for each fiscal quarter through maturity, establishing a Minimum Consolidated EBITDA ratio for each fiscal quarter through maturity, increasing the basket related to Permitted Foreign Subsidiary credit lines to $.675 million with a reduction to $.5 million for each March 31 and eliminating the basket for future Restricted Payments as well as the exception permitting Restricted Payments used to acquire the Company's Senior Notes.

Financial Covenants. Certain financial covenants are based on a rolling twelve month basis and required financial ratios adjust over time in accordance with schedules in the Credit Agreement. After giving effect to all amendments to the Credit Agreement, the requirements of those covenants and financial ratios at March 31, 2013 are as follows:

- a minimum consolidated interest coverage ratio of not less than 1.90 to 1.00 (1.70 for the quarter ending June 2012 and 1.90 for the quarter ending September 30, 2012 to maturity);
- a maximum consolidated leverage ratio in an amount not more than a ratio specified for each fiscal quarter as set forth in a schedule, which ratio is 5.90 for the quarter ended March 31, 2013 (7.25 for the quarter ending June 30, 2012, 7.40 for the quarter ending September 30, 2012 and 6.50 for the quarter ending December 31, 2012);
- a maximum consolidated total senior debt to working capital amount ratio of not more than 0.80 to 1.00; and

Liquidity and Capital Resources *(continued)*

Senior Secured Credit Facility *(continued)*

Financial Covenants. (continued)

- maximum annual capital expenditures of $59.4 million during fiscal year ending March 31, 2013 and $40.0 million during any fiscal year thereafter, in each case with a one-year carry-forward for capital expenditures in any fiscal year below the maximum amount.

The Company continuously monitors its compliance with the covenants. At March 31, 2013 and during the fiscal year, the Company was in compliance with the covenants (as revised by the Fifth Amendment). Significant changes in market conditions could adversely affect the Company's business. As a result, there can be no assurance that the Company will be able to maintain compliance with its financial covenants for the next twelve months. The Company records all fees and third-party costs associated with the Credit Agreement, including amendments thereto, in accordance with accounting guidance for changes in line of credit or revolving debt arrangements.

Senior Notes

On July 2, 2009, the Company issued $570.0 million of 10% Senior Notes due 2016 (the "Senior Notes") at a price of 95.177% of the face value. On August 26, 2009, the Company issued an additional $100.0 million tranche of 10% Senior Notes due 2016 at a price of 97.500% of the face value. These additional notes form part of the same series as the Senior Notes issued on July 2, 2009. The Senior Notes are required to be guaranteed by any "material domestic subsidiaries" of the Company as defined in the indenture governing the Senior Notes. The Company does not have a "material domestic subsidiary" at March 31, 2013. Commencing July 15, 2013, the Senior Notes may be redeemed by the Company at a price equal to 105% of the aggregate principal amount thereof.

During fiscal 2011, the Company purchased $35.0 million of these notes on the open market. All purchased securities were cancelled leaving $635.0 million of the 10% senior notes outstanding at March 31, 2011. Associated cash premiums and other costs paid were $1.6 million. Deferred financing costs and amortization of original issue discount of $2.0 million were accelerated.

Convertible Senior Subordinated Notes

On July 2, 2009, the Company issued $100.0 million of 5 ½% Convertible Senior Subordinated Notes due 2014 (the "Convertible Notes"). The initial purchasers of the Convertible Notes were granted an option to purchase up to an additional $15.0 million of Convertible Notes solely to cover over-allotments which was exercised on July 15, 2009. Holders may surrender their Convertible Notes, in integral multiples of $1,000 principal amount, for conversion into shares of the Company's common stock at the then-applicable conversion rate until the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate for the Convertible Notes is 198.8862 shares of common stock per $1,000 principal amount of Convertible Notes. The conversion rate is subject to adjustments based on certain events as described in the indenture governing the Convertible Notes. In addition, holders of these notes have certain rights and entitlements upon the occurrence of certain fundamental changes (as defined in the indenture governing the Convertible Notes).

Other Senior Notes and Senior Subordinated Notes

During fiscal 2011, the Company purchased $23.6 million of its 8 1/2% Senior Notes due 2012 on the open market. All purchased securities were cancelled leaving $6.0 million of the 8 1/2% senior notes outstanding at March 31, 2011. Associated cash premiums and other costs paid were $0.7 million. Deferred financing costs and amortization of original issue discount of $0.3 million were accelerated. During fiscal 2013, the remaining $6.0 million of the 8 1/2% senior notes matured and were repaid.

Convertible Note Hedge and Warrant Transactions

In connection with the offering of the Convertible Notes, the Company entered into privately negotiated convertible note hedge transactions with three counterparties ("hedge counterparties") to cover, subject to customary anti-dilution adjustments, the number of shares of the Company's common stock that initially underlie the Convertible Notes and expire on the last day that any Convertible Notes remain outstanding. The Company also entered separately into privately negotiated warrant transactions relating to the same number of shares of the Company's common stock with the hedge counterparties. The convertible note hedge transactions are expected to reduce the potential dilution with respect to the common stock of the Company upon conversion of the Convertible Notes in the event that the value per share of common stock, as measured under the convertible note hedge transactions, during the applicable valuation period, is greater than the strike price of the convertible note hedge transactions, which corresponds to the $5.0280 per share initial conversion price of the Convertible Notes and is similarly subject to customary anti-dilution adjustments. If, however, the price per share of the Company's common stock, as measured under the warrants, exceeds the strike price of the warrant transactions during the applicable valuation period, there would be dilution from the issuance of common stock pursuant to the warrants. The warrants have a strike price of $7.3325 per share, which is subject to customary anti-dilution adjustments and the maximum number of shares that could be issued under the warrant transactions is 45,743,836. The warrants expire in daily installments commencing on October 15, 2014 and ending on April 8, 2015. Both the convertible note hedge transactions and the warrant transactions require physical net-share settlement and are accounted for as equity instruments.

Foreign Seasonal Lines of Credit

The Company has typically financed its non-U.S. operations with uncommitted unsecured short-term seasonal lines of credit at the local level. These operating lines are seasonal in nature, normally extending for a term of 180 to 270 days corresponding to the tobacco crop cycle in that location. These facilities are typically uncommitted in that the lenders have the right to cease making loans and demand repayment of loans at any time. These loans are typically renewed at the outset of each tobacco season. As of March 31, 2013, the Company had approximately $356.8 million drawn and outstanding on foreign seasonal lines with maximum capacity totaling $647.8 million subject to limitations as provided for in the Credit Agreement. Additionally, against these lines there was $10.6 million available in unused letter of credit capacity with $4.1 million issued but unfunded.

Long-Term Foreign Seasonal Borrowings

The Company has foreign seasonal borrowings with original maturities greater than one year. At March 31, 2013 and 2012, approximately $5.2 million and $88.2 million was drawn and outstanding with maximum capacity totaling $25.0 million and $125.0 million, respectively. During fiscal 2013, the Company terminated a long-term foreign seasonal borrowing which resulted in accelerated recognition of $1.2 million of related deferred financing costs. Certain of these foreign seasonal borrowings are secured by certain of the subsidiary borrowers' accounts receivable and inventories and restrict the payment of dividend by the subsidiary borrower during the term of the agreement. The Company records outstanding borrowings under its foreign seasonal revolver agreement as long-term as the Company intends to extend repayment terms to the maturity date in accordance with the agreement.

Dividends

The Fifth Amendment to the Credit Agreement eliminated the basket for restricted payments for the term of the Credit Agreement and accordingly, we may not pay any dividends under the Credit Agreement for its remaining term. In addition, the indenture governing the Senior Notes contains similar restrictions and also prohibits the payment of dividends and other distributions if we fail to satisfy a ratio of consolidated EBITDA to fixed charges of at least 2.0 to 1.0. At March 31, 2013, we did not satisfy this fixed charge coverage ratio. We may from time to time not satisfy this ratio.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Liquidity and Capital Resources *(continued)*

Aggregate Contractual Obligations and Off-Balance Sheet Arrangements

We have summarized in the table below our contractual cash obligations and other commercial commitments as of March 31, 2013.

		Payments / Expirations by Period			
(in millions)	Total	2014	Years 2015-2016	Years 2017-2018	After 2018
Long-Term Debt Obligations*	$ 1,315.8	$ 88.0	$ 587.9	$ 639.5	$ 0.4
Capital Lease Obligations*	0.1	0.1	—	—	—
Other Long-Term Obligations**	57.6	10.3	9.8	9.6	27.9
Operating Lease Obligations	51.0	12.5	18.0	10.4	10.1
Capital Expenditure Commitments	1.6	1.6	—	—	—
Tobacco Purchase Obligations	978.5	978.5	—	—	—
Beneficial Interest in Receivables Sold	32.0	32.0	—	—	—
Amounts Guaranteed for Tobacco Suppliers	125.6	118.5	7.1	—	—
Total Contractual Obligations and Other Commercial Commitments	$ 2,562.2	$1,241.5	$ 622.8	$ 659.5	$ 38.4

* Long-Term Debt Obligations and Capital Lease Obligations include projected interest for both fixed and variable rate debt. We assume that there will be no drawings on the senior secured revolving credit facility in these calculations. The variable rate used in the projections is the rate that was being charged on our variable rate debt as of March 31, 2013. These calculations also assume that there is no refinancing of debt during any period. These calculations are on Long-Term Debt Obligations and Capital Lease Obligations only.

**Other long-term obligations consist of accrued pension and postretirement costs. Contributions for funded pension plans are based on the Pension Protection Act and tax deductibility and are not reasonably estimable beyond one year. Contributions for unfunded pension plans and postretirement plans captioned under "After 2018" include obligations during the next five years only. These obligations are not reasonably estimable beyond ten years. In addition, the following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued postemployment costs, income taxes and tax contingencies, and other accruals. We are unable to estimate the timing of payments for these items.

We do not have any other off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources, as defined under the rules of SEC Release No. FRR-67, *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.*

Lease Obligations

We have both capital and operating leases. In accordance with accounting principles generally accepted in the United States, operating leases are not reflected in the accompanying Consolidated Balance Sheet. The operating leases are for land, buildings, automobiles and other equipment; the capital leases are primarily for production machinery and equipment. The capitalized lease obligations are payable through 2015. Operating assets that are of long-term and continuing benefit are generally purchased.

Tobacco Purchase Obligations

Tobacco purchase obligations result from contracts with suppliers, primarily in the United States, Brazil and Turkey, to buy either specified quantities of tobacco or the supplier's total tobacco production. Amounts shown as tobacco purchase obligations are estimates based on projected purchase prices of the future crop tobacco. Payment of these obligations is net of our advances to these suppliers. Our tobacco purchase obligations do not exceed our projected requirements over the related terms and are in the normal course of business.

Beneficial Interest in Receivables Sold

We sell accounts receivable under three revolving trade accounts receivable securitization programs. Under the agreements, we receive either 80% or 90% of the face value of the receivable sold, less contractual dilutions which limit the amount that may be outstanding from any one particular customer and insurance reserves that also have the effect of limiting the risk attributable to any one customer. Our beneficial interest is subordinate to the purchaser of the receivables. See Note 17 "Sale of Receivables" to the "Notes to Consolidated Financial Statements" for further information.

Liquidity and Capital Resources *(continued)*

Aggregate Contractual Obligations and Off-Balance Sheet Arrangements *(continued)*

Amounts Guaranteed for Tobacco Suppliers
In Brazil and Malawi, we provide guarantees to ensure financing is available to our tobacco suppliers. In the event these suppliers should default, we would be responsible for repayment of the funds provided to these suppliers. We also provide guarantees for financing by certain unconsolidated subsidiaries in Asia and Zimbabwe. See Note 1 "Significant Accounting Policies – Advances to Tobacco Suppliers" to the "Notes to Consolidated Financial Statements" for further information.

Planned Capital Expenditures
We have projected a total of $40.9 million in capital investments for our 2014 fiscal year of which $1.6 million is under contract at March 31, 2013. We forecast our capital expenditure needs for routine replacement of equipment as well as investment in assets that will add value to the customer or increase efficiency.

Tax and Repatriation Matters
We are subject to income tax laws in each of the countries in which we do business through wholly owned subsidiaries and through affiliates. We make a comprehensive review of the income tax requirements of each of our operations, file appropriate returns and make appropriate income tax planning analyses directed toward the minimization of our income tax obligations in these countries. Appropriate income tax provisions are determined on an individual subsidiary level and at the corporate level on both an interim and annual basis. These processes are followed using an appropriate combination of internal staff at both the subsidiary and corporate levels as well as independent outside advisors in review of the various tax laws and in compliance reporting for the various operations.

We consider unremitted earnings of certain subsidiaries operating outside the United States to be invested indefinitely. No U.S. income taxes or foreign withholding taxes are provided on such permanently reinvested earnings, in accordance with ASC 740. We regularly review the status of the accumulated earnings of each of our foreign subsidiaries and reassess this determination as part of our overall financing plans. Following this assessment, we provide deferred income taxes, net of any foreign tax credits, on any earnings that are determined to no longer be indefinitely invested. We did not record any deferred income taxes for 2013. See Note 12 "Income Taxes" to the "Notes to Consolidated Financial Statements" for further information.

Critical Accounting Estimates
The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires the use of estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental disclosures including information about contingencies, risk and financial condition.

Critical accounting estimates are defined as those that are reflective of significant judgments and uncertainties and potentially yield materially different results under different assumptions or conditions. Given current facts and circumstances, we believe that our estimates and assumptions are reasonable, adhere to GAAP and are consistently applied. Our selection and disclosure of our critical accounting policies and estimates has been reviewed with our Audit Committee. Following is a review of the more significant assumptions and estimates and the accounting policies and methods used in the preparation of our consolidated financial statements. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. See Note 1 "Significant Accounting Policies" to the "Notes to Consolidated Financial Statements" which discusses the significant accounting policies that we have adopted.

Inventories
Costs included in inventory include processed tobacco inventory, unprocessed tobacco inventory and other inventory costs.

Inventories are valued at the lower of cost or market ("LCM"), which requires us to make significant estimates in assessing our inventory balances for potential LCM adjustments. We evaluate our inventories for LCM adjustments by country and type of inventory. Therefore, processed tobacco and unprocessed tobacco are evaluated separately for LCM purposes.

We compare the cost of our processed tobacco to market values based on recent sales of similar grades when evaluating those balances for LCM adjustments. We also consider whether our processed tobacco is committed to a customer, whereby the expected sales price would be utilized in determining the market value for committed tobacco. We also review data on market conditions in performing our LCM evaluation for our unprocessed tobacco.

See Note 1 "Significant Accounting Policies - Inventories" and Note 2 "Inventories" to the "Notes to Consolidated Financial Statements" for further information.

Critical Accounting Estimates *(continued)*

Income Taxes

Our annual tax rate is based on our income, statutory tax rates, exchange rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions including evaluating uncertainties under ASC 740. We review our tax positions quarterly and adjust the balances as new information becomes available.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates. To provide insight, we use our historical experience and our short and long-range business forecasts. We believe it is more likely than not that a portion of the deferred income tax assets may expire unused and have established a valuation allowance against them. Although realization is not assured for the remaining deferred income tax assets, we believe it is more likely than not the deferred tax assets will be fully recoverable within the applicable statutory expiration periods. However, deferred tax assets could be reduced in the near term if our estimates of taxable income are significantly reduced. See Note 12 "Income Taxes" and Note 16 "Contingencies and Other Information" to the "Notes to Consolidated Financial Statements" for further information.

Advances to Tobacco Suppliers

We evaluate our advances to tobacco suppliers, which represent prepaid inventory, for recoverability by crop and country. Our recoverability assessment for our advances to tobacco suppliers and our LCM evaluation for our inventories achieve a similar objective. We reclass the advances at the time suppliers deliver tobacco. The purchase price for the tobacco delivered by the suppliers is based on market prices. Two primary factors determine the market value of the tobacco suppliers deliver to us: the quantity of tobacco delivered and the quality of the tobacco delivered. Therefore, and at the time of delivery, we ensure our advances to tobacco suppliers are appropriately stated at the lower of cost or their recoverable amounts.

Upon delivery of tobacco, part of the purchase price to the supplier is paid in cash and part through a reduction of the advance balance. If a sufficient value of tobacco is not delivered to allow the reduction of the entire advance balance, then we first determine how much of the deficiency for the current crop is recoverable through future crops. This determination is made by analyzing the suppliers' ability-to-deliver a sufficient supply of tobacco. This analysis includes historical quantity and quality of production with monitoring of crop information provided by our field service technicians related to flood, drought and disease. The remaining recoverable advance balance would then be classified as noncurrent. Any increase in the estimate of unrecoverable advances associated with the noncurrent portion is charged to cost of goods and services sold in the income statement when determined.

Amounts not expected to be recovered through current or future crops are then evaluated to determine whether the yield is considered to be normal or abnormal. If the yield adjustment is normal, then we capitalize the applicable variance in the current crop of inventory. If the yield adjustment is considered abnormal, then we immediately charge the applicable variance to cost of goods and services sold in the income statement. A normal yield adjustment is based on the range of unrecoverability for the previous three years by country. Our normal yield adjustment in the South America region is 5.0% to 7.0%.

We account for our advances to tobacco suppliers using a cost accumulation model, which results in reporting our advances at the lower of cost or recoverable amounts exclusive of the mark-up and interest. The mark-up and interest on our advances are recognized upon delivery of tobacco as a decrease in our cost of the current crop.

The following table illustrates the amounts of favorable and unfavorable variances on current crop advances to tobacco suppliers (prepaid inventory) that will be capitalized into inventory when the crop has been purchased as of March 31, 2013, 2012 and 2011. The current crop is primarily sold in the next fiscal year when the net favorable / (unfavorable) variance is recognized through cost of sales. See Note 1 "Significant Accounting Policies – Advances to Tobacco Suppliers" for further information on the various components noted below. Variances on advances serve to state the tobacco inventory at cost by accumulating actual total cash expended and allocating it to the tobacco received during the crop cycle.

(in millions)	2013	2012	2011
Favorable variances (including mark-up)	$ 14.5	$ 21.1	$ 25.0
Unfavorable variances (including unrecoverable advances)	(13.4)	(13.7)	(15.2)
Net favorable variance in crop cost in inventory	$ 1.1	$ 7.4	$ 9.8

Critical Accounting Estimates *(continued)*

Advances to Tobacco Suppliers *(continued)*

South America Region
The price, and the resulting mark-up, of the inputs we advance is determined at the beginning of each season and depends on various market considerations. The interest rate charged on advances depends on market conditions as well. We purchase and advance the inputs in the currency of the local market. The favorable variance for 2013 has been negatively impacted by the change in market conditions for 2013 compared to prior years. Governmental interest rates have decreased 125 basis points which impacted the interest rate we charged our tobacco suppliers. Market prices for agricultural products declined which impacted the price we charged our tobacco suppliers and therefore our mark-up percentage. In addition, exchange rates appreciated approximately 26% which impacted the U.S. dollar results of our favorable variances. We believe the favorable variances relating to the 2013, 2012 and 2011 crops are representative of average favorable variance percentages based on market conditions and currency rates in each year.

We base our estimate of the unrecoverable advances on numerous factors, including, but not limited to our expectations of the quantity and quality of tobacco our suppliers will deliver to us.

Value Added Services Region
The Company generally purchases tobacco that has already been processed and reprocesses it according to customer specifications. Therefore, the Value Added Services operating segment does not generally provide advances to tobacco suppliers.

Other Regions
Within the Other Regions, Africa and Guatemala are the primary areas where we advance some inputs to suppliers for the coming crop. Advances to tobacco suppliers in most other areas are primarily cash advances to third party commercial suppliers. The Company did not incur substantial net variances within the Other Regions operating segments for 2013, 2012 and 2011 that were absorbed into inventory.

Asset Impairment
Long-lived assets, including recoverable intrastate trade tax credits, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. To determine fair value, we use our internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available and independent appraisals, as appropriate. Accordingly, the fair value of an asset could be different using different estimates and assumptions in these valuation techniques which would increase or decrease the impairment charge.

Other Intangible Assets
We have no other intangible assets with indefinite useful lives. We test other identified intangible assets with defined useful lives and subject to amortization whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We perform this test by initially comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. If the carrying amount of an intangible asset exceeds its estimated future undiscounted cash flows, then an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its discounted future cash flows. We use judgment in assessing whether the carrying amount of our intangible assets is not expected to be recoverable over their estimated remaining useful lives. See Note 5 "Goodwill and Other Intangibles" to the "Notes to Consolidated Financial Statements" for further information.

Critical Accounting Estimates *(continued)*

Pensions and Postretirement Health Care and Life Insurance Benefits
The valuation of our pension and other postretirement health care and life insurance plans requires the use of assumptions and estimates that are used to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, investment returns, projected salary increases and benefits and mortality rates. The significant assumptions used in the calculation of pension and postretirement obligations are:

> Discount rate: The discount rate is based on investment yields available at the measurement date on high-quality fixed income obligations, such as those included in the Moody's Aa bond index.
>
> Salary increase assumption: The salary increase assumption reflects our expectations with respect to long-term salary increases of our workforce. Historical pay increases, expectations for the future, and anticipated inflation and promotion rates are considered in developing this assumption.
>
> Cash Balance Crediting Rate: Interest is credited on cash balance accounts based on the yield on one-year Treasury Constant Maturities plus 1%. The assumed crediting rate thus considers the discount rate, current treasury rates, current inflation rates, and expectations for the future.
>
> Mortality Rates: Mortality rates are based on gender-distinct group annuity mortality (GAM) tables.
>
> Expected return on plan assets: The expected return reflects asset allocations, investment strategy and our historical actual returns.
>
> Termination and Retirement Rates: Termination and retirement rates are based on standard tables reflecting past experience and anticipated future experience under the plan. No early retirement rates are used since benefits provided are actuarially equivalent and there are not early retirement subsidies in the plan.

Management periodically reviews actual demographic experience as it compares to the actuarial assumptions. Changes in assumptions are made if there are significant deviations or if future expectations change significantly. Based upon anticipated changes in assumptions, pension and postretirement expense is expected to increase by $0.9 million in the fiscal year ended March 31, 2014 as compared to March 31, 2013. We continually evaluate ways to better manage benefits and control costs. The cash contribution to our employee benefit plans in fiscal 2013 was $10.7 million and is expected to be $10.3 million in fiscal 2014.

The effect of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods. Changes in other assumptions and future investment returns could potentially have a material impact on our pension and postretirement expenses and related funding requirements.

The effect of a change in certain assumptions is shown below:

Change in Assumption (Pension and Postretirement Plans)	Estimated Change in Projected Benefit Obligation Increase (Decrease) (in 000's)	Estimated Change in Annual Expense Increase (Decrease) (in 000's)
1% increase in discount rate	$ (19,790)	$ (528)
1% decrease in discount rate	$ 24,301	$ 739
1% increase in salary increase assumption	$ 1,296	$ 236
1% decrease in salary increase assumption	$ (1,183)	$ (223)
1% increase in cash balance crediting rate	$ 1,422	$ 268
1% decrease in cash balance crediting rate	$ (1,272)	$ (239)
1% increase in rate of return on assets		$ (853)
1% decrease in rate of return on assets		$ 853

Changes in assumptions for other post retirement benefits are no longer applicable as the benefit is capped and no longer subject to inflation. See Note 13 "Employee Benefits" to the "Notes to Consolidated Financial Statements" for further information.

Recent Accounting Pronouncements Not Yet Adopted

In December 2011, the FASB issued new accounting guidance on disclosures about offsetting assets and liabilities. The requirements for offsetting are different under U.S. GAAP and IFRS. Therefore, the objective of this accounting guidance is to facilitate comparison between financials statements prepared under U.S. GAAP and IFRS by enhancing disclosures of the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain assets and liabilities. This accounting guidance will be effective for the Company on April 1, 2013. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In January 2013, the FASB issued new accounting guidance to clarify the scope of the guidance issued in December 2011 regarding disclosures for offsetting assets and liabilities and address any unintended consequences. The scope of the guidance applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending that are offset in accordance with existing accounting guidance or subject to an enforceable master netting arrangement or similar agreement. This accounting guidance will be effective for the Company on April 1, 2013. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In February 2013, the FASB issued new accounting guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. Companies will be required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified to net income in its entirety. For amounts not required to be reclassified in their entirety to net income in the same reporting period, a company is required to cross-reference other disclosures required that provide additional detail about those amounts. This accounting guidance will be effective for the Company on April 1, 2013. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In February 2013, the FASB issued new accounting guidance to increase comparability among users of financial statements related to the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date and for which no specific guidance exists. The guidance will require a company to measure the obligation as the sum of the amount the company agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the company expects to pay on behalf of its co-obligors. A company will also be required to disclose the nature and amount of the obligation as well as other information about those obligations. This accounting guidance will be effective for the Company on April 1, 2014. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In March 2013, the FASB issued new accounting guidance to resolve the diversity in practice related to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment *in* a foreign entity as compared to when a parent no longer holds a controlling financial interest in a subsidiary or group of assets that is *within* a foreign entity. In addition, the guidance resolves the diversity in practice for the treatment of business combinations achieved in stages (also called step acquisitions) involving a foreign entity. This accounting guidance will be effective for the Company on April 1, 2014. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivatives policies: Hedging interest rate exposure using swaps and hedging foreign exchange exposure using forward contracts are specifically contemplated to manage risk in keeping with management's policies. We may use derivative instruments, such as swaps or forwards, which are based directly or indirectly upon interest rates and currencies to manage and reduce the risks inherent in interest rate and currency fluctuations.

We do not utilize derivatives for speculative purposes, and we do not enter into market risk sensitive instruments for trading purposes. Derivatives are transaction specific so that a specific debt instrument, contract, or invoice determines the amount, maturity, and other specifics of the hedge.

Foreign exchange rates: Our business is generally conducted in U.S. dollars, as is the business of the tobacco industry as a whole. However, local country operating costs, including the purchasing and processing costs for tobaccos, are subject to the effects of exchange fluctuations of the local currency against the U.S. dollar. We attempt to minimize such currency risks by matching the timing of our working capital borrowing needs against the tobacco purchasing and processing funds requirements in the currency of the country where the tobacco is grown. Also, in some cases, our sales pricing arrangements with our customers allow adjustments for the effect of currency exchange fluctuations on local purchasing and processing costs. Fluctuations in the value of foreign currencies can significantly affect our operating results. In our cost of goods and services sold, we have recognized exchange gains (losses) of $3.5 million, $1.2 million and $(0.01) million for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. We recognized exchange gains (losses) of $(9.1) million, $(10.0) million and $8.4 million related to tax balances in our tax expense for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. In addition, foreign currency fluctuations in the Euro and (U.K.) Sterling can significantly impact the currency translation adjustment component of accumulated other comprehensive income. We recognized gains (losses) of $(2.8) million, $(1.5) million and $2.3 million in 2013, 2012, and 2011, respectively, as a result of fluctuations in these currencies.

Our consolidated SG&A expenses denominated in foreign currencies are subject to translation risks from currency exchange fluctuations. These foreign denominated expenses accounted for approximately 29.6% or $43.1 million of our total SG&A expenses for the twelve months ended March 31, 2013. A 10% change in the value of the U.S. dollar relative to those currencies would have caused the reported value of those expenses to increase or decrease by approximately $4.3 million.

Interest rates: We manage our exposure to interest rate risk through the proportion of fixed rate and variable rate debt in our total debt portfolio. A 1% change in variable interest rates would increase or decrease our reported interest cost by approximately $6.1 million. A substantial portion of our borrowings are denominated in U.S. dollars and bear interest at commonly quoted rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

STATEMENTS OF CONSOLIDATED OPERATIONS

Alliance One International, Inc. and Subsidiaries

(in thousands, except per share data)	Years Ended March 31, 2013	2012	2011
Sales and other operating revenues	$ 2,243,816	$ 2,150,767	$ 2,094,062
Cost of goods and services sold	1,958,570	1,863,115	1,817,243
Gross profit	285,246	287,652	276,819
Selling, general and administrative expenses	145,750	147,558	157,920
Other income	20,721	15,725	37,442
Restructuring and asset impairment charges (recoveries)	(55)	1,006	23,467
Operating income	160,272	154,813	132,874
Debt retirement expense	1,195	—	4,584
Interest expense	114,557	106,804	102,696
Interest income	6,547	6,149	7,255
Income before income taxes and other items	51,067	54,158	32,849
Income tax expense	27,992	25,039	107,460
Equity in net income of investee companies	1,637	72	2,463
Net income (loss)	24,712	29,191	(72,148)
Less: Net income (loss) attributable to noncontrolling interests	699	(260)	(597)
Net income (loss) attributable to Alliance One International, Inc.	$ 24,013	$ 29,451	$ (71,551)
Earnings (loss) per share:			
Basic	$ 0.27	$ 0.34	$ (0.81)
Diluted	$ 0.25	$ 0.30	$ (0.81)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Alliance One International, Inc. and Subsidiaries

(in thousands)	Years Ended March 31, 2013	2012	2011
Net income (loss)	$ 24,712	$ 29,191	$ (72,148)
Other comprehensive income (loss), net of tax:			
Currency translation adjustment	(2,802)	(1,546)	2,297
Defined benefit pension amounts reclassified to income, net of tax of $1,229 in 2013, $420 in 2012 and $26 in 2011	(13,717)	(15,324)	(2,789)
Total other comprehensive income (loss), net of tax	(16,519)	(16,870)	(492)
Total comprehensive income (loss)	8,193	12,321	(72,640)
Comprehensive income (loss) attributable to noncontrolling interests	699	(260)	(615)
Comprehensive income (loss) attributable to Alliance One International, Inc.	$ 7,494	$ 12,581	$ (72,025)

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Alliance One International, Inc. and Subsidiaries

(in thousands)	March 31, 2013	March 31, 2012
ASSETS		
Current assets		
Cash and cash equivalents	$ 92,026	$ 119,743
Trade and other receivables, net	224,222	303,090
Accounts receivable, related parties	55,696	32,316
Inventories	903,947	839,902
Advances to tobacco suppliers	109,520	89,378
Recoverable income taxes	8,980	9,592
Current deferred taxes	16,776	23,855
Prepaid expenses	36,811	45,097
Current derivative asset	3,145	312
Other current assets	13,632	14,562
Total current assets	1,464,755	1,477,847
Other assets		
Investments in unconsolidated affiliates	25,169	24,530
Goodwill and other intangible assets	31,471	35,865
Deferred income taxes	56,045	73,378
Other deferred charges	12,971	12,467
Other noncurrent assets	50,190	66,079
	175,846	212,319
Property, plant and equipment, net	270,978	259,679
	$ 1,911,579	$ 1,949,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Notes payable to banks	$ 356,836	$ 374,532
Accounts payable	135,260	120,148
Due to related parties	26,084	37,520
Advances from customers	16,817	14,876
Accrued expenses and other current liabilities	69,508	78,742
Current derivative liability	644	16
Income taxes	9,454	16,282
Long-term debt current	6,349	7,050
Total current liabilities	620,952	649,166
Long-term debt	830,870	821,453
Deferred income taxes	6,396	9,494
Liability for unrecognized tax benefits	8,617	18,183
Pension, postretirement and other long-term liabilities	102,713	121,128
	948,596	970,258
Commitments and contingencies		
Stockholders' equity		
Common stock—no par value:		
250,000 authorized shares, 95,494 issued and outstanding (95,234 at March 31, 2012)	460,914	457,497
Retained deficit	(67,329)	(91,342)
Accumulated other comprehensive loss	(55,192)	(38,673)
Total stockholders' equity of Alliance One International, Inc.	338,393	327,482
Noncontrolling interests	3,638	2,939
Total equity	342,031	330,421
	$ 1,911,579	$ 1,949,845

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

Alliance One International, Inc. and Subsidiaries

	Attributable to Alliance One International, Inc.					
			Accumulated Other Comprehensive Income			
(in thousands)	Common Stock	Retained Deficit	Currency Translation Adjustment	Pensions, Net of Tax	Noncontrolling Interest	Total Stockholders' Equity
Balance, March 31, 2010	$ 460,971	$ (49,242)	$ (3,691)	$ (17,638)	$ 4,522	$ 394,922
Net loss	—	(71,551)	—	—	(597)	(72,148)
Restricted stock surrendered	(582)	—	—	—	—	(582)
Exercise of employee stock options	130	—	—	—	—	130
Stock-based compensation	3,888	—	—	—	—	3,888
Shares purchased	(9,042)	—	—	—	—	(9,042)
Noncontrolling interest dividend paid	—	—	—	—	(284)	(284)
Purchase of additional investment in subsidiary	44	—	—	—	(424)	(380)
Other comprehensive income (loss), net of tax	—	—	2,315	(2,789)	(18)	(492)
Balance, March 31, 2011	$ 455,409	$ (120,793)	$ (1,376)	$ (20,427)	$ 3,199	$ 316,012
Net income (loss)	—	29,451	—	—	(260)	29,191
Restricted stock surrendered	(198)	—	—	—	—	(198)
Stock-based compensation	2,286	—	—	—	—	2,286
Other comprehensive loss, net of tax	—	—	(1,546)	(15,324)	—	(16,870)
Balance, March 31, 2012	$ 457,497	$ (91,342)	$ (2,922)	$ (35,751)	$ 2,939	$ 330,421
Net income	—	24,013	—	—	699	24,712
Restricted stock surrendered	(159)	—	—	—	—	(159)
Stock-based compensation	3,576	—	—	—	—	3,576
Other comprehensive loss, net of tax	—	—	(2,802)	(13,717)	—	(16,519)
Balance, March 31, 2013	$ 460,914	$ (67,329)	$ (5,724)	$ (49,468)	$ 3,638	$ 342,031

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Alliance One International, Inc. and Subsidiaries

(in thousands)	Years Ended March 31, 2013	2012	2011
Operating activities			
Net income (loss)	$ 24,712	$ 29,191	$ (72,148)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization	33,811	33,143	28,216
Debt amortization/interest	15,303	14,024	12,959
Debt retirement cost	1,195	—	4,584
Restructuring and asset impairment charges (recovery)	(55)	(415)	10,323
(Gain) loss on foreign currency transactions	5,662	8,810	(8,387)
Gain on disposition of fixed assets	(1,310)	(4,500)	(4,355)
Gain on other sales of assets	—	(13,667)	(37,765)
Bad debt expense (recovery)	(44)	477	3,002
Stock-based compensation	4,520	2,618	4,609
Changes in operating assets and liabilities, net:			
Trade and other receivables	49,401	(5,563)	(100,711)
Inventories and advances to tobacco suppliers	(97,324)	(48,806)	60,123
Deferred items	(29,797)	(12,981)	99,646
Recoverable income taxes	(396)	7,759	(535)
Payables and accrued expenses	5	47,676	(95,239)
Advances from customers	2,201	(1,926)	(84,832)
Current derivative asset	(2,833)	2,232	(16)
Income taxes	(7,040)	(776)	(1,416)
Other operating assets and liabilities	1,090	(406)	(1,299)
Other, net	(735)	2,080	224
Net cash provided (used) by operating activities	(1,634)	58,970	(183,017)
Investing activities			
Purchases of property, plant and equipment	(39,860)	(43,846)	(69,525)
Intangibles, including internally developed software costs	(977)	(862)	(648)
Proceeds from sale of property, plant and equipment	1,770	6,212	6,649
Proceeds on other sales of assets	—	—	46,074
Proceeds from notes receivable	—	402	1,331
Change in restricted cash	25,955	(26,642)	(30)
Other, net	(99)	(334)	248
Net cash used by investing activities	(13,211)	(65,070)	(15,901)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA *(continued)*

STATEMENTS OF CONSOLIDATED CASH FLOWS *(continued)*
Alliance One International, Inc. and Subsidiaries

Financing activities			
Net proceeds (repayments) of short-term borrowings	$ (11,524)	$ 149,914	$ 37,214
Proceeds from long-term borrowings	357,337	343,426	347,300
Repayment of long-term borrowings	(352,436)	(403,497)	(256,093)
Debt issuance cost	(7,372)	(8,820)	(3,722)
Debt retirement cost	—	—	(2,262)
Repurchase of common stock	—	—	(9,042)
Other, net	(66)	(84)	(445)
Net cash provided (used) by financing activities	(14,061)	80,939	112,950
Effect of exchange rate changes on cash	1,189	1,398	(264)
Increase (decrease) in cash and cash equivalents	(27,717)	76,237	(86,232)
Cash and cash equivalents at beginning of year	119,743	43,506	129,738
Cash and cash equivalents at end of year	$ 92,026	$ 119,743	$ 43,506
Other information:			
Cash paid during the year:			
Interest	$ 102,101	$ 89,183	$ 91,108
Income taxes	20,771	17,242	12,921

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 1 – Significant Accounting Policies

Description of Business
The Company is principally engaged in purchasing, processing, storing, and selling leaf tobacco. The Company purchases tobacco primarily in the United States, Africa, Europe, South America and Asia for sale to customers primarily in the United States, Europe and Asia.

Basis of Presentation
The accounts of the Company and its consolidated subsidiaries are included in the consolidated financial statements after elimination of intercompany accounts and transactions. The Company uses the cost or equity method of accounting for its investments in affiliates that are owned 50% or less and are not variable interest entities where the Company is the primary beneficiary.

The Company accounts for its investment in the Zimbabwe operations on the cost method and has been reporting it in Investments in Unconsolidated Affiliates in the Consolidated Balance Sheets since March 31, 2006. During fiscal year 2007, the Company wrote its investment in the Zimbabwe operations down to zero, however the Company continues to make advances and guarantees seasonal lines of credit on behalf of this entity. See Note 19 "Related Party Transactions" to the "Notes to Consolidated Financial Statements" for further information.

Beginning April 1, 2012, the Company's management began evaluating the performance of its Value Added Services business as a separate operating segment from the Company's five geographic operating segments. Value Added Services is comprised of the Company's cut rolled expanded stem ("CRES"), cut rag, toasted burley and other specialty products and services. The economic characteristics of the Value Added Services segment are dissimilar from the other operating segments. Therefore, effective April 1, 2012, the Company's reportable segments are Value Added Services, South America Region and Other Regions.

Investments in Unconsolidated Affiliates
The Company's equity method investments and its cost method investments, including its Zimbabwe operations, are non-marketable securities. The Company reviews such investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recovered. For example, the Company would test such an investment for impairment if the investee were to lose a significant customer, suffer a large reduction in sales margins, experience a major change in its business environment, or undergo any other significant change in its normal business. In assessing the recoverability of equity or cost method investments, the Company uses discounted cash flow models. If the fair value of an equity investee is determined to be lower than its carrying value, an impairment loss is recognized. The preparation of discounted future cash flow analysis requires significant management judgment with respect to future operating earnings growth rates and the selection of an appropriate discount rate. The use of different assumptions could increase or decrease estimated future operating cash flows, and the discounted value of those cash flows, and therefore could increase or decrease any impairment charge.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities. They also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, pension and postretirement health care benefits, inventory market values, allowances for doubtful accounts and advances, bank loan guarantees to suppliers and an unconsolidated subsidiary, useful lives for depreciation and amortization, future cash flows associated with impairment testing for long-lived assets, deferred tax assets and uncertain income tax positions, intrastate tax credits in Brazil and fair value determinations of financial assets and liabilities including derivatives, securitized beneficial interests and counterparty risk. Changes in market and economic conditions, local tax laws, and other related factors are considered each reporting period, and adjustments to the accounts are made based on the Company's best judgment.

Revenue Recognition
The Company recognizes revenue from the sale of tobacco when persuasive evidence of an arrangement exists, the price to the customer is fixed or determinable, collectibility is reasonably assured and title and risk of ownership is passed to the customer, which is upon shipment or delivery. The Company requires that all customer-specific acceptance provisions be met at the time title and risk of ownership passes to the customer. Furthermore, the Company's sales history indicates customer returns and rejections are not significant.

The Company also processes tobacco owned by its customers and revenue is recognized based on contractual terms as the service is provided. The revenue and cost associated with processing is recorded gross in the Statements of Consolidated Operations. The Company's history indicates customer requirements for processed tobacco are met upon completion of processing. In addition, advances from customers are deferred and recognized as revenue upon shipment or delivery.

(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Taxes Collected from Customers
Certain subsidiaries are subject to value added taxes on local sales. These amounts have been included in sales and were $26,040, $22,927 and $31,043 for the years ended March 31, 2013, 2012 and 2011, respectively.

Shipping and Handling
Shipping and handling costs are included in cost of goods and services sold in the statement of operations.

Other Income
Other Income consists primarily of gains on sales of property, plant and equipment and assets held for sale. This caption also includes expenses related to the Company's sale of receivables. See Note 17 "Sale of Receivables" to the "Notes to Consolidated Financial Statements" for further information. During fiscal 2013, the Company recognized a non-cash benefit of $24,142 for a Brazilian excise tax the Company used to offset Brazilian federal taxes payable in 2004 and 2005. The benefit recorded is based on a Brazilian court ruling on March 7, 2013. See Note 16 "Contingencies" to the "Notes to Consolidated Financial Statements" for further information. During fiscal 2012, the Company exchanged real property with a third party in Brazil. The transaction consisted of the Company exchanging real property located in Vera Cruz, Brazil and $9,403 of cash for real property located in Venancio Aires, Brazil. The Company accounted for the transaction as a nonmonetary exchange involving monetary consideration. In accordance with U.S. GAAP, the transaction was recorded and measured at fair value as the transaction had commercial substance, the fair values of the assets exchanged were determinable within reasonable limits, and the Company's real property was not held for sale in the ordinary course of business or for property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange. The cost of the real property received in the exchange was measured using the fair value of the assets given which equaled $26,845 including the cash. The Company's basis in its assets given was $13,178 and a gain of $13,667 was recorded in Other Income in the Statements of Consolidated Operations. During fiscal 2011, the Company recorded a gain of $37,765 on the assignment of approximately 9,000 tobacco suppliers in Southern Brazil and the sale of related assets to the Brazilian affiliate of Philip Morris International, Inc. ("PMI"). The Company continues to supply processed tobacco to PMI and to process tobacco for PMI's Brazilian affiliate under a long-term processing agreement.

The following table summarizes the significant components of Other Income.

	Years Ending March 31,		
	2013	2012	2011
Malawi other property sales	$ —	$ 2,400	$ 1,975
Brazil factory and other property sales to PMI's affiliate	—	—	37,765
Brazil property exchange and other property sales	—	15,967	—
Brazil excise tax benefit	24,142	—	—
Other sales of assets and expenses	4,892	2,491	97
Losses on sale of receivables	(8,313)	(5,133)	(2,395)
	$ 20,721	$ 15,725	$ 37,442

Cash and Cash Equivalents
Cash equivalents are defined as temporary investments of cash with original maturities of less than 90 days. At March 31, 2013 and 2012, cash and cash equivalents included $271 and $579 of customer funding that was restricted for social responsibility programs maintained by the Company. At March 31, 2013 and 2012, respectively, $511 and $302 of cash held on deposit as a compensating balance for short-term borrowings was included in Other Current Assets. During fiscal 2012, the Company entered into certain foreign seasonal borrowings with maturities greater than one year that required restricted cash deposits of $13,000 be maintained during the terms of the borrowings. These restricted cash deposits were recorded as Other Noncurrent Assets at March 31, 2012. Additional cash accounts, and the activity therein, were restricted, as to use and access, per certain of the foreign seasonal borrowing agreements. At March 31, 2012, the balance of these accounts was $13,665 and was recorded as Other Current Assets. At March 31, 2013, only one foreign seasonal borrowing remained with a maturity now less than twelve months. The restricted cash deposit for this borrowing is $500 and is included in Other Current Assets.

(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Trade and Other Receivables

Trade and other receivables consist of $217,583 of trade receivables and $6,639 of other receivables at March 31, 2013. The balances at March 31, 2012 were $286,992 and $16,098 for trade receivables and other receivables, respectively.

Trade receivables are amounts owed to the Company from its customers. Trade receivables are recorded at invoiced amounts and primarily have net 30 day terms. The Company extends credit to its customers based on an evaluation of a company's financial condition and collateral is generally not required.

The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable. The allowance is based on the Company's assessment of known delinquent accounts, other currently available evidence of collectibility and the aging of accounts receivable. The Company's allowance for doubtful accounts was $3,164 and $3,878 at March 31, 2013 and 2012, respectively. The provision for doubtful accounts was $(163), $221 and $3,086 for the years ending March 31, 2013, 2012 and 2011, respectively and is reported in Selling, General and Administrative Expenses in the Statements of Consolidated Operations.

Other receivables consist primarily of value added tax (VAT) receivables of $2,792 and $12,505 at March 31, 2013 and 2012, respectively.

Other Deferred Charges

Other deferred charges are primarily deferred financing costs that are amortized over the life of long-term debt.

Sale of Accounts Receivable

The Company is engaged in three revolving trade accounts receivable securitization arrangements to sell receivables. The Company records the transaction as a sale of receivables, removes such receivables from its financial statements and records a receivable for the beneficial interest in such receivables. The losses on the sale of receivables are recognized in Other Income. As of March 31, 2013 and 2012, respectively, accounts receivable sold and outstanding were $156,633 and $182,856. See Note 17 "Sale of Receivables" and Note 18 "Fair Value Measurements" to the "Notes to Consolidated Financial Statements" for further information.

Inventories

Costs in inventory include processed tobacco inventory, unprocessed tobacco inventory and other inventory. Costs of unprocessed tobacco inventories are determined by the average cost method, which include the cost of green tobacco. Costs of processed tobacco inventories are determined by the average cost method, which include both the cost of unprocessed tobacco, as well as direct and indirect costs that are related to the processing of the product. Costs of other non-tobacco inventory are determined by the first-in, first-out method, which include costs of packing materials, non-tobacco agricultural products and agricultural supplies including seed, fertilizer, herbicides and pesticides.

Inventories are valued at the lower of cost or market ("LCM"). The Company evaluates its inventories for LCM adjustments by country and type of inventory. Therefore, processed tobacco and unprocessed tobacco are evaluated separately for LCM purposes. The Company compares the cost of its processed tobacco to market values based on recent sales of similar grades when evaluating those balances for LCM adjustments. The Company also considers whether its processed tobacco is committed to a customer, whereby the expected sales price would be utilized in determining the market value for committed tobacco. The Company also reviews data on market conditions in performing its LCM evaluation for unprocessed tobacco.

See Note 2 "Inventories" to the "Notes to Consolidated Financial Statements" for further information.

Advances to Tobacco Suppliers

The Company purchases seeds, fertilizer, pesticides and other products related to growing tobacco and advances them to suppliers, which represents prepaid inventory and is recorded as advances to tobacco suppliers. The advances of current crop inputs generally include the original cost of the inputs plus a mark-up and interest as it is earned. Where contractually permitted, the Company charges interest to the suppliers during the period the current crop advance is outstanding. The Company generally advances the inputs at a price that is greater than its cost, which results in a mark-up on the inputs. The suppliers then utilize these inputs to grow tobacco, which the Company is contractually obligated to purchase. Upon delivery of tobacco, part of the purchase price to the supplier is paid in cash and part through a reduction of the advance balance. The advances applied to the delivery are reclassified out of advances and into unprocessed inventory. Advances to tobacco suppliers are accounted for utilizing a cost accumulation methodology.

(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Advances to Tobacco Suppliers *(continued)*

The Company has current and noncurrent advances to tobacco suppliers. The current advances represent the cost of the seeds, fertilizer and other materials that are advanced for the current crop of inventory. The noncurrent advances generally represent the cost of advances to suppliers for infrastructure, such as curing barns, which is also recovered through the delivery of tobacco to the Company by the suppliers. As a result of various factors in a given crop year (weather, etc.) not all suppliers are able to settle the entire amount of advances that are due that year. In these situations, the Company may allow the suppliers to deliver tobacco over future crop years to recover its advances. The advance balances that are deferred over future crop years are also classified as noncurrent.

Advances to tobacco suppliers are carried at cost and evaluated for recoverability. The realizability evaluation process is similar to that of the LCM evaluation process for inventories. The Company evaluates its advances for recoverability by crop and country. The Company reclasses the advance to inventory at the time suppliers deliver tobacco. The purchase price for the tobacco delivered by the suppliers is based on market prices. Two primary factors determine the market value of the tobacco suppliers deliver: the quantity of tobacco delivered and the quality of the tobacco delivered. Therefore, the Company ensures its advances are appropriately stated at the lower of cost or estimated recoverable amounts.

Upon delivery of tobacco, part of the purchase price to the supplier is paid in cash and part through a reduction of the advance balance. If a sufficient value of tobacco is not delivered to allow the reduction of the entire advance balance, then the Company first determines how much of the deficiency for the current crop is recoverable through future crops. This determination is made by analyzing the suppliers' ability-to-deliver a sufficient supply of tobacco. This analysis includes historical quantity and quality of production with monitoring of crop information provided by field service technicians related to flood, drought and disease. The remaining recoverable advance balance would then be classified as noncurrent. Any increase in the estimate of unrecoverable advances associated with the noncurrent portion is charged to cost of goods and services sold in the income statement when determined. Amounts not expected to be recovered through current or future crops are then evaluated to determine whether the yield is considered to be normal or abnormal. If the yield adjustment is normal, then the Company capitalizes the applicable variance in the current crop of inventory. If the yield adjustment is considered abnormal, then the Company immediately charges the applicable variance to cost of goods and services sold in the income statement. A normal yield adjustment is based on the range of unrecoverability for the previous three years by country.

The Company accounts for its advances to tobacco suppliers using a cost accumulation model, which results in the reporting of its advances at the lower of cost or recoverable amounts exclusive of the mark-up and interest. The mark-up and interest on its advances are recognized upon delivery of tobacco as a decrease in the cost of the current crop. The mark-up and interest capitalized or to be capitalized into inventory for the current crop was $14,464 and $21,139 as of March 31, 2013 and 2012, respectively. Unrecoverable advances and other costs capitalized or to be capitalized into the current crop was $13,347 and $13,746 at March 31, 2013 and 2012, respectively. The following table reflects the classification of advances to tobacco suppliers:

	March 31, 2013	March 31, 2012
Current	$ 109,520	$ 89,378
Noncurrent	6,421	5,613
	$ 115,941	$ 94,991

Noncurrent advances to tobacco suppliers are recorded in Other Noncurrent Assets in the Consolidated Balance Sheets.

Unrecovered amounts expensed directly to cost of goods and services sold in the income statement for abnormal yield adjustments or unrecovered amounts from prior crops were $1,750 and $1,350 for the years ended March 31, 2013 and 2011, respectively. There were no abnormal yield adjustments for the year ended March 31, 2012. Normal yield adjustments are capitalized into the cost of the current crop and are expensed as cost of goods and services sold as that crop is sold.

(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Guarantees

The Company and certain of its foreign subsidiaries guarantee bank loans to suppliers to finance their crops. Under longer-term arrangements, the Company may also guarantee financing on suppliers' construction of curing barns or other tobacco production assets. Guaranteed loans are generally repaid concurrent with the delivery of tobacco to the Company. The Company is obligated to repay any guaranteed loan should the supplier default. If default occurs, the Company has recourse against the supplier. The Company also guarantees bank loans of certain unconsolidated subsidiaries in Asia and Zimbabwe. The following table summarizes amounts guaranteed and the fair value of those guarantees:

	March 31, 2013	March 31, 2012
Amounts guaranteed (not to exceed)	$ 125,623	$ 127,132
Amounts outstanding under guarantee	98,689	105,403
Fair value of guarantees	6,367	5,265

Of the guarantees outstanding at March 31, 2013, approximately 94% expire within one year and the remainder within five years. The fair value of guarantees is recorded in Accrued Expenses and Other Current Liabilities in the Consolidated Balance Sheets and included in crop costs except for Zimbabwe which is included in Accounts Receivable, Related Parties.

In Brazil, some suppliers obtain government subsidized rural credit financing from local banks that is guaranteed by the Company. The Company withholds amounts owed to suppliers related to the rural credit financing of the supplier upon delivery of tobacco to the Company. The Company remits payments to the local banks on behalf of the guaranteed suppliers. Terms of rural credit financing are such that repayment is due to local banks based on contractual due dates. As of March 31, 2013 and 2012, respectively, the Company had balances of $45,843 and $27,619 that were due to local banks on behalf of suppliers. These amounts are included in Accounts Payable in the Consolidated Balance Sheets.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over fair value of net assets acquired, and is allocated to the appropriate reporting unit when acquired. Goodwill is not amortized; rather it is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of the asset may be impaired. Goodwill is evaluated for impairment by determining the fair value of the related reporting unit. Fair value is measured based on a discounted cash flow method or relative market-based approach. If the carrying amount of goodwill exceeds its fair value, an impairment charge is recorded.

The Company has no intangible assets with indefinite useful lives. It does have other intangible assets, production and supply contracts and a customer relationship intangible asset as well as internally developed software that is capitalized into intangibles. These intangible assets are stated at amortized cost and tested for impairment whenever factors indicate the carrying amount may not be recoverable. Supply contracts are amortized based on the expected realization of the benefit over the term of the contracts ranging from 3 to 5 years. Production contracts and the customer relationship intangible are both amortized on a straight-line basis ranging from five to ten years and twenty years, respectively. The amortization period is the term of the contract or, if no term is specified in the contract, management's best estimate of the useful life based on past experience. Internally developed software is amortized on a straight-line basis over five years once the software testing is complete. Events and changes in circumstance may either result in a revision in the estimated useful life or impairment of an intangible resulting in revaluation of the asset value to its fair value. See Note 5 "Goodwill and Other Intangibles" to the "Notes to Consolidated Financial Statements" for further information.

Other Noncurrent Assets

For the year ended March 31, 2013, other noncurrent assets consist primarily of long-term VAT and intrastate tax receivables of $19,368, long-term advances to suppliers of $6,421 and cash surrender value of life insurance of $10,201. For the year ended March 31, 2012, other noncurrent assets consist primarily of long-term VAT and intrastate tax receivables of $23,217, long-term advances to suppliers of $5,613, long-term restricted cash of $13,000 and cash surrender value of life insurance of $9,622.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Property, Plant and Equipment
Property, plant and equipment at March 31, 2013 and 2012, are summarized as follows:

	2013	2012
Land	$ 28,752	$ 27,991
Buildings	196,601	202,153
Machinery and equipment	207,717	187,026
Total	433,070	417,170
Less accumulated depreciation	162,092	157,491
Total property, plant and equipment, net	$270,978	$ 259,679

Property, plant and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed on a straight-line basis at annual rates calculated to amortize the cost of depreciable properties over their estimated useful lives. Buildings and machinery and equipment are depreciated over ranges of 20 to 30 years and 3 to 10 years, respectively. The consolidated financial statements do not include fully depreciated assets. Depreciation expense recorded in Cost of Goods and Services Sold for the years ended March 31, 2013, 2012 and 2011 was $25,939, $24,712 and $20,699, respectively. Depreciation expense recorded in Selling, General and Administrative Expense for the years ended March 31, 2013, 2012 and 2011 was $3,112, $3,717 and $2,915, respectively. Total property and equipment purchases, including internally developed software intangibles, were $42,803 for the year ended March 31, 2013 of which $2,743 was unpaid at March 31, 2013 and included in Accounts Payable; $42,347 for the year ended March 31, 2012 of which $776 was unpaid at March 31, 2012 and included in Accounts Payable; and $70,608 for the year ended March 31, 2011 of which $3,141 was unpaid at March 31, 2011 and included in Accounts Payable. Included in fiscal 2011 purchases is $43,775 for a new tobacco processing facility in the State of Santa Catarina by the Company's subsidiary in Brazil.

Estimated useful lives are periodically reviewed and changes are made to the estimated useful lives when necessary. Long-lived assets are reviewed for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows. An impairment loss would be recognized when estimated undiscounted future cash flows from the use of the asset and its eventual disposition are less than its carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations, present value techniques based on estimates of cash flows, or multiples of earnings or revenue performance measures.

Derivative Financial Instruments
The Company uses forward or option currency contracts to protect against volatility associated with certain non-U.S. dollar denominated forecasted transactions. The contracts do not qualify for hedge accounting as defined by generally accepted accounting principles. As a result, the Company has recorded income (loss) of $(14,287), $6,033 and $5,679 in its Cost of Goods and Services Sold for the years ended March 31, 2013, 2012 and 2011, respectively. The Company has also recorded income (loss) of $(39) and $95 in its Selling, General and Administrative Expenses for the years ended March 31, 2012 and 2011, respectively. No income or loss was recorded in Selling, General and Administrative Expenses for the year ended March 31, 2013. See Note 6 "Derivative and Other Financial Instruments" to the "Notes to Consolidated Financial Statements" for further information.

Note 1 - Significant Accounting Policies *(continued)*

Income Taxes
The Company uses the asset and liability method to account for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

The Company's annual tax rate is based on its income, statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts the balances as new information becomes available.

Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. The Company evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely on estimates. The Company uses historical experience and short and long-range business forecasts to provide insight. The Company believes it is more likely than not that a portion of the deferred income tax assets may expire unused and has established a valuation allowance against them. Although realization is not assured for the remaining deferred income tax assets, the Company believes it is more likely than not the deferred tax assets will be fully recoverable within the applicable statutory expiration periods. However, deferred tax assets could be reduced in the near term if estimates of taxable income are significantly reduced or available tax planning strategies are no longer viable. See Note 12 "Income Taxes" and Note 16 "Contingencies and Other Information" to the "Notes to Consolidated Financial Statements" for further information.

Stock-Based Compensation
The Company expenses the fair value of grants of various stock-based compensation programs at fair value over the vesting period of the awards. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model which was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of highly subjective assumptions, including the expected stock price volatility. See Note 11 "Stock-Based Compensation" to the "Notes to Consolidated Financial Statements" for further information.

New Accounting Standards

Recently Adopted Accounting Pronouncements
On April 1, 2012, the Company adopted new accounting guidance, as amended, on comprehensive income. The objective of this accounting guidance is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance eliminates the option to present components of other comprehensive income as part of the statement of stockholders' equity and requires them to be presented in the statement of comprehensive income instead. The Company adopted this new accounting guidance and is reporting other comprehensive income in a separate financial statement.

On January 1, 2013, the Company adopted new accounting guidance on testing goodwill for impairment. The primary objective of this accounting guidance is to reduce complexity and costs by allowing an entity to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If, after assessing qualitative factors, an entity determines that it is not more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, then the two-step goodwill impairment test is unnecessary. The Company adopted this new accounting guidance with no material impact on its financial condition or results of operations.

(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Recent Accounting Pronouncements Not Yet Adopted

In December 2011, the FASB issued new accounting guidance on disclosures about offsetting assets and liabilities. The requirements for offsetting are different under U.S. GAAP and IFRS. Therefore, the objective of this accounting guidance is to facilitate comparison between financials statements prepared under U.S. GAAP and IFRS by enhancing disclosures of the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain assets and liabilities. This accounting guidance will be effective for the Company on April 1, 2013. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In January 2013, the FASB issued new accounting guidance to clarify the scope of the guidance issued in December 2011 regarding disclosures for offsetting assets and liabilities and address any unintended consequences. The scope of the guidance applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending that are offset in accordance with existing accounting guidance or subject to an enforceable master netting arrangement or similar agreement. This accounting guidance will be effective for the Company on April 1, 2013. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In February 2013, the FASB issued new accounting guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. Companies will be required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified to net income in its entirety. For amounts not required to be reclassified in their entirety to net income in the same reporting period, a company is required to cross-reference other disclosures required that provide additional detail about those amounts. This accounting guidance will be effective for the Company on April 1, 2013. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In February 2013, the FASB issued new accounting guidance to increase comparability among users of financial statements related to the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date and for which no specific guidance exists. The guidance will require a company to measure the obligation as the sum of the amount the company agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the company expects to pay on behalf of its co-obligors. A company will also be required to disclose the nature and amount of the obligation as well as other information about those obligations. This accounting guidance will be effective for the Company on April 1, 2014. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

In March 2013, the FASB issued new accounting guidance to resolve the diversity in practice related to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment *in* a foreign entity as compared to when a parent no longer holds a controlling financial interest in a subsidiary or group of assets that is *within* a foreign entity. In addition, the guidance resolves the diversity in practice for the treatment of business combinations achieved in stages (also called step acquisitions) involving a foreign entity. This accounting guidance will be effective for the Company on April 1, 2014. The Company does not expect the impact of this new accounting guidance to have a material impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Computation of Earnings (Loss) Per Common Share

(in thousands, except per share data)	Years Ended March 31, 2013	2012	2011
BASIC EARNINGS (LOSS)			
Net income (loss) attributable to Alliance One International, Inc.	$ 24,013	$ 29,451	$ (71,551)
SHARES			
Weighted Average Number of Shares Outstanding	87,374	87,023	87,799
BASIC EARNINGS (LOSS) PER SHARE	$ 0.27	$ 0.34	$ (0.81)
DILUTED EARNINGS (LOSS)			
Net income (loss) attributable to Alliance One International, Inc.	$ 24,013	$ 29,451	$ (71,551)
Plus interest expense on 5 ½% convertible notes, net of tax	4,100	4,111	— *
Net income (loss) attributable to Alliance One International, Inc. as adjusted	$ 28,113	$ 33,562	$ (71,551)
SHARES			
Weighted average number of shares outstanding	87,374	87,023	87,799
Plus: Restricted shares issued and shares applicable to stock options and restricted stock units, net of shares assumed to be purchased from proceeds at average market price	356	282	— *
Assuming conversion of 5 ½% convertible notes	22,872	22,872	— *
Shares applicable to stock warrants	— **	— **	— **
Adjusted weighted average number of shares outstanding	110,602	110,177	87,799
DILUTED EARNINGS (LOSS) PER SHARE	$ 0.25	$ 0.30	$ (0.81)

* Assumed conversion of convertible notes at the beginning of the period has an antidilutive effect on earnings (loss) per share. All outstanding restricted shares and shares applicable to stock options and restricted stock units are excluded because their inclusion would have an antidilutive effect on the loss per share.

** For the year ended March 31, 2013, 2012 and 2011, the warrants were not assumed exercised because the exercise price was more than the average price for the period.

The weighted average number of common shares outstanding is reported as the weighted average of the total shares of common stock outstanding net of shares of common stock held by a wholly owned subsidiary. Shares of common stock owned by the subsidiary were 7,853 at March 31, 2013 and 2012. This subsidiary waives its right to receive dividends and it does not have the right to vote.

Certain potentially dilutive options were not included in the computation of earnings per diluted share because their exercise prices were greater than the average market price of the shares of common stock during the period and their effect would be antidilutive. These shares totaled 7,010 at a weighted average exercise price of $6.05 per share at March 31, 2013 and 4,191 at a weighted average exercise price of $6.03 per share at March 31, 2012.

In connection with the offering of the Company's 5.50% Convertible Senior Subordinated Notes due 2014, issued on July 2, 2009 (the "Convertible Notes"), the Company entered into privately negotiated convertible note hedge transactions (the "convertible note hedge transactions") equal to the number of shares that underlie the Company's Convertible Notes. These convertible note hedge transactions are expected to reduce the potential dilution of the Company's common stock upon conversion of the Convertible Notes in the event that the value per share of common stock exceeds the initial conversion price of $5.0280 per share. These shares were not included in the computation of earnings per diluted share because their inclusion would be antidilutive.

On July 28, 2010, the Company's board of directors authorized the purchase up to $40,000 of its common stock through June 30, 2012. The Company purchased 2,380 shares of its common stock at a weighted average price paid per share of $3.78.

Concentration of Credit Risk

The Company may potentially be subject to a concentration of credit risks due to tobacco supplier advances and trade receivables relating to customers in the tobacco industry as well as cash which is deposited with high-credit-quality financial institutions. See Note 14 "Segment Information" to the "Notes to Consolidated Financial Statements" for further information of particular concentrations.

(in thousands)

Note 1 - Significant Accounting Policies *(continued)*

Preferred Stock
The Board of Directors is authorized to issue shares of Preferred Stock in series with variations as to the number of shares in any series. The Board of Directors also is authorized to establish the rights and privileges of such shares issued, including dividend and voting rights. At March 31, 2013, 10,000 shares of preferred stock were authorized and no shares had been issued.

Note 2 – Inventories

	March 31, 2013	March 31, 2012
Processed tobacco	$ 549,738	$ 555,341
Unprocessed tobacco	310,164	240,811
Other	44,045	43,750
	$ 903,947	$ 839,902

See Note 1 "Significant Accounting Policies - Inventories" to the "Notes to Consolidated Financial Statements" for further information on the costs that comprise the inventory balances and the LCM testing methodologies.

The Company recorded LCM adjustments of $966 and $15,443 for the years ended March 31, 2013 and 2011, respectively. No LCM adjustment was recorded for the year ended March 31, 2012.

Note 3 – Variable Interest Entities

The Company holds variable interests in four joint ventures that are accounted for under the equity method of accounting. These joint ventures procure inventory on behalf of the Company and the other joint venture partners. The variable interests relate to equity investments and advances made by the Company to the joint ventures. In addition, the Company also guarantees one of its joint venture's borrowings which also represent a variable interest in that joint venture. The Company is not the primary beneficiary, as it does not have the power to direct the activities that most significantly impact the economic performance of the entities as a result of the entities' management and board of directors structure. Therefore, these entities are not consolidated. At March 31, 2013 and 2012, the Company's investment in these joint ventures was $23,986 and $23,346, respectively and is classified as Investments in Unconsolidated Affiliates in the Consolidated Balance Sheets. The Company's advances to these joint ventures were $9 at March 31, 2012 and is classified as Accounts Receivable, Related Parties in the Consolidated Balance Sheets. There were no advances at March 31, 2013. The Company guaranteed an amount to a joint venture not to exceed $19,363 and $19,712 at March 31, 2013 and 2012, respectively. The investments, advances and guarantee in these joint ventures represent the Company's maximum exposure to loss.

Note 4 – Restructuring and Asset Impairment Charges

In response to shifting supply and demand balances and the changing business models of the Company's customers, the Company began implementing several strategic initiatives in fiscal 2011. The Company began realigning the organization by transitioning the United Kingdom finance and logistics functions to the United States and closing the Netherlands office. In December 2010, new leadership was appointed to better position the Company for the future. In addition, origin and corporate operations were reviewed and initiatives were implemented to increase operational efficiency and effectiveness. As a result, total charges (recoveries) of $(55), $246 and $14,824 were incurred in connection with the reduction in the global workforce for the years ended March 31, 2013, 2012 and 2011, respectively, including an impact on the Company's pension plans of $1,271 in fiscal 2011. Non-current asset impairment charges of $760 incurred in fiscal 2012 are primarily for non-tobacco internally developed software intangible assets and real property in Macedonia. Other restructuring charges of $8,643 incurred in fiscal 2011 primarily relate to the relocation of factory equipment in Brazil. As of March 31, 2013, these initiatives are substantially complete.

(in thousands)

Note 4 – Restructuring and Asset Impairment Charges *(continued)*

The following table summarizes the restructuring actions as of March 31, 2013, 2012 and 2011:

Restructuring and Asset Impairment Charges	Years Ended March 31, 2013	2012	2011
Employee separation and other cash charges:			
Beginning balance	$ 1,960	$ 6,193	$ —
Period Charges:			
Employee separation charges (recoveries)	(55)	215	13,474
Other cash charges	—	31	5,863
Total employee separation and other cash charges (recoveries)	(55)	246	19,337
Payments through March 31	(1,237)	(4,479)	(13,144)
Ending balance March 31	$ 668	$ 1,960	$ 6,193
Asset impairment and other non-cash charges	—	760	4,130
Total restructuring and asset impairment charges (recoveries)	$ (55)	$ 1,006	$ 23,467

The following table summarizes cash payments for employee separation and other cash charges (recoveries) for the years ended March 31, 2013, 2012 and 2011.

Cash Payments by Year	Year Ending March 31, 2013	2012	2011	Total Payments
Employee separation and other cash charges (recoveries)	$ (55)	$ 246	$ 19,337	
Cash paid 2011	—	—	(13,144)	$ (13,144)
Cash paid 2012	—	(62)	(4,417)	$ (4,479)
Cash paid 2013	—	(184)	(1,053)	$ (1,237)
Adjustment	55	—	(55)	
Balances at March 31, 2013	$ —	$ —	$ 668	

(in thousands

Note 4 – Restructuring and Asset Impairment Charges *(continued)*

April 1, 2012, the Company revised its reportable segments. See Note 1 "Significant Accounting Policies - Basis of Presentation" to the "Notes to Consolidated Financial Statements" for further information. The following table summarizes the employee separation and other cash charges recorded in the Company's South America, Value Added Services and Other Regions segments as of March 31, 2013, 2012 and 2011:

	Years Ended March 31,		
Employee Separation and Other Cash Charges	2013	2012	2011
Beginning balance:	$ 1,960	$ 6,193	$ —
South America	183	1,073	—
Value added services	—	—	—
Other regions	1,777	5,120	—
Period charges:	$ (55)	$ 246	$ 19,337
South America	(143)	75	7,589
Value added services	—	—	—
Other regions	88	171	11,748
Payments through March 31:	$ (1,237)	$ (4,479)	$ (13,144)
South America	(40)	(965)	(6,516)
Value added services	—	—	—
Other regions	(1,197)	(3,514)	(6,628)
Ending balance March 31:	$ 668	$ 1,960	$ 6,193
South America	—	183	1,073
Value added services	—	—	—
Other regions	668	1,777	5,120

Non-cash charges related to the South America segment were $2,860 during the year ended March 31, 2011. Non-cash charges related to the Other Regions segment were $760 and $1,270 during the years ended March 31, 2012 and 2011, respectively.

Note 5 – Goodwill and Other Intangibles

The Company tests the carrying amount of goodwill annually as of the first day of the last quarter of the fiscal year and whenever events or circumstances indicate that impairment may have occurred. The Company evaluated its goodwill for impairment during fiscal 2013, 2012 and 2011 and determined that the fair value of each reporting unit is substantially in excess of its carrying value including goodwill.

The carrying value of other intangible assets as of March 31, 2013 represents customer relationship, production and supply contracts and internally developed software. These intangible assets were determined by management to meet the criterion for recognition apart from goodwill and have finite lives. The Company uses judgment in assessing whether the carrying amount of its intangible assets is not expected to be recoverable over their estimated remaining useful lives. Amortization expense associated with these intangible assets was $5,370, $5,804 and $5,094 for the years ended March 31, 2013, 2012 and 2011, respectively and is recorded in Selling, General and Administrative Expenses.

The Company began implementing a new ERP system in fiscal 2008 and capitalized certain costs into tangible assets within the consolidated balance sheet in accordance with generally accepted accounting principles. As of March 31, 2013, the Company has implemented the ERP system in most of the operations subsidiaries around the world and incurred $16,919 of capitalizable costs associated with the implementation. Amortization of the final accumulated costs of each implemented location is over a five year useful life. There was an additional $642 of capitalizable costs related to other internally developed software projects that were subsequently written off in fiscal 2012 due to impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 5 – Goodwill and Other Intangibles *(continued)*

The Company has no intangible assets with indefinite useful lives. It does have intangible assets which are amortized. The following table summaries the changes in the Company's goodwill and other intangibles for the years ended March 31, 2013, 2012 and 2011.

Goodwill and Intangible Asset Rollforward:

		Amortizable Intangibles			
	Unamortizable Goodwill (1)	Customer Relationship Intangible	Production and Supply Contract Intangibles	Internally Developed Software Intangible	Total
Weighted average remaining useful life in years as of March 31, 2013		12	3	1	
March 31, 2011 balance:					
Gross carrying amount	$ 2,794	$ 33,700	$ 7,893	$ 15,767	$ 60,154
Accumulated amortization	—	(9,899)	(1,948)	(7,102)	(18,949)
Net March 31, 2011 balance	2,794	23,801	5,945	8,665	41,205
Additions	—	—	—	821	821
Impairment / other	—	—	—	(357)	(357)
Amortization expense	—	(1,685)	(1,095)	(3,024)	(5,804)
Net March 31, 2012 balance	2,794	22,116	4,850	6,105	35,865
Additions	—	—	—	976	976
Amortization expense	—	(1,685)	(614)	(3,071)	(5,370)
Net March 31, 2013 balance	$ 2,794	$ 20,431	$ 4,236	$ 4,010	$ 31,471

(1) Goodwill of $1,592 relates to the Other Regions segment and $1,202 relates to the Value Added Services segment.

The following table summarizes the estimated intangible asset amortization expense for the next five years and beyond:

For Fiscal Years Ended	Customer Relationship Intangible	Production and Supply Contract Intangible	Internally Developed Software Intangible *	Total
2014	$ 1,685	$ 1,251	$ 2,063	$ 4,999
2015	1,685	1,173	729	3,587
2016	1,685	1,812	599	4,096
2017	1,685	—	424	2,109
2018	1,685	—	195	1,880
Later	12,006	—	—	12,006
	$ 20,431	$ 4,236	$ 4,010	$ 28,677

* Estimated amortization expense for the internally developed software is based on costs accumulated as of March 31, 2013. These estimates will change as new costs are incurred and until the software is placed into service in all locations.

(in thousands)

Note 6 – Derivative and Other Financial Instruments

Fair Value of Derivative Financial Instruments
The Company recognizes all derivative financial instruments, such as foreign exchange contracts at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. The Company has elected not to offset fair value amounts recognized for derivative instruments with the same counterparty under a master netting agreement. See Note 18 "Fair Value Measurements" to the "Notes to Consolidated Financial Statements" for further information of fair value methodology. The following table summarizes the fair value of the Company's derivatives by type at March 31, 2013 and 2012.

	Fair Values of Derivative Instruments	
	Assets	
Derivatives Not Designated as Hedging Instruments Under ASC 815:	Balance Sheet Account	Fair Value
Foreign currency contracts at March 31, 2013:	Current Derivative Asset	$ 3,145
	Current Derivative Liability	$ 644
Foreign currency contracts at March 31, 2012	Current Derivative Asset	$ 312
	Current Derivative Liability	$ 16

Earnings Effects of Derivatives

The Company has entered into forward or option currency contracts to protect against volatility associated with certain non-U.S. dollar denominated forecasted transactions. These contracts are for green tobacco purchases and processing costs as well as selling, general and administrative costs as the Company deems necessary. These contracts do not meet the requirements for hedge accounting treatment under generally accepted accounting principles, and as such, changes in fair value are reported in income each period.

The following table summarizes the earnings effects of derivatives in the statements of consolidated operations for the years ending March 31, 2013, 2012, and 2011.

Derivatives Not Designated as Hedging Instruments Under ASC 815:	Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income		
		2013	2012	2011
Foreign currency contracts	Cost of Goods and Services Sold	$ (14,287)	$ 6,033	$ 5,679
Foreign currency contracts	Selling, General and Administrative Expenses	—	(39)	95
Total		$ (14,287)	$ 5,994	$ 5,774

Credit Risk
Financial instruments, including derivatives, expose the Company to credit loss in the event of non-performance by counterparties. The Company manages its exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties, and procedures to monitor concentrations of credit risk. If a counterparty fails to meet the terms of an arrangement, the Company's exposure is limited to the net amount that would have been received, if any, over the arrangement's remaining life. The Company does not anticipate non-performance by the counterparties and no material loss would be expected from non-performance by any one of such counterparties.

(in thousands)

Note 7 – Short-Term Borrowing Arrangements

Excluding all long-term credit agreements, the Company has lines of credit arrangements with a number of banks under which the Company may borrow up to a total of $647,806 and $655,154 at March 31, 2013 and 2012, respectively. The weighted average variable interest rate for the years ending March 31, 2013 and 2012 was 4.3% and 2.9%, respectively. At March 31, 2013 and 2012, amounts outstanding under the lines were $356,836 and $374,532, respectively. Unused lines of credit at March 31, 2013 amounted to $276,275 ($266,641 at March 31, 2012), net of $14,695 of letters of credit lines. Certain non-U.S. borrowings of approximately $81,903 and $12,938 have inventories of $46,246 and $13,906 as collateral at March 31, 2013 and 2012, respectively. At March 31, 2013 and 2012, respectively, $511 and $302 were held on deposit as a compensating balance.

Note 8 – Long-Term Debt

Senior Secured Credit Facility
On July 2, 2009, the Company replaced its previous credit agreement by entering into a Credit Agreement (the "Credit Agreement"), with a syndicate of banks that provided for a senior secured credit facility (the "Credit Facility") of a three and one-quarter year $270,000 revolver (the "Revolver") which initially accrued interest at a rate of LIBOR plus 2.50%. The interest rate for the Revolver may increase or decrease according to a consolidated interest coverage ratio pricing matrix as defined in the Credit Agreement, plus an applicable percentage. As of April 7, 2010, the Company increased the Revolver to $290,000.

First Amendment. On August 24, 2009, the Company closed the First Amendment to the Credit Agreement which included allowing the issuance of up to an additional $100,000 of Senior Notes due 2016 within 90 days of the First Amendment Effective Date, amending the definition of Consolidated Total Senior Debt to exclude the Existing Senior Notes 2005, amending the definition of Applicable Percentage to clarify the effective date of the change in the Applicable Percentage and modifications to several schedules within the Credit Agreement.

Second Amendment. On June 9, 2010, the Company closed the Second Amendment to the Credit Agreement, which included adding back the Foreign Corrupt Practices Act estimate of $19,450 to Consolidated Net Income for the period ended March 31, 2011 and increasing the Maximum Consolidated Leverage Ratio to 5.25 to 1.00 for the period ending September 30, 2010 and to 5.00 to 1.00 for the period ending March 31, 2011. The Second Amendment also allowed a subsidiary of the Company to incur indebtedness of up to $25,000 after ceasing to be a wholly owned subsidiary, a guarantee by the Company of that indebtedness, the issuance of up to 30% equity interests in the subsidiary to officers, employees, directors, advisory boards and/or its third parties investors and allow certain restricted payments by the subsidiary.

Third Amendment. On June 6, 2011, the Company closed the Third Amendment to the Credit Agreement whereby the lenders agreed to extend the term of the facility to March 31, 2013. In addition, the Third Amendment modified certain financial covenants under the Credit Agreement, including establishing the financial maximum consolidated leverage ratio for each fiscal quarter through maturity, reducing the minimum consolidated interest coverage ratio for the quarter ended March 31, 2011 and the first three quarters of the fiscal year ending March 31, 2012, permitting the exclusion of the effect of specified levels of restructuring and impairment charges for the fiscal year ended March 31, 2011 and the fiscal year ending March 31, 2012 for the financial covenants impacted by the Company's EBIT, and excluding the effect of noncash deferred compensation expense up to $2,200 for the quarter ended March 31, 2012 for these same covenants. The Third Amendment also increased the basket for capital expenditures for the year ending March 31, 2012 by $15,000 and permitted the Company to form a subsidiary for a specified business purpose to be funded by up to $1,000 in equity and $30,000 in subordinated note investments by the Company, provided the subsidiary receives either revolving credit financing of up to $200,000 from third parties or issues subordinated notes for an aggregate not to exceed $100,000. The Third Amendment increased the interest rates on base rate and LIBOR loans by 1.0 percentage point and the commitment fee on unborrowed amounts under the facility by 0.25 of a percentage point. In addition, pursuant to the Third Amendment, the Company agreed to grant the lenders a security interest on certain U.S. real estate.

(in thousands)

Note 8 – Long-Term Debt *(continued)*

Fourth Amendment. On November 3, 2011, the Company closed the Fourth Amendment to the Credit Agreement that expired March 31, 2013. The amendment permitted the exclusion of specified levels of restructuring and impairment charges from the financial covenants impacted by the Company's EBIT for fiscal quarters ending on or prior to March 31, 2012 and permitted the exclusion of specified levels of costs and expenses associated with the commercialization, sale or dissolution of the Company's Alert business from the financial covenants impacted by the Company's EBIT for fiscal quarters ending on or prior to December 31, 2011. The amendment also extended to April 30, 2012 the period in which the Company is permitted to form one or more subsidiaries for a specified business purpose to be funded by up to $1,000 in equity and $30,000 in subordinated note investments by the Company, provided the subsidiary or subsidiaries receive revolving credit financing of up to $200,000 from third parties and issue subordinated notes for an aggregate of up to $100,000.

Fifth Amendment. On June 13, 2012, the Company closed the Fifth Amendment to the Credit Agreement whereby the lenders agreed to reduce the Revolving Committed Amount by $40,000 to $250,000 and to extend the term of the facility to April 15, 2014. In addition, the amendment modified certain financial covenants under the Credit Agreement, including modifying the Minimum Consolidated Interest Coverage Ratio for the quarter ended June 30, 2012 and thereafter; modifying the Maximum Consolidated Leverage Ratio for each fiscal quarter through maturity, establishing a Minimum Consolidated EBITDA ratio for each fiscal quarter through maturity, increasing the basket related to Permitted Foreign Subsidiary credit lines to $675,000 with a reduction to $500,000 for each March 31 and eliminating the basket for future Restricted Payments as well as the exception permitting Restricted Payments used to acquire the Company's Senior Notes.

Financial Covenants. Certain financial covenants are based on a rolling twelve month basis and required financial ratios adjust over time in accordance with schedules in the Credit Agreement. After giving effect to all amendments to the Credit Agreement, the requirements of those covenants and financial ratios at March 31, 2013 are as follows:

- a minimum consolidated interest coverage ratio of not less than 1.90 to 1.00 (1.70 for the quarter ending June 2012 and 1.90 for the quarter ending September 30, 2012 to maturity);
- a maximum consolidated leverage ratio in an amount not more than a ratio specified for each fiscal quarter as set forth in a schedule, which ratio is 5.90 for the quarter ended March 31, 2013 (7.25 for the quarter ending June 30, 2012, 7.40 for the quarter ending September 30, 2012 and 6.50 for the quarter ending December 31, 2012);
- a maximum consolidated total senior debt to working capital amount ratio of not more than 0.80 to 1.00; and
- maximum annual capital expenditures of $59,353 during fiscal year ending March 31, 2013 and $40,000 during any fiscal year thereafter, in each case with a one-year carry-forward for capital expenditures in any fiscal year below the maximum amount.

The Company continuously monitors compliance with debt covenants. At March 31, 2013 and during the fiscal year, the Company was in compliance with the covenants under the Senior Secured Credit Facility agreement. Significant changes in market conditions or other factors could adversely affect the Company's business and future debt covenant compliance thereunder, which are more stringent than the prior year. As a result, the Company may not be able to maintain compliance with the covenants over the next twelve months. If the Company were unable to maintain compliance with the covenants in the Senior Secured Credit Facility agreement, as amended from time-to-time, the Company would seek modification to the existing agreement to further amend covenants and extend maturities. If the Company were unable to obtain modification, in a scenario where it is required during fiscal year 2014, the Company could decide to pay off outstanding amounts and terminate the agreement. In such case, the liquidity provided by the agreement would not be available and the Company believes that it has sufficient liquidity from operations and other available funding sources to meet future requirements.

Senior Notes

On July 2, 2009, the Company issued $570,000 of 10% Senior Notes due 2016 (the "Senior Notes") at a price of 95.177% of the face value. On August 26, 2009, the Company issued an additional $100,000 tranche of 10% Senior Notes due 2016 at a price of 97.500% of the face value. These additional notes form part of the same series as the Senior Notes issued on July 2, 2009. The Senior Notes are required to be guaranteed by any "material domestic subsidiaries" of the Company as defined in the indenture governing the Senior Notes. The Company does not have a "material domestic subsidiary" at March 31, 2013. Commencing July 15, 2013, the Senior Notes may be redeemed by the Company at a price equal to 105% of the aggregate principal amount thereof.

(in thousands)

Note 8 - Long-Term Debt *(continued)*

Senior Notes *(continued)*

During fiscal 2011, the Company purchased $35,000 of these notes on the open market. All purchased securities were cancelled leaving $635,000 of the 10% senior notes outstanding at March 31, 2011. Associated cash premiums and other costs paid were $1,613. Deferred financing costs and amortization of original issue discount of $2,040 were accelerated.

Convertible Senior Subordinated Notes

On July 2, 2009, the Company issued $100,000 of 5 ½% Convertible Senior Subordinated Notes due 2014 (the "Convertible Notes"). The initial purchasers of the Convertible Notes were granted an option to purchase up to an additional $15,000 of Convertible Notes solely to cover over-allotments which was exercised on July 15, 2009. Holders may surrender their Convertible Notes, in integral multiples of $1,000 principal amount, for conversion into shares of the Company's common stock at the then-applicable conversion rate until the close of business on the second scheduled trading day immediately preceding the maturity date. The initial conversion rate for the Convertible Notes is 198.8862 shares of common stock per $1,000 principal amount of Convertible Notes. The conversion rate is subject to adjustments based on certain events as described in the indenture governing the Convertible Notes. In addition, holders of these notes have certain rights and entitlements upon the occurrence of certain fundamental changes (as defined in the indenture governing the Convertible Notes).

Other Senior Notes and Senior Subordinated Notes

During fiscal 2011, the Company purchased $23,635 of its 8 1/2% Senior Notes due 2012 on the open market. All purchased securities were cancelled leaving $6,000 of the 8 ½% senior notes outstanding at March 31, 2011. Associated cash premiums and other costs paid were $650. Deferred financing costs and amortization of original issue discount of $282 were accelerated. During fiscal 2013, the remaining $6,000 of the 8 1/2% senior notes matured and were repaid.

Convertible Note Hedge and Warrant Transactions

In connection with the offering of the Convertible Notes, the Company entered into privately negotiated convertible note hedge transactions with three counterparties ("hedge counterparties") to cover, subject to customary anti-dilution adjustments, the number of shares of the Company's common stock that initially underlie the Convertible Notes and expire on the last day that any Convertible Notes remain outstanding. The Company also entered separately into privately negotiated warrant transactions relating to the same number of shares of the Company's common stock with the hedge counterparties. The convertible note hedge transactions are expected to reduce the potential dilution with respect to the common stock of the Company upon conversion of the Convertible Notes in the event that the value per share of common stock, as measured under the convertible note hedge transactions, during the applicable valuation period, is greater than the strike price of the convertible note hedge transactions, which corresponds to the $5.0280 per share initial conversion price of the Convertible Notes and is similarly subject to customary anti-dilution adjustments. If, however, the price per share of the Company's common stock, as measured under the warrants, exceeds the strike price of the warrant transactions during the applicable valuation period, there would be dilution from the issuance of common stock pursuant to the warrants. The warrants have a strike price of $7.3325 per share, which is subject to customary anti-dilution adjustments and the maximum number of shares that could be issued under the warrant transactions is 45,743,836. The warrants expire in daily installments commencing on October 15, 2014 and ending on April 8, 2015. Both the convertible note hedge transactions and the warrant transactions require physical net-share settlement and are accounted for as equity instruments.

Foreign Seasonal Lines of Credit

The Company has typically financed its non-U.S. operations with uncommitted unsecured short-term seasonal lines of credit at the local level. These operating lines are seasonal in nature, normally extending for a term of 180 to 270 days corresponding to the tobacco crop cycle in that location. These facilities are typically uncommitted in that the lenders have the right to cease making loans and demand repayment of loans at any time. These loans are typically renewed at the outset of each tobacco season. As of March 31, 2013, the Company had approximately $356,836 drawn and outstanding on foreign seasonal lines with maximum capacity totaling $647,806 subject to limitations as provided for in the Credit Agreement. Additionally, against these lines there was $10,557 available in unused letter of credit capacity with $4,138 issued but unfunded.

(in thousands)

Note 8 - Long-Term Debt *(continued)*

Long-Term Foreign Seasonal Borrowings

The Company has foreign seasonal borrowings with original maturities greater than one year. At March 31, 2013 and 2012, approximately $5,173 and $88,226 was drawn and outstanding with maximum capacity totaling $25,000 and $125,000, respectively. During fiscal 2013, the Company terminated a long-term foreign seasonal borrowing which resulted in accelerated recognition of $1,195 of related deferred financing costs. Certain of these foreign seasonal borrowings at March 31, 2013 and 2012 are secured by certain of the subsidiary borrowers' accounts receivable and inventories totalling $7,520 and $38,596, respectively and restrict the payment of dividends by the subsidiary borrower during the term of the agreement. The Company records outstanding borrowings under its foreign seasonal revolver agreement as long-term as the Company intends to extend repayment terms to the maturity date in accordance with the agreement.

Dividends

The Fifth Amendment to the Credit Agreement eliminated the basket for restricted payments for the term of the Credit Agreement and accordingly, the Company may not pay any dividends under the Credit Agreement for its remaining term. In addition, the indenture governing the Senior Notes contains similar restrictions and also prohibits the payment of dividends and other distributions if the Company fails to satisfy a ratio of consolidated EBITDA to fixed charges of at least 2.0 to 1.0. At March 31, 2013, the Company did not satisfy this fixed charge coverage ratio. The Company may from time to time not satisfy this ratio.

Summary of Debt

All debt agreements contain cross-default or cross-acceleration provisions. The following table summarizes the Company's debt financing as of March 31, 2013:

	Outstanding		March 31, 2013		Long Term Debt Repayment Schedule by Fiscal Year					
	March 31, 2012	March 31, 2013	Lines and Letters Available	Interest Rate	2014	2015	2016	2017	2018	Later
Senior secured credit facility:										
Revolver [1]	$ —	$ 95,000	$155,000	6.0% [2]	$ —	$ 95,000	$ —	$ —	$ —	$ —
Senior notes:										
10% senior notes due 2016 [4]	615,189	619,016	—	10.0%	—	—	—	619,016	—	—
8 ½% senior notes due 2012	6,000	—	—	8.5%	—	—	—	—	—	—
	621,189	619,016	—		—	—	—	619,016	—	—
5 ½% convertible senior subordinated notes due 2014	115,000	115,000	—	5.5%	—	115,000	—	—	—	—
Long-term foreign seasonal borrowings	88,226	5,173	19,827	3.9% [2]	5,173	—	—	—	—	—
Other long-term debt	4,088	3,030	1,121	7.2% [2]	1,176	933	363	283	—	275
Notes payable to banks [3]	374,532	356,836	276,275	4.3% [2]	—	—	—	—	—	—
Total debt	$1,203,035	$1,194,055	452,223		$ 6,349	$ 210,933	$ 363	$ 619,299	$ —	$ 275
Short term	$ 374,532	$ 356,836								
Long term:										
Long term debt current	$ 7,050	$ 6,349								
Long term debt	821,453	830,870								
	$ 828,503	$ 837,219								
Letters of credit	$ 7,239	$ 4,138	10,557							
Total credit available			$462,780							

(1) As of March 31, 2013, pursuant to Section 2.1 (A) (iv) of the Credit Agreement, the full Revolving Committed Amount was available based on the calculation of the lesser of the Revolving Committed Amount and the Working Capital Amount.
(2) Weighted average rate for the twelve months ended March 31, 2013.
(3) Primarily foreign seasonal lines of credit.
(4) Repayment of $619,016 is net of original issue discount of $15,984. Total repayment will be $635,000.

(in thousands)

Note 9 - Long-Term Leases

The Company has operating leases for land, buildings, automobiles and other equipment. Rent expense for all operating leases was $21,853, $21,359 and $16,400 for the years ended March 31, 2013, 2012 and 2011, respectively. Minimum future obligations are as follows:

	Operating Leases
2014	$ 12,467
2015	10,012
2016	7,985
2017	6,080
2018	4,268
Remaining	10,162
	$ 50,974

Note 10 – Equity in Net Assets of Investee Companies

The Company has equity basis investments in companies located in Asia which purchase and process tobacco. The Asia investees and ownership percentages are as follows: Transcontinental Leaf Tobacco India Private Ltd. (India) 49%, Siam Tobacco Export Company (Thailand) 49%, Adams International Ltd. (Thailand) 49%. Summarized financial information for these investees for fiscal years ended March 31, 2013, 2012 and 2011 follows:

	Years Ended March 31,		
Operations Statement Information	2013	2012	2011
Sales	$125,621	$119,252	$112,362
Gross profit	13,888	9,191	15,057
Net income	3,341	147	5,026
Company's dividends received	998	1,480	—

	March 31,	
Balance Sheet Information	2013	2012
Current assets	$66,670	$63,732
Property, plant and equipment and other assets	35,177	35,697
Current liabilities	50,086	47,766
Long-term obligations and other liabilities	2,811	4,019
Interests of other shareholders	24,965	24,299
Company's interest	23,986	23,346

Note 11 – Stock – Based Compensation

The Company expenses the fair value of grants of various stock-based compensation programs over the vesting period of the awards. Awards granted are recognized as compensation expense based on the grant-date fair value estimated in accordance with generally accepted accounting principles.

The table below summarizes certain data for the Company's stock based compensation plans:

	Year Ended March 31,		
	2013	2012	2011
Compensation expense for all stock based compensation plans	$ 4,520	$ 2,618	$ 4,609
Tax (expense) benefits for stock-based compensation	$ —	$ —	$ —
Intrinsic value of stock options exercised	$ —	$ —	$ 22
Fair value of stock options vested	$ 1,230	$ 1,477	$ 189

(in thousands)

Note 11 - Stock - Based Compensation *(continued)*

The Company's shareholders approved the 2007 Incentive Plan (the "2007 Plan") at its Annual Meeting of Shareholders on August 16, 2007 and amended the plan at its Annual Meeting of Shareholders on August 11, 2011 and August 6, 2009. The 2007 Plan is an omnibus plan that provides the flexibility to grant a variety of equity awards including stock options, stock appreciation rights, stock awards, stock units, performance awards and incentive awards to officers, directors and employees of the Company. A maximum of 13,900 shares may be granted under the plan as amended. However, the August 11, 2011 amendment requires that the shares available for grant be reduced by twice the number of shares issued for any awards other than options or stock appreciation rights. This has resulted in decreasing the shares available to grant by 314. As of March 31, 2013, 14,798 equity awards have been granted, 6,092 equity awards have been cancelled and 1,525 vested under the 2007 Plan, leaving 4,880 shares available for future awards under the 2007 Plan. Total equity awards outstanding are 7,611 inclusive of 7,180 awards granted and outstanding under the 2007 plan and 431 awards granted under prior plans. Shares issued under both the 2007 plan and earlier plans are new shares which have been authorized and designated for award under the plans. Individual types of awards are discussed in greater detail below.

Stock Option Awards

Stock options allow for the purchase of common stock at a price determined at the time the option is granted. Stock options generally vest ratably over four years and generally expire after ten years. The fair value of these options is determined at grant date using the Black-Scholes valuation model and includes estimates of forfeiture based on historical experience. The fair value is then recognized as compensation expense ratably over the vesting term of the options. There were 3,350 and 2,835 stock options granted during fiscal year 2013 and 2011. No stock options were granted during 2012.

Assumptions used to determine the fair value of options issued in 2013 and 2011 include the following:

	2013	2011
Grant Price	$ 3.45	$ 3.97
Exercise Price	$ 6.00	$ 6.00
Expected Life in Years	6 to 6.50	6.50
Annualized Volatility	60.9%	59.2%
Annual Dividend Rate	0.00%	0.00%
Risk Free Rate	1.25%	2.48%
Fair Value	$ 5,243	$ 5,540

A summary of option activity for stock options follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2010	2,157	6.24		
Granted	2,835	6.00		
Exercised	(35)	2.98		
Forfeited	(433)	6.91		
Outstanding at March 31, 2011	4,524	6.05		
Forfeited	(203)	5.98		
Expired	(130)	6.86		
Outstanding at March 31, 2012	4,191	6.03		
Granted	3,350	6.00		
Forfeited	(412)	5.38		
Expired	(119)	6.26		
Outstanding at March 31, 2013	7,010	6.05	7.87	$ 1
Vested and expected to vest at March 31, 2013	6,786	6.05	7.85	$ 1
Exercisable at March 31, 2013	2,119	6.16	6.01	$ 1

(in thousands)

Note 11 - Stock - Based Compensation *(continued)*

Stock Option Awards *(continued)*

The intrinsic values in the table above represent the total pre-tax intrinsic value which is the difference between the Company's closing stock price and the exercise price multiplied by the number of options. The expense related to stock option awards for 2013, 2012, and 2011 was $3,203, $907, and $2,874, respectively. Options exercised in 2011 were purchased by the tender of existing shares of option holders. There were no options exercised in 2013 and 2012.

The table below shows the movement in unvested options from March 31, 2012 to March 31, 2013.

	Shares	Weighted Average Grant Date Fair Value	Aggregate Grant Date Fair Value
Unvested March 31, 2012	2,260	1.95	$ 4,416
Granted	3,350	1.57	5,243
Forfeited	(70)	1.79	(125)
Vested	(649)	1.89	(1,229)
Unvested March 31, 2013	4,891	1.70	$ 8,305

As of March 31, 2013, there is $4,622 of unearned compensation, net of expected forfeitures, related to stock option awards which will vest over a weighted average remaining life of 3.68 years.

Restricted Stock

Restricted stock is common stock that is both nontransferable and forfeitable unless and until certain conditions are satisfied. The fair value of restricted shares is determined on grant date and is amortized over the vesting period which is generally three years.

Restricted Stock	Shares	Weighted Average Grant Date Fair Value
Restricted at March 31, 2010	398	5.51
Granted	143	3.34
Vested	(258)	6.08
Forfeited	(27)	5.06
Restricted at March 31, 2011	256	3.77
Granted	146	3.27
Vested	(185)	3.60
Forfeited	(13)	4.15
Restricted at March 31, 2012	204	3.55
Granted	167	2.89
Vested	(204)	3.55
Restricted at March 31, 2013	167	2.89

As of March 31, 2013, there was $173 of remaining unamortized deferred compensation associated with restricted stock awards that will be expensed over the remaining service period through August 9, 2013. Expense recognized due to the vesting of restricted stock awards was $502, $550 and $559 for the years ended March 31, 2013, 2012 and 2011, respectively.

(in thousands)

Note 11 - Stock - Based Compensation *(continued)*

Restricted Stock Units

Restricted stock units differ from restricted stock in that no shares are issued until restrictions lapse. Certain restricted stock units vest at the end of a three-year service period and others vest ratably over a three year period. The fair value of the restricted stock units is determined on the grant date and is amortized over the vesting period.

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Outstanding as of March 31, 2010	188	4.36
Granted	959	4.57
Vested	(5)	4.59
Forfeited	(253)	4.58
Outstanding as of March 31, 2011	889	4.53
Vested	(251)	4.55
Forfeited	(50)	4.56
Outstanding as of March 31, 2012	588	4.51
Vested	(138)	4.39
Forfeited	(16)	4.37
Outstanding as of March 31, 2013	434	4.56

As of March 31, 2013, there was $457 of remaining unamortized deferred compensation associated with these restricted stock units that will be expensed over the remaining service period through February 9, 2014. Expense recognized due to the vesting of these awards was $815, $1,322 and $829 during the years ended March 31, 2013, 2012 and 2011 respectively.

Performance Shares

This award differs from restricted stock in that no shares are issued unless and until both service and performance conditions are met. These shares will vest at the end of a two-year performance period but the level of the awards to be earned at the end of the performance period is contingent upon attainment of specific business performance goals. If certain minimum performance levels are not attained, compensation earned under these awards will be zero. Alternatively, if the maximum performance goals described by the plan are attained, the awards will be 150% of the plan's target. The table below includes the maximum number of shares that may be earned under the plan.

Performance Shares	Shares	Weighted Average Grant Date Fair Value
Outstanding as of March 31, 2010	2,767	4.30
Vested	(291)	4.47
Forfeited	(496)	4.02
Shares not vesting due to performance	(803)	4.47
Outstanding as of March 31, 2011	1,177	4.26
Forfeited	(1,177)	4.26
Outstanding as of March 31, 2012	—	—
Outstanding as of March 31, 2013	—	—

As of March 31, 2013, the Company has no performance shares expected to vest. Expense recognized due to the expected vesting of this type of award was $163 for the year ended March 31, 2011. There was no expense recognized for the years ended March 31, 2013 and 2012.

(in thousands)

Note 11 - Stock - Based Compensation *(continued)*

Performance-Based Restricted Stock Units
Restricted stock units vest at the end of either a two or three year performance period but the level of the award to vest is subject to similar performance criteria as the Performance Shares described above. The awards are also variable in that they range from zero to 200% of the plan's target contingent on the performance level attained. The table below includes the maximum number of restricted stock units that may be earned under the plan.

Performance-Based Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Outstanding as of March 31, 2010	150	4.47
Granted	2,097	4.56
Vested	(40)	4.47
Forfeited	(698)	4.59
Shares not vesting due to Performance	(110)	4.47
Outstanding as of March 31, 2011	1,399	4.55
Forfeited	(175)	4.59
Outstanding as of March 31, 2012	1,224	4.54
Forfeited	(8)	4.59
Shares not vesting due to performance	(1,216)	4.54
Outstanding as of March 31, 2013	—	—

As of March 31, 2013, the Company anticipates that no performance-based restricted stock units will vest. Expense (income) recognized due to the expected vesting of these awards were $(161) and $184 during the years ended 2012 and 2011, respectively. There was no expense recognized for the year ending March 31, 2013.

Note 12 – Income Taxes

Accounting for Uncertainty in Income Taxes
As of March 31, 2013, 2012 and 2011, the Company's unrecognized tax benefits totaled $7,874, $11,804 and $9,019, respectively, all of which would impact the Company's effective tax rate if recognized. The following table presents the changes to unrecognized tax benefits during the years ended March 31, 2013, 2012 and 2011:

	2013	2012	2011
Balance at April 1	$ 11,804	$ 9,019	$ 9,004
Increase for current year tax positions	1,661	58	3,500
Increases (reductions) for prior year tax positions	(1,960)	3,030	5,539
Impact of changes in exchange rates	(131)	(303)	(63)
Reduction for settlements	(3,500)	—	(8,961)
Balance at March 31	$ 7,874	$ 11,804	$ 9,019

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended March 31, 2013 and 2012, the Company accrued (reduced) interest, penalties and related exchange losses related to unrecognized tax benefits by $(7,851) and $1,176, respectively. As of March 31, 2013, accrued interest and penalties totaled $822 and $1,207, respectively. During the year ending March 31, 2013, the Company reduced its accrued interest and penalties for $5,038 related to the expiration of statute of limitations. As of March 31, 2012, accrued interest and penalties totaled $8,690 and $1,190, respectively.

During the fiscal year ending March 31, 2013, the Company's total liability for unrecognized tax benefits, including the related interest and penalties, decreased from $21,683 to $9,902. The decrease relates to settlements of approximately $3,500, expiration of statute of limitations of approximately $6,411, and current period activity of approximately $4,184 partially offset by increases related to adoption of new positions of approximately $2,315.

The Company expects to continue accruing interest expenses related to the remaining unrecognized tax benefits. Additionally, the Company may be subject to fluctuations in the unrecognized tax liability due to currency exchange rate movements.

(in thousands)

Note 12 - Income Taxes *(continued)*

Accounting for Uncertainty in Income Taxes *(continued)*

The Company does not foresee any reasonably possible changes in the unrecognized tax benefits in the next twelve months but must acknowledge circumstances can change due to unexpected developments in the law. In certain jurisdictions, tax authorities have challenged positions that the Company has taken that resulted in recognizing benefits that are material to its financial statements. The Company believes it is more likely than not that it will prevail in these situations and accordingly have not recorded liabilities for these positions. The Company expects the challenged positions to be settled at a time greater than twelve months from its balance sheet date.

The Company and its subsidiaries file a U.S. federal consolidated income tax return as well as returns in several U.S. states and a number of foreign jurisdictions. As of March 31, 2013, the Company's earliest open tax year for U.S. federal income tax purposes was its fiscal year ended March 31, 2009. Open tax years in state and foreign jurisdictions generally range from three to six years.

Income Tax Provision

The components of income before income taxes, equity in net income of investee companies and minority interests consisted of the following:

	Years Ended March 31,		
	2013	2012	2011
U.S.	$ (44,731)	$ (21,923)	$ (51,092)
Non-U.S.	95,798	76,081	83,941
Total.	$ 51,067	$ 54,158	$ 32,849

The details of the amount shown for income taxes in the Statements of Consolidated Operations follow:

	Years Ended March 31,		
	2013	2012	2011
Current			
Federal	$ (2,723)	$ —	$ 472
State	—	—	—
Non-U.S.	5,999	31,798	7,346
	$ 3,276	$ 31,798	$ 7,818
Deferred			
Federal	$ 3,466	$ —	$ 97,311
State	—	—	631
Non-U.S.	21,250	(6,759)	1,700
	$ 24,716	$ (6,759)	$ 99,642
Total	$ 27,992	$ 25,039	$107,460

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 12 - Income Taxes *(continued)*

Income Tax Provision *(continued)*

The reasons for the difference between income tax expense based on income before income taxes, equity in net income of investee companies and minority interests and the amount computed by applying the U.S. statutory federal income tax rate to such income are as follows:

	Years Ended March 31,		
	2013	2012	2011
Tax expense at U.S. statutory rate	$ 17,873	$ 18,955	$ 11,497
Effect of non-U.S. income taxes	(1,921)	(4,712)	(7,322)
Goodwill amortization	—	—	(4,640)
Change in valuation allowance	26,598	1,617	111,679
Increase (decrease) in reserves for uncertain tax positions	(11,781)	3,452	4,489
Exchange effects and currency translation	(1,482)	3,958	(7,120)
Permanent items	(1,295)	1,769	(1,123)
Actual tax expense	$ 27,992	$ 25,039	$ 107,460

The deferred tax liabilities (assets) are comprised of the following:

	March 31, 2013	March 31, 2012
Deferred tax liabilities:		
Intangible assets	$ 7,764	$ 8,404
Fixed assets	7,192	10,662
Total deferred tax liabilities	$ 14,956	$ 19,066
Deferred tax assets:		
Reserves and accruals	$ (44,030)	$ (58,786)
Tax credits	(52,965)	(48,897)
Tax loss carryforwards	(84,188)	(64,624)
Derivative transactions	(5,947)	(10,775)
Postretirement and other benefits	(35,858)	(32,361)
Unrealized exchange loss	(9,208)	(14,530)
Other	(12,279)	(14,713)
Gross deferred tax assets	(244,475)	(244,686)
Valuation allowance	168,489	143,345
Total deferred tax assets	$ (75,986)	$ (101,341)
Net deferred tax asset	$ (61,030)	$ (82,275)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 12 - Income Taxes *(continued)*

Income Tax Provision *(continued)*

The following table presents the breakdown between current and non-current (assets) liabilities:

	March 31, 2013	March 31, 2012
Current asset	$ (16,776)	$ (23,855)
Current liability	5,395	5,464
Non-current asset	(56,045)	(73,378)
Non-current liability	6,396	9,494
Net deferred tax asset	$ (61,030)	$ (82,275)

The current portion of deferred tax liability is included in income taxes.

During the year ended March 31, 2013, the net deferred tax asset balance increased by $3,470 for certain adjustments not included in the deferred tax expense (benefit), primarily for deferred tax assets related to pension accruals recorded in equity as part of Other Comprehensive Income (Loss), release of tax reserves and currency translation adjustments.

For the year ended March 31, 2013, the valuation allowance increased by $25,144 which is inclusive of $1,959 related to adjustments in other comprehensive income and $(3,412) related primarily to currency translation adjustments. The valuation allowance increased primarily due to U.S. federal, U.S state and non-U.S. tax losses. The valuation allowance is based on the Company's assessment that it is more likely than not that certain deferred tax assets, primarily foreign tax credits and net operating loss carryovers, will not be realized in the foreseeable future. Recent years' cumulative losses incurred in the United States as of March 31, 2013, combined with the effects of certain changes in the market, provide significant objective negative evidence in the evaluation of whether the U.S. entity will generate sufficient taxable income to realize the tax benefits of the deferred tax assets. This negative evidence carries greater weight than the more subjective positive evidence of favorable future projected income in the assessment of whether realization of the tax benefits of the deferred tax assets is more likely than not. Therefore, based on the weight of presently objectively verifiable positive and negative evidence, it is management's judgment that realization of the tax benefits of the deferred tax assets is less than more likely than not.

At March 31, 2013, the Company has U.S federal tax loss carryovers of $147,632, non-U.S. tax loss carryovers of $72,930, and U.S. state tax loss carryovers of $282,471. The U.S. federal tax loss carryovers will expire in 2030 and thereafter. Of the non-U.S. tax loss carryovers, $37,809 will expire within the next five years, $3,574 will expire in later years, and $31,548 can be carried forward indefinitely. Of the U.S. state tax loss carryovers, $61,644 will expire within the next five years and $220,827 will expire thereafter. At March 31, 2013, the Company has foreign tax credit carryovers in the United States of $49,153 that will substantially expire in 2016.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryovers. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryover period.

No provision has been made for U.S. or foreign taxes that may result from future remittances of approximately $396,971 at March 31, 2013 and $316,046 at March 31, 2012 of undistributed earnings of foreign subsidiaries because management expects that such earnings will be reinvested overseas indefinitely. Determination of the amount of any unrecognized deferred income tax liability on these unremitted earnings is not practicable.

Note 13 – Employee Benefits

Retirement Benefits

The Company has multiple benefit plans at several locations. The Company has a defined benefit plan that provides retirement benefits for substantially all U.S. salaried personnel based on years of service rendered, age and compensation. The Company also maintains various other Excess Benefit and Supplemental Plans that provide additional benefits to (1) certain individuals whose compensation and the resulting benefits that would have actually been paid are limited by regulations imposed by the Internal Revenue Code and (2) certain individuals in key positions. In addition, a Supplemental Retirement Account Plan ("SRAP"), a defined contribution program, is maintained.

The Company's policy is to contribute amounts to the plans sufficient to meet or exceed funding requirements of local governmental rules and regulations.

Additional non-U.S. plans sponsored by certain subsidiaries cover substantially all of the full-time employees located in Germany, Turkey and the United Kingdom.

(in thousands)

Note 13 - Employee Benefits *(continued)*

Retirement Benefits *(continued)*

In fiscal 2012 Malawi enacted legislation that terminated the statutorily required defined benefit plan and replaced it with a defined contribution plan. This terminated defined benefit plan resulted in a curtailment gain of $4,989. The new statutorily required defined contribution plan was integrated with the Company's existing defined contribution plan resulting in an additional liability of $4,172 at June 30, 2011.

A reconciliation of benefit obligations, plan assets and funded status of the plans at March 31, 2013 and 2012, the measurement dates, is as follows:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Change in Benefit Obligation				
Benefit obligation, beginning	$ 104,686	$ 96,233	$ 61,565	$ 67,872
Service cost	1,752	1,807	288	362
Interest cost	4,289	4,782	3,046	3,410
Plan amendments	—	1,496	—	—
Plan curtailments	—	—	—	(6,455)
Actuarial losses	5,319	7,638	11,726	1,654
Settlements/special termination benefits	—	—	(376)	956
Effects of currency translation	—	—	(1,920)	(1,045)
Benefits paid	(8,554)	(7,270)	(3,645)	(5,189)
Benefit obligation, ending	$ 107,492	$ 104,686	$ 70,684	$ 61,565
Change in Plan Assets				
Fair value of plan assets, beginning	$ 45,087	$ 45,256	$ 42,831	$ 41,554
Actual return on plan assets	3,299	910	4,234	1,111
Employer contributions	5,410	6,191	3,963	5,388
Plan settlements	—	—	(420)	—
Effects of currency translation	—	—	(1,360)	(33)
Benefits paid	(8,554)	(7,270)	(3,645)	(5,189)
Fair value of plan assets, ending	$ 45,242	$ 45,087	$ 45,603	$ 42,831
Net amount recognized	$ (62,250)	$ (59,599)	$ (25,081)	$ (18,734)

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Amounts Recognized in the Consolidated Balance Sheets Consist of:				
Accrued current benefit liability recorded in Accrued Expenses and Other Current Liabilities	$ (3,057)	$ (2,784)	$ (2,517)	$ (2,091)
Accrued noncurrent benefit liability recorded in Pension, Postretirement and Other Long-Term Liabilities	(59,193)	(56,815)	(22,564)	(16,643)
Net amount recognized	$ (62,250)	$ (59,599)	$ (25,081)	$ (18,734)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 13 - Employee Benefits *(continued)*

Retirement Benefits *(continued)*

The pension obligations for all defined benefit pension plans:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Information for Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets:				
Projected benefit obligation	$ 107,492	$ 104,686	$ 70,684	$ 61,565
Accumulated benefit obligation	104,087	102,455	68,361	59,759
Fair value of plan assets	45,242	45,087	45,603	42,831

Net periodic pension costs included the following components:

	U.S. Plans			Non-U.S. Plans		
	March 31,			March 31,		
	2013	2012	2011	2013	2012	2011
Service cost	$ 1,752	$ 1,807	$ 2,113	$ 288	$ 362	$ 1,108
Interest cost	4,289	4,782	4,879	3,046	3,410	3,951
Expected return on plan assets	(3,313)	(3,663)	(3,190)	(2,945)	(2,859)	(2,567)
Amortization of actuarial losses	1,509	914	1,066	479	247	276
Amortization of prior service cost	204	88	4	16	16	19
Curtailment gain	—	—	—	(27)	(4,989)	—
Special termination benefits	—	—	259	45	956	1,012
Effects of settlement	—	—	—	—	—	(56)
Net periodic pension cost	$ 4,441	$ 3,928	$ 5,131	$ 902	$ (2,857)	$ 3,743

The amounts showing in other comprehensive income at March 31, 2013, March 31, 2012 and movements for the year were as follows:

	U.S. and Non-U.S. Pension	U.S. and Non-U.S. Post-retirement	Total
Prior service credit (cost)	$ (2,413)	$ 4,813	$ 2,400
Net actuarial losses	(41,674)	(6,514)	(48,188)
Deferred taxes	10,572	(535)	10,037
Balance at March 31, 2012	$ (33,515)	$ (2,236)	$ (35,751)
Prior service credit (cost)	$ 222	$ (1,677)	$ (1,455)
Net actuarial losses	(13,359)	(132)	(13,491)
Deferred taxes	1,136	93	1,229
Total change for 2013	$ (12,001)	$ (1,716)	$ (13,717)
Prior service credit (cost)	$ (2,191)	$ 3,136	$ 945
Net actuarial losses	(55,033)	(6,646)	(61,679)
Deferred taxes	11,708	(442)	11,266
Balance at March 31, 2013	$ (45,516)	$ (3,952)	$ (49,468)

(in thousands)

Note 13 - Employee Benefits *(continued)*

Retirement Benefits *(continued)*

The following weighted average assumptions were used to determine the expense for the pension, postretirement, other postemployment, and employee savings plans as follows:

	U.S. Plans			Non-U.S. Plans		
	March 31,			March 31,		
	2013	2012	2011	2013	2012	2011
Discount rate	4.30%	5.20%	5.50%	5.22%	6.21%	6.35%
Rate of increase in future compensation	4.00%	4.00%	5.00%	4.45%	4.96%	5.02%
Expected long-term rate of return on plan assets	7.75%	8.00%	8.00%	6.93%	6.94%	6.85%

In order to project the long-term investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations and historical long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust's long-term asset allocation policy.

A March 31 measurement date is used for the pension, postretirement, other postemployment and employee savings plans. The expected long-term rate of return on assets was determined based upon historical investment performance, current asset allocation, and estimates of future investment performance by asset class.

The following assumptions were used to determine the benefit obligations disclosed for the pension plans at March 31, 2013 and 2012:

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Discount rate	3.86%	4.30%	4.31%	5.22%
Rate of increase in future compensation	4.00%	4.00%	4.36%	4.45%

Net gain (loss) and prior service credits (costs) for the combined U.S. and non-U.S. pension plans expected to be amortized from accumulated comprehensive income into net periodic benefit cost during fiscal 2014 is $(2,003) and $(1,235), respectively.

Plan Assets
The Company's asset allocations and the percentage of the fair value of plan assets at March 31, 2013 and 2012 by asset category are as follows:

	Target Allocations	U.S. Plans		Non-U.S. Plans	
		March 31,		March 31,	
(percentages)	March 31, 2013	2013	2012	2013	2012
Asset Category:					
Cash and cash equivalents	—%	2.3%	2.1%	2.0%	1.4%
Equity securities	37.0	35.9	54.9	61.1	60.4
Debt securities	24.0	22.2	23.7	31.1	26.6
Real estate and other investments	39.0	39.6	19.3	5.8	11.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(in thousands)

Note 13 - Employee Benefits *(continued)*

Plan Assets *(continued)*

The Company's investment objectives are to generate consistent total investment return to pay anticipated plan benefits, while minimizing long-term costs. Financial objectives underlying this policy include maintaining plan contributions at a reasonable level relative to benefits provided and assuring that unfunded obligations do not grow to a level that would adversely affect the Company's financial health. Manager performance is measured against investment objectives and objective benchmarks, including: Salomon 90 Day Treasury Bill, Barclays Intermediate Govt. Credit, Barclays Aggregate Index, Russell 1000 Value, Russell 1000 Growth, Russell 2500 Value, Russell 2000 Growth, and MSCI EAFE. The Portfolio Objective is to exceed the actuarial return on assets assumption. Management regularly reviews portfolio allocations and periodically rebalances the portfolio to the targeted allocations when considered appropriate. Equity securities do not include the Company's common stock. Our diversification and risk control processes serve to minimize the concentration of risk. There are no significant concentrations of risk, in terms of sector, industry, geography or companies.

The fair values for the pension plans by asset category are as follows:

U.S. Pension Plans	March 31, 2013			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,028	$ 445	$ 583	$ —
U.S. equities / equity funds	8,403	8,403	—	—
International equities / equity funds	7,827	7,827	—	—
U.S. fixed income funds	8,492	8,492	—	—
International fixed income funds	1,614	1,614	—	—
Other investments:				
Diversified funds	13,100	12,935	—	165
Real estate	4,801	—	—	4,801
Total	$ 45,265	$ 39,716	$ 583	$ 4,966

U.S. Pension Plans	March 31, 2012			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 942	$ 19	$ 923	$ —
U.S. equities / equity funds	12,716	12,716	—	—
International equities / equity funds	12,098	12,098	—	—
U.S. fixed income funds	8,641	8,641	—	—
International fixed income funds	2,082	2,082	—	—
Other investments:				
Diversified funds	4,215	3,945	—	270
Real estate	4,470	—	—	4,470
Total	$ 45,164	$ 39,501	$ 923	$ 4,740

(in thousands)

Note 13 - Employee Benefits *(continued)*

Plan Assets *(continued)*

Non-U.S. Pension Plans	March 31, 2013			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 917	$ 917	$ —	$ —
U.S. equities / equity funds	7,453	7,453	—	—
International equities / equity funds	12,074	3,943	8,131	—
Global equity funds	8,431	—	8,431	—
International fixed income funds	2,716	2,716	—	—
U.S. fixed income funds	6,590	—	6,590	—
Global fixed income funds	4,911	1,132	3,779	—
Other investments:				
Diversified funds	1,782	1,782	—	—
Real estate equities	857	857	—	—
Total	$ 45,731	$ 18,800	$ 26,931	$ —

Non-U.S. Pension Plans	March 31, 2012			
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 607	$ 607	$ —	$ —
U.S. equities / equity funds	7,628	7,628	—	—
International equities / equity funds	11,114	4,077	7,037	—
Global equity funds	7,185	—	7,185	—
International fixed income funds	5,092	—	5,092	—
U.S. fixed income funds	2,724	2,724	—	—
Global fixed income funds	3,621	1,288	2,333	—
Other investments:				
Diversified funds	4,074	1,830	—	2,244
Real estate equities	917	917	—	—
Total	$ 42,962	$ 19,071	$ 21,647	$ 2,244

The fair value hierarchy is described in Note 18 "Fair Value Measurements" to the "Notes to Consolidated Financial Statements."

A reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs (Level 3) as of March 31, 2013 is as follows:

	U.S. Pension Plans			**Non-U.S. Pension Plans**	
	Diversified funds	Real estate	Total Level 3 Plan assets	Diversified funds	Total Level 3 Plan assets
Fair value, March 31, 2011	$ 505	$ 3,793	$ 4,298	$ 2,245	$ 2,245
Total gains (losses) (unrealized/realized)	(15)	452	437	10	10
Purchases, sales and settlements net	(220)	225	5	—	—
Exchange rate changes	—	—	—	(11)	(11)
Fair value, March 31, 2012	270	4,470	4,740	2,244	2,244
Total gains (unrealized/realized)	5	331	336	255	255
Purchases, sales and settlements net	(110)	—	(110)	(2,387)	(2,387)
Exchange rate changes	—	—	—	(112)	(112)
Fair value, March 31, 2013	$ 165	$ 4,801	$ 4,966	$ —	$ —

Plan assets are recognized and measured at fair value in accordance with the accounting standards regarding fair value measurements. The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of plan assets.

(in thousands)

Note 13 - Employee Benefits *(continued)*

Plan Assets *(continued)*

Cash and cash equivalents include short-term investment funds, primarily in diversified portfolios of investment grade money market instruments and are valued using quoted market prices or other valuation methods, and thus classified within Level 1 or Level 2 of the fair value hierarchy.

Equity securities are investments in common stock of domestic and international corporations in a variety of industry sectors, and are valued primarily using quoted market prices and generally classified within Level 1 in the fair value hierarchy.

Fixed income securities include U.S. Treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. The fair value of fixed income securities are based on observable prices for identical or comparable assets, adjusted using benchmark curves, sector grouping, matrix pricing, broker/dealer quotes and issuer spreads, and are generally classified within Level 1 or Level 2 in the fair value hierarchy.

Investments in equity and fixed income mutual funds are publicly traded and valued primarily using quoted market prices and generally classified within Level 1 in the fair value hierarchy. Investments in commingled funds used in non-U.S. pension plans are not publicly traded, but the underlying assets held in these funds are traded in active markets and the prices for these assets are readily observable. Holdings in these commingled funds are generally classified as Level 2 investments.

Real estate investments include those in private limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally as well as publicly traded REIT securities. The fair values of private real estate assets are typically determined by using income and/or cost approaches or comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions and the status of the capital markets, and thus are generally classified within Level 3 in the fair value hierarchy. Publicly traded REIT securities are valued primarily using quoted market prices and are generally classified within Level 1 in the fair value hierarchy.

Diversified investments include those in limited partnerships that invest in companies that are not publicly traded on a stock exchange and mutual funds with an absolute return strategy. Limited partnership investment strategies in non-publicly traded companies include leveraged buyouts, venture capital, distressed investments and investments in natural resources. These investments are valued using inputs such as trading multiples of comparable public securities, merger and acquisition activity and pricing data from the most recent equity financing taking into consideration illiquidity, and thus are classified within Level 3 in the fair value hierarchy. Mutual fund investments with absolute return strategies are publicly traded and valued using quoted market prices and are generally classified within Level 1 in the fair value hierarchy.

Cash Flows

Contributions

The Company expects to contribute $5,512 to its U.S. benefits plans and $4,776 to its non-U.S. benefit plans in fiscal 2014.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits		Other Benefits	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
	March 31, 2013	March 31, 2013	March 31, 2013	March 31, 2013
2014	$ 10,249	$ 4,471	$ 750	$ 136
2015	8,545	3,037	727	134
2016	7,190	3,007	706	129
2017	6,917	3,031	695	122
2018	7,192	3,205	675	113
Years 2019-2023	36,762	20,888	3,131	390

The Company sponsors 401-k savings plans for most of its salaried employees located in the United States. The Supplemental Executive Retirement Plan and the Pension Equity Plan were replaced by the SRAP during 2008. The Company also maintains defined contribution plans at various foreign locations. The Company's contributions to the defined contribution plans were $5,056 in 2013, $4,705 in 2012 and $4,531 in 2011.

(in thousands)

Note 13 - Employee Benefits *(continued)*

Postretirement Health and Life Insurance Benefits

The Company provides certain health and life insurance benefits to retired U.S. employees (and their eligible dependents) who meet specified age and service requirements. The plan excludes new employees after September 2005 and caps the Company's annual cost commitment to postretirement benefits for retirees. The Company retains the right, subject to existing agreements, to modify or eliminate these postretirement health and life insurance benefits in the future.

The Company provides certain health and life insurance benefits to retired Brazilian directors and certain retirees located in Europe including their eligible dependents who meet specified requirements.

The following assumptions were used to determine non-U.S. Plan postretirement benefit obligations at March 31:

	2013	2012
Discount rate	9.00%	9.42%
Health care cost trend rate assumed for next year	7.88%	6.90%
Ultimate trend rate	7.88%	6.90%

A one-percentage-point change in assumed health care cost trend rates would not have a significant effect on the amounts reported for health care plans.

For 2013 and 2012, the annual rate of increase in the per capita cost of covered health care benefits is not applicable as the Company's annual cost commitment to the benefits is capped and not adjusted for future medical inflation.

Additional retiree medical benefits are provided to certain U.S. individuals in accordance with their employment contracts. For 2013 the additional cost related to these contracts was $82.

Prior service credits of $1,640 and unrecognized net actuarial losses of $490 are expected to be amortized from accumulated comprehensive income into postretirement healthcare benefits net periodic benefit cost for the combined U.S. and non-U.S. postretirement benefits during fiscal 2014.

A reconciliation of benefit obligations, plan assets and funded status of the plans is as follows:

	U.S. Plans		Non-U.S. Plans	
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Change in Benefit Obligation				
Benefit obligation, beginning	$ 10,262	$ 9,484	$ 2,124	$ 1,895
Service cost	57	68	5	4
Interest cost	434	481	175	173
Effect of currency translation	—	—	(188)	(182)
Actuarial losses	372	872	249	342
Benefits paid	(1,130)	(643)	(148)	(108)
Benefit obligation, ending	$ 9,995	$ 10,262	$ 2,217	$ 2,124
Change in Plan Assets				
Fair value of plan assets, beginning	$ —	$ —	$ —	$ —
Employer contributions	1,130	643	148	108
Benefits paid	(1,130)	(643)	(148)	(108)
Fair value of plan assets, ending	$ —	$ —	$ —	$ —
Net amount recognized	$ (9,995)	$ (10,262)	$ (2,217)	$ (2,124)

	U.S. Plans		Non-U.S. Plans	
	March 31,		March 31,	
	2013	2012	2013	2012
Amounts Recognized in the Consolidated Balance Sheet Consist of:				
Accrued current benefit liability recorded in Accrued Expenses and Other Current Liabilities	$ (750)	$ (797)	$ (136)	$ (140)
Accrued non-current benefit liability recorded in Pension, Postretirement and Other Long-Term Liabilities	(9,245)	(9,465)	(2,081)	(1,984)
Net amount recognized	$ (9,995)	$ (10,262)	$ (2,217)	$ (2,124)

(in thousands)

Note 13 - Employee Benefits *(continued)*

Postretirement Health and Life Insurance Benefits *(continued)*

There are no plan assets for 2013 or 2012. Net periodic benefit costs included the following components:

	U.S. Plans			Non-U.S. Plans		
	March 31,			March 31,		
	2013	2012	2011	2013	2012	2011
Service cost	$ 57	$ 68	$ 75	$ 5	$ 4	$ 6
Interest cost	434	481	511	175	173	162
Prior service credit	(1,622)	(1,622)	(1,622)	(18)	(21)	(21)
Actuarial losses (gains)	460	407	434	6	(1)	(1)
Net periodic benefit costs (income)	$ (671)	$ (666)	$ (602)	$ 168	$ 155	$ 146

The Company continues to evaluate ways to better manage these benefits and control their costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and annual expense. The Company expects to contribute $885 to its combined U.S. and non-U.S. postretirement benefit plans in fiscal 2014.

Employees in operations located in certain other foreign operations are covered by various postretirement benefit arrangements. For these foreign plans, the cost of benefits charged to income was not material in 2013, 2012 and 2011.

Note 14 – Segment Information

The Company purchases, processes, sells, and stores leaf tobacco. Tobacco is purchased in more than 35 countries and shipped to approximately 90 countries. The sales, logistics and billing functions of the Company are primarily concentrated in service centers outside of the producing areas to facilitate access to our major customers. Within certain quality and grade constraints, tobacco is fungible and, subject to these constraints, customers may choose to fulfill their needs from any of the areas where the Company purchases tobacco.

Management evaluates performance using information included in management reports. Beginning April 1, 2012, management began evaluating its Value Added Services business as a separate operating segment from its five geographic operating segments of Africa, Asia, Europe, North America and South America. Value Added Services is comprised of the Company's crushed rolled expanded stem (CRES), cut rag, toasted burley and other specialty products and services. In reviewing these operations, the Company concluded that the economic characteristics of South America and Value Added Services were dissimilar from the other operating segments. Based on this fact, the Company is disclosing South America and Value Added Services separately and has aggregated the remaining four operating segments, Africa, Asia, Europe and North America into one reportable segment "Other Regions." The Company concluded that these operating segments have similar long term financial performance and similar economic characteristics in each of the following areas:

a. the nature of the products and services;
b. the nature of the production processes;
c. the type or class of customer for their products and services;
d. the methods used to distribute their products or provide their services; and
e. the nature of the regulatory environment.

Selling, logistics, billing, and administrative overhead, including depreciation, which originates primarily from the Company's corporate and sales offices, are allocated to the segments based upon segment operating income. The Company reviews performance data from purchase through sale based on the source of the product and all intercompany transactions are allocated to the region that either purchases or processes the tobacco.

(in thousands)

Note 14 - Segment Information *(continued)*

Analysis of Segment Operations	Years Ended March 31, 2013	2012	2011
Sales and other operating revenues:			
South America	$ 684,865	$ 622,923	$ 714,371
Value Added Services	130,382	155,928	148,090
Other Regions	1,428,569	1,371,916	1,231,601
Total revenue	$ 2,243,816	$ 2,150,767	$ 2,094,062
Operating income:			
South America	$ 69,565	$ 47,630	$ 62,577
Value Added Services	15,157	20,666	20,277
Other Regions	75,550	86,517	50,020
Total operating income	160,272	154,813	132,874
Debt retirement expense	1,195	—	4,584
Interest expense	114,557	106,804	102,696
Interest income	6,547	6,149	7,255
Income before income taxes and other items	$ 51,067	$ 54,158	$ 32,849

Analysis of Segment Assets	Years Ended March 31, 2013	2012	2011
Segment assets:			
South America	$ 616,946	$ 534,169	$ 690,428
Value Added Services	197,959	118,138	98,085
Other Regions	1,096,674	1,297,538	1,019,817
Total assets	$ 1,911,579	$ 1,949,845	$ 1,808,330
Trade and other receivables, net			
South America	$ 35,627	$ 57,223	$ 72,926
Value Added Services	15,129	20,408	20,367
Other Regions	173,466	225,459	186,611
Total trade and other receivables, net	$ 224,222	$ 303,090	$ 279,904
Goodwill:			
Value Added Services	$ 1,202	$ 1,202	$ 1,202
Other Regions	1,592	1,592	1,592
Total Goodwill	$ 2,794	$ 2,794	$ 2,794
Equity in net assets of investee companies:			
Other Regions	$ 23,986	$ 23,346	$ 24,753
Depreciation and amortization:			
South America	$ 12,107	$ 11,242	$ 8,933
Value Added Services	1,306	824	716
Other Regions	20,398	21,077	18,567
Total depreciation and amortization	$ 33,811	$ 33,143	$ 28,216
Capital expenditures:			
South America	$ 5,038	$ 15,655	$ 49,289
Value Added Services	4,048	4,030	—
Other Regions	33,717	22,662	21,319
Total capital expenditures	$ 42,803	$ 42,347	$ 70,608

(in thousands)

Note 14 - Segment Information *(continued)*

Geographic information as to sales and other operating revenues is based on the destination of the product shipped. The Belgium destination represents a customer owned storage and distribution center from which the tobacco will be shipped on to manufacturing facilities.

	Years Ended March 31,		
Sales by Destination	2013	2012	2011
Sales and Other Operating Revenues:			
United States	$ 423,617	$ 428,039	$ 302,992
China	308,935	207,086	167,676
Belgium	185,668	221,295	274,534
Russia	147,283	92,201	153,646
Indonesia	109,983	72,411	81,808
Germany	93,990	98,642	123,858
Netherlands	79,395	69,235	107,908
Poland	58,537	51,723	75,429
Egypt	54,863	81,156	44,906
Other	781,545	828,979	761,305
	$ 2,243,816	$ 2,150,767	$ 2,094,062

Sales and Other Operating Revenues to Major Customers

Including their respective affiliates, accounting for more than 10% of total sales and other operating revenues were each of Philip Morris International Inc., Japan Tobacco Inc., Imperial Tobacco Group PLC and China Tobacco International Inc. for the year ended March 31, 2013; Philip Morris International, Inc., Japan Tobacco Inc. and Imperial Tobacco Group PLC for the year ended March 31, 2012; and Philip Morris International, Inc., Japan Tobacco Inc. and British American Tobacco p.l.c. for the year ended March 31, 2011.

	Years Ended March 31,		
Property, Plant and Equipment by Location	2013	2012	2011
Property, Plant and Equipment, Net:			
United States	$ 45,213	$ 37,658	$ 36,607
Brazil	99,492	104,882	85,498
Turkey	25,666	26,362	28,512
Malawi	28,683	27,918	31,077
Tanzania	24,568	22,490	14,212
Europe	20,370	18,910	18,758
Argentina	7,909	8,071	8,714
Asia	8,436	9,318	9,839
Other	10,641	4,070	3,871
	$ 270,978	$ 259,679	$ 237,088

Note 15 – Foreign Currency Translation

The financial statements of foreign entities included in the consolidated financial statements have been translated to U.S. dollars in accordance with generally accepted accounting principles.

The financial statements of foreign subsidiaries, for which the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as a separate component of other comprehensive income.

The financial statements of foreign subsidiaries, for which the U.S. dollar is the functional currency and which have certain transactions denominated in a local currency, are remeasured into U.S. dollars. The remeasurement of local currencies into U.S. dollars creates remeasurement adjustments that are included in net income. Exchange gains (losses) in 2013, 2012 and 2011 were $(5,662), $(8,810) and $8,387, respectively, and are included in the respective statements of income in cost of sales and income taxes.

(in thousands)

Note 16 – Contingencies and Other Information

Non-Income Tax

The government in the Brazilian State of Parana ("Parana") issued a tax assessment on October 26, 2007 with respect to local intrastate trade tax credits that result primarily from tobacco transferred between states within Brazil. The assessment for intrastate trade tax credits taken is $6,542 and the total assessment including penalties and interest at March 31, 2013 is $16,553. The Company believes it has properly complied with Brazilian law and will contest any assessment through the judicial process. Should the Company lose in the judicial process, the loss of the intrastate trade tax credits would have a material impact on the financial statements of the Company.

The Company also has local intrastate trade tax credits in the Brazil State of Rio Grande do Sul and the State of Santa Catarina. These jurisdictions permit the sale or transfer of excess credits to third parties, however approval must be obtained from the tax authorities. The Company has agreements with the state governments regarding the amounts and timing of credits that can be sold. The tax credits have a carrying value of $16,583. The intrastate trade tax credits are monitored for impairment in future periods based on market conditions and the Company's ability to use or sell the tax credits.

In 1969, the Brazilian government created a tax credit program that allowed companies to earn IPI tax credits ("IPI credits") based on the value of their exports. The government began to phase out this program in 1979, which resulted in numerous lawsuits between taxpayers and the Brazilian government. The Company has a long legal history with respect to credits it earned while the IPI credit program was in effect. In 2001, the Company won a claim related to certain IPI credits it earned between 1983 and 1990. The Brazilian government appealed this decision and numerous rulings and appeals were rendered on behalf of both the government and the Company from 2001 through 2013. Because of this favorable ruling, the Company began to use these earned IPI credits to offset federal taxes in 2004 and 2005, until it received a Judicial Order to suspend the IPI offsetting in 2005. The value of the federal taxes offset in 2004 and 2005 was $24,142 and the Company established a reserve on these credits at the time of offsetting as they were not yet realizable due to the legal uncertainty that existed. Specifically, the Company extinguished other federal tax liabilities using IPI credits and recorded a liability in Pension, Postretirement and Other Long-Term Liabilities to reflect that the credits were not realizable at that time due to the prevalent legal uncertainty. On March 7, 2013, the Brazilian Supreme Court rendered a final decision in favor of the Company that recognized the validity of the IPI credits and secured the Company's right to benefit from the IPI credits earned from March 1983 to October 1990. This final decision expressly stated the Company has the right to the IPI credits. The Company estimates the total amount of the IPI credits to be approximately $94,316 at March 31, 2013. Since the March 2013 ruling definitively (without the government's ability to appeal) granted the Company the ownership of the IPI credits generated between 1983 and 1990 the Company believes the amount of IPI credits that were used to offset other federal taxes in 2004 and 2005 are realizable beyond a reasonable doubt. Accordingly, and at March 31, 2013, the Company recorded the $24,142 IPI credits it realized in the Statements of Consolidated Operations in Other Income. No further benefit has been recognized pending the outcome of the judicial procedure to ascertain the final amount as those amounts have not yet been realized.

Other

In October 2001, the Directorate General for Competition ("DGCOMP") of the European Commission ("EC") began an administrative investigation into certain tobacco buying and selling practices alleged to have occurred within the leaf tobacco industry in some countries within the European Union, including Spain and Italy. In respect of the investigation into practices in Spain, in 2004 the EC fined the Company and its Spanish subsidiaries €4,415 (US $5,641) in the aggregate. In respect of the investigation into practices in Italy, in October 2005 the EC announced the assessment of fines against the Company and its Italian subsidiaries of €24,000 (US $28,800) in the aggregate. With respect to both the Spanish and Italian investigations, the fines imposed on the Company and its predecessors and subsidiaries were part of fines assessed on several participants in the applicable industry. The Company, along with its applicable subsidiaries, lodged several appeals against the EC decisions with the European Court of Justice (the "ECJ"). On July 19, 2012, the ECJ denied the Company's appeal in joined cases C-628/10 and C-14/11 relating to a €1,800 fine imposed by the EC on one of the Company's Spanish subsidiaries, and as to which the EC further imposed joint and several parent-company liability on the Company and such subsidiary's other shareholders (being a corporate predecessor of the Company, and a current subsidiary of the Company), which matter is now concluded. In appeals relating to a different Spanish subsidiary involving the remainder of the above-referenced €4,415 in fines, a hearing before the ECJ in case C-679/11 P regarding joint and several parent-company liability was held on January 10, 2013, while the appeal in case C-668/11 P relating to the underlying liability of the relevant Spanish subsidiary is proceeding without a hearing. On December 13, 2012, the ECJ denied the Company's appeals in cases C-593/11 P and C-654/11 P, which relate to the above-referenced €24,000 in fines assessed against the Company and its Italian subsidiaries, and those actions are now concluded. A hearing before the ECJ in case C-652/11 P relating to the appeal of one of the Company's Italian subsidiaries which had been individually fined €3,990 (for which the Company was held jointly liable and which amount is included in the €24,000 in fines assessed against the Company and its subsidiaries referenced above) was held on October 15, 2012, and the ECJ has referred the case back to the European General Court for further proceedings. The outcome of each of the remaining pending actions is uncertain as to both timing and results.

(in thousands)

Note 16 – Contingencies and Other Information *(continued)*

Other *(continued)*

The Company has fully recognized the impact of each of the fines set forth above and has paid all of such fines as part of the appeal process.

Mindo, S.r.l., the purchaser in 2004 of the Company's Italian subsidiary Dimon Italia, S.r.l., has asserted claims against a subsidiary of the Company arising out of that sale transaction in an action filed before the Court of Rome on April 12, 2007. The claim, allegedly arising from a guaranty letter issued by a consolidated subsidiary of the Company in connection with the sale transaction, seeks the recovery of €7,377 (US $9,454) plus interest and costs. A hearing for the disposition of this matter was held in December 2011 and the court's ruling is pending. Due to the uncertain legal interpretation in a foreign jurisdiction and the complexity of the matter, the Company is not able to reasonably estimate the outcome.

On June 6, 2008, the Company's Brazilian subsidiary and a number of other tobacco processors were notified of a class action initiated by the ALPAG - Associação Lourenciana de Pequenos Agricultrores ("Association of Small Farmers of São Lourenço"). The case is currently before the 2nd civil court of São Lourenço do Sul. On April 20, 2012, the Company's motion to dismiss the class action was granted in part and denied in part. Hearings with respect to the remaining claims, which relate to practices regarding the weighing and grading of tobacco, concluded on January 23, 2013. The outcome with respect to these remaining claims is uncertain as to both timing and result. Due to the broad scope of the pleading, the ultimate exposure if an unfavorable outcome is received is not estimable.

The Company was named as one of several defendants in *Hupan, et al. v. Alliance One International, Inc., et al.*, *Chalanuk, et al. v. Alliance One International, Inc., et al.*, and *Rodriquez Da Silva, et al.*, which are distinct but related lawsuits respectively filed in New Castle County, Delaware state court on February 14, 2012, April 5, 2012 and October 25, 2012. The lawsuits were brought by approximately 230 individuals claiming to be tobacco farmers and their family members, all residing in Misiones Province, Argentina. The complaints sought compensatory and punitive damages from the Company, and from other multinational defendants, under U.S. and Argentine law for alleged injuries, including birth defects, purportedly caused by exposure to agricultural chemicals in connection with the production and cultivation of tobacco. In December 2012, in each of these actions the Company was dismissed without prejudice and without any cost to the Company. The Company is also aware of a complaint filed March 1, 2013 in New Castle County, Delaware state court captioned *Aranda, et al. v. Alliance One International, Inc., et al.*, which names the Company as one of several defendants but which has not been served on the Company. Such complaint names as plaintiffs sixty-four additional individuals who are also alleged to be tobacco farmers and their family members residing in Misiones Province, Argentina, and alleges injuries and seeks remedies similar to the three actions referenced above. In May 2013, the Company was dismissed from such action without prejudice and without any cost to the Company.

In accordance with generally accepted accounting principles, the Company records all known asset retirement obligations ("ARO") for which the liability can be reasonably estimated. Currently, it has identified an ARO associated with one of its facilities that requires it to restore the land to its initial condition upon vacating the facility. The Company has not recognized a liability under generally accepted accounting principles for this ARO because the fair value of restoring the land at this site cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because the land restoration is not required until title is returned to the government, and the Company has no current or future plans to return the title. The Company will recognize a liability in the period in which sufficient information is available to reasonably estimate its fair value.

(in thousands)

Note 17 – Sale of Receivables

The Company sells trade receivables to unaffiliated financial institutions under three accounts receivable securitization programs. Under the first program, the Company continuously sells a designated pool of trade receivables to a special purpose entity, which in turn sells 100% of the receivables to an unaffiliated financial institution. This program allows the Company to receive a cash payment and a deferred purchase price receivable for sold receivables. Following the sale and transfer of the receivables to the special purpose entity, the receivables are isolated from the Company and its affiliates, and upon the sale and transfer of the receivables from the special purpose entity to the unaffiliated financial institutions effective control of the receivables is passed to the unaffiliated financial institution, which has all rights, including the right to pledge or sell the receivables. The investment limit of this facility was increased from $125,000 to $250,000 in March 2012. The cost for increasing this facility was $1,545 and included in Other Income in the Statements of Consolidated Operations in fiscal 2012. The Company incurred program costs of $2,100 during the year ending March 31, 2013 which were included in Other Income in the Statements of Consolidated Operations. The program requires a minimum level of deferred purchase price to be retained by the Company in connection with the sales. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity and receives a servicing fee of .5% of serviced receivables per annum. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets or liabilities are recognized. Servicing fees recognized were not material and are recorded as a reduction of Selling, General and Administrative Expenses within the Statements of Consolidated Operations.

The agreements for the second and third securitization programs were executed on September 28, 2011and March 28, 2013 between the Company and unaffiliated financial institutions. These programs also allow the Company to receive a cash payment and a deferred purchase price receivable for sold receivables. These are uncommitted programs, whereby the Company offers receivables for sale to the respective unaffiliated financial institution, which are then subject to acceptance by the unaffiliated financial institution. Following the sale and transfer of the receivables to the unaffiliated financial institution, the receivables are isolated from the Company and its affiliates, and effective control of the receivables is passed to the unaffiliated financial institution, which has all rights, including the right to pledge or sell the receivables. The Company receives no servicing fee from the unaffiliated financial institution and as a result, has established a servicing liability based upon unobservable inputs, primarily discounted cash flow. For the year ended March 31, 2013, the expense for the servicing liability was $221 and included in Other Income in the Statements of Consolidated Operations. The liability is recorded in Accrued Expenses and other Current Liabilities in the Consolidated Balance Sheets. As receivables sold under these facilities were settled in fiscal 2013, the servicing liability was reduced by $55 and included in Selling, General and Administrative Expenses in the Statements of Consolidated Operations. The investment limits under the September 28, 2011 and March 28, 2013 agreements are $35,000 and $85,000 respectively. The cost for entering the March 28, 2013 program was $1,220 and is included in Other Income in the Statements of Consolidated Operations in fiscal 2013.

Under the programs, all of the receivables sold for cash are removed from the Consolidated Balance Sheets and the net cash proceeds received by the Company are included as cash provided by operating activities in the Statements of Consolidated Cash Flows. A portion of the purchase price for the receivables is paid by the unaffiliated financial institutions in cash and the balance is a deferred purchase price receivable, which is paid as payments on the receivables are collected from account debtors. The deferred purchase price receivable represents a continuing involvement and a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction. The deferred purchase price receivables are included in Trade and Other Receivables, Net in the Consolidated Balance Sheets and are valued using unobservable inputs (i.e., level three inputs), primarily discounted cash flow. As servicer of these facilities, the Company may receive funds that are due to the unaffiliated financial institutions which are net settled on the next settlement date. As of March 31, 2013, Trade and Other Receivables, Net in the Consolidated Balance Sheets has been reduced by $12,316 as a result of the net settlement. See Note 18 "Fair Value Measurements" to the "Notes to Consolidated Financial Statements" for further information.

The difference between the carrying amount of the receivables sold under these programs and the sum of the cash and fair value of the other assets received at the time of transfer is recognized as a loss on sale of the related receivables and recorded in Other Income in the Statements of Consolidated Operations.

(in thousands)

Note 17 – Sale of Receivables *(continued)*

The following table summarizes the Company's accounts receivable securitization information as of March 31:

	2013	2012
Receivables outstanding in facility as of March 31:	$ 156,633	$ 182,856
Beneficial interest as of March 31	$ 31,992	$ 25,864
Servicing Liability as of March 31	$ 166	$ 45
Cash proceeds for the twelve months ended March 31:		
Cash purchase price	$ 643,399	$ 638,975
Deferred purchase price	287,027	274,194
Service fees	644	562
Total	$ 931,070	$ 913,731

Note 18 – Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. A three-level valuation hierarchy based upon observable and non-observable inputs is utilized. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for identical assets or liabilities in active markets.
- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 - Significant inputs to the valuation model are unobservable.

The Company's financial assets and liabilities measured at fair value include derivative instruments, securitized beneficial interests and guarantees. The application of the fair value guidance to our non-financial assets and liabilities primarily includes assessments of investments in subsidiaries, goodwill and other intangible assets and long-lived assets for potential impairment.

Following are descriptions of the valuation methodologies the Company uses to measure different assets or liabilities at fair value.

Debt

The fair value of debt is measured for purpose of disclosure. Debt is shown at historical value in the Consolidated Balance Sheets. When possible, to measure the fair value of its debt the Company uses quoted market prices of its own debt with approximately the same remaining maturities. When this is not possible, the fair value of debt is calculated using discounted cash flow models with interest rates based upon market based expectations, the Company's credit risk and the contractual terms of the debt instrument. The Company has portions of its debt with maturities of one year or less for which book value is a reasonable approximation of the fair value of this debt. The fair value of debt is considered to fall within Level 2 of the fair value hierarchy as significant value drivers such as interest rates are readily observable. The carrying value and estimated fair value of the Company's Long-Term Debt are shown in the table below.

	March 31,	
	2013	2012
Carrying value	$837,219	$ 828,503
Estimated fair value	877,869	841,558

(in thousands)

Note 18 – Fair Value Measurements *(continued)*

Derivative financial instruments
The Company's derivatives consist of foreign currency contracts. The fair value of the derivatives are determined using a discounted cash flow analysis on the expected future cash flows of each derivative. This analysis utilizes observable market data including forward yield curves and implied volatilities to determine the market's expectation of the future cash flows of the variable component. The fixed and variable components of the derivative are then discounted using calculated discount factors developed based on the LIBOR swap rate and are netted to arrive at a single valuation for the period. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. As of March 31, 2013 and March 31, 2012 the inputs used to value the Company's derivatives fall within Level 2 of the fair value hierarchy. However, credit valuation adjustments associated with its derivatives could utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. Should the use of such credit valuation adjustment estimates result in a significant impact on the overall valuation, this would require reclassification to Level 3.

Securitized beneficial interests
The fair value of securitized beneficial interests is based upon a valuation model that calculates the present value of future expected cash flows using key assumptions for payment speeds and discount rates. The assumptions for payment speed are based on the Company's historical experience. The discount rates are based upon market trends and anticipated performance relative to the particular assets securitized which have been assumed to be commercial paper rate plus a margin or LIBOR plus a margin. Due to the use of the Company's own assumptions which are not observable, and the uniqueness of these transactions, securitized beneficial interests fall within Level 3 of the fair value hierarchy. Since the discount rate and the payment speed are components of the same equation, a change in either by 10% or 20% would change the value of the recorded beneficial interest at March 31, 2013 by $134 and $268, respectively.

Guarantees
The Company guarantees funds issued to tobacco suppliers by third party lending institutions and also guarantees funds borrowed by a deconsolidated subsidiary. The fair value of guarantees is based upon either the premium the Company would require to issue the same inputs or historical loss rates and as such these guarantees fall into Level 3 of the fair value hierarchy.

Tobacco Supplier Guarantees - The Company provides guarantees to third parties for indebtedness of certain tobacco suppliers to finance their crops. The fair value of these guarantees is determined using historical loss rates on both guaranteed and non-guaranteed tobacco supplier loans. Should the loss rates change 10% or 20%, the fair value of the guarantee at March 31, 2013 would change by $512 or $1,024, respectively.

(in thousands)

Note 18 – Fair Value Measurements *(continued)*

Guarantees *(continued)*

Deconsolidated subsidiary guarantees - The fair value of these guarantees is determined using a discounted cash flow model based on the differential between interest rates available with and without the guarantees. The fair value of these guarantees is most closely tied to the theoretical interest rate differential. Should interest rates used in the model change by 10% or 20%, the fair value of the guarantee, at March 31, 2013 would change by $187 or $370, respectively.

Input Hierarchy of Items Measured at Fair Value on a Recurring Basis

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis:

	March 31, 2013			March 31, 2012		
	Level 2	Level 3	Total Assets / Liabilities, at Fair Value	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets						
Derivative financial instruments	$ 3,145	$ —	$ 3,145	$ 312	$ —	$ 312
Securitized beneficial interests	—	31,992	31,992	—	25,864	25,864
Total Assets	$ 3,145	$ 31,992	$ 35,137	$ 312	$ 25,864	$ 26,176
Liabilities						
Guarantees	$ —	$ 6,367	$ 6,367	$ —	$ 5,265	$ 5,265
Derivative financial instruments	644	—	644	16	—	16
Total liabilities	$ 644	$ 6,367	$ 7,011	$ 16	$ 5,265	$ 5,281

Reconciliation of Change in Recurring Level 3 Balances

The following tables present the changes in Level 3 instruments measured on a recurring basis.

	Securitized Beneficial Interests	Guarantees
Beginning Balance March 31, 2011	$ 15,797	$ 4,575
Issuance of guarantees/sales of receivables	242,630	6,061
Settlements	(227,430)	(5,307)
Changes in anticipated loss rate	—	(64)
Losses recognized in earnings	(5,133)	—
Ending Balance March 31, 2012	25,864	5,265
Issuance of guarantees/sales of receivables	286,265	11,116
Settlements	(275,397)	(10,014)
Changes in anticipated loss rate	—	—
Losses recognized in earnings	(4,740)	—
Ending Balance at March 31, 2013	$ 31,992	$ 6,367

The amount of total losses included in earnings for the years ended March 31, 2013 and 2012 attributable to the change in unrealized losses relating to assets still held at the respective dates was $1,538 and $1,373 on securitized beneficial interests.

Gains and losses included in earnings are reported in Other Income.

(in thousands)

Note 18 - Fair Value Measurements *(continued)*

Input Hierarchy of Items Measured at Fair Value on a Non-Recurring Basis

Reconciliation of Change in Recurring Level 3 Balances

Certain assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments subsequent to initial recognition on a non-recurring basis. At times, the Company must record its intrastate tax credits for three Brazilian states at fair value. The Company develops a cash flow model based upon its ability to either sell or utilize the intrastate tax credits. If the credits are sold, this generally occurs at a discounted price. The fair value of these cash flows, net of any sales discount, is then calculated utilizing risk-adjusted discount rates. The inputs for both the sales discount and the risk adjusted discount rate are unobservable Level 3 inputs. During the year ended March 31, 2012, the Company received property in a nonmonetary exchange. The fair value of the property was determined by independent third party real estate appraisals using Level 2 inputs including comparable properties, reproduction cost of a similar asset and the replacement value of an asset similar in function, operational performance and structure.

The following table summarizes the items measured at fair value on a non-recurring basis:

	March 31, 2012		
	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets			
Brazil intrastate tax credits	$ —	$ 37,711	$ 37,711
Property received in non-monetary exchange	26,845	—	26,845
Total Assets	$ 26,845	$ 37,711	$ 64,556

Information About Fair Value Measurements Using Significant Unobservable Inputs

The following table summarizes significant unobservable inputs and the valuation techniques thereof for the periods ended March 31, 2013 and 2012:

	Fair Value at 3/31/2013	Valuation Technique	Unobservable Input	Range (Weighted Average)
Securitized Beneficial Interests			Discount Rate	2.32% to 3.48%
	$ 31,992	Discounted Cash Flow	Payment Speed	80 to 138 days
Tobacco Supplier Guarantees	5,119	Historical Loss	Historical Loss	8% to 9.1%
Deconsolidated Subsidiary Guarantees	1,248	Discounted Cash Flow	Market Interest Rate	12%

	Fair Value at 3/31/2012	Valuation Technique	Unobservable Input	Range (Weighted Average)
Securitized Beneficial Interests			Discount Rate	2.52% to 3.78%
	$ 25,864	Discounted Cash Flow	Payment Speed	91 to 133 days
Tobacco Supplier Guarantees	4,496	Historical Loss	Historical Loss	6% to 7.8%
Deconsolidated Subsidiary Guarantees	769	Discounted Cash Flow	Market Interest Rate	12%

(in thousands)

Note 19 – Related Party Transactions

The Company's operating subsidiaries engage in transactions with related parties in the normal course of business. The following is a summary of balances and transactions with related parties of the Company:

	March 31, 2013	March 31, 2012
Balances:		
Accounts receivable	$55,696	$32,316
Accounts payable	26,084	37,520

	Year Ended March 31,		
	2013	2012	2011
Transactions:			
Purchases	$240,635	$210,113	$157,851

The Company's operating subsidiaries have entered into transactions with affiliates of the Company for the purpose of procuring inventory.

The Company's balances due to and from related parties are primarily with its deconsolidated Zimbabwe subsidiary. The remaining related party balances and transactions relate to the Company's equity basis investments in companies located in Asia which purchase and process tobacco.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*
Alliance One International, Inc. and Subsidiaries
(in thousands)

Note 20 – Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Year Ended March 31, 2013					
Sales and other operating revenue	$ 357,770	$ 576,411	$ 699,111	$ 610,524	$ 2,243,816
Gross profit	41,563	86,963	83,129	73,591	285,246
Net income (loss)	(30,272)	18,313	21,272	15,399	24,712
Net earnings (loss) attributable to noncontrolling interest	471	(55)	(48)	331	699
Net income (loss) attributable to Alliance One International, Inc.	(30,743)	18,368	21,320	15,068	24,013
Per Share of Common Stock:					
Basic earnings (loss) attributable to Alliance One International, Inc. (1)	(0.35)	0.21	0.24	0.17	0.27
Diluted earnings (loss) attributable to Alliance One International, Inc. (1)	(0.35)	0.18	0.20	0.15	0.25
Market Price - High	3.90	3.66	3.71	4.07	4.07
- Low	2.64	2.75	2.96	3.36	2.64
Year Ended March 31, 2012					
Sales and other operating revenue	$ 361,564	$ 514,531	$ 493,888	$ 780,784	$ 2,150,767
Gross profit	56,248	71,250	65,796	94,358	287,652
Net income (loss)	1,350	(3,851)	11,806	19,886	29,191
Net earnings (loss) attributable to noncontrolling interest	29	(130)	52	(211)	(260)
Net income (loss) attributable to Alliance One International, Inc.	1,321	(3,721)	11,754	20,097	29,451
Per Share of Common Stock:					
Basic earnings (loss) attributable to Alliance One International, Inc. (1)	0.02	(0.04)	0.13	0.23	0.34
Diluted earnings (loss) attributable to Alliance One International, Inc. (1)	0.02	(0.04)	0.12	0.19	0.30
Market Price - High	4.14	3.50	3.12	3.85	4.14
- Low	2.98	2.44	2.26	2.80	2.26

(1) Does not add due to quarterly change in average shares outstanding

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alliance One International, Inc.

We have audited the accompanying consolidated balance sheets of Alliance One International, Inc. and subsidiaries (the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 17, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 17, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this Annual Report on Form 10-K, an evaluation was carried out by the Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act)) as of March 31, 2013. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based on this evaluation, our Chief Executive Office and Chief Financial Officer concluded our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of March 31, 2013.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process, under the supervision of our Chief Executive Officer and Chief Financial Officer, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with GAAP.

Our internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2013 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management believes our internal control over financial reporting was effective as of March 31, 2013.

The effectiveness of our internal control over financial reporting as of March 31, 2013 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their attestation report that follows.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alliance One International, Inc.

We have audited the internal control over financial reporting of Alliance One International, Inc. and subsidiaries (the "Company") as of March 31, 2013, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2013 of the Company and our report dated June 17, 2013, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 17, 2013

Changes in Internal Control over Financial Reporting

Management has implemented changes that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting during the twelve months ended March 31, 2013 as described below.

The Company is currently implementing an ERP system using SAP applications. The implementation is part of a multi-year plan to install SAP at certain operations throughout the world to improve the Company's business processes and deliver enhanced operational and financial performance. During the three months ended March 31, 2013, an additional instance of SAP was implemented in the Company's operations in Zambia. This phase of the project has involved changes to certain internal controls over financial reporting, which the Company believes were material. There were no other changes that occurred during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and persons nominated to become directors of Alliance One International, Inc. included in the Proxy Statement under the headings "Board of Directors - Proposal One-Election of Directors" and "Board of Directors - Director Biographies" is incorporated herein by reference. The information concerning the executive officers of the Company included in Part I, Item I of this Annual Report on Form 10-K under the heading "Business - Executive Officers of Alliance One International, Inc.," is incorporated herein by reference.

Audit Committee

The information included in the Proxy Statement under the headings "Board of Directors - Board Committees and Membership" and "Audit Matters" is incorporated herein by reference.

Section 16(a) Compliance

The information included in the Proxy Statement under the heading "Ownership of Equity Securities - Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Code of Business Conduct

The information included in the Proxy Statement under the heading "Governance of the Company - Code of Business Conduct" is incorporated herein by reference.

Corporate Governance

The Board of Directors has adopted corporate governance guidelines and charters for its Audit Committee, Executive Compensation Committee and Governance and Nominating Committee. These governance documents are available on our website, www.aointl.com, or by written request, without charge, addressed to: Corporate Secretary, Alliance One International, Inc., 8001 Aerial Center Parkway, Morrisville, NC 27560-8417.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the Proxy Statement under the captions "Board of Directors – Compensation of Directors" and "Executive Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

as of March 31, 2013

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) [1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) [2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) [3]
Equity Compensation Plans Approved by Security Holders	7,611,535	$6.05	4,880,047
Equity Compensation Plans Not Approved by Security Holders	—	Not applicable	—
Total	7,611,535	$6.05	4,880,047

1) These shares consist of 7,180,660 stock options, restricted stock and restricted stock units issued and outstanding under the 2007 Incentive Plan and 430,875 stock options issued and outstanding under prior plans of the Company and its predecessors.

(2) The weighted-average exercise price does not take into account restricted stock or restricted stock units.

(3) The Incentive Plan allows for these shares to be issued in a variety of forms, including stock options, stock appreciation rights, stock awards, stock units, performance awards and incentive awards. Further, the Number of Securities Remaining Available for Future Issuance as set forth in this column (c) will increase by the Number of Securities to be Issued (as reflected in column (a)) which are associated with options, rights and warrants plus other stock awards that are forfeited from time to time.

The information contained in the Proxy Statement under the caption "Ownership of Equity Securities," together with the information included herein is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in the Proxy Statement under the captions "Governance of the Company -Determination of Independence of Directors," "Board of Directors - Independence," "Board of Directors – Compensation of Directors," and "Executive Compensation - Compensation Discussion and Analysis - Employment and Consulting Agreements" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained in the Proxy Statement under the captions "Audit Matters - Policy for Pre-Approval of Audit and Non-Audit Services" and "Audit Matters - Audit and Non-Audit Fees" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2)

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Statements of Consolidated Operations –Years ended March 31, 2013, 2012 and 2011

Statements of Consolidated Comprehensive Income (Loss) - Years ended March 31, 2013, 2012 and 2011

Consolidated Balance Sheets - March 31, 2013 and 2012

Statements of Consolidated Stockholders' Equity - Years ended March 31, 2013, 2012 and 2011

Statements of Consolidated Cash Flows - Years ended March 31, 2013, 2012 and 2011

Notes to Consolidated Financial Statements

Report of Deloitte & Touche LLP

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control

Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts

(b) Exhibits

The following documents are filed as exhibits to this Form 10-K pursuant to Item 601 of Regulation S-K:

3.01 Amended and Restated Articles of Incorporation of Alliance One International, Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed May 19, 2005 (SEC File No. 1-3684).

3.02 Amended and Restated Bylaws of Alliance One International, Inc., incorporated by reference to Exhibit 3.01 of the Current Report on Form 8-K, filed June 16, 2012 (SEC File No. 1-3684).

4.01 Specimen of Common Stock certificate incorporated by reference to Exhibit 4.01 to the Quarterly Report on Form 10-Q for the period ended December 31, 2009, filed February 8, 2010 (SEC File No. 1-3684).

4.02 Indenture dated as of July 2, 2009 among Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

4.03 First Supplemental Indenture dated as of August 26, 2009 among Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 26, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

4.04 Indenture dated as of July 2, 2009 among Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, relating to 5 ½% Convertible Senior Subordinated Notes due 2014, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

ITEM 15. **EXHIBITS, FINANCIAL STATEMENT SCHEDULES** *(continued)*

(b) Exhibits *(continued)*

10.01 Credit Agreement dated as of July 2, 2009 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.02 First Amendment to Credit Agreement dated as of August 24, 2009 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 26, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.03 Second Amendment to Credit Agreement, dated as of June 9, 2010, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders party hereto and Deutsche Bank Trust Company Americas, as administrative agent, incorporated by reference to Exhibit 10.23 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2010, filed June 14, 2010 (SEC File No. 1-3684).

10.04 Third Amendment to Credit Agreement dated as of June 10, 2011 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as administrative agent, incorporated by reference to Exhibit 10.04 to Alliance One International, Inc.'s Annual Report of Form 10-K for the year ended March 31, 2011, filed June 10, 2011 (SEC File No. 1-3684).

10.05 Fourth amendment to Credit Agreement dated as of November 3, 2011 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.01 to Alliance One International Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed November 3, 2011 (SEC File No. 1-3684).

10.06 Fifth Amendment to Credit Agreement dated as of June 13, 2012 among Alliance One International, Inc, Intabex Netherlands B.V., Alliance One International AG, the lenders party hereto and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.1 to Alliance One International Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed August 2, 2012 (SEC File No. 1-3684).

10.07 Registration Rights Agreement dated as of July 2, 2009 between Alliance One International, Inc. and Credit Suisse Securities (USA) LLC, as representative of the Initial Purchasers, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.08 Registration Rights Agreement dated as of August 26, 2009 between Alliance One International, Inc. and Credit Suisse Securities (USA) LLC, as representative of the Initial Purchasers, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 26, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.09 Amended and Restated Alliance One International, Inc. 2007 Incentive Plan, incorporated by reference to Appendix A to the definitive proxy statement of Alliance One International, Inc. filed on July 10, 2009 (SEC File No. 1-3684).*

10.10 Form of Agreement for Stock Awards (Career Shares), incorporated by reference to Exhibit 10.1 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.11 Form of Agreement for Stock Units (Career Share Units), incorporated by reference to Exhibit 10.2 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.12 Form of Agreement for Stock Units (Performance-Based Restricted Stock Units), incorporated by reference to Exhibit 10.3 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.13 Form of Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.2 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed February 4, 2011 (SEC File No. 1-3684).*

10.14 Form of Restricted Stock Unit Agreement (Supplemental Award), incorporated by reference to Exhibit 10.3 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed February 4, 2011 (SEC File No. 1-3684).*

10.15 Form of Agreement for Performance Awards, incorporated by reference to Exhibit 10.4 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.16 Form of Performance-based Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed February 4, 2011 (SEC File No. 1-3684).*

10.17 Form of Non-Qualified Stock Option Award Agreement incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, filed on March 28, 2011 (SEC File No 1-3684).*

10.18 DIMON Incorporated 2003 Incentive Plan, incorporated by reference to Exhibit 10.14 of DIMON's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 10, 2004 (SEC File No. 1-3684).*

10.19 Alliance One International, Inc. Pension Equity Plan (amended and restated effective January 1, 2009), incorporated by reference to Exhibit 10.04 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2008 (SEC File No. 1-3684).*

10.20 Standard Commercial Corporation 2001 Performance Improvement Compensation Plan, incorporated by reference to Appendix A to Standard Commercial Corporation's definitive proxy statement filed June 28, 2001 (SEC File No. 1-9875).*

10.21 DIMON Incorporated's Compensation Deferral Plan, incorporated by reference to Exhibit 10.15 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 2003, filed August 28, 2003 (SEC File No. 1-3684).*

10.22 Amendment to DIMON Incorporated Compensation Deferral Plan, dated December 30, 2005, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed January 5, 2006 (SEC File No. 1-3684).*

10.23 Standard Commercial Corporation Supplemental Retirement Plan, as Amended and Restated for Benefits Accrued after 2004, incorporated by reference to Alliance One International, Inc.'s Current Report on Form 8-K, filed January 7, 2009 (SEC File No. 1-3684).*

10.24 Alliance One International, Inc. Supplemental Executive Retirement Plan (amended and restated as of January 1, 2009), incorporated by reference to Exhibit 10.1 to Alliance One International, Inc.'s Amendment No. 1 to Form 10-Q/A for the period ended December 31, 2008, filed March 9, 2009 (SEC File No. 1-3684).*

10.25 Alliance One International, Inc. Supplemental Retirement Account Plan (amended and restated as of January 1, 2009), incorporated by reference to Exhibit 10.6 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed February 17, 2009 (SEC File No. 1-3684).*

10.26 Consulting Agreement, effective as of December 1, 2010, among Alliance One International, Inc., Meriturn Partners, LLC and Mark Kehaya, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on March 28, 2011 (SEC File No 1-3684).*

10.27 Executive Employment Agreement dated as of March 1, 2013 between Alliance One International, Inc. and J. Pieter Sikkel, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed February 6, 2013 (SEC File No. 1-3684).

10.28 Summary of director and executive officer compensation arrangements (filed herewith).*

10.29 Description of the material terms of the Alliance One International, Inc. management incentive plan as implemented by the Executive Compensation Committee of the Board of Directors, incorporated by reference to the text appearing under the heading "Executive Compensation—Compensation Discussion and Analysis—Incentives—Annual Incentives" beginning on page 25 of Alliance One International, Inc.'s definitive proxy statement on Schedule 14A, filed July 8, 2011 (SEC File No. 1-3684) *

10.30 Amended and Restated Receivables Purchase Agreement dated as of March 30, 2012 among Alliance One International, Inc., Finacity Receivables 2006-2, LLC and Finacity Corporation, incorporated by reference to Exhibit 10.31 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2012, filed June 13, 2012 (SEC File No. 1-3684).

10.31 Second Amended and Restated Receivables Purchase Agreement dated as of March 30, 2012 among Alliance One International AG, Finacity Receivables 2006-2, LLC and Finacity Corporation, incorporated by reference to Exhibit 10.32 to Alliance One international, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2012, filed June 13, 2012 (SEC File No. 1-3684).

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES *(continued)*

(b) Exhibits *(continued)*

10.32 Second Amended and Restated Receivables Sale Agreement dated as of March 30, 2012 among Finacity Receivables 2006-2, LLC, Finacity Corporation, Alliance One International AG, Norddeutsche Landesbank Girozentrale, Standard Chartered Bank, the other Purchaser Agents from time to time party thereto, the Bank Purchasers from time to time party thereto, Hannover Funding Company LLC, and the other Conduit Purchasers from time to time party thereto, incorporated by reference to Exhibit 10.33 to Alliance one International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2012, filed June 13, 2012 (SEC File No. 1-3684).

12 Ratio of Earnings to Fixed Charges (filed herewith).

21 List of Subsidiaries (filed herewith).

23.1 Consent of Deloitte & Touche LLP (filed herewith).

31.01 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.02 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

101 The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, formatted in XBRL: (i) Statements of Consolidated Operations for the three years ended March 31, 2013, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income (Loss) for the three years ended March 31, 2013, 2012 and 2011; (iii) Consolidated Balance Sheets as of March 31, 2013 and 2012; (iv) Statements of Consolidated Stockholders' Equity for the three years ended March 31, 2013, 2012 and 2011; (v) Statements of Consolidated Cash Flows for the three years ended March 31, 2013, 2012 and 2011; (vi) Notes to Consolidated Financial Statements; and (vii) Schedule II - Valuation and Qualifying Accounts (submitted herewith)

* Indicates management contract or compensatory plan or arrangement.

Instruments with respect to long-term debt, the amount of securities authorized thereunder being less than ten percent of the Company's consolidated assets, have been omitted and the Company agrees to furnish such instruments to the Securities and Exchange Commission upon request.

(c) Financial Statement Schedules:

Schedule II – Valuation and Qualifying Accounts appears on the following page of this Form 10-K. All other schedules are not required under the related instructions or are not applicable and therefore have been omitted.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
ALLIANCE ONE INTERNATIONAL, INC. AND SUBSIDIARIES

COL. A	COL. B	COL. C		COL. D	COL. E
		ADDITIONS			
		(1)	(2)		
DESCRIPTION *(in thousands)*	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts -Describe	Deductions -Describe	Balance at End of Period
Year ended March 31, 2011					
Deducted from asset accounts:					
Allowance for doubtful accounts	$3,906	$3,086	$—	$3,260 (A)	$3,732
Year ended March 31, 2012					
Deducted from asset accounts:					
Allowance for doubtful accounts	$3,732	$221	$—	$75 (A)	$3,878
Year ended March 31, 2013					
Deducted from asset accounts:					
Allowance for doubtful accounts	$3,878	$(163)	$—	$345 (A)	$3,370

(A) Currency translation and direct write off.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 17, 2013.

ALLIANCE ONE INTERNATIONAL, INC. (Registrant)

/s/ J. Pieter Sikkel
By____________________
J. Pieter Sikkel
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 17, 2013.

/s/ J. Pieter Sikkel
By____________________
J. Pieter Sikkel
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Robert A. Sheets
By____________________
Robert A. Sheets
Executive Vice President-Chief Financial Officer and Chief Administrative Officer
(Principal Financial Officer)

/s/ Hampton R. Poole, Jr.
By____________________
Hampton R. Poole, Jr.
Vice President-Controller
(Principal Accounting Officer)

/s/ Joyce L. Fitzpatrick
By____________________
Joyce L. Fitzpatrick
Director

/s/ C. Richard Green, Jr.
By____________________
C. Richard Green, Jr.
Director

/s/ John M. Hines
By____________________
John M. Hines
Director

/s/ Nigel G. Howard
By____________________
Nigel G. Howard
Director

/s/ Mark W. Kehaya
By____________________
Mark W. Kehaya
Chairman

/s/ Joseph L. Lanier, Jr.
By____________________
Joseph L. Lanier, Jr.
Director

/s/ B. Clyde Preslar
By____________________
B. Clyde Preslar
Director

/s/ Norman A. Scher
By____________________
Norman A. Scher
Director

/s/ William S. Sheridan
By____________________
William S. Sheridan
Director

/s/ Martin R. Wade III
By____________________
Martin R. Wade III
Director

EXHIBIT INDEX

Exhibits

3.01 Amended and Restated Articles of Incorporation of Alliance One International, Inc., incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed May 19, 2005 (SEC File No. 1-3684).

3.02 Amended and Restated Bylaws of Alliance One International, Inc., incorporated by reference to Exhibit 3.01 of the Current Report on Form 8-K, filed June 16, 2012 (SEC File No. 1-3684).

4.01 Specimen of Common Stock certificate incorporated by reference to Exhibit 4.01 to the Quarterly Report on Form 10-Q for the period ended December 31, 2009, filed February 8, 2010 (SEC File No. 1-3684).

4.02 Indenture dated as of July 2, 2009 among Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

4.03 First Supplemental Indenture dated as of August 26, 2009 among Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar and paying agent, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 26, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

4.04 Indenture dated as of July 2, 2009 among Alliance One International, Inc., Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as registrar, paying agent and conversion agent, relating to 5 ½% Convertible Senior Subordinated Notes due 2014, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.01 Credit Agreement dated as of July 2, 2009 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.02 First Amendment to Credit Agreement dated as of August 24, 2009 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 26, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.03 Second Amendment to Credit Agreement, dated as of June 9, 2010, by and among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders party hereto and Deutsche Bank Trust Company Americas, as administrative agent, incorporated by reference to Exhibit 10.23 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2010, filed June 14, 2010 (SEC File No. 1-3684).

10.04 Third Amendment to Credit Agreement dated as of June 10, 2011 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as administrative agent, incorporated by reference to Exhibit 10.04 to Alliance One International, Inc.'s Annual Report of Form 10-K for the year ended March 31, 2011, filed June 10, 2011 (SEC File No. 1-3684).

10.05 Fourth amendment to Credit Agreement dated as of November 3, 2011 among Alliance One International, Inc., Intabex Netherlands B.V., Alliance One International AG, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.01 to Alliance One International Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed November 3, 2011 (SEC File No. 1-3684).

10.06 Fifth Amendment to Credit Agreement dated as of June 13, 2012 among Alliance One International, Inc, Intabex Netherlands B.V., Alliance One International AG, the lenders party hereto and Deutsche Bank Trust Company Americas, as Administrative Agent, incorporated by reference to Exhibit 10.1 to Alliance One International Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed August 2, 2012 (SEC File No. 1-3684).

EXHIBIT INDEX

Exhibits *(continued)*

10.07 Registration Rights Agreement dated as of July 2, 2009 between Alliance One International, Inc. and Credit Suisse Securities (USA) LLC, as representative of the Initial Purchasers, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated July 9, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.08 Registration Rights Agreement dated as of August 26, 2009 between Alliance One International, Inc. and Credit Suisse Securities (USA) LLC, as representative of the Initial Purchasers, relating to 10% Senior Notes due 2016, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated August 26, 2009 of Alliance One International, Inc. (SEC File No. 1-3684).

10.09 Amended and Restated Alliance One International, Inc. 2007 Incentive Plan, incorporated by reference to Appendix A to the definitive proxy statement of Alliance One International, Inc. filed on July 10, 2009 (SEC File No. 1-3684).*

10.10 Form of Agreement for Stock Awards (Career Shares), incorporated by reference to Exhibit 10.1 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.11 Form of Agreement for Stock Units (Career Share Units), incorporated by reference to Exhibit 10.2 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.12 Form of Agreement for Stock Units (Performance-Based Restricted Stock Units), incorporated by reference to Exhibit 10.3 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.13 Form of Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.2 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed February 4, 2011 (SEC File No. 1-3684).*

10.14 Form of Restricted Stock Unit Agreement (Supplemental Award), incorporated by reference to Exhibit 10.3 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed February 4, 2011 (SEC File No. 1-3684).*

10.15 Form of Agreement for Performance Awards, incorporated by reference to Exhibit 10.4 to Alliance One International, Inc.'s Current Report on Form 8-K, filed August 6, 2008 (SEC File No. 1-3684).*

10.16 Form of Performance-based Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2010, filed February 4, 2011 (SEC File No. 1-3684).*

10.17 Form of Non-Qualified Stock Option Award Agreement incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, filed on March 28, 2011 (SEC File No 1-3684).*

10.18 DIMON Incorporated 2003 Incentive Plan, incorporated by reference to Exhibit 10.14 of DIMON's Annual Report on Form 10-K for the year ended March 31, 2004, filed June 10, 2004 (SEC File No. 1-3684).*

10.19 Alliance One International, Inc. Pension Equity Plan (amended and restated effective January 1, 2009), incorporated by reference to Exhibit 10.04 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed February 17, 2009 (SEC File No. 1-3684).*

10.20 Standard Commercial Corporation 2001 Performance Improvement Compensation Plan, incorporated by reference to Appendix A to Standard Commercial Corporation's definitive proxy statement filed June 28, 2001 (SEC File No. 1-9875).*

10.21 DIMON Incorporated's Compensation Deferral Plan, incorporated by reference to Exhibit 10.15 to DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 2003, filed August 28, 2003 (SEC File No. 1-3684).*

10.22 Amendment to DIMON Incorporated Compensation Deferral Plan, dated December 30, 2005, incorporated by reference to Exhibit 10.1 of Alliance One's Current Report on Form 8-K, filed January 5, 2006 (SEC File No. 1-3684).*

10.23 Standard Commercial Corporation Supplemental Retirement Plan, as Amended and Restated for Benefits Accrued after 2004, incorporated by reference to Alliance One International, Inc.'s Current Report on Form 8-K, filed January 7, 2009 (SEC File No. 1-3684).*

10.24 Alliance One International, Inc. Supplemental Executive Retirement Plan (amended and restated as of January 1, 2009), incorporated by reference to Exhibit 10.1 to Alliance One International, Inc.'s Amendment No. 1 to Form 10-Q/A for the period ended December 31, 2008, filed March 9, 2009 (SEC File No. 1-3684).*

10.25 Alliance One International, Inc. Supplemental Retirement Account Plan (amended and restated as of January 1, 2009), incorporated by reference to Exhibit 10.6 to Alliance One International, Inc.'s Quarterly Report on Form 10-Q for the period ended December 31, 2008, filed February 17, 2009 (SEC File No. 1-3684).*

10.26 Consulting Agreement, effective as of December 1, 2010, among Alliance One International, Inc., Meritum Partners, LLC and Mark Kehaya, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on March 28, 2011 (SEC File No 1-3684).*

10.27 Executive Employment Agreement dated as of March 1, 2013 between Alliance One International, Inc. and J. Pieter Sikkel, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed February 6, 2013 (SEC File No. 1-3684).

10.28 Summary of director and executive officer compensation arrangements (file herewith).*

10.29 Description of the material terms of the Alliance One International, Inc. management incentive plan as implemented by the Executive Compensation Committee of the Board of Directors, incorporated by reference to the text appearing under the heading "Executive Compensation—Compensation Discussion and Analysis—Incentives—Annual Incentives" beginning on page 25 of Alliance One International, Inc.'s definitive proxy statement on Schedule 14A, filed July 8, 2011 (SEC File No. 1-3684).*

10.30 Amended and Restated Receivables Purchase Agreement dated as of March 30, 2012 among Alliance One International, Inc., Finacity Receivables 2006-2, LLC and Finacity Corporation, incorporated by reference to Exhibit 10.31 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2012, filed June 13, 2012 (SEC File No. 1-3684).

10.31 Second Amended and Restated Receivables Purchase Agreement dated as of March 30, 2012 among Alliance One International AG, Finacity Receivables 2006-2, LLC and Finacity Corporation, incorporated by reference to Exhibit 10.32 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2012, filed June 13, 2012 (SEC File No. 1-3684).

10.32 Second Amended and Restated Receivables Sale Agreement dated as of March 30, 2012 among Finacity Receivables 2006-2, LLC, Finacity Corporation, Alliance One International AG, Norddeutsche Landesbank Girozentrale, Standard Chartered Bank, the other Purchaser Agents from time to time party thereto, the Bank Purchasers from time to time party thereto, Hannover Funding Company LLC, and the other Conduit Purchasers from time to time party thereto, incorporated by reference to Exhibit 10.33 to Alliance One International, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2012, filed June 13, 2012 (SEC File No. 1-3684).

12 Ratio of Earnings to Fixed Charges (filed herewith).

21 List of Subsidiaries (filed herewith).

23.1 Consent of Deloitte & Touche LLP (filed herewith).

31.01 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.02 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

101 The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, formatted in XBRL: (i) Statements of Consolidated Operations for the three years ended March 31, 2013, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income (Loss) for the three years ended March 31, 2013, 2012 and 2011; (iii) Consolidated Balance Sheets as of March 31, 2013 and 2012; (iv) Statements of Consolidated Stockholders' Equity for the three years ended March 31, 2013, 2012 and 2011; (v) Statements of Consolidated Cash Flows for the three years ended March 31, 2013, 2012 and 2011; (vi) Notes to Consolidated Financial Statements; and (vii) Schedule II - Valuation and Qualifying Accounts (submitted herewith)

* Indicates management contract or compensatory plan or arrangement.

Instruments with respect to long-term debt, the amount of securities authorized thereunder being less than ten percent of the Company's consolidated assets, have been omitted and the Company agrees to furnish such instruments to the Securities and Exchange Commission upon request.

This page intentionally left blank.

This page intentionally left blank.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday, August 8, 2013 at the Embassy Suites Raleigh-Durham/Research Triangle, Smith & Cameron Meeting Rooms, 201 Harrison Oaks Blvd., Cary, NC 27513. Formal notice of the meeting, together with a proxy statement and proxy, was mailed on or about July 8, 2013.

COMMON STOCK

Alliance One International, Inc. common stock is listed on the New York Stock Exchange (NYSE) as ticker symbol AOI.

TRANSFER AGENT AND REGISTRAR FOR THE COMMON STOCK

Inquiries concerning Alliance One International, Inc. common stock, including stock transfers, lost or stolen stock certificates, changes of address and dividend payment, should be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Shareholder Services:
Toll Free within the United States: (866) 627-2656
Outside the United States: (718) 921-8124

SEC FILINGS

The Company's Annual Report on Form 10-K and other Securities and Exchange Commission (SEC) filings are available without charge through our website at www.aointl.com or by written request addressed to:

Investor Relations
Alliance One International, Inc.
8001 Aerial Center Parkway
P. O. Box 2009
Morrisville, North Carolina 27560

GOVERNANCE DOCUMENTS

The Company's governance-related documents, including our Corporate Governance Guidelines, Code of Business Conduct, and committee charters are available without charge through our website, www.aointl.com, or by written request addressed to:

Corporate Secretary
Alliance One International, Inc.
8001 Aerial Center Parkway
P. O. Box 2009
Morrisville, North Carolina 27560

SHAREHOLDER COMMUNICATIONS

Shareholders may communicate with the Board of Directors in writing. Such communications should be sent in care of the Corporate Secretary to the address noted above.

FORWARD-LOOKING STATEMENTS

Alliance One International's 2013 Annual Report may include certain "forward-looking" statements. These forward-looking statements generally are identified by words such as "expects" or "anticipates" and words of similar effect and include statements regarding the Company's financial and operating goals. Actual results may differ materially from those expressed in any forward-looking statements due to a variety of factors, including those discussed in "Risk Factors" and elsewhere in the Annual Report and in our filings with the Securities and Exchange Commission.


ALLIANCE One

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
Phone 919-379-4300
www.aointl.com


ALLIANCE One

ALLIANCE ONE INTERNATIONAL, INC.

8001 Aerial Center Parkway
Morrisville, North Carolina 27560


SEC Mail Processing Section
RECEIVED
JUL 08 2013
Wash. DC
193

Notice of Annual Meeting of Shareholders
To be Held August 8, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Alliance One International, Inc. ("Alliance One" or the "Company"), to be held at the Embassy Suites Raleigh-Durham/Research Triangle, Smith and Cameron Rooms, 201 Harrison Oaks Boulevard, Cary, North Carolina, on Thursday, August 8, 2013 at 10:00 a.m. to:

(a) elect four directors to serve until the 2016 annual meeting, and one director to serve until the 2015 annual meeting, each as named in the accompanying proxy statement;

(b) ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 31, 2014;

(c) adopt a resolution approving, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the accompanying proxy statement;

(d) vote on a shareholder proposal requesting the preparation of annual reports on lobbying activities; and

(f) transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on June 7, 2013 will be entitled to vote at the meeting.

The Company's proxy statement and proxy are enclosed, as is the Annual Report to shareholders for the fiscal year ended March 31, 2013.

By Order of the Board of Directors

William L. O'Quinn, Jr.
Secretary

July 8, 2013

Important Notice Regarding the Availability of Proxy Materials
for
The Annual Meeting of Shareholders to be Held on August 8, 2013

The Proxy Statement and Annual Report are available on the internet at:
http://www.astproxyportal.com/ast/25603/

YOUR VOTE IS VERY IMPORTANT TO US. FOR VOTING INSTRUCTIONS, PLEASE SEE FREQUENTLY ASKED QUESTION NUMBER 5, WHICH APPEARS ON PAGE 1 OF THIS PROXY STATEMENT.

ALLIANCE ONE INTERNATIONAL, INC.
PROXY STATEMENT

TABLE OF CONTENTS

This page intentionally left blank.

FREQUENTLY ASKED QUESTIONS

1. **Who is soliciting my proxy?**
The Board of Directors is soliciting your proxy for the annual meeting of shareholders to be held on Thursday, August 8, 2013, in order to provide you the opportunity to vote on all matters scheduled to come before the meeting, whether or not you attend the meeting in person.

2. **Who pays for the solicitation of proxies?**
Alliance One bears the cost of soliciting proxies, and will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for expenses reasonably incurred by them in sending proxy materials to the beneficial owners of stock. The Company may utilize employees to solicit proxies by mail, in person or by telephone. The Company has engaged Georgeson Inc., to assist in the solicitation of proxies and provide informational support for a service fee and the reimbursement of customary disbursements that together are not expected to exceed $10,000 in the aggregate.

3. **Who is entitled to vote?**
You may vote if you owned shares of Alliance One common stock on June 7, 2013, the date established by the Board for determining shareholders entitled to vote at the annual meeting. On that date there were 87,640,640 shares of common stock outstanding and entitled to vote, with each such share having the right to one vote.

4. **What is the difference between holding shares as a registered shareholder and holding the shares in street name?**
If your shares are owned directly in your name with our transfer agent, American Stock Transfer & Trust Company ("American Stock Transfer"), you are considered a registered shareholder with respect to those shares.

   If your shares are held in a brokerage account or by a bank, you hold the shares in street name.

5. **How do I vote my shares?**
Even if you plan to attend the Annual Meeting, you are encouraged to vote your shares by proxy.

   If you are a registered shareholder, you may vote your shares: (i) by returning a properly executed proxy card in the envelope provided; or (ii) in person at the Annual Meeting.

   If you hold your shares in street name, you may vote: (i) via the internet, by telephone or by returning by mail a properly executed proxy card, depending upon the method(s) made available by your bank or broker; or (ii) in person at the Annual Meeting; however, to vote in person at the Annual Meeting you must contact your bank or broker and obtain a legal proxy to bring to the Annual Meeting.

6. **Will my shares be voted if I do not return my proxy card or instruction form?**
If you are a registered shareholder or if you hold restricted stock, your shares will not be voted unless (i) your proxy card is signed and returned, or (ii) you attend the Annual Meeting and vote in person.

   If your shares are held in street name, your shares may be voted even if you do not vote by internet, by telephone or by providing voting instructions on your proxy card. Brokerage firms have the authority under the New York Stock Exchange ("NYSE") rules to vote shares on behalf of their customers on certain "routine" matters if you do not provide the brokerage firm with voting instructions. The ratification of the selection of independent auditors is considered a routine matter for which brokerage firms may vote shares without voting instructions from the customer. The election of director nominees, the advisory vote to approve the compensation of executive officers and the vote on the shareholder proposal are not considered "routine" under NYSE rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote." *It is important therefore that you provide appropriate voting instructions to your brokerage firm with respect to your vote on these matters.*

7. **What does it mean if I receive more than one proxy card or instruction form?**
It means that you have multiple accounts with our transfer agent and/or banks or brokers. Please vote all of the shares. For assistance consolidating your accounts to the extent possible, you may contact our transfer agent, American Stock Transfer, at **1-866-627-2656**.

8. **Can I change my vote after returning my proxy card or instruction form?**
If you are a registered shareholder you may revoke your proxy at any time before it is voted. A proxy can be changed or revoked by voting in person at the Annual Meeting, delivering another later dated proxy or notifying Alliance One's Secretary in writing that you want to change or revoke your proxy.

If you hold your shares in nominee or "street name" through a bank or broker, you must follow the instructions provided by your bank or broker, or contact your bank or broker regarding the revocation of your proxy. If you have obtained a legal proxy from your bank or broker giving you the right to vote your shares, you may change your vote by attending the Annual Meeting and voting in person.

All signed proxies that have not been revoked will be voted at the meeting.

9. **How many votes are needed to hold the meeting?**
A quorum is necessary to conduct business at the annual meeting. A quorum will exist at the meeting if holders of record of a majority of the issued and outstanding shares of Alliance One common stock as of June 7, 2013 are present in person at the meeting, or represented by proxy at the meeting. For the purpose of determining whether there is a quorum at the meeting, shares represented by proxy at the meeting include shares that are voted as abstentions or with respect to which votes are withheld on a signed proxy and shares held by a broker or bank on behalf of their customers that are voted on any matter.

If a quorum is not present, the meeting may be adjourned from time to time without any further notice other than announcement at the meeting.

10. **What items of business will be conducted at the meeting?**
    - The election of four directors to serve until the 2016 annual meeting, and one director to serve until the 2015 annual meeting, or, in each case, until the election of their respective successors.
    - The ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 31, 2014.
    - The adoption of a resolution approving, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this proxy statement.
    - Vote on a shareholder proposal requesting the preparation of annual reports on lobbying activities.
    - Any other business properly brought before the meeting.

11. **How many votes are needed to elect the nominees for director?**
The election of each nominee for director requires a plurality of the votes cast by shareholders entitled to vote at the meeting. Because directors are elected by a plurality, abstentions, withheld votes and broker non-votes will have no effect on their election.

However, pursuant to the Company's Corporate Governance Guidelines, any person (including an incumbent Director) nominated for election as a Director who is elected by a plurality of votes cast for his or her election, but who does not receive a majority of the votes cast for his or her election, must promptly tender his or her resignation following certification of the shareholder vote. Thereafter, the Board, acting on the recommendation of the Governance and Nominating Committee, must determine within 90 days after the certification of the shareholder vote whether to accept the resignation.

12. **How many votes are needed to ratify the selection of Deloitte & Touche LLP as the Company's independent auditors?**
The selection of Deloitte & Touche, LLP as the Company's independent auditors will be ratified if the votes cast "For" exceed the votes cast "Against." Abstentions will not be included in the vote totals for the ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors.

13. **What are the voting choices when casting the advisory vote on the compensation of the Company's named executive officers and what is the effect of the vote?**
When voting on the compensation of the Company's named executive officers, shareholders may:

- vote in favor of the compensation of the Company's named executive officers;
- vote against the compensation of the Company's named executive officers; or
- abstain from voting.

The resolution approving, on an advisory basis, the compensation of the Company's named executive officers will be adopted if the votes cast "FOR" the resolution exceed the votes cast "AGAINST" the resolution. This vote is not binding upon the Company, the Board or the Executive Compensation Committee. Nevertheless, the Executive Compensation Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

14. **How many votes are needed to approve the shareholder proposal requesting the preparation of annual reports on lobbying activities?**
The shareholder proposal will be approved if the votes cast "FOR" exceed the votes cast "AGAINST." Abstentions and broker non-votes will not be included in the vote totals for the approval of the shareholder proposal.

15. **What are the Board's recommendations on the matters to be presented for a shareholder vote?**
The Board recommends that shareholders vote:

- "FOR" the election as directors of the five nominees named in this proxy statement;
- "FOR" ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 31, 2014;
- "FOR" adoption of a resolution approving, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this accompanying proxy statement; and
- "AGAINST" approval of the shareholder proposal requesting the preparation of annual reports on lobbying activities.

16. **What if I do not specify how I want my shares voted?**
Unless you specify to the contrary, all of your shares represented by valid proxies will be voted "**FOR**" the election of the director nominees named in this proxy statement; "**FOR**" ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors; "**FOR**" adoption of a resolution approving, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this accompanying proxy statement; "**AGAINST**" the approval of the shareholder proposal requesting the preparation of annual reports on lobbying activities; and in accordance with the discretion of the proxy holders on any other matter that properly comes before the annual meeting.

17. **How will proxies be voted on other matters that are properly brought before the meeting?**
The Company is not aware of any other business to be presented at the meeting. However, if any other matter is properly brought before the meeting, the proxies received will be voted on those items in accordance with the discretion of the proxy holders.

18. **Will the directors be present at the meeting?**
It is Alliance One's policy that directors attend the annual meetings of shareholders and we currently expect all of our directors whose service will continue after the 2013 annual meeting to attend the 2013 annual meeting.

19. **Will shareholders have an opportunity to ask questions at the meeting?**
Yes. Following action on the items to be presented to the shareholders for a vote at the meeting, Company representatives will be available to answer shareholder questions.

GOVERNANCE OF THE COMPANY

The Board fosters and encourages an environment of strong corporate governance, including disclosure controls and procedures, internal controls, fiscal accountability, high ethical standards and compliance with applicable policies, laws and regulations. Re-examining Company practices and setting new standards is an ongoing process as the area of corporate governance continues to evolve. Therefore, the Board has charged the Governance and Nominating Committee to periodically review and recommend appropriate changes to the Board's governance practices and policies.

Shareholder Access to Governance Documents

Website
The Company's governance-related documents are available on its website at www.aointl.com. Available documents include the Company's Corporate Governance Guidelines, Code of Business Conduct and charters of the Audit, Executive Compensation and Governance and Nominating Committees. When changes are made to any of these documents, updated copies are posted on the website as soon as practical thereafter.

Written Request
Copies of the Company's governance documents are also available, free of charge, by written request addressed to: Corporate Secretary, Alliance One International, Inc., 8001 Aerial Center Parkway, P. O. Box 2009, Morrisville, North Carolina 27560.

Communications to the Board of Directors

Shareholders and interested parties may communicate with the Board of Directors, any committee of the Board, the Lead Independent Director or any individual director, as appropriate. Communications must be made in writing to the Corporate Secretary, Alliance One International, Inc., 8001 Aerial Center Parkway, P. O. Box 2009, Morrisville, North Carolina 27560. The Secretary will determine in his good faith judgment which communications to relay to the applicable directors.

See the paragraphs entitled "*Shareholder Nominations - 2014 Annual Meeting*" and "*Shareholder Proposals – 2014 Annual Meeting*," for guidelines specific to those types of communications with the Board.

Code of Business Conduct

Alliance One has a Code of Business Conduct that clearly defines the Company's expectations for legal and ethical behavior on the part of every Alliance One director, officer, employee and agent. The Code of Business Conduct also governs Alliance One's principal executive officer, principal financial officer and principal accounting officer. It is designed to deter wrongdoing and promote honest and ethical business conduct in all aspects of the Company's affairs. Any waiver of the Code of Business Conduct for any director or executive officer would require approval by the Board of Directors and would be disclosed immediately thereafter to shareholders via the Company's website, www.aointl.com.

Corporate Governance Guidelines

The Alliance One Corporate Governance Guidelines, in conjunction with the charters of key Board committees, inform shareholders, employees, customers and other constituents of the Board's principles as a governing body. The Guidelines are reviewed at least annually by the Board.

Determination of Independence of Directors

For a director to be deemed "independent," the Board of Directors of Alliance One must affirmatively determine that the director has no material relationship with Alliance One either directly or as a partner, shareholder or officer of an organization that has a relationship with Alliance One. In making this determination, the Board applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer of Alliance One, is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or Chief Executive Officer will not disqualify a director from being considered independent following such employment.

- A director who receives (or whose immediate family member receives) more than $120,000 per year in direct compensation from Alliance One is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation (excluding director and committee fees and pensions or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service). Compensation received by a director for former service as an interim Chairman or Chief Executive Officer will not count toward the $120,000 limitation.

- A director who is a current partner or employee of (or whose immediate family member is a current partner of) Alliance One's internal or external auditor is not independent.

- A director who has an immediate family member who is an employee of Alliance One's internal or external auditor and who personally works on the Company's current audit is not independent.

- A director who (or whose immediate family member) was within the past three years a partner or employee of Alliance One's internal or external auditor and personally worked on the Company's audit during that time is not independent.

- A director who is employed (or whose immediate family member is employed) as an executive officer of another company where any of Alliance One's present executives serve on that company's compensation committee is not independent until three years after the end of such service or employment relationship.

- A director who is an employee (or whose immediate family member is an executive officer) of a company that makes payments to, or receives payments from, Alliance One for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues is not independent until three years after falling below such threshold.

Board Leadership Structure

The Bylaws of the Company provide that the Board shall designate a Chairman of the Board from its membership. It is the Board's preferred governance structure to separate the roles of Chairman and Chief Executive Officer ("CEO"). The Chairman presides at all meetings of the shareholders, the Board of Directors and the Executive Committee and has such other powers as are conferred upon him or her by the Board. Mark W. Kehaya currently serves as Chairman of the Board and J. Pieter Sikkel serves as President and CEO.

The Company's Corporate Governance Guidelines provide that if the current governance structure changes and the Chairman also serves as CEO, Board members should raise any issues regarding the performance or compensation of the CEO with the Chairman of the Executive Compensation Committee and all other issues should be raised with the Lead Independent Director.

The Governance and Nominating Committee annually recommends a Lead Independent Director for approval by the Board. The role of the Lead Independent Director is to preside at executive sessions of the non-management directors, act as the liaison between the non-management directors and the CEO, and consult with the Chairman and CEO on Board agendas as necessary. There is no mandatory rotation or term limit associated with the role of Lead Independent Director.

The Board's Role in Risk Oversight

Our Company faces a variety of risks, including credit, liquidity, operational, regulatory, environmental and others regularly disclosed in our public filings. The Board believes that an effective risk management system is necessary to (1) identify material risks that the Company faces, (2) communicate necessary information with respect to such risks to senior management and, as appropriate, the Board or its committees, (3) implement appropriate and responsive risk management strategies consistent with the Company's risk profile, and (4) integrate risk management into the Company's decision making.

The Board has delegated to the Audit Committee the primary responsibility for overseeing risk management. The Audit Committee is comprised solely of independent directors and, pursuant to its charter, periodically discusses policies with management with respect to risk assessment and risk management and assesses the steps management has taken to minimize such risks to the Company. The Audit Committee makes periodic reports to the Board regarding the Company's risks and regarding its analyses and conclusions as to the adequacy of the Company's risk management processes.

The Board encourages management to promote a culture that incorporates risk management into our Company's strategy and business operations. The Company maintains an active Compliance Program; at least quarterly the Company's Global Disclosure Committee conducts a thorough and detailed review of risks, including potential risks, which are systematically reported and tracked through resolution; and, finally, the Company's Risk Management Committee, comprised of senior management, actively oversees the processes by which risk assessment and risk management are undertaken.

Governance and Nominating Committee Process

Alliance One's Board of Directors has a Governance and Nominating Committee composed entirely of independent directors and governed by a charter. As stated in the charter, it is the responsibility of the Committee to identify and evaluate potential candidates to serve on the Board. Candidates may be identified through a variety of means, including professional or personal contacts of directors, shareholder recommendations or a third-party firm engaged in the recruitment of directors. The Committee engaged Korn/Ferry International to assist it in identifying potential director nominees.

Candidates are assessed by the Committee in view of the responsibilities, qualifications and independence requirements set forth in the Corporate Governance Guidelines. Candidate assessment begins with a review of the candidate's background, education, experience and other qualifications. Candidates viewed favorably by the Committee then meet, either individually or collectively, with the Chairman of the Board, the Chairman of the Governance and Nominating Committee and other directors as appropriate, prior to being recommended for election to the Board.

An invitation to join the Board of Directors is extended only after a candidate's qualifications have been reviewed by the Committee, the Committee has formally recommended the candidate to the Board for approval, and the Board has approved the candidate's election by a majority vote. Invitations are extended on behalf of the Board by the Chairman.

Director Conflicts of Interest

The Alliance One Corporate Governance Guidelines provide that if an actual or potential conflict of interest arises for a director, the director is required to promptly inform the Chief Executive Officer and the Lead Independent Director. If a significant conflict exists and cannot be resolved, the Corporate Governance Guidelines call for the director to resign. The Corporate Governance Guidelines call for all directors to recuse themselves from any discussion or decision affecting their personal, business or professional interests.

Shareholder Nominations – 2014 Annual Meeting

Any shareholder entitled to vote in the election of directors generally may nominate at a meeting one or more persons for election as a director if written notice of such nomination or nominations is delivered or mailed to the Secretary of the Corporation in accordance with the Company's Bylaws, which state that such notification must include:

- the name, age and address of each proposed nominee;
- the principal occupation of each proposed nominee;
- the nominee's qualifications to serve as a director;
- the name and residence address of the notifying shareholders;
- the number of shares owned by the notifying shareholder;
- a description of agreements or arrangements between the notifying shareholder and any other person(s) in connection with director nominations;
- a description of agreements or arrangements entered into by the notifying shareholder with the intent to mitigate loss, manage risk or benefit from changes in the stock price or increase or decrease the voting power of the notifying shareholder; and
- a representation that the notifying shareholder is a holder of record of shares of capital stock of entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to make the nominations.

To be received in accordance with the Company's Bylaws, nominations for the 2014 Annual Meeting must be received by the Secretary of the Company not later than April 10, 2014. The notice must be updated following the later of the record date or the first public announcement of the record date for the meeting to reflect changes to certain of this information. The Secretary will deliver all such notices to the Governance and Nominating Committee which will consider such candidates. The Governance and Nominating Committee shall thereafter make its recommendation to the Board of Directors, and the Board of Directors shall in turn make its determination with respect to whether such candidate should be nominated for election as a director.

Shareholder Proposals – 2014 Annual Meeting

To be considered for inclusion in the Company's proxy statement for the 2014 Annual Meeting, shareholder proposals must be submitted in writing to the Secretary of the Corporation by March 10, 2014, and must be submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, the laws of the Commonwealth of Virginia and the Bylaws of the Company.

Pursuant to the Bylaws of the Company, in order for any business to be brought before the Annual Meeting by a shareholder, the proposal must be received by the Secretary of the Company not later than April 10, 2014. The notice must include as to each matter the shareholder proposes to bring before the Annual Meeting:

- a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting;
- the name and record address of the shareholder proposing the business;
- the number of shares beneficially owned by the shareholder;
- any material interest the shareholder has in such business;
- a description of agreements or arrangements between the notifying shareholder and any other person(s) in connection with the proposal of business;
- a description of agreements or arrangements entered into by the notifying shareholder with the intent to mitigate loss, manage risk or benefit from changes in the stock price or increase or decrease the voting power of the shareholder;
- a representation that the notifying shareholder is a holder of record of shares of capital stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the business.

The notice must be updated following the later of the record date or the first public announcement of the record date for the meeting to reflect changes to certain of this information.

BOARD OF DIRECTORS

PROPOSAL ONE
ELECTION OF DIRECTORS

The Company's Bylaws currently provide that the Board of Directors consists of fourteen directors until the commencement of the annual meeting of shareholders held in 2013, at which time such number shall be eleven directors, divided into three classes as nearly equal in number as possible. Current directors Joseph L. Lanier, Jr., B. Clyde Preslar and William S. Sheridan will be retiring from the Board of Directors as of the commencement of the 2013 annual meeting. Jeffrey A. Eckmann, Carl L. Hausmann and John D. Rice joined the Board in June 2013 when the size of the Board was expanded from eleven to fourteen.

Typically, each class of directors serves for three years and one class is elected at each annual meeting. The term of directors elected by the Board between annual meetings of the shareholders expires at the next annual shareholders meeting. In order to rebalance the membership of the Board among the existing classes of directors, four directors (Ms. Fitzpatrick, and Messrs. Eckmann, Rice and Scher) have been nominated for election at the 2013 annual meeting to serve three-year terms as Class I directors, and one director (Mr. Hausmann) has been nominated for election at the 2013 annual meeting to serve a two-year term as a Class III director. Prior to becoming a director of the Company, Mr. Eckmann was recommended to the Governance and Nominating Committee by an independent director, and Messrs. Hausmann and Rice were recommended to the Governance and Nominating Committee by a third-party search firm.

Each of the five nominees is currently a director of Alliance One, with a term of office scheduled to expire at the 2013 annual meeting. The Governance and Nominating Committee has recommended to the Board of Directors and the Board of Directors has approved each of the nominees for election to the Board of Directors. The Board has determined that each of the nominees is independent from management. All nominees have consented to serve if elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

Director Biographies

The following information is furnished with respect to the nominees for election as directors at the 2013 annual meeting and the directors whose term of office will continue after the 2013 annual meeting:

Class I
Nominees for the Term Expiring in 2016

Jeffrey A. Eckmann – *Age 60, Director since June 2013*

Retired since April 2008. Group President of Reynolds American, Inc., a manufacturer of consumer tobacco products, from October 2006 to April 2008, Executive Vice President – Strategy and Business Development of Reynolds American, Inc., from January 2006 to October 2006, and Executive Vice President – Strategy, Integration, Information Technology and Business Development of Reynolds American, Inc., from September 2004 to January 2006. Senior Vice President and Chief Financial Officer of Brown & Williamson Tobacco Corporation, a manufacturer of consumer tobacco products, from January 2001 to August 2004.

Joyce L. Fitzpatrick – *Age 58, Director since 2012*

President of Fitzpatrick, Inc., a public relations firm concentrating in corporate and crisis communications, litigation support, issue management, media relations and public affairs, since 2002. Prior thereto, Ms. Fitzpatrick was a Senior Vice President at Ruder-Finn, Inc., a multinational public relations firm.

John D. Rice – *Age 59, Director since June 2013*

Retired since June 2012. Vice Chairman of Archer-Daniels-Midland Company, a Fortune 30 agribusiness, from November 2010 to June 2012. During his 36-year career with Archer-Daniels-Midland, Mr. Rice held numerous senior positions, including the roles of Executive Vice President – Commercial and Production from August 2007 to October 2010, Executive Vice President – Global Risk Management and Marketing from February 2005 to August 2007, and Senior Vice President – Corn Processing, Global BioProducts and Food from February 2000 to February 2005.

Norman A. Scher – *Age 75, Director since 1995*

Director of Special Projects for Tredegar Corporation, a manufacturer of plastic films and aluminum extrusions, since May 2011. Vice Chairman of the Board of Directors of Tredegar from March 2006 to May 2011, President and Chief Executive Officer of Tredegar from September 2001 through February 2006 and Executive Vice President and Chief Financial Officer of Tredegar from July 1989 to September 2001. Mr. Scher does not currently serve on the board of directors of any other public company, but within the last five years served as a director of Tredegar Corporation.

Class III
Nominee for the Term Expiring in 2015

Carl L. Hausmann – *Age 66, Director since June 2013*

Retired since June 2012. Managing Director – Global Government & Corporate Affairs of Bunge Limited, a leading global agribusiness and food company, from April 2010 to June 2012, having previously served as President and Chief Executive Officer of Bunge North America Inc., from January 2004 to March 2010, and President and Chief Executive Officer of Bunge Europe S.A. from October 2002 through December 2003. Prior thereto, Mr. Hausmann served as Chairman and Chief Executive Officer of Cereol SA, from June 2001 to October 2002.

Class II
Directors with a Term Expiring in 2014

C. Richard Green, Jr. – *Age 69, Director since 2003*

Retired since April 2002. Non-Executive Director of ITC Limited, a company in India engaged in operating hotels, agricultural exports and manufacturing cigarettes and paperboard, from July 1999 to April 2008. Regional Director of British American Tobacco, a multinational tobacco company, from January 1999 to April 2002. Mr. Green does not currently serve on the board of directors of any other public company, but within the last five years served as a director of ITC Limited.

Nigel G. Howard – *Age 67, Director since 2005*

Retired since December 2003. Non-Executive Chairman of Zotefoams PLC, a manufacturer of industrial foams, from January 2007 to present, and Non-Executive Director of Zotefoams from January 2006 to December 2006. Deputy Chief Executive of The Morgan Crucible Company plc, a designer, developer and supplier of products made from carbon, ceramic and magnetic materials, from September 2002 to December 2003, and Director of The Morgan Crucible Company from September 1992 to December 2003. Deputy Chairman, Assam Carbon Products, Ltd., India, March 1977 to August 2005. Mr. Howard currently serves on the board of directors of Zotefoams PLC.

J. Pieter Sikkel - *Age 49, Director since 2011*

President and Chief Executive Officer of Alliance One since March 1, 2013, having previously served as President from December 14, 2010 through February 28, 2013, as Executive Vice President – Business Strategy and Relationship Management from April 2007 through December 13, 2010, and as Regional Director of Asia from May 2005 until April 2007. Employed by Standard Commercial from January 1983 until May 2005, serving as Regional Director of Asia from March 1999 until May 2005, Country Manager of China from June 1991 until March 1999, and prior thereto in various positions in South Korea, the Philippines and Thailand.

Class III
Directors with a Term Expiring in 2015

John M. Hines – *Age 73, Director since 1995*

Private investor and consultant since 1996. Consultant to DIMON Incorporated ("DIMON"), from July 1996 to June 1998. Director and Executive Vice President of DIMON from April 1995 to June 1996, and Director, Executive Vice President and Chief Financial Officer of Monk-Austin, Inc., a NYSE-listed predecessor to DIMON, from 1992 to 1995.

Mark W. Kehaya – *Age 45, Director since 2005*

A founding partner of Meriturn Partners, LLC, an investment firm specializing in restructurings and turnarounds of middle-market companies, since January 2002. Mr. Kehaya served as Alliance One's Interim Chief Executive Officer from December 14, 2010 through February 28, 2013. President, Chief Executive Officer and Chief Operating Officer of Eturn Communications, Inc., a software solutions provider, from November 2000 to October 2001; and from April 1993 until March 2000, employed by Standard Commercial Corporation ("Standard Commercial"), serving variously as Assistant to the President, Finance Director of the Tobacco Division, Vice President - Planning, and as Chief Executive Officer of Standard Commercial's tobacco processing facility in St. Petersburg, Russia.

Martin R. Wade, III – *Age 64, Director since 2001*

President and Chief Executive Officer of Broadcaster, Inc. (formerly International Microcomputer Software Inc.), a company engaged in the game development and telecommunications businesses, since September 2006, and Chief Executive Officer of International Microcomputer Software Inc., since September 2001. Director, President and Chief Executive Officer of Digital Creative Development Corporation (DC2), a developer of entertainment content companies focusing on broadband content delivery and providing Internet-related business-to-business services, from May 2001 to August 2001. Director and Executive Vice President of DC2 from June 2000 to April 2001. Managing Director of Prudential Securities, Inc., a global securities firm, from May 1998 to June 2000. Mr. Wade currently serves on the board of directors of Broadcaster, Inc. and RDA Holding Co., and within the last five years has been a director of Advaxis, Inc., Command Security Corporation and Nexmed, Inc.

Director Qualifications

The Company's Corporate Governance Guidelines require that our directors have diverse professional backgrounds, combine a broad spectrum of experience and expertise and possess a reputation for the highest personal and professional ethics, integrity and values. The Governance and Nominating Committee is responsible for identifying specific skills and characteristics that may be sought in light of the current make-up of the Board and its anticipated needs going forward, and considers factors including experience in areas relevant to the strategy and operations of the Company's businesses, particularly the tobacco industry, the ability to actively participate in and contribute to the deliberations of the Board, international business experience, the capacity and desire to represent the balanced, best interest of the shareholders, the ability to exercise independent judgment and decision making, the time available to devote to the responsibilities of a director and the Board's diversity of background, personal and professional experience, gender and ethnicity. Determination of whether an individual meets these qualifications is made in the business judgment of the Board. The Corporate Governance Guidelines do not include any limitations on the age of director nominees.

The Company believes that the Board meets the foregoing criteria and that, additionally, its members as a whole encompass a range of talent, skill, diversity and expertise enabling it to provide sound guidance with respect to the Company's operations and interests. Potential candidates for membership on the Company's Board are reviewed in the context of the current composition of the Board and the evolving needs of the Company. It is the Company's policy to have a majority of directors qualify as "Independent" under the listing requirements of the New York Stock Exchange and the Company's own Corporate Governance Guidelines. The Governance and Nominating Committee identifies candidates for election to the Board of Directors; reviews their skills, characteristics and experience; and recommends nominees for director to the Board for approval.

Each of the nominees for election as a director at the 2013 annual meeting and each of the Company's current directors who will continue in office after the 2013 annual meeting hold or has held senior executive positions in large, complex organizations. In these positions they have also gained experience in core management skills such as strategic and financial planning, financial reporting, corporate governance, risk management and leadership development.

Several of our directors have direct experience in the tobacco industry in addition to their service as a director of our Company or one of its corporate predecessors. Mr. Hines has served as an Executive Vice President of, and a consultant to one of our corporate predecessors, as well as serving as a consultant to other businesses. Mr. Kehaya, prior to his service as the Company's Interim Chief Executive Officer between December 2010 and February 2013, served in various management capacities for one of our corporate predecessors, including managing a tobacco processing facility in St. Petersburg, Russia; and has financial experience as a partner at Meriturn Partners, LLC and operating experience as Chief Executive Officer and Chief Operating Officer of Eturn Communications. Mr. Green has significant management experience in the tobacco industry, having served for many years as an executive of British American Tobacco and as a director of ITC Limited (India). Mr. Eckmann served in multiple executive capacities with both Reynolds American and Brown & Williamson, and also has substantial accounting and financial experience as the former Chief Financial Officer of Brown & Williamson. Mr. Sikkel has extensive tobacco industry experience, having served for over twenty years in management positions in the Company and one of our corporate predecessors.

Other directors have considerable managerial and other experience as executives in a broad range of industries. Mr. Wade has substantial managerial and operating experience as Chief Executive Officer of several firms and financial experience as a managing director of Prudential Securities. Mr. Rice has an extensive background in the operation and management of a multinational agribusiness, with multiple executive positions, including Vice Chair, over his 36-year career with Archer-Daniels-Midland. Mr. Hausmann similarly has extensive experience in managing global agribusiness organizations, including his service as President and Chief Executive Officer of Bunge North America and Chief Executive Officer of Cereol SA, as well as a depth in government and corporate affairs from his service as Managing Director of these functions at Bunge Limited. Mr. Scher has considerable managerial, operational and financial experience from his service in various executive capacities with Tredegar Corporation, including five years as its Chief Executive Officer and the prior twelve years as its Chief Financial Officer. Mr. Howard has significant managerial and international business experience as an executive of Morgan Crucible Company PLC and Assam Carbon Products, Ltd., India. Ms. Fitzpatrick combines executive experience as the president of a corporate communications firm for the past 10 years, and as an officer of a multinational public relations firm before that, with a depth of expertise and public relations experience developed over a more than 25 year career of providing strategic advice to corporations, universities and non-profit organizations.

In connection with his service as a partner at Meriturn Partners, LLC, an investment firm specializing in restructurings and turnarounds of middle-market companies, Mr. Kehaya served as interim Chief Executive Officer of Prime Tanning Co., Inc., between March 2009 and December 2009, until a permanent replacement could be found. On November 16, 2010, Prime Tanning Co., Inc., filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Maine.

The Governance and Nominating Committee and the Board believe that each of the nominees and the continuing directors has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; diversity of origin, background, experience and thought; and the commitment to devote significant time and energy to service on the Board and its Committees. Consideration of the specific experiences, qualifications and skills of the directors as listed above, as well as the common attributes listed in this paragraph, led to the conclusion that each of the nominees and continuing directors should serve as a director of the Company.

Board Diversity

Historically, the Board has implemented and assessed the effectiveness of its guideline to achieve diversity in professional backgrounds by reviewing and evaluating information detailing the positions held by incumbent directors and proposed director candidates, as well as the industries in which they work or had worked in the past. The Company's Corporate Governance Guidelines provide that diversity of gender and ethnicity are factors that the Governance and Nominating Committee may consider in recommending nominees for election to the Board. These factors were considered by the Governance and Nominating Committee in making its recommendation that each of Jeffrey A. Eckmann, Joyce L. Fitzpatrick, Carl L. Hausmann, John D. Rice and Norman A. Scher be nominated for re-election to the Board. By the inclusion of these provisions to the Corporate Governance Guidelines, the Board encourages consideration of these factors, but does not anticipate that consideration of such matters of diversity would, of itself, result in the displacement of qualified incumbent directors. Instead, the Board anticipates that these factors have the most impact in the evaluation of new candidates joining the Board. The Board believes that the addition of Ms. Fitzpatrick contributes to the Board's diversity.

Independence

The Board has affirmatively determined that the directors and nominees listed herein, with the exception of Mr. Kehaya who served as Interim Chief Executive Officer of the Company between December 2010 and February 2013, and Mr. Sikkel who is currently President and Chief Executive Officer of the Company, are independent as that term is defined under the Corporate Governance Standards of the New York Stock Exchange.

Director Stock Ownership Guidelines

In November 2012, the Board of Directors adopted amended stock ownership guidelines pursuant to which each then-incumbent non-management director has until three years thereafter, and each director elected after November 2012 has three years after the individual becomes a director, to accumulate ownership of Alliance One common stock having a market value that equals or exceeds three (3) times the then-current annual base cash retainer (excluding committee fees and equity grants) payable to non-management directors for their service on the Board. Shares held by immediate family members residing in the same household, shares of restricted stock (whether vested or unvested), and shares held in trust for the benefit of the director count toward the threshold established under such stock ownership guidelines. As of March 31, 2013, each of the non-management directors then in office owned shares in excess of the amount specified by the guidelines, other than Ms. Fitzpatrick, who has been a director for less than three years and is making progress toward the ownership threshold established by the guidelines.

Board Committees and Membership

The Board has standing Audit, Executive, Executive Compensation and Governance and Nominating Committees. With the exception of the Executive Committee, each committee operates under a charter approved by the Board. Such charters, containing descriptions of the committees' responsibilities, are available on our website, www.aointl.com. All members of the Audit, Executive Compensation and Governance and Nominating Committees meet the requirements for independence set forth by the New York Stock Exchange in Section 303A.02 of the Listed Company Manual. Further, the Board has determined that each member of the Audit Committee meets the additional requirements for independence set forth by the New York Stock Exchange in Section 303A.07 of the Listed Company Manual, and that each member of the Executive Compensation Committee meets the additional requirements for independence set forth by the New York Stock Exchange in Section 303A.05 of the Listed Company Manual.

The following table indicates the current membership of, and number of meetings held during fiscal year 2013 by, each current committee of the Board. The Board anticipates that the membership of these committees will be adjusted following the 2013 annual meeting to reflect the retirement of Messrs. Lanier, Preslar and Sheridan and the recent additions of Messrs. Eckmann, Hausmann and Rice who have not yet been appointed to any committees.

Name	**Audit**	**Executive**	**Executive Compensation**	**Governance and Nominating**
Ms. Fitzpatrick			X	X
Mr. Green			X	X
Mr. Hines			X	X*
Mr. Howard			X*	
Mr. Kehaya		X*		
Mr. Lanier		X	X	
Mr. Preslar	X*			
Mr. Scher	X			X
Mr. Sheridan	X	X		
Mr. Sikkel		X		
Mr. Wade	X			X
FY2013 Meetings *Chair	7	0	7	8

The **Audit Committee** currently consists of Mr. Preslar (Chairman), Mr. Scher, Mr. Sheridan and Mr. Wade. This Committee's principal responsibilities include overseeing accounting policies, auditing and reporting practices; selecting, overseeing, evaluating, compensating and replacing independent auditors; overseeing the internal audit function; evaluating the adequacy and effectiveness of internal controls and risk management policies; overseeing compliance with legal and regulatory requirements; providing for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters; and preparing a committee report for inclusion in the annual proxy statement.

The **Executive Committee** currently consists of Mr. Kehaya (Chairman), Mr. Lanier, Mr. Sheridan and Mr. Sikkel. This Committee meets on call and has the authority to act on behalf of the Board when the full Board is not in session.

The **Executive Compensation Committee** currently consists of Mr. Howard (Chairman), Ms. Fitzpatrick, Mr. Green, Mr. Hines and Mr. Lanier. This Committee's principal responsibilities include reviewing and approving incentive compensation and equity-based plans consistent with shareholder-approved plans; where appropriate, making recommendations to the Board with respect to new incentive compensation plans and equity-based plans for Board or shareholder approval; reviewing and approving salaries and incentive awards for executive officers; reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer; evaluating CEO performance; recommending to the independent directors the compensation of the CEO, including base salary and incentive awards; and preparing a committee report on executive compensation for inclusion in the annual proxy statement.

The **Governance and Nominating Committee** currently consists of Mr. Hines (Chairman), Ms. Fitzpatrick, Mr. Green, Mr. Scher and Mr. Wade. This Committee's principal responsibilities include analyzing the structure, size and composition of the Board; developing and monitoring director selection criteria; identifying, recruiting, evaluating and recommending to the Board qualified nominees for election to the Board of Directors at the Annual Meeting of Shareholders; reviewing and recommending to the Board Corporate Governance Guidelines; overseeing the adoption and periodic review of committee charters; overseeing the Company's Compliance Program; recommending to the Board, when appropriate, the removal of a director; recommending to the Board directors to serve as Chairman, Lead Independent Director, committee chairs and committee members; recommending to the Board the retirement policy and remuneration of non-employee directors; providing for Board and committee self-evaluations; and reporting to the Board its conclusions regarding the Board's effectiveness and performance.

Board Meetings

Alliance One's non-management directors, all of whom are independent as that term is defined by the Corporate Governance Standards of the New York Stock Exchange, meet regularly in executive session. In accordance with Alliance One's Corporate Governance Guidelines, the Lead Independent Director presides at executive sessions of non-management directors. During fiscal year 2013, Mr. Sheridan served as Lead Independent Director. The Board typically determines the Lead Independent Director at the first meeting of the Board of Directors following the annual shareholders meeting in conjunction with committee assignments.

During fiscal year 2013, there were seven meetings of the Board of Directors, and no director attended fewer than 75% of the aggregate of all meetings of the Board of Directors and the committees on which he or she served. All eleven directors then in office attended the 2012 annual meeting.

Compensation of Directors

Directors who are employees of the Company or its subsidiaries or who serve as paid consultants to the Company are not compensated for their services as director. The following table represents the fiscal year 2013 compensation for all directors then in office other than Mr. Sikkel and Mr. Kehaya. Compensation information for Mr. Sikkel and for Mr. Kehaya, including director fees Mr. Kehaya received in fiscal year 2013 after ceasing his service as Interim Chief Executive Officer, is disclosed herein under the section entitled "*Executive Compensation Tables*." The following table does not include Messrs. Eckmann, Hausmann and Rice as such directors joined the Board after the conclusion of the 2013 fiscal year.

Director Compensation

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	Total
Joyce L. Fitzpatrick	$52,393	$53,754	-	$106,147
C. Richard Green	$69,500	$53,754	-	$123,254
John M. Hines	$74,500	$53,754	-	$128,254
Nigel G. Howard	$69,500	$53,754	-	$123,254
Joseph L. Lanier, Jr.	$65,000	$53,754	-	$118,754
B. Clyde Preslar	$72,000	$53,754	-	$125,754
Norman A. Scher	$69,500	$53,754	-	$123,254
William S. Sheridan	$75,000	$53,754	-	$128,754
Martin R. Wade, III	$69,500	$53,754	-	$123,254

(1) Independent directors received fees based on the following annual retainer schedule:

Type of Service	Annual Retainer
Board Member	$50,000
Lead Independent Director	$10,000
Audit Committee Member	$12,000
Audit Committee Chairman	$10,000
Executive Committee Member	$3,000
Executive Committee Chairman	$5,000
Executive Compensation Committee Member	$12,000
Executive Compensation Committee Chairman	$7,500
Governance & Nominating Committee Member	$7,500
Governance & Nominating Committee Chairman	$5,000

(2) Pursuant to the Incentive Plan initially approved by shareholders on August 16, 2007, as amended and restated with shareholder approval on August 11, 2011 (the "2007 Incentive Plan"), non-employee directors may be granted common stock, performance shares or options to purchase common stock for a per share exercise price equal to the fair market value of one share of common stock on the date of the grant. On August 9, 2012, pursuant to the Incentive Plan and upon approval by the Board, each non-employee director, other than Mr. Kehaya, was awarded 18,600 shares of restricted stock. The restricted stock has a vesting date of one year from the date of grant. The values shown for the restricted stock reflect the grant date fair value of awards determined in accordance with ASC Topic 718. For a discussion of the assumptions used in the valuation of these awards, see Note 11 of Notes to Consolidated Financial Statements included in Alliance One's Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

OWNERSHIP OF EQUITY SECURITIES

Stock Ownership of Management

The following table provides information as of April 30, 2013, with respect to the direct and indirect ownership of common stock by (1) each director and nominee for director; (2) each of the Company's named executive officers; and (3) all directors, nominees and executive officers of the Company as a group. On April 30, 2013, there were 87,640,640 shares of Alliance One common stock outstanding, which number does not include shares owned by wholly-owned subsidiaries of the Company which are not entitled to vote their shares or to receive any dividends with respect to such shares.

Name of Beneficial Owner	Number of Shares with Sole Voting and Investment Power [1]	Number of Shares with Shared Voting and Investment Power [2]	Number of Shares Beneficially Owned[1][2]	Percent of Class [1][2]
Jose Maria Costa Garcia	122,347	-	122,347	*
J. Henry Denny	325,775	-	325,775	*
Jeffrey A. Eckmann	-	-	-	-
Joyce L. Fitzpatrick	18,600	-	18,600	*
C. Richard Green, Jr.	102,800	10,000	112,800	*
Carl L. Hausmann	-	-	-	-
John M. Hines	57,409	74,000	131,409	*
Nigel G. Howard	93,516	-	93,516	*
Mark W. Kehaya	1,597,809	3,877,413	5,475,222[3]	6.23%
Joseph L. Lanier, Jr.	216,774	-	216,774	*
William L. O'Quinn, Jr.	98,206	-	98,206	*
B. Clyde Preslar	123,537	3,000	126,537	*
John D. Rice	-	-	-	-
Norman A. Scher	115,263	-	115,263	*
Robert A. Sheets	372,097	-	372,097	*
William S. Sheridan	31,149	103,940	135,089	*
J. Pieter Sikkel	423,691	-	423,691	*
Martin R. Wade, III	86,600	-	86,600	*
Executive Officers, Directors and Nominees for Director as a Group (includes 18 people total)	3,785,573	4,068,353	7,853,926	8.83%

* Less than 1%.

(1) Includes shares of common stock that may be acquired upon exercise of options that are currently exercisable or will become exercisable within sixty days of April 30, 2013, as follows: Mr. Costa Garcia, 79,675 shares; Mr. Denny, 283,000 shares; Mr. Eckmann, 0 shares; Mrs. Fitzpatrick, 0 shares; Mr. Green, 4,500 shares; Mr. Hausmann, 0 shares; Mr. Hines, 4,500 shares; Mr. Howard, 0 shares; Mr. Kehaya, 204,500 shares; Mr. Lanier, 4,500 shares; Mr. O'Quinn, 84,300 shares; Mr. Preslar, 4,500 shares; Mr. Rice, 0 shares; Mr. Scher, 4,500 shares; Mr. Sheets, 300,000 shares; Mr. Sheridan, 4,500 shares; Mr. Sikkel, 376,750 shares; Mr. Wade, 4,500 shares; and the executive officers, directors and nominees as a group, 1,280,050 shares.

Also includes restricted shares of common stock held as of April 30, 2013, as follows: Mr. Costa Garcia, 0 shares; Mr. Denny, 0 shares; Mr. Eckmann, 0 shares; Mrs. Fitzpatrick, 18,600 shares; Mr. Green, 18,600 shares; Mr. Hausmann, 0 shares; Mr. Hines, 18,600 shares; Mr. Howard, 18,600 shares; Mr. Kehaya, 0 shares; Mr. Lanier, 18,600 shares; Mr. O'Quinn, 0 shares; Mr. Preslar, 18,600 shares; Mr. Rice, 0 shares; Mr. Scher, 18,600 shares; Mr. Sheets, 0 shares; Mr. Sheridan, 18,600 shares; Mr. Sikkel, 0 shares; Mr. Wade, 18,600 shares; and the executive officers, directors and nominees as a group, 148,800 shares.

No restricted shares were awarded to executive officers in fiscal 2011, 2012 or 2013. The restricted shares awarded to non-employee directors remain restricted for one year from the date of the award, provided the recipient remains on the Board of the Company. Each of the recipients retains the right to vote the shares and receive any dividends on the shares until the shares are forfeited. The restricted shares cannot be transferred or assigned before they vest.

This number also includes shares owned by minor child(ren) of the reporting person, or held in a trust or other estate planning vehicle over which the reporting person is understood to have sole voting and investment power.

(2) Includes shares owned by the spouse of the reporting person, either directly, jointly with the reporting person or as custodian for the minor child(ren) of the reporting person.

(3) For Mr. Kehaya, the amount shown includes: (1) 1,089,259 shares held directly by Mr. Kehaya over which he has sole voting and dispositive power; (2) an aggregate of 10,874 shares held by Mr. Kehaya's spouse as custodian for his children that Mr. Kehaya may be deemed to beneficially own; (3) 3,950 shares owned indirectly through a 401(k) plan; (4) 204,500 shares subject to presently exercisable options held by Mr. Kehaya; (5) 5,490 shares owned by Mr. Kehaya's spouse that he may be deemed to beneficially own; (6) 300,100 shares held by trusts of which Mr. Kehaya as co-trustee has sole voting and dispositive power; and (7) 3,861,049 shares held by various trusts of which Mr. Kehaya is a co-trustee and over which he has shared voting and dispositive power.

Policies Prohibiting Hedging and Pledging Activities

The Company has adopted policies prohibiting directors and executive officers from engaging in any hedging or monetization transactions with respect to the Company's securities, including, but not limited to, through the use of financial instruments such as exchange funds, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments, or through the establishment of a short position in the Company's securities. In addition, the Company has adopted policies prohibiting directors and executive officers from pledging any Company stock, including without limitation, through the holding of the Company's securities in margin accounts.

Stock Ownership of Certain Beneficial Owners

The following table sets forth the only persons known to the Company to be the beneficial owner of more than five percent of the outstanding shares of common stock of the Company as of the dates set forth in the footnotes to the table:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
The Baupost Group, L.L.C., et al. [2] 10 St. James Avenue, Suite 1700 Boston, Massachusetts 02116	8,786,700	10.03%
Donald Smith & Co., Inc. et al. [3] 152 West 57th Street New York, New York 10019	8,549,404	9.76%
Fine Capital Partners, L.P., et al. [4] 590 Madison Avenue, 27th Floor New York, New York 10022	8,338,410	9.51%
BlackRock Inc. [5] 40 East 52nd Street New York, NY 10022	6,779,782	7.74%
T. Rowe Price Associates, Inc. [6] 100 E. Pratt Street Baltimore, Maryland 21202	5,480,700	6.25%
Mark W. Kehaya [7] 234 Fayetteville Street Mall, Sixth Floor Raleigh, North Carolina 27601	5,475,222	6.23%
Dimensional Fund Advisors LP [8] Palisades West, Building One, 6300 Bee Cave Road Austin, Texas, 78746	5,110,871	5.83%
The Vanguard Group [9] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	5,003,659	5.71%

(1) All percentages are based on 87,640,640 shares of Alliance One common stock outstanding on April 30, 2013, which number does not include shares owned by wholly-owned subsidiaries of the Company which are not

entitled to vote their shares or to receive any dividends with respect to such shares.

(2) Based solely on a Form 13F filed on February 13, 2013 reporting information as of December 31, 2012 and a Schedule 13G/A filed on December 9, 2010, reporting information as of November 30, 2010, that collectively indicate that The Baupost Group, L.L.C., SAK Corporation and Seth A. Klarman are the beneficial owners of 8,786,700 shares, and have shared voting power and shared dispositive power over all such shares.

(3) Based solely on a Schedule 13G jointly filed by Donald Smith & Co., Inc. and Donald Smith Long/Short Equities Fund, L.P., filed on February 13, 2013, reporting information as of December 31, 2012, that indicates that Donald Smith & Co., Inc. has sole power to vote 6,741,556 shares and sole dispositive power over 8,549,404 shares, Donald Smith Long/Short Equities Fund, L.P. has sole power to vote 35,032 shares and that such persons have sole dispositive power over 8,549,404 shares.

(4) Based solely on a Schedule 13G/A filed on February 14, 2013, reporting information as of December 31, 2012, that indicates that Fine Capital Partners, L.P., Fine Capital Advisors, LLC and Debra Fine are the beneficial owners of 8,338,410 shares, and have shared voting power and shared dispositive power over all such shares.

(5) Based on a Schedule 13G/A filed by BlackRock, Inc. on February 8, 2013, reporting information as of December 31, 2012, such person beneficially owned 6,779,782 shares, having sole voting power and sole dispositive power over all such shares.

(6) Based solely on a Schedule 13G/A filed on February 11, 2013, reporting information as of December 31, 2012, that indicates that T. Rowe Price Associates, Inc. ("Price Associates"), is the beneficial owner of 5,480,700 shares and has sole voting power over 1,895,400 shares and sole dispositive power over 5,480,700 shares. The Company has been advised by Price Associates that these shares are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such shares; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such shares.

(7) For Mr. Kehaya, the amount shown includes: (1) 1,089,259 shares held directly by Mr. Kehaya over which he has sole voting and dispositive power; (2) an aggregate of 10,874 shares held by Mr. Kehaya's spouse as custodian for his children that Mr. Kehaya may be deemed to beneficially own; (3) 3,950 shares owned indirectly through a 401(k) plan; (4) 204,500 shares subject to presently exercisable options held by Mr. Kehaya; (5) 5,490 shares owned by Mr. Kehaya's spouse that he may be deemed to beneficially own; (6) 300,100 shares held by trusts of which Mr. Kehaya as co-trustee has sole voting and dispositive power; and (7) 3,861,049 shares held by various trusts of which Mr. Kehaya is a co-trustee and over which he has shared voting and dispositive power.

(8) Based solely on a Schedule 13G/A filed by Dimensional Fund Advisors LP on February 11, 2013, reporting information as of December 31, 2012, such person beneficially owned 5,110,871 shares, having sole voting power over 5,065,341 shares and sole dispositive power over 5,110,871 shares.

(9) Based solely on a Schedule 13G/A filed by The Vanguard Group on February 22, 2013, reporting information as of December 31, 2012, such person beneficially owned 5,003,659 shares, having sole voting power over 132,043 shares, sole dispositive power over 4,877,716 shares and shared dispositive power over 125,943 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company believes that during the fiscal year ended March 31, 2013, all reports for the Company's executive officers and directors that were required to be filed under Section 16(a) of the Securities Exchange Act of 1934 were filed on a timely basis, except that Jose Maria Costa Garcia, Executive Vice President -- Global Operations and Supply Chain, was late in filing a Form 4 to report the vesting of restricted stock units awarded by the Company and the surrender of shares to the Company for income tax withholding in connection with the vesting of that award.

AUDIT MATTERS

Audit Committee Members and Meetings

Alliance One's Board of Directors has an Audit Committee that is composed of Mr. Preslar (Chairman) and Messrs. Scher, Sheridan and Wade. The Committee met seven times during fiscal year 2013.

Financial Literacy and Expertise

The Board, upon recommendation of the Governance and Nominating Committee, has determined that each member of the Audit Committee is financially literate as that term is interpreted by the Board in its business judgment. The Board has further determined that each of Mr. Preslar, Mr. Sheridan and Mr. Wade meet the requirements of an audit committee financial expert, as that term is defined by the SEC in Item 407 of Regulation S-K. As stated above, Mr. Preslar, Mr. Sheridan and Mr. Wade have been determined to be independent from management in accordance with the categorical standards described above and the NYSE listed company guidelines.

Other Audit Committee Service

The Company currently does not limit the number of audit committees on which its Audit Committee members may serve. However, the Audit Committee charter approved by the Board stipulates that, if an Audit Committee member simultaneously serves on the audit committee of more than three public companies, the Board must determine that such simultaneous service would not impair the ability of the director to effectively serve on the Company's Audit Committee and disclose such determination in the annual proxy statement. None of the Audit Committee members currently serves on more than three audit committees of public companies.

Audit Committee Functions

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's accounting and financial reporting practices, and the quality and integrity of the Company's financial reports. This includes the oversight of Alliance One's financial statements provided to any governmental or regulatory body, the public or other users; the effectiveness of Alliance One's internal control process; and Alliance One's engagement of independent auditors. The Committee's functions are described more fully in the section entitled "*Board Committees and Membership*."

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities the Committee reviewed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee including, but not limited to, the standards of the Public Company Accounting Oversight Board regarding Statement on Auditing Standards No. 114, and the Committee has discussed any items required to be communicated to it by the independent auditors in accordance with regulations promulgated by the Securities and Exchange Commission and the Public Company Accounting Oversight Board and standards established by the American Institute of Certified Public Accountants and the Independence Standards Board.

The Committee has received from the independent auditors a letter describing any relationships with the Company that may bear on their independence and has discussed with the independent auditors the auditors' independence from the Company and its management. The Committee has pre-approved all fiscal year 2013 audit and permissible non-audit services provided by the independent auditors and the fees for those services. As part of this process, the Committee has reviewed the audit fees of the independent auditors. It has also reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent auditors from performing specified services that might impair their independence as well as compliance with the Company's and the Committee's policies.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2013 for filing with the Securities and Exchange Commission.

Audit Committee:

B. Clyde Preslar, Chairman
Norman A. Scher
William S. Sheridan
Martin R. Wade, III

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services to be provided by the independent auditors. These services include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent auditors and management to report at Audit Committee meetings throughout the year on the actual fees charged for each category of service.

During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those instances the Audit Committee requires specific pre-approval before engagement. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chairman of the Audit Committee must report on such pre-approvals at the next scheduled Audit Committee meeting.

Independent Auditors

Deloitte & Touche LLP ("Deloitte & Touche"), audited the Company's accounts for the fiscal years ended March 31, 2013 and March 31, 2012; and, as more fully described below in Proposal Two, has been selected by the Audit Committee to serve as Alliance One's independent auditors for the fiscal year ending March 31, 2014.

Audit and Non-Audit Fees

Set forth below are the fees billed to the Company by Deloitte & Touche in connection with services rendered during the fiscal years ended March 31, 2012 and March 31, 2013:

	FY 2012	FY 2013
Audit Fees(1)	**$2,618,188**	**$3,671,499**
Audit-Related Fees(2)	**17,309**	**16,127**
Tax Fees(3)	**332,717**	**163,757**
All Other Fees(4)	**2,250**	**3,525**
Total	**$2,970,464**	**$3,854,908**

(1) *Audit Fees*. Audit Fees consist of professional services rendered in the audit of the Company's annual financial statements, review of the Company's quarterly financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, such as comfort letters, statutory audits, attest services, consents and assistance with reporting requirements.

(2) *Audit-Related Fees.* Audit-Related Fees consist of assurance and related services performed by the independent auditor that are reasonably related to the performance of the audit or review of financial statements and may include, among others, employee benefit plan audits, due diligence related to mergers and acquisitions, internal control reviews and consultation regarding financial accounting and reporting standards.

[3] *Tax Fees.* Tax Fees consist of services performed by the independent auditor for tax compliance, tax planning and tax advice.

[4] *All Other Fees.* Amounts paid to Deloitte & Touche during fiscal year 2012 relate to consulting services rendered on internal controls issues in connection with the Company's implementation of SAP, while amounts paid to Deloitte & Touche during fiscal year 2013 pertain to assistance with system configuration and data migration issues in connection with an SAP upgrade. There were no fees billed or services rendered by Deloitte & Touche during fiscal years 2012 and 2013 other than those described above.

PROPOSAL TWO
RATIFICATION OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS

The Audit Committee has selected the firm of Deloitte & Touche to serve as the Company's independent auditors for the fiscal year ending March 31, 2014, and has directed that management submit the selection of independent auditors to the shareholders for ratification at the Annual Meeting. Representatives of Deloitte & Touche are expected to attend the shareholder meeting, will have an opportunity to make a statement if they so desire, and will also be available to respond to appropriate questions.

Shareholder ratification of the selection of Deloitte & Touche as the Company's independent auditors is not required by the Company's bylaws or otherwise. However, we are submitting the selection of Deloitte & Touche to the shareholders for ratification as a matter of good corporate practice. If the appointment of Deloitte & Touche is not ratified by the shareholders, the Audit Committee will reconsider whether or not to retain Deloitte & Touche. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent audit firm at any time during the year if it is determined that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2014.

PROPOSAL THREE
ADVISORY VOTE ON THE
COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the Company is required to provide shareholders with the opportunity to cast an advisory vote on compensation to our Named Executive Officers as reported in this proxy statement (sometimes referred to as "say on pay"). Accordingly, the following resolution will be presented to the shareholders at the annual meeting:

> "Resolved, that the shareholders hereby approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed, pursuant to Item 402 of Regulation S-K of the Securities and Exchange Commission, in the Company's proxy statement for the 2013 annual meeting of shareholders."

This advisory vote is nonbinding on the Company; however, the Board and the Executive Compensation Committee, which is comprised of independent directors, will take into account the outcome of the vote when considering future executive compensation decisions.

As described in detail below under the section entitled "*Executive Compensation—Compensation Discussion and Analysis*," our executive compensation program is designed to tie pay to performance. For fiscal year 2013, the annual and long-term incentive plans and underlying metrics were focused on company performance to drive long-term shareholder value. The annual incentive plan and the targets for the Named Executive Officers, other than the Interim CEO and the Senior Vice President, Chief Legal Officer and Secretary, are viewed as long-term in nature, but are measured annually.

For the most recent fiscal year the Company reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of $219,102,000 and a consolidated leverage ratio of 5.34, which were below the Company's threshold expectations when financial performance objectives underlying annual and long-term incentive awards maturing for fiscal year 2013 had been set. As a result of this performance, the Company's Named

Executive Officers that had an annual incentive plan target tied to EBITDA and consolidated leverage ratio received no annual incentive plan compensation payout for fiscal year 2013.

For the most recent fiscal year, the Company reported consolidated earnings before interest and taxes (EBIT) of $167,702,000 and economic profit of $(81,891,000), which were below the Company's threshold expectations when financial performance objectives underlying annual incentive awards for fiscal year 2013 had been set. As a result of this performance, the Company's Named Executive Officer that had an annual incentive plan target tied to EBIT and economic profit received no annual incentive plan compensation payout for fiscal year 2013.

In addition, as a result of not achieving financial metrics, long-term performance-contingent share units awarded in fiscal year 2011 with vesting based on fiscal year 2013 performance were not earned and were cancelled.

While no annual incentive compensation payouts resulted from the financial metrics for fiscal year 2013 for any of the Named Executive Officers, with the transition of Mr. Sikkel to President and CEO marking an end to the major restructuring that began in fiscal year 2011, on February 5, 2013, the Committee approved one-time special bonuses for Messrs. Sikkel, Sheets and Denny in the amounts of $300,000, $300,000 and $250,000, respectively. The special bonuses were made to recognize these three executives for their leadership, contributions and efforts during the restructuring, as well as to emphasize that retaining their leadership continuity is imperative to maintaining the momentum gained from the restructuring.

Further, the Committee approved one-time special bonuses in the amount of $125,000 each for Messrs. Costa Garcia and O'Quinn to be paid in July 2013. These special bonuses were made to recognize these two executives for their contributions, dedication and commitment during the challenging fiscal year.

We believe that our compensation program, with its balance of short-term incentives and long-term incentives and of cash and equity compensation, along with share ownership requirements, reward sustained performance that is significantly aligned with long-term shareholder interests. We have concluded that the compensation paid or awarded to each executive officer for the most recent fiscal year was reasonable and appropriate. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure included in this proxy statement.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE RESOLUTION APPROVING, ON AN ADVISORY BASIS, OF THE COMPENSATION PAID TO THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following sections contain the Compensation Discussion and Analysis ("CD&A"). This CD&A provides an overview and analysis of the Company's fiscal year 2013 executive compensation program and the material compensation decisions that were made for our principal executive officer and our other executive officers named in the "*Summary Compensation Table*" in the following section "*Executive Compensation Tables*." This group of executive officers is collectively referred to as the "Named Executive Officers" throughout this document. During fiscal year 2013, our Named Executive Officers were:

- J. Pieter Sikkel, President and Chief Executive Officer (principal executive officer)
- Robert A. Sheets, Executive Vice President, Chief Financial Officer and Chief Administrative Officer (principal financial officer)
- J. Henry Denny, Executive Vice President – Business Relationship Management and Leaf
- Jose Maria Costa Garcia, Executive Vice President – Global Operations and Supply Chain
- William L. O'Quinn, Jr., Senior Vice President, Chief Legal Officer and Secretary
- Mark W. Kehaya, Chairman and former Interim Chief Executive Officer ("Interim CEO") (former principal executive officer)

Mr. Sikkel was named President and Chief Executive Officer effective March 1, 2013.

Mr. Kehaya, Chairman and Interim CEO since December 14, 2010, ceased to serve as Interim CEO effective February 28, 2013. In connection with Mr. Kehaya's service as Interim CEO, the Company entered into a Consulting Agreement with Meriturn Partners, LLC ("Meriturn") and Mr. Kehaya. Mr. Kehaya is a partner of

Meriturn. Under the Consulting Agreement, the Company agreed to pay Meriturn $45,375 per month for Mr. Kehaya's services. Mr. Kehaya did not receive any other compensation and did not participate in any other compensation plan or program of the Company in connection with his service as Interim CEO, though he is eligible for equity awards under the Company's 2007 Incentive Plan as a member of the Board of Directors. In light of the unique interim nature of Mr. Kehaya's service as Interim CEO, his compensation arrangement differed from the general compensation structure for the Company's other executive officers. The Committee granted Mr. Kehaya 500,000 premium-priced stock options effective April 17, 2012 with an exercise price of $6.00 (the fair market value of a share of common stock on the date of award was $3.45). In addition, the Committee recognized that Mr. Kehaya's beneficial ownership of approximately 6.23% of the outstanding shares of the Company's common stock was existing incentive for performance to enhance the value of the Company.

Effective August 1, 2012, Mr. Denny was named Executive Vice President – Business Relationship Management and Leaf and Mr. Costa Garcia was named Executive Vice President – Global Operations and Supply Chain.

Executive Summary

During fiscal year 2013, the Company continued its commitment to rebuilding and repositioning the Company for growth through investing in operations to improve efficiencies and developing a more sustainable and predictable supply to its customer base. Despite continuing challenges associated with the intensely competitive and cyclical business of purchasing, processing, storing and selling leaf tobacco in the United States, Africa, Europe, South America and Asia, which involves a significant degree of global complexity and risk, the Company made progress by driving sales growth, increasing market share growth in key markets, improving its cost structure, and making strategic investments in its business, while continuing the task of increasing efficiencies to better support its core business functions.

While we were pleased with the sales growth and market share growth in key markets, we fell short of some of the financial targets set by the Executive Compensation Committee of the Board of Directors (the "Committee"). Consolidated earnings before interest, taxes, depreciation and amortization and the consolidated leverage ratio were below the Company's threshold expectations for financial performance objectives underlying annual and long-term incentive awards maturing for fiscal year 2013. In addition, based on fiscal year 2013 results, the consolidated earnings before interest and taxes performance metric and the economic profit metric were less than our pre-established goals. As discussed in more detail under the section entitled "*Incentives*," based on the annual incentive plan targets and metrics applicable to each Named Executive Officer, no annual incentive compensation payouts resulted from the financial metrics for fiscal year 2013. In addition, no incentive compensation payments based on financial metrics for fiscal year 2013 were made under the long-term performance-contingent share units awarded in fiscal year 2011 with vesting based on fiscal year 2013 performance.

Pay for Performance

Prior to the beginning of fiscal year 2013, the Committee reviewed the executive compensation programs in light of the Company's strategic goals and operating strategy and approved maintaining the annual incentive and long-term incentive programs adopted in fiscal year 2012.

As noted above, Mr. Kehaya does not participate in any compensation plan or program. For Messrs. Sikkel, Sheets, Denny and Costa Garcia, due to their positions and their ability to impact driving enterprise value and free cash flow, the Committee approved an annual incentive plan that is atypical in nature and is extremely performance focused, heavily weighted towards building long-term value in the Company. The plan and the targets are viewed as long-term in nature, but will be measured annually. The Committee acknowledges that the goals established for these top executives are extremely aggressive and challenging to achieve, but the decision to adopt this plan was in the best interest of the shareholders geared with a longer-term view in which the shareholder will benefit.

Mr. O'Quinn is a participant in the next level of the annual incentive plan. The performance metrics for this next level are based on the annual operating strategy and financial plans of the Company and emphasize the need for our global key managers to work together for the benefit of the entire organization that over time will lead to long-term shareholder value.

In tandem with the annual incentive plans, the Committee approved a long-term incentive plan that provides for the awards of premium-priced non-qualified stock options with a strike price substantially above the market price of the Company's stock at the time of grant. The Committee believes that the above-market price option grants create a stronger link between pay and performance while providing incentive for key employees to grow share price to deliver added value for our shareholders.

With the transition of Mr. Sikkel to President and CEO marking an end to the major restructuring that began in fiscal year 2011, on February 5, 2013, the Committee approved one-time special bonuses for Messrs. Sikkel, Sheets and Denny in the amounts of $300,000, $300,000 and $250,000, respectively. The special bonuses were made to recognize these three executives for their leadership, contributions and efforts during the restructuring, as well as to emphasize that retaining their leadership continuity is imperative to maintaining the momentum gained from the restructuring. Further, the Committee approved one-time special bonuses in the amount of $125,000 each for Messrs. Costa Garcia and O'Quinn to be paid in July 2013 to recognize these two executive for their contributions, dedication and commitment during the challenging fiscal year.

The Company and the Committee believe that the compensation program should be designed so that pay is commensurate with the level of performance generated, with incentive compensation representing the majority of the total compensation. Accordingly, the base salaries for our Named Executive Officers are generally below the market median and, on average, the Named Executive Officers had 66% of their target compensation "at-risk," or dependent upon the Company's performance, as detailed under the section entitled *"Elements of Compensation"*. The annual and long-term incentive programs are discussed in detail under the section entitled "*Incentives*."

Fiscal Year 2012 Executive Compensation Vote

Beginning in 2011, the Company provided an annual say-on-pay advisory vote regarding executive compensation. The Company received majority approval at the fiscal year 2012 annual meeting of shareholders, with more than 98% of the votes cast in favor of the compensation of our named executive officers as described in our fiscal year 2012 proxy statement. The Committee acknowledged the overwhelming support received from our shareholders and viewed the results as confirmation of the Company's executive compensation policies and decisions. Accordingly, the compensation philosophy and objectives were not significantly changed in 2013.

Compensation Philosophy and Core Principles

The primary objectives of our compensation and benefit programs are:

- to attract, motivate and retain qualified executive talent to provide strong, competitive leadership;
- to align the interests of our executives with the interests of our shareholders;
- to support a pay-for-performance culture which encourages and rewards the achievement of the Company's strategic, financial and operating performance objectives; and,
- to maintain a cost-effective structure that is aligned with the interests of our shareholders.

Role of Executive Compensation Consultant

Under its charter, the Committee is responsible for selecting and retaining its advisors. For fiscal year 2013, the Committee retained Radford, an Aon Hewitt Consulting company ("Radford" or the "Consultant"), as its independent third-party advisor to provide advice, research, evaluation and design services related to executive compensation. During fiscal year 2013, Radford also provided advice, research, evaluation and design services related to Board of Directors' compensation to the Governance and Nominating Committee of the Board of Directors, but provided no services to the Company other than the executive compensation and board compensation consulting services provided to the Committee and the Governance and Nominating Committee. Radford reported directly to the Committee and met regularly with the Committee Chair and the Committee both with and without management present. The Committee considered the relevant factors set forth in the rules of the New York Stock Exchange and believes Radford is able to provide independent advice, free from conflicts of interest, to the Committee concerning executive compensation matters.

Process and Procedure for Determining Compensation of Executive Officers

The Board of Directors has charged the Committee with the responsibility for establishing and overseeing executive compensation for the Named Executive Officers. As part of this responsibility, the Committee, along with the other Independent Directors, also evaluates the performance of the President and CEO and determines the President and CEO's compensation based on such performance assessment as well as Alliance One's compensation philosophy. Prior to the beginning of the fiscal year, based on independent data provided by Radford, as well as individual performance evaluation results, the then Interim CEO made recommendations to the Committee for the base salary and incentive compensation opportunities of the Named Executive Officers other than himself.

For fiscal year 2013, in determining and assessing the compensation levels and structure, other than compensation to Mr. Kehaya, the Committee reviewed and considered market data and information provided by Radford, individual compensation tally sheets prepared by the Company showing a summary total of all elements of compensation, individual performance evaluation results and recommendations from the then Interim CEO. In addition, given the limited number of direct competitors for which data is available, the market data provided by Radford was obtained from independent published compensation surveys as well as from a selected group of peer companies. The Committee frequently reevaluates the group of peer companies for reasonableness based on the following criteria:

- Companies with whom we compete directly;
- Companies with an international scope;
- Companies of similar size with regard to revenues; and,
- Companies with a similar place in the supply chain.

For fiscal year 2013, the following companies were selected by the Committee for use as the group of peer companies:

- Buckeye Technologies Inc.
- Boise Inc.
- Chiquita Brands International, Inc.
- Clearwater Paper Corporation
- Greif, Inc.
- The Hain Celestial Group, Inc.
- International Flavors & Fragrances Inc.
- Louisiana-Pacific Corporation
- McCormick & Company, Incorporated
- P. H. Glatfelter Company
- Packaging Corporation of America
- Sanderson Farms, Inc.
- Schweitzer-Mauduit International, Inc.
- The Andersons, Inc.
- Universal Corporation
- Wausau Paper Corp.

Other than with respect to Mr. Kehaya, the Committee uses a consistent approach in setting compensation opportunities for the Named Executive Officers but also exercises appropriate business judgment in how it applies these standard approaches to the facts and circumstances associated with each executive. Although the Committee reviews the compensation practices of the companies in the peer group, the Committee does not adhere to strict formulas or survey data to determine the mix or absolute value of compensation components. Instead the Committee considers various factors in exercising its discretion to determine compensation, including the experience, responsibilities and performance of each of the Named Executive Officers as well as the Company's overall financial and competitive performance. The Committee also reviews composite market data from independent published compensation surveys, as noted above, which provides general background information. However, the Committee's benchmarking analysis focused on data with respect to the peer group of companies named above when making compensation policies and decisions.

Elements of Compensation

To meet our compensation objectives, our compensation programs must be both competitive and reflect an appropriate balance of performance-based versus fixed, and cash versus equity compensation. The Committee regularly reviews the compensation programs based on our strategy and the market to ensure alignment with our core compensation principles and objectives. Accordingly, the compensation mix may vary over time and among executives. In general, overall compensation levels are targeted at the median of competitive practice, but actual pay earned varies based on Company and individual performance.

Other than with respect to Mr. Kehaya, the core elements of compensation for the Named Executive Officers are described in the following table:

Element	Description	Objective
Base salary (typically 25% - 40% percent of an officer's target compensation)	Fixed compensation typically set within range of market median	▪ Provides base economic security at a level consistent with competitive practices ▪ Reflects role and responsibility of executive ▪ Affected by individual performance, experience, level of responsibility and future potential.
Annual incentives (typically 25% - 40% of an officer's target compensation)	Variable cash compensation linked to corporate objectives Actual payment based on performance	▪ Provides alignment to annual operating and long-term business strategy through corporate objectives
Long-term incentives (typically 20% - 50% of an officer's target compensation)	Long-term equity compensation	▪ Provides link to shareholder value creation ▪ Motivates and rewards for financial performance over a sustained period ▪ Fosters retention of key employees
Benefits and Perquisites	Healthcare Life and disability insurance Retirement and pension plans Basic benefit participation offered to other employees	▪ Ensure employee health, welfare, and retirement needs ▪ Fosters retirement and savings planning ▪ Provides retirement security

The following chart reflects the allocation for each Named Executive Officer, with the exception of Mr. Kehaya, of compensation opportunities in fiscal year 2013 (at target levels) among base salary, annual incentives, special one-time bonuses and long-term incentives.



Base Salary
Special One-Time Bonus
Target Annual Incentive
Long-Term Incentive Awards
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
J. Pieter Sikkel
Robert A. Sheets
J. Henry Denny
Jose Maria Costa Garcia
William L. O'Quinn, Jr.

Base Salaries

Base salaries serve as the foundation of Alliance One's compensation program, as the majority of other compensation elements are generally determined as a percentage of base salary. Base salary levels are targeted to approximate the median salary of those presented in the competitive market data. However, an individual's actual salary may deviate from the market median based on the Committee's subjective evaluation of a number of factors, including the role and nature of the job relative to market information as well as the individual's performance, tenure and qualifications. Base salaries are adjusted periodically (typically at the start of the fiscal year), based on competitive market changes, individual and corporate performance, modifications in job responsibilities, the executive's position within his respective salary range and the Committee's subjective assessment of the executive's future potential and value to the Company.

After considering the principles and market data discussed above, in March 2012, the Committee reviewed the base salary of each of the Named Executive Officers, with the exception of Mr. Costa Garcia, and the following salaries were approved effective April 1, 2012:

Fiscal Year 2013 Base Salaries			
Name	FY2012 Base Salary	FY2013 Base Salary	% Increase
J. Pieter Sikkel	$425,000	$437,750	3%
Robert A. Sheets	$425,000	$437,750	3%
J. Henry Denny	$350,000	$360,500	3%
Jose Maria Costa Garcia	-	$300,000	-
William L. O'Quinn, Jr.	$275,000	$283,250	3%
Mark W. Kehaya	-	-	-

Effective August 1, 2012, Mr. Costa Garcia received a base salary increase to $300,000 in recognition of his promotion to Executive Vice President - Global Operations and Supply Chain. Effective March 1, 2013, Mr. Sikkel received a base salary increase to $550,000 in recognition of his promotion to President and Chief Executive Officer. Consistent with our compensation strategy, Messrs. Costa Garcia's and Sikkel's base salaries were determined based on competitive market data provided by Radford, their new job responsibilities and the Committee's subjective assessment of their future potential and value to the Company.

Each of the Named Executive Officer's base salaries are at or below the market median when compared to the median salary of those presented in the competitive market data.

As noted above, Mr. Kehaya did not receive a salary from the Company, and pursuant to the Consulting Agreement, the Company agreed to pay Meriturn $45,375 per month through February 28, 2013 for Mr. Kehaya's services.

Incentives

For fiscal year 2013, as noted above under the section entitled "*Pay for Performance*," the Committee approved keeping the annual and long-term incentive programs adopted in fiscal year 2012 that strengthen senior management's alignment with the interest of shareholders and that are designed to drive a true pay-for-performance culture. The goal of both the annual and long-term incentive programs is to provide significant incentive to senior executives to consider both the short-term and long-term impact when making business decisions to strengthen our organization and to position the Company for long-term success in order to deliver added value for our customers and shareholders. Below are details describing the Company's annual and long-term incentive plans:

Annual Incentives

The purpose of the annual incentive plan is to reward the achievement of key corporate financial and strategic objectives that lead to business growth and increased shareholder value. For fiscal year 2013, the Committee adopted the Annual Incentive Plan (the "AIP"), pursuant to which Named Executive Officers, other than Mr. Kehaya, were eligible for cash bonus awards. Under the AIP, there are two groups with differing performance measures applicable to the respective Named Executive Officers. The Committee, with input from its compensation consultant and management, established and approved the AIP performance measures and corporate goals for the year.

AIP Group One consists of Messrs. Sikkel, Sheets, Denny and Costa Garcia. Group One participants have a target award opportunity of 100% of base salary with absolute target metrics. The target metrics for fiscal year 2013 were consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") of $300,000,000 and a consolidated leverage ratio of less than 3. For AIP Group One, EBITDA and consolidated leverage ratio are defined as the meaning given to those terms in the Credit Agreement dated as of July 2, 2009 among the Company, certain of its subsidiaries, the lenders from time to time parties thereto and Deutsche Bank Trust Company Americas, as administrative agent, and such Credit Agreement has been amended and may further be amended from time to time. If both target metrics are achieved, the participants will receive 100% of base salary. If both target metrics are achieved and EBITDA exceeds the $300,000,000 target, the payout ratio will be adjusted upwards on a percentage basis capped at a maximum of 200% of the target award. The Committee, with input from its compensation consultant and management, established and approved the AIP Group One key performance measures and corporate goals based on the operating strategy and financial plan management presented to the Board prior to the beginning of the fiscal year. The targets established are truly stretch targets and emphasize the Company's philosophy of shareholder enhancement.

AIP Group Two, in which Mr. O'Quinn is a participant, applies to key managers and is based on corporate targets to emphasize the need for our global key managers to work together for the benefit of the entire organization. Participants have a target award opportunity depending on their level of responsibility in the organization. The Committee, with input from its compensation consultant and management, established and approved the AIP Group Two key performance measures and corporate goals, based on the operating strategy and financial plan management presented to the Board prior to the beginning of the fiscal year. For fiscal year 2013, AIP Group Two performance was measured using an equally weighted combination of (a) consolidated earnings before interest and taxes ("EBIT"), and (b) a consolidated "economic profit" measure based on earnings less the opportunity cost of the net assets employed in the business and after certain adjustments. The Company performance goals are expressed as "threshold," "target," and "maximum" objectives for AIP Group Two executives. "Threshold" is the minimum level of performance at which AIP awards begin. Achievement of the "target" goal is rewarded at 100% of the target bonus opportunity. Achievement at or above the "maximum" level results in 200% of target bonus opportunity. Performance between "threshold" and "target," or "target" and "maximum" is interpolated. In order for the AIP Group Two plan to payout, both EBIT and economic profit must trigger at the "Threshold" level or higher. For fiscal year 2013, Mr. O'Quinn's target award opportunity was 60% of base salary with a maximum payout potential of 120% of base salary. The Company believes that these measures also closely align with shareholder value creation.

For fiscal year 2013, the Committee approved the following Company performance goals for the AIP Group Two:

(000's)	Threshold	Target	Maximum	FY2013 Actual Results
EBIT [1]	186,217	215,005	322,508	167,702
Economic Profit (Loss) [2]	(39,800)	(11,000)	6,500	(81,891)

(1) EBIT is the Company's consolidated earnings before interest and taxes after certain adjustments for the period.

(2) Economic Profit is the consolidated earnings before interest and taxes after certain adjustments, minus a capital charge multiplied by average funds employed.

The Committee maintains discretion to reduce the payment amounts for annual incentives awards under the AIP if the performance targets are achieved.

For fiscal year 2013, for AIP Group One, the Company's EBITDA and consolidated leverage ratio were below the thresholds set by the Committee and for AIP Group Two, the Company's EBIT and economic profit were below the thresholds set by the Committee. As such, neither AIP Group One nor AIP Group Two received awards under the AIP. The 2013 AIP award opportunities and the actual annual incentive award payouts for each of the Named Executive Officers are presented below:

FY2013 AIP Awards				
Name	AIP Target Opportunity (%)	AIP Target Opportunity ($)	AIP Maximum Opportunity ($)	AIP Actual Award ($)
J. Pieter Sikkel [1]	100%	$447,104	$894,208	-
Robert A. Sheets	100%	$437,750	$875,500	-
J. Henry Denny	100%	$360,500	$721,000	-
Jose Maria Costa Garcia [1]	100%	$281,267	$562,534	-
William L. O'Quinn, Jr.	60%	$169,950	$339,900	-
Mark. W. Kehaya	-	-	-	-

(1) Messrs. Sikkel and Costa Garcia received base salary increases effective March 1, 2013 and August 1, 2012, respectively. Their annual incentive compensation opportunities were prorated to reflect the change in base salary.

Long-Term Incentive Compensation

Long-term incentives comprise a significant portion of the Named Executive Officers' compensation. The purpose of long-term incentive compensation is to build share ownership among key employees and to closely align the interests of management and shareholders by creating a long-term view of performance and value creation.

In August 2011, the shareholders approved the Alliance One International, Inc. Amended and Restated 2007 Incentive Plan (the "2007 Incentive Plan"). The Committee administers this plan as the principal means to provide long-term incentives to the Company's executive officers and certain other officers and key employees, and in doing so, annually monitors the overall dilution level and run-rate of shares issued under the plan. All equity grants are approved by the Committee before being issued. The Company does not time or plan to time its release of material non-public information for the purpose of affecting the value of executive compensation.

On April 17, 2012, the Committee awarded senior executives, including the Named Executive Officers, premium-priced non-qualified stock options with a strike price of $6.00 per share, which was substantially above the closing market price of the Company's stock at $3.45 at the time of grant, as fiscal year 2013 long-term incentive plan awards. The Committee continues to believe that the above-market price option grants create a stronger link between pay and performance while providing incentive for key employees to grow share price, providing added value for our shareholders.

In fiscal year 2011, the Company awarded performance-contingent share units to the then executive and senior officers of the Company, which did not then include Mr. Kehaya. The performance share unit awards could be earned if certain cumulative company-wide performance criteria were met over a three-year performance period ending March 31, 2013. The performance measure used for the fiscal year 2011 performance-contingent share unit awards was based on a performance matrix comprised of the Company's EBITDA and net debt at the end of the performance periods. EBITDA for this purpose means the term in the credit agreement dated July 2, 2009 among the Company, certain of its subsidiaries, the lenders from time to time parties thereto, and Deutsche Bank Trust Company Americas, as administrative agent, as such credit agreement has been amended and may further be amended from time to time, with any adjustments as may be determined by the Committee in its sole and absolute discretion, regardless of whether any such adjustment increase or decreases EBITDA as would otherwise be determined at the end of the performance period. Net debt for this purpose means the sum of the Company's consolidated long-term debt, current maturities of long-term debt and notes payable to banks minus the Company's consolidated cash and cash equivalents at the end of the performance period.

The performance-contingent share unit awards that could be earned depended on the Company's performance for three separate performance periods—the fiscal year ended March 31, 2011, the two fiscal-year period ending March 31, 2012 and the three fiscal-year period ending March 31, 2013—against a performance matrix of cumulative EBITDA for the period and net debt at period end. No performance share unit awards were earned for the one-year performance period ended March 31, 2011 or the two-year performance period ended March 31, 2012. Based on EBITDA and net debt levels for and at the end of fiscal year 2013, no shares were earned under the performance-contingent share unit awards for fiscal year 2013 and all performance-contingent share unit awards granted in fiscal year 2011 have been cancelled.

Stock Ownership Guidelines

Executive officers are subject to minimum stock ownership guidelines. The guidelines call for the President and Chief Executive Officer to own at least 250,000 shares, the Executive Vice Presidents to own at least 100,000 shares, and Senior Vice Presidents to own at least 50,000 shares within five years of their appointment or promotion into the respective position. As Chairman, Mr. Kehaya's Ownership Guidelines are as noted in the section above entitled "*Director Stock Ownership Guidelines*." Two of the Named Executive Officers have met their guidelines, while the remaining four Named Executive Officers have been in their positions for less than five years and are each making progress towards reaching the threshold established by the guidelines as illustrated in the table below:

Name	**Ownership Guidelines**	**# Shares Owned as of 3/31/2013**
J. Pieter Sikkel	250,000	93,691
Robert A. Sheets	100,000	122,514
J. Henry Denny	100,000	89,525
Jose Maria Costa Garcia	100,000	54,014
William L. O'Quinn, Jr.	50,000	32,202
Mark W. Kehaya	192,802	5,270,722

Clawback in the Event of Prohibited Activity

The Company's long-term incentive award grant agreements include a recoupment or "clawback" provision. The purpose of the clawback provision is to permit the Committee, in its discretion, to cancel, rescind, cause the forfeiture of or otherwise limit or restrict any earned or unearned long-term incentive awards, and potentially to recover damages or adjust awards, in the event the Committee determines that a participant in the long-term incentive plan has engaged in defined prohibited activity, including without limitation violation of the Company's Code of Business Conduct and/or any law that injures or damages the business reputation or prospects of the Company, or intentional misconduct that causes or materially contributes to a substantial restatement of the Company's financial statements.

Other Benefits and Perquisites for the Named Executive Officers

As part of its total compensation package, Alliance One provides Named Executive Officers, other than Mr. Kehaya, with the same benefit package available to all salaried employees. The benefits package includes a cash balance pension plan and a qualified 401(k) plan. Named Executive Officers participate in these plans on the same terms as other salaried employees. The ability of Named Executive Officers to participate fully in these plans is limited under Internal Revenue Code and ERISA requirements. In fiscal year 2008, as a part of its review of the Company's non-qualified pension plans, to align these plans with the Company's compensation philosophy, the Committee froze these existing defined benefit nonqualified restoration plans (the AOI Supplemental Executive Retirement Plan and the AOI Pension Equity Plan) and replaced these enhanced pension benefit plans with a nonqualified defined contribution pension plan (SRAP) resulting in generally lower but consistent benefit levels that the Company believes are market competitive and cost effective. The Named Executive Officers, with the exception of Mr. Kehaya, are participants in the SRAP.

Alliance One provides other limited perquisites which are generally provided through the Company's relocation and mobility policies. These policies are intended to facilitate the movement of company personnel around the globe to meet critical staffing needs and may allow for gross-up adjustments on certain compensation and benefits provided under the policies. The Committee believes market-based relocation and international mobility policies are important for an international company with a presence in over 30 countries and employees that are frequently asked to move to other locations.

Employment and Consulting Agreements

On March 25, 2011, the Company entered into a Consulting Agreement with Meriturn Partners, LLC and Mr. Kehaya to provide the terms and conditions for the provision of the services of Mr. Kehaya as a consultant and interim Chief Executive Officer of the Company. The Consulting Agreement provided that it was effective as of December 1, 2010 and that Mr. Kehaya's services as consultant and interim Chief Executive Officer were effective as of December 14, 2010. On February 5, 2013, the Consulting Agreement was amended to reflect that Mr. Kehaya's service as interim Chief Executive Officer, and the term of Meriturn's engagement, would end on February 28, 2013. Pursuant to the Consulting Agreement, the Company agreed to pay Meriturn $45,375 per month for Mr. Kehaya's services.

During fiscal year 2013, the Company entered into an employment agreement with Mr. Sikkel to provide the terms and conditions of his employment as President and Chief Executive Officer. This contract replaces the prior employment agreement between Mr. Sikkel and the Company, and generally addresses Mr. Sikkel's role and responsibilities as well as his rights to compensation and benefits. This contract also contains termination provisions and related compensation in the event of a change in control, severance, and involuntary termination. Mr. Sikkel's contract was entered into on February 5, 2013, was effective as of March 1, 2013 and is described below in greater detail under the section entitled "*Potential Payments Upon Termination or Change-in-Control - Employment Agreements*."

Severance Agreements and Change in Control ("CIC") Policy

The Company does not have any change in control agreements, with the exception of those change-in-control provisions included as components of the employment agreement with Mr. Sikkel. The Committee does not currently intend to use employment or change-in-control agreements as a compensation tool or benefit, but may do so should a change in facts and circumstances warrant a change in this policy.

Tax and Accounting Considerations

The Committee reviews projections of the estimated accounting (pro forma expense) and tax impact of all material elements of the executive compensation program. Alliance One and the Committee intend to administer the compensation plans in a manner that maintains an appropriate cost structure and is aligned with shareholder interests.

Section 162(m) of the Internal Revenue Code generally provides that publicly held corporations may not deduct in any one taxable year certain compensation in excess of $1 million paid to the Chief Executive Officer and the next four most highly compensated executive officers, unless the compensation is based on objectively determined performance criteria pursuant to a plan approved by shareholders. As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m). Although the Committee has structured the compensation program for executive officers based on various performance criteria as described above, certain aspects of the program do not comply with the requirements for deductibility under Section 162(m). The Committee has determined that it is essential in achieving the compensation objectives discussed above to retain the flexibility to exercise subjective judgment in assessing an executive officer's performance. The Committee believes that the achievement of Alliance One's general compensation policies and objectives, which it believes requires this flexibility, best serves shareholders' interests.

Fiscal Year 2014 Compensation Planning

The Committee continues to work with Radford in reviewing Alliance One's compensation programs and has determined that in light of the recent restructuring and the appointment of Mr. Sikkel as President and Chief Executive Officer, the Annual Incentive Plan should be revised to reflect a more typical plan design. The Company's AIP consists of four groups based on management levels within the organization. Each group has differing performance measures recognizing the groups' ability to impact and influence the performance measures, all of which are key to achieving the Company's annual financial and operating objectives. For fiscal year 2014, AIP Group One will consist of the current Named Executive Officers, excluding Mr. Kehaya. AIP Group One will have target metrics of EBIT and a consolidated "economic profit" measure ("Economic Profit"). The rationale behind choosing these metrics is that Group One participants make the major decisions, including investment allocations and refinancing decisions, which impact EBIT and Economic Profit. Further, the change in plan design makes this a true annual plan, providing incentive for achieving the Company's annual operating plan which correlates to achieving our strategic operating plan long term.

In addition, the Committee continued to work with Radford to restructure the long-term incentive plan design, returning to a more traditional plan design that provides both a performance and retention focus, while supporting the ultimate goal of driving shareholder value. The fiscal year 2014 long-term incentive plan provides for grants of performance-contingent share units and installment-vesting restricted stock units. The performance share unit awards will be earned if certain cumulative company-wide performance criteria are met over a three-year performance period ending March 31, 2016. The restricted stock unit awards will vest incrementally over three years and require a holding period following vesting of the earlier of the participant's termination of employment or March 31, 2016.

Effective June 13, 2013, the Board of Directors adopted new Executive Stock Ownership Guidelines which require the President and Chief Executive Officer to own Alliance One International, Inc. Common Stock having a market value that equals or exceeds four (4) times his base salary and require the other Named Executive Officers to own Alliance One International, Inc. Common Stock having a market value that equals or exceeds one (1) times base salary. Full compliance with the target ownership guidelines must be achieved within five (5) years of the date these guidelines were approved by the Board.

Report of the Executive Compensation Committee

The Executive Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on this review and discussion, the Executive Compensation Committee has recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Executive Compensation Committee:

Nigel G. Howard, Chairman
Joyce L. Fitzpatrick
C. Richard Green
John M. Hines
Joseph L. Lanier, Jr.

Executive Compensation Tables

The following tables reflect the compensation for the Named Executive Officers who were serving as such during the most recent fiscal year.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus[(1)] ($)	Stock Awards[(2)] ($)	Option Awards[(3)] ($)	Non-Equity Incentive Plan Compensation[(4)] ($)	Change in Pension Value and NQ Deferred Compensation Earnings[(5)] ($)	All Other Compensation[(6)] ($)	Total ($)
J. Pieter Sikkel [(7)]	2013	$447,104	$300,000	-	$790,000	-	$19,607	$10,865	$1,567,576
President and Chief Executive	2012	$416,667	-	-	-	-	$16,973	$111,732	$545,372
Officer	2011	$330,000	-	$674,730	$977,008	-	$11,640	$206,035	$2,199,413
Robert A. Sheets	2013	$437,750	$300,000	-	$790,000	-	$37,167	$6,559	$1,571,476
Executive Vice President, Chief	2012	$416,667	-	-	-	-	$42,583	$4,083	$463,333
Financial Officer and Chief Administrative Officer	2011	$356,250	-	$734,400	$977,008	-	$28,712	$3,625	$2,099,995
J. Henry Denny[(8)]	2013	$343,333	$250,000	-	$553,000	-	$108,617	$8,350	$1,263,300
Executive Vice President -	2012	$343,333	-	-	-	-	$208,640	$41,150	$593,123
Global Operations	2011	$300,000	-	$674,730	$683,906	-	$105,324	$94,204	$1,858,164
Jose Maria Costa Garcia [(9)] Executive Vice President - Global Operations and Supply	2013	$280,760	$125,000	-	$158,000	-	$7,653	$81,839	$653,253
William L. O'Quinn, Jr.[(10)]	2013	$275,000	$125,000	-	$158,000	-	$12,277	$5,041	$575,318
Senior Vice President, Chief Legal Officer and Secretary	2012	$275,000	-	-	-	$73,278	$10,571	$4,900	$363,749
Mark W. Kehaya [(11)]	2013	$519,958	-	-	$740,000	-	-	-	$1,259,958
Chairman and Interim Chief	2012	$544,500	-	-	-	-	-	-	$544,500
Executive Officer	2011	$181,500	-	$53,106	-	-	-	$49,792	$284,398

(1) With the transition of Mr. Sikkel to President and CEO marking an end to the major restructuring that began in fiscal year 2011, on February 5, 2013, the Committee approved one-time special bonuses for Messrs. Sikkel, Sheets and Denny in the amount of $300,000, $300,000 and $250,000, respectively, to recognize these three executives for their leadership, contributions and efforts during the restructuring, as well as to emphasize that retaining their leadership continuity is imperative to maintaining the momentum gained from the restructuring. The Committee also approved one-time special bonuses in the amount of $125,000 each for Messrs. Costa Garcia and O'Quinn to be paid in July 2013 to recognize these two executive for their contributions, dedication and commitment during the challenging fiscal year.

(2) No stock awards were made during fiscal year 2013.

(3) Reflects the grant date fair value of awards made in the fiscal year determined in accordance with ASC Topic 718. For a discussion on the assumptions used in the valuation of the awards made in fiscal year 2013, see Note 11 of Notes to Consolidated Financial Statements included in Alliance One's Form 10-K for the fiscal year ended March 31, 2013. The options were granted at an exercise price of $6.00 per share on a date on which the closing price per share of the Company's common stock on the New York Stock Exchange was $3.45. Accordingly, recipients will recognize value from these options only in the event that the value of the Company's common stock increases by approximately 74% from the closing price on the date of grant.

(4) Includes the payment of performance-based annual cash incentive awards to the Named Executive Officer pursuant to the Annual Incentive Plan ("AIP") for services performed during fiscal years 2013 and 2012, respectively, and the former Management Incentive Plan ("MIP") for services performed during fiscal year 2011.

(5) Reflects the aggregate change in the actuarial present value of the Named Executive Officer's accumulated pension benefits in fiscal years 2013, 2012 and 2011. See the *"Pension Benefits Table"* for additional information. None of the Named Executive Officers earned above-market returns on deferred compensation during fiscal years 2013, 2012 or 2011, respectively.

(6) The following table lists all amounts included in the "All Other Compensation" column of the Summary Compensation Table for fiscal year 2013:

Name	401(k) Company Match[(a)]	Relocation Expenses [(b)]	Tax Reimbursement Payments[(c)]	Other Perquisites or Payments [(d)]	Total
J. Pieter Sikkel	$5,251	-	-	$5,614	$10,865
Robert A. Sheets	$6,559	-	-	-	$6,559
J. Henry Denny	$8,350	-	-	-	$8,350
Jose Maria Costa Garcia	-	$58,286	$12,927	$10,627	$81,839
William L. O'Quinn, Jr.	$5,041	-	-	-	$5,041
Mark W. Kehaya	-	-	-	-	-

(a) Company matching contributions allocated to the Named Executive Officer account pursuant to the Alliance One Savings and Profit Sharing Plan.

(b) Reflects a housing allowance in the amount of $14,400, a relocation allowance in the amount of $30,000, and relocation and household goods move services in the amount of $13,886 paid to or on behalf of Mr. Costa Garcia in connection with his relocation to Corporate Headquarters due to his promotion to Executive Vice President – Global Operations and Supply Chain on August 1, 2012.

(c) Reflects the tax gross up on the housing and home leave benefits provided to Mr. Costa Garcia, as provided in the Company's international mobility policies, relating to the international transfer of Mr. Costa Garcia on August 1, 2012.

(d) Reflects the payment of $2,629 for legal expenses incurred for Mr. Sikkel for the legal review of his employment agreement executed February 5, 2013 and $2,985 for tax guidance and preparation as provided in his former employment agreement. Reflects the payment of $2,179 for immigration services, $3,883 for home leave and $4,565 for tax guidance and preparation expenses incurred for Mr. Costa Garcia as provided in the Company's international mobility policies relating to his international transfer on August 1, 2012.

(7) Mr. Sikkel was promoted to President and Chief Executive Officer on March 1, 2013.

(8) Mr. Denny was named Executive Vice President – Business Relationship Management and Leaf of August 1, 2012.

(9) Mr. Costa Garcia was promoted to Executive Vice President – Global Operations and Supply Chain on August 1, 2012. For fiscal year 2013, he received $200,000 of his base salary in the US following his promotion and relocation to the US. The remaining was paid in the UK, Bulgaria and Macedonia and is converted to US dollars using the prevailing monthly exchange rate at time of payment which averages 1.5789 GBP to 1 USD and .6439 BGL to 1 USD for the year (the amount paid in Macedonia was paid in GBP).

(10) Mr. O'Quinn was named Senior Vice President, Chief Legal Officer and Secretary on April 1, 2011.

(11) Mr. Kehaya was named Chairman and interim Chief Executive Officer on December 14, 2010. Effective December 1, 2010, the Company entered into a consulting agreement with Meriturn Partners, LLC and Mr. Kehaya as a consultant and interim Chief Executive Officer of the Company. Mr. Kehaya is a partner with Meriturn. Per the consulting agreement, the Company agreed to pay Meriturn $45,375 per month for Mr. Kehaya's services. Effective February 28, 2013, the consulting agreement with Meriturn Partners and Mr. Kehaya services as interim Chief Executive Officer terminated. Mr. Kehaya continues as Chairman. The amount shown in the Salary column includes $499,125 that was paid to Meriturn during the fiscal year for Mr. Kehaya's services plus $20,833 for 1 month of his annual cash retainer as Chairman. On March 20, 2013, the Board approved Mr. Kehaya's annual cash compensation for the role of non-executive Chairman be set at $250,000 beginning April 1, 2013 and approved that he receive a payment of $20,833 for the month of March 2013.

Grants of Plan-Based Awards Table

The following table provides information regarding grants of plan-based awards to the Named Executive Officers in fiscal year 2013.

Grants of Plan Based Awards for FY2013

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards [(2)]			All Other Stock Awards[(2)]	All Other Option Awards[(3)]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/sh)	($/sh)
J. Pieter Sikkel	4/1/2012	$0	$447,104	$894,208	-	-	-	-	-	-	-
	4/17/2012	-	-	-	-	-	-	-	500,000	$6.00	$790,000
Robert A. Sheets	4/1/2012	$0	$437,750	$875,500	-	-	-	-	-	-	-
	4/17/2012	-	-	-	-	-	-	-	500,000	$6.00	$790,000
J. Henry Denny	4/1/2012	$0	$360,500	$721,000	-	-	-	-	-	-	-
	4/17/2012	-	-	-	-	-	-	-	350,000	$6.00	$553,000
Jose Maria Costa Garcia	4/1/2012	$0	$300,000	$600,000	-	-	-	-	-	-	-
	4/17/2012	-	-	-	-	-	-	-	100,000	$6.00	$158,000
William L. O'Quinn, Jr.	4/1/2012	$0	$169,950	$339,900	-	-	-	-	-	-	-
	4/17/2012	-	-	-	-	-	-	-	100,000	$6.00	$165,200
Mark W. Kehaya	4/17/2012	-	-	-	-	-	-	-	500,000	$6.00	$740,000

(1) The amounts in the threshold, target and maximum columns represent the potential amounts that were payable based on the AIP targets and goals approved by the Committee. See the section entitled "*Compensation Discussion and Analysis—Incentives—Annual Incentives*" for additional information.

(2) No Equity Incentive Plan Awards or Stock Awards were granted during fiscal year 2013.

(3) This column represents premium-priced non-qualified stock options granted to each Named Executive Officer. The closing price of Alliance One International, Inc. common stock on April 17, 2012 was $3.45. See note 3 to the "*Summary Compensation Table*" for information regarding the calculation of grant date fair value and the section entitled "*Compensation Discussion and Analysis – Incentives – Long-Term Incentive Compensation*" for additional information.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents information regarding unexercised stock options and granted but unvested restricted stock awards held by the Named Executive Officers at March 31, 2013:

Outstanding Equity Awards at Fiscal Year-End						
	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested [1]($)
J. Pieter Sikkel	1,500	-	$5.8000	6/11/2013		
	11,250	-	$3.9600	8/30/2015		
	15,000	-	$3.9400	8/17/2016		
	49,000	-	$7.4800	8/16/2017		
	200,000	300,000 [2]	$6.0000	3/24/2021		
	-	500,000 [3]	$6.0000	4/17/2022		
					40,000	$155,600 [5]
					6,750	$26,258 [6]
Robert A. Sheets	200,000	300,000 [2]	$6.0000	3/24/2021		
	-	500,000 [3]	$6.0000	4/17/2022		
					41,667	$162,085 [5]
					8,750	$34,038 [6]
J. Henry Denny	17,500	-	$6.9500	8/26/2013		
	10,000	-	$6.4500	11/10/2014		
	2,500	-	$3.9600	8/30/2015		
	15,000	-	$3.9400	8/17/2016		
	28,000	-	$7.4800	8/16/2017		
	140,000	210,000 [2]	$6.0000	3/24/2021		
	-	350,000 [3]	$6.0000	4/17/2022		
					40,000	$155,600 [5]
					6,750	$26,258 [6]
Jose Maria Costa Garcia	1,000	-	$6.4500	11/10/2014		
	1,875	-	$3.9600	8/30/2015		
	2,500	-	$3.9400	8/17/2016		
	14,300	-	$7.4800	8/16/2017		
	40,000	60,000 [2]	$6.0000	3/24/2021		
	-	100,000 [3]	$6.0000	4/17/2022		
					11,000	$42,790 [5]
					1,000	$3,890 [6]
William L. O'Quinn, Jr.	5,000	-	$3.9600	8/30/2015		
	5,000	-	$3.9400	8/17/2016		
	14,300	-	$7.4800	8/16/2017		
	40,000	60,000 [2]	$6.0000	3/24/2021		
	-	100,000 [3]	$6.0000	4/17/2022		
					5,500	$21,395 [5]
					463	$1,801 [6]
					12,333	$47,975 [7]
Mark W. Kehaya	4,500	-	$5.8000	6/11/2013		
	100,000	400,000 [4]	$6.0000	4/17/2022		

(1) The market value of stock awards is based on the closing price of Alliance One common stock on March 28, 2013, the last trading day of the fiscal year, which was $3.89 per share.

(2) Premium-priced non-qualified stock option awards granted on March 24, 2011. Awards vest 20% on each of the first, second, third, fourth and fifth anniversaries of the grant date.

(3) Premium-priced non-qualified stock option awards granted on April 17, 2012. Awards vest 20% on each of the first, second, third, fourth and fifth anniversaries of the grant date.

(4) Premium-priced non-qualified stock option awards granted on April 17, 2012. Awards vest 20% each on date of grant, and on the first, second, third and fourth anniversaries of the grant date.

(5) Restricted stock units granted on October 18, 2010. Awards vest on October 18, 2013.

(6) Restricted stock units granted on October 18, 2010. Awards vest on October 18, 2013.

(7) Restricted stock units granted on February 9, 2011 in connection with Mr. O'Quinn's promotion to Senior Vice President and Corporate Secretary on January 1, 2011. Awards vest on February 9, 2014.

Option Exercises and Stock Vested Table

The following table summarizes information for the Named Executive Officers with respect to stock option exercises and the vesting of restricted shares, restricted stock units and performance shares for fiscal year 2013.

Option Exercises and Stock Vested				
	Option Awards		Stock Awards (1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
J. Pieter Sikkel	-	-	6,750	$20,925
Robert A. Sheets	-	-	8,750	$27,125
J. Henry Denny	-	-	6,750	$20,925
Jose Maria Costa Garcia	-	-	1,000	$3,100
William L. O'Quinn, Jr.	-	-	5,462	$17,532
Mark W. Kehaya	-	-	-	-

(1) Restricted share vesting, restricted stock unit vesting and dollar value reflect amounts on a pre-tax basis. The plans under which the restricted shares and restricted stock units were granted permit the withholding of shares upon vesting to pay applicable income taxes.

(2) Calculated by multiplying the number of shares vesting by the closing price of the Company's common stock on the date of vesting.

Nonqualified Deferred Compensation Table

The following table presents information on the Company's deferred compensation program, which provides for the deferral of compensation earned by the Named Executive Officers on a basis that is not tax qualified, as of March 31, 2013.

Nonqualified Deferred Compensation (1)				
Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (2)	Aggregate Balance at Last FYE ($)
J. Pieter Sikkel(3)	-	$55,331	$13,408	$380,091
Robert A. Sheets	-	$55,331	$7,407	$289,265
J. Henry Denny	-	$45,788	$6,451	$249,518
Jose Maria Costa Garcia(4)	$3,892	$27,493	$31,648	$307,563
William L. O'Quinn, Jr.	-	$17,826	$743	$41,293
Mark W. Kehaya(5)	-	-	-	-

(1) During fiscal year 2013, the Named Executive Officers, with the exception of Mr. Kehaya, were participants in the Alliance One International, Inc. Supplemental Retirement Account Plan (the "AOI SRAP"), established April 1, 2007. The Plan is a non-qualified defined contribution supplemental retirement plan established to provide deferred compensation for a select group of management. Benefits under the AOI SRAP are based on a hypothetical bookkeeping account established for each participant. Each fiscal year, company credits and interest credits are added to the account. The company credit is equal to a specified percentage of base salary, bonus and annual incentive compensation paid to the participant during the fiscal year. For fiscal year 2013, the company credit for Messrs. Sheets, Sikkel and Denny was 7.5%. Mr. Costa Garcia's company credit was prorated at 3% for 3 months and 7.5% for 8 months following his promotion. Mr. O'Quinn's company credit was 5%. The interest credit each fiscal year is equal to the beginning account balance times the Moody's Aa Corporate Bond Yield Average as of the beginning of the fiscal year. However, the interest crediting rate cannot exceed 120% of the applicable federal long-term rate prescribed by the Secretary of Treasury for the first month of the fiscal year. For fiscal year 2013, the interest crediting rate was 3.27%.

Each participant becomes vested in his AOI SRAP benefit after five years of service, whether or not the service is consecutive. Each of the Named Executive Officers is vested in the AOI SRAP benefit. However, a participant who is terminated for cause will forfeit any benefits otherwise payable under the AOI SRAP. Participants must also comply with a non-compete following termination of employment. A participant who violates the non-compete will forfeit all benefits under the AOI SRAP. However, the non-compete provision will not apply after a change in control.

Vested benefits are payable in 120 equal monthly installments starting in the seventh month following separation from service, unless the final account balance is less than $100,000, in which case the benefit will be payable in a lump-sum. The monthly installment amount is based on the final account balance plus interest at the AOI SRAP's applicable interest crediting rate for the year. If the participant dies, unpaid installments are payable to the employee's designated beneficiary.

Registrant contributions and aggregate earnings in the last fiscal year are not included in the compensation reported for fiscal year 2013 in the Summary Compensation Table included elsewhere in this proxy statement and amounts included in the aggregate balance at last fiscal year end were not included in compensation report in such tables in prior years.

(2) None of the Named Executive Officers earned above-market returns on deferred compensation during fiscal year 2013.

(3) Mr. Sikkel also has a vested balance in the Alliance One International, Inc. Global Pension Plan (the "AOI GPP"). The AOI GPP is a defined contribution pension plan established by the Company for certain international employees. Mr. Sikkel has not been an active participant in the AOI GPP since he transferred to the US in 2008. He no longer receives Company contributions, nor can he make contributions to the plan. Mr. Sikkel directs the investments in his account and bears complete investment risk. Mr. Sikkel's amount in the column "Aggregate Earnings in Last FY" consists of $8,277 earned in the AOI SRAP and $5,131 in the AOI GPP. His amount in the column "Aggregate Balance at Last FYE" consists of $316,729 in the AOI SRAP and $63,363 in the AOI GPP.

(4) Mr. Costa Garcia also has a vested balance in the Alliance One International Services Ltd Group Personal Pension Plan (The "AOISL PPP"), a defined contribution plan established by the Company for employees of Alliance One International Services Ltd based in the United Kingdom. The Company contributes a percentage of the participant's salary, dependent upon age, to the participant's AOISL PPP account, so long as the participant contributes a minimum amount. Mr. Costa Garcia's ceased active participation in the AOISL PPP upon his promotion and transfer to the United States August 1, 2012. He no longer receives Company contributions, nor can he make contributions to the plan. Mr. Costa Garcia directs the investments in his account and bears complete investment risk. Mr. Costa Garcia's amount in the column "Executive Contributions Last FY" consists of the amount he contributed to the AOISL PPP prior to his promotion and transfer. His amount in the column "Registrant Contributions Last FY" consists of $19,440 for the company credit in the AOI SRAP and $8,053 for the Company contribution in the AOISL PPP. His amount in the column "Aggregate Earnings in Last FY" consists of $1,671earned in the AOI SRAP and $29,977in the AOISL PPP. His amount in the column "Aggregate Balance at Last FYE" consists of $72,209 in the AOI SRAP and $235,354 in the AOISL PPP. The AOISL PPP is a GBP denominated account and the amounts are converted to US dollars using the exchange rate as of the end of the fiscal year, which was 1.5189 GBP to 1 USD.

(5) Mr. Kehaya was not a participant in any non-qualified deferred compensation plan with the Company.

Pension Benefits Table

The following defined terms are used in the disclosure regarding pension benefits in this section:

"AOI Pension Plan" refers to the Alliance One International, Inc. Pension Plan

"AOI PEP" refers to the Alliance One International, Inc. Pension Equity Plan

"AOI SERP" refers to the Alliance One International, Inc. Supplemental Executive Retirement Plan

"SCC SERP" refers to the Standard Commercial Corporation Supplemental Retirement Plan

The following presents information as of March 31, 2013 concerning each of the Company's defined benefit plans that provide for payments to be made to the Named Executive Officers at, following or in connection with retirement.

Pension Benefits				
Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) [1] (d)	Payments During Last Fiscal Year ($) (e)
J. Pieter Sikkel	AOI Pension Plan [2]	5.83	$68,818	-
			$68,818	-
Robert A. Sheets [6]	AOI Pension Plan [2]	14.75	$251,250	-
	SCC SERP [3]	9.75	$46,886	-
			$298,136	-
J. Henry Denny	AOI Pension Plan [2]	39.83	$476,108	-
	AOI SERP [4]	33.83	$450,182	-
	AOI PEP [5]	33.83	$1,110,870	-
			$2,037,160	-
Jose Maria Costa Garcia	AOI Pension Plan [2]	0.42	$7,653	-
			$7,653	-
William L. O'Quinn, Jr.	AOI Pension Plan [2]	7.67	$45,770	-
			$45,770	-
Mark W. Kehaya [7]	-	-	-	-

(1) Pension benefits shown in the above table were determined using the methodology and material assumptions described in Note 13 of Notes to Consolidated Financial Statements included in Alliance One's Annual Report on Form 10-K for the fiscal year ended March 31, 2013, except as described in the footnotes below.

(2) Present values for the AOI Pension Plan have been determined by assuming a retirement age of 65 (the normal retirement age specified in the Pension Plan).

(3) The SCC SERP was frozen as of December 31, 2005. The present value calculations are based on the frozen benefit, assuming a retirement age of 65 (the normal retirement age specified in the SCC SERP).

(4) The AOI SERP was frozen as of March 31, 2007. Present values for the net AOI SERP benefits have been determined by assuming a retirement age of 65 (the normal retirement age specified in the AOI SERP). The accumulated AOI SERP benefit as of March 31, 2013 is based on compensation and service through March 31, 2007 and the value of offsetting benefits (such as the AOI Pension Plan and the AOI PEP), determined as of March 31, 2013.

(5) The AOI PEP was frozen as of March 31, 2007. The present value for the net AOI PEP benefit has been determined by assuming a retirement age of 60 (the normal retirement age specified in the AOI PEP). The accumulated AOI PEP benefit as of March 31, 2013 is based on compensation and service through March 31, 2007 and the value of offsetting benefits (such as the AOI Pension Plan) determined as of March 31, 2013.

(6) Prior to terminating employment with the Company July 1, 2005, Mr. Sheets was a vested participant in the Standard Commercial Corporation Pension Plan (the "SCC Plan"). The AOI Pension Plan provides that a terminated vested participant in the SCC Plan who resumes employment after the SCC Plan was merged into the AOI Pension Plan will receive vesting, eligibility and benefit accrual credit for years of service while in the SCC Plan. As such, Mr. Sheets' credited service in the AOI Pension Plan includes his years of service in the SCC Plan.

(7) Mr. Kehaya is not a participant in any pension plan.

Plan Summaries/Provisions

Alliance One International, Inc. Pension Plan

The AOI Pension Plan is a funded and tax-qualified defined benefit pension plan that provides benefits under a "cash balance" formula. Under this formula, pension benefits are based on the participant's notional account balance. As of the last day of each calendar year, the participant's notional account balance is credited with a notional retirement credit equal to a percentage of eligible compensation for the year. The percentage is based on the participant's age and years of total service with AOI or one of its subsidiaries, as follows:

Age plus Service	Retirement Credit
Under 40	3.5%
40-49	4.0%
50-59	5.0%
60-69	6.0%
70-79	7.0%
80 or more	8.0%

As of March 31, 2013, combined age and credited service for Messrs. Sikkel, Sheets, Denny, Costa Garcia and O'Quinn equaled 78, 73, 101, 67 and 52 respectively.

Eligible compensation generally includes all taxable earnings paid in cash plus the participant's pre-tax 401(k) and cafeteria plan contributions for the year. However, eligible compensation does not include commissions and extra pay for foreign service. In addition, compensation in excess of the applicable IRS limit ($255,000 for calendar year 2013) is ignored.

The participant's notional account balance is also credited with annual interest credits. The annual interest crediting rate for each calendar year is equal to the average rate paid on One Year Treasury Constant Maturity Bonds for the month of November in the preceding year, plus 1%. The interest crediting rate for calendar year 2013 is 1.18%.

As of March 31, 2013, the Alliance One Pension Plan covered all full-time, salaried employees of Alliance One and its subsidiaries who have completed 30 days of employment. Benefits earned under the AOI Pension Plan vest after three years of service with at least one hour of service on or after January 1, 2008 or upon attaining age 65 while actively employed.

A terminated participant may elect to receive the actuarially equivalent value of his or her vested accrued benefit in the form of a lump sum payment or an immediate or deferred annuity commencing at any time following termination of employment.

The Alliance One Pension Plan preserves certain early retirement rights for participants whose benefits include benefits earned under pension plans merged into the Alliance One Pension Plan. These provisions will not have a material effect on benefit payments for any of the Named Executive Officers. As of March 31, 2013, Messrs. Sheets and Denny were eligible for early retirement. Messrs. Sikkel, Costa Garcia and O'Quinn are not eligible for early retirement.

Alliance One International, Inc. Pension Equity Plan

The AOI PEP was amended and restated on March 30, 2007. The AOI PEP is an unfunded, nonqualified pension plan for selected current and former management employees. The AOI PEP provides an annual retirement allowance equal to 1.1% of the employee's credited service multiplied by the employee's final average compensation. Benefits payable to an employee under the AOI PEP are offset by all or a portion of the retirement benefits payable to the employee under certain other arrangements, including the Company's domestic and foreign pension plans.

Under the AOI PEP, final average compensation is defined as the highest average of five consecutive fiscal years' cash compensation during the ten preceding fiscal years. Compensation does not include commissions, extra pay for foreign service, amounts paid as special incentive bonuses in connection with the Merger, or severance benefits. Under the AOI PEP, final average compensation was frozen as of March 31, 2007. However, the value of the offsetting benefits is not frozen, and will not be determined until the employee's termination of employment.

Credited service is the employee's total period of service with the Company plus future service the employee would earn if he remained employed with the Company until age 65.

An employee will vest in his full AOI PEP benefit by remaining employed with the Company until the earlier of March 31, 2012, or the AOI PEP normal retirement date. The AOI PEP normal retirement date is the date the employee attains age 60 and the sum of his age and years of service equals at least 85. If the employee had the title of Senior Vice President or above with DIMON Incorporated (or one of its predecessor companies) prior to July 1, 1995, the employee's AOI PEP normal retirement date is the date the employee attains age 55 and the sum of his age and years of service equals at least 85. An employee who terminates before full vesting but after a change in control is entitled to a pro-rated benefit. However, an employee who is terminated for cause will forfeit any benefits otherwise payable under the AOI PEP.

An unmarried employee will receive his vested AOI PEP retirement allowance in the form of a life annuity with monthly payments starting on his AOI PEP normal retirement date (or actual retirement date, if later). If the employee is married, he will begin receiving his vested AOI PEP retirement allowance at the same time as an unmarried plan participant, but in the form of an actuarially equivalent joint and 50% survivor annuity with the spouse as the contingent annuitant. Any amounts payable within six months after the retired employee's separation from service will be withheld and paid, with interest, in the seventh month after separation.

If a married employee dies before retirement but after satisfying the AOI PEP's vesting provisions (or after age 50, if earlier), his surviving spouse will receive a death benefit equal to the survivor benefit the spouse would have received if the employee had survived and started receiving benefits under a joint and 50% survivor annuity.

As of March 31, 2013, Mr. Denny was a participant in the AOI PEP and was eligible for normal retirement under the plan. Messrs. Sikkel, Sheets, Costa Garcia, O'Quinn and Kehaya are not participants in the AOI PEP.

Alliance One International, Inc. Supplemental Executive Retirement Plan

The AOI SERP was amended and restated on March 30, 2007. The AOI SERP is an unfunded, nonqualified pension plan for selected current and former management employees. The AOI SERP provides an annual retirement benefit equal to 50 percent of the employee's final average compensation. Benefits payable to an employee under the AOI SERP are offset by all or a portion of the retirement benefits payable to the employee under certain other arrangements, including the Company's domestic and foreign pension plans, social security-type programs of foreign countries, and profit-sharing accounts originally funded by a Company predecessor. AOI SERP benefits are also offset by supplemental retirement benefits payable under the terms of an employment agreement, unless the terms of an employment agreement provide otherwise.

Under the AOI SERP, final average compensation is defined as the average of the three highest fiscal years' cash compensation during the ten preceding fiscal years. Compensation does not include commissions, extra pay for foreign service, amounts paid as special incentive bonuses in connection with the merger of Standard Commercial Corporation and DIMON Incorporated, or severance benefits. Under the AOI SERP, the employee's final average compensation is frozen as of March 31, 2007. However, the value of the offsetting benefits is not frozen, and will not be determined until the employee's termination of employment.

An employee will vest in his full AOI SERP benefit by remaining employed with the Company until the earlier of March 31, 2012, or the date the employee has attained age 60 and the sum of his age and years of service equal at least 80. An employee who terminates before full vesting but after a change in control is entitled to a pro-rated benefit. However, an employee who is terminated for cause will forfeit any benefits otherwise payable under the AOI SERP. Prior to a change in control, an employee's benefits are also subject to forfeiture if the employee violates the AOI SERP's non-compete provisions.

The vested AOI SERP benefit is payable in the form of an annuity for the life of the retired employee, with monthly payments commencing at age 65 (or actual retirement if later). However, any amounts payable within six months after the retired employee's separation from service will be withheld and paid, with interest, in the seventh month after separation.

If the retired employee is married when AOI SERP benefit payments begin and his spouse survives him, his surviving spouse will receive monthly payments for her life in an amount equal to 50 percent of the monthly payments the retired employee was receiving. If a married employee dies before retirement but after satisfying the AOI SERP's vesting provisions (or after age 50, if earlier), his surviving spouse will receive a pre-retirement death benefit equivalent in value to the 50 percent survivor benefit the spouse would have received if the employee had survived to age 65.

As of March 31, 2013, Mr. Denny was a participant in the AOI SERP and was eligible for normal retirement under the plan. Messrs. Sikkel, Sheets, Costa Garcia, O'Quinn and Kehaya are not participants in the AOI SERP.

Standard Commercial Corporation Supplemental Retirement Plan

The SCC SERP provided benefits that would otherwise have been provided under Standard Commercial Corporation's tax-qualified pension plan but for Internal Revenue Code limitations on amounts which could be paid out of a tax-qualified plan. Benefits under the SCC SERP were frozen as of December 31, 2005.

As of March 31, 2013, Mr. Sheets was a participant in the SCC SERP. Messrs. Sikkel, Denny, Costa Garcia, O'Quinn and Kehaya are not participants in the SCC SERP.

Potential Payments Upon Termination or Change-in-Control

The following table presents the information on certain potential payments and benefits the Named Executive Officers would be entitled to receive on account of their termination of employment, assuming that their employment had been terminated on March 31, 2013 under the listed scenarios.

The table includes the value of termination benefits payable under employment agreements, nonvested equity awards, the AOI SERP, the AOI PEP and the SCC SERP. Except as specifically noted, the table does not include the value of benefits payable under the Alliance One International, Inc. Pension Plan or group insurance programs, or benefits that might be realized upon the Named Executive Officers' exercise of equity awards that were vested as of March 31, 2013.

		Termination Scenario					
Name	**Benefit**	**Voluntary Termination without Good Reason**	**Disabilty**	**Death**	**Termination following Change-in-Control** [1]	**Involuntary Termination with Cause**	**Involuntary Termination without Cause** [2]
J. Pieter Sikkel	Severance or Salary Continuation Payments [3]	-	$550,028	-	$1,100,000	-	$1,100,000
	Stock Options [4]	-	-	-	-	-	-
	Restricted Stock Units [5]	-	$181,858	$181,858	$181,858	-	$39,062
	Welfare Benefits [6]	-	$24,516	-	$32,688	-	$32,688
		-	**$756,401**	**$181,858**	**$1,314,546**	-	**$1,171,750**
Robert A. Sheets	Severance or Salary Continuation Payments	-	-	-	-	-	-
	Stock Options [4]	-	-	-	-	-	-
	Restricted Stock Units [5]	-	$196,122	$196,122	$196,122	-	$44,033
	SCC SERP [7]	$46,886	$46,886	$38,375	$46,886	$46,886	$46,886
	Welfare Benefits [6]	-	-	-	-	-	-
		$46,886	**$243,008**	**$234,497**	**$243,008**	**$46,886**	**$90,919**
J. Henry Denny	Severance or Salary Continuation Payments	-	-	-	-	-	-
	Stock Options [4]	-	-	-	-	-	-
	Restricted Stock Units [5]	-	$181,858	$181,858	$181,858	-	$39,062
	AOI PEP [7]	$1,123,635	$1,123,635	$562,515	$1,123,635	-	$1,123,635
	AOI SERP [7]	$452,034	$452,034	$226,618	$452,034	-	$452,034
	Welfare Benefits [6]	-	-	-	-	-	-
		$1,575,669	**$1,757,527**	**$970,991**	**$1,757,527**	-	**$1,614,731**
Jose Maria Costa Garcia	Severance or Salary Continuation Payments	-	-	-	-	-	-
	Stock Options [4]	-	-	-	-	-	-
	Restricted Stock Units [5]	-	$46,680	$46,680	$46,680	-	$9,077
	Welfare Benefits [6]	-	-	-	-	-	-
		-	**$46,680**	**$46,680**	**$46,680**	-	**$9,077**
William L. O'Quinn, Jr.	Severance or Salary Continuation Payments	-	-	-	-	-	-
	Stock Options [4]	-	-	-	-	-	-
	Restricted Stock Units [5]	-	$71,171	$71,171	$71,171	-	$12,462
	Welfare Benefits [6]	-	-	-	-	-	-
		-	**$71,171**	**$71,171**	**$71,171**	-	**$12,462**
Mark W. Kehaya [8]		-	-	-	-	-	-
		-	-	-	-	-	-

(1) Amounts shown in this column represent benefits payable in the event of the Named Executive Officer's termination following a change in control, provided that the termination is either a voluntary termination by the Named Executive Officer for good reason, or an involuntary termination by Alliance One without cause.

(2) Amounts reflect benefits payable in the absence of a change in control.

(3) The severance benefit shown for Mr. Sikkel under Disability is equal to two-thirds of his base salary in effect on March 31, 2013, for 18 month. The severance benefit shown for Termination following Change-in-Control and Involuntary Termination without Cause is based on two times his base salary in effect on March 31, 2013.

(4) Stock option values are estimated based on the closing price of Alliance One stock on March 28, 2013, the last trading day of the fiscal year. Upon a Named Executive Officer's termination of employment (other than a for cause termination by Alliance One), for Disability or after satisfying the eligibility requirements for retirement under the Alliance One Pension Plan, the options granted March 24, 2011and April 17, 2012 shall vest immediately as detailed in the grant agreements. Messrs. Sheets and Denny met the retirement definition of being at least age 55 with 10 years of service as of March 31, 2013. However, because the closing price of Alliance One stock on March 31, 2013 was less than the $6.00 grant price, no value is included in the table.

(5) Restricted stock unit values are estimated based on the closing price of Alliance One stock on March 31, 2013. Upon death, disability or upon a Change-in-Control, all restricted stock unit awards become immediately vested in accordance with the provisions of the grant agreements. Upon Involuntary Termination without Cause, a pro-rated amount based on the ratio of the number of whole months the Named Executive Officer remained in the continuous employ of the Company from the date of award through the date of termination to the number of months in the vesting period shall vest.

(6) Amounts shown for welfare benefits reflect the value of Alliance One's obligation to provide post-termination coverage under Alliance One's employee welfare benefit plans, to the extent such coverage is not made available generally to all salaried employees on a nondiscriminatory basis.

Mr. Sikkel's employment agreement entitles him to a health care coverage benefit for 24 months following termination in which the Company will reimburse Mr. Sikkel for up to eighteen months to the extent that the cost of his monthly premiums for coverage under COBRA exceeds the share of the monthly premiums he was paying to participate in the active health care coverage at the time of termination. Once the eighteen months of COBRA coverage is exhausted, the Company will reimburse Mr. Sikkel for the costs of his monthly premiums for replacement health insurance coverage, provided that such reimbursements do not exceed the amount being reimbursed at the time his right to coverage under COBRA ends. This benefit will cease at such time Mr. Sikkel becomes eligible for health care coverage through a subsequent employer.

(7) Values reflect the present value of the accumulated benefit obligation for the applicable Named Executive Officer. Present values were determined using the same assumptions as described in the "*Pension Benefits Table.*" Benefits under the AOI SERP and AOI PEP are payable only in the form of an annuity, as described in the narrative following the "*Pension Benefits Table.*"

(8) Mr. Kehaya is not entitled to any termination payments or benefits.

Employment Agreements

On February 5, 2013, the Company entered into an employment agreement with Mr. Sikkel which was effective as of March 1, 2013 that contains provisions relating to termination for cause, termination due to disability, termination other than cause and termination for good reason following a change-in-control of the Company. Mr. Sikkel's employment agreement has an initial term expiring three years after the effective date and is subject to automatic annual renewals thereafter absent notice of non-renewal delivered by either the Company or Mr. Sikkel at least 90 days prior to the scheduled expiration. If Mr. Sikkel's employment is terminated by the Company without cause, if Mr. Sikkel resigns his employment for good reason or Mr. Sikkel resigns for a change-in-control good reason within twelve months after a change-in-control of the Company, he will be entitled to receive severance equal to two times his annual base salary payable in 24 monthly installments. In addition to severance payments, in connection with a termination of employment as described above, Mr. Sikkel is entitled to health care coverage benefits for up to two years following termination and payment of up to $25,000 for outplacement services. If Mr. Sikkel's employment is terminated because of disability, he is entitled to receive payments for 18 months at two-thirds of his annual base salary at time of termination. If Mr. Sikkel's employment is terminated by the Company with cause or he separates from employment for any reason other than good reason or following a change-in-control, the Company is obligated to pay compensation and benefits only to the date of termination or separation. "Good reason" is defined to include any of the following events occurring within ninety-five days prior to separation of employment: Mr. Sikkel's base salary is reduced more than fifteen percent unless the reduction is part of and at the same percentage as an across-the-board salary reduction for AOI's senior management, AOI fails to perform any material obligation or breaches any material provision of the employment agreement, or Mr. Sikkel is not re-elected to the position of President and Chief Executive Officer; and, Mr. Sikkel resigns in writing within thirty days after such events arise.

Mr. Sikkel's agreement also contains a world-wide non-competition provision for twelve months following a termination or separation of employment. In addition, he is subject to a prohibition on solicitation of Alliance One's employees, customers and vendors, for a period of twenty-four months after any termination or separation of employment.

PROPOSAL FOUR
SHAREHOLDER PROPOSAL

The Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, Wisconsin 53233 has advised the Company that it is an owner of more than $2,000 worth of shares of Alliance One common stock and that it intends to present the following proposal and supporting statement at the annual meeting. The proposal may be voted on at the annual meeting only if properly presented by the shareholder or its representative. In accordance with applicable proxy regulations, the proposal and supporting statement that are presented as received by the Company and for which the Company and our Board of Directors accept no responsibility, are set forth below (in italics).

Shareholder Proposal

WHEREAS, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

WHEREAS, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

RESOLVED, the shareholders of Alliance One International, Inc. ("Alliance One") request the Board authorize the preparation of a report, updated annually, disclosing:

1. *Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.*

2. *Payments by Alliance One used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.*

3. *Alliance One's membership in and payments to any tax-exempt organization that writes and endorses model legislation.*

4. *Description of the decision making process and oversight by management and the Board for making payments described in sections 2 and 3 above.*

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Alliance One is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to Alliance One's long-term interests. We note that in 2010, our company paid a criminal fine of $9.45 million to settle charges of violating the Foreign Corrupt Practices Act by paying more than $1.2 million to officials in Thailand.

Alliance One spent approximately $160,000 in 2012 on direct federal lobbying activities (Senate reports). These figures do not include lobbying expenditures to influence legislation in states, nor do they include expenditures to influence legislation in other countries. Alliance One is listed as a member of the International Tobacco Growers' Association. Alliance One does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Board of Directors' Statement in Opposition to Proposal

The Board of Directors believes the requested annual report would place a needless burden on the Company and would not provide meaningful additional information to the shareholders. The Company does not engage in significant lobbying activities. For example, for 2012, the Company's lobbying expenditures were limited to no more than $270,000 in total payments related to federal lobbying activity. Information regarding federal lobbying payments is included in publicly available reports, which may be found on the U.S. Senate Office of Public Records web site at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm or the U.S. House of Representatives Office of the Clerk web site at http://lobbyingdisclosure.house.gov. The Company does not directly engage in "grassroots lobbying communications," as defined in the shareholder proposal.

The Company is a member of a number of trade associations and tax-exempt organizations at the international, national, state and local level. From time to time, these organizations take positions, endorse legislation and communicate with government officials and the public on policy issues. Although these are not primarily lobbying entities, a portion of the dues or payments that the Company and other members make to such organizations may be part of the funds they use, in their discretion, to engage in lobbying activities. Because the Company does not direct how these funds are used and does not necessarily agree with every position that may be taken by such organizations, the Board does not believe payments made to these organizations would accurately reflect the Company's relationship with these organizations or its position on many important public policy issues. Accordingly, the Board believes that disclosure of the Company's membership in, or dues payments to, these organizations would provide shareholders with little, if any, meaningful information.

The Company's Code of Business Conduct defines the Company's expectations for legal and ethical behavior on the part of every employee—an obligation that is a condition of employment. The Code of Business Conduct, which is available on the Company's website, sets forth the general requirements for and restrictions against political activities, and includes specific compliance policies governing lobbying. The Code of Business Conduct provides as follows:

> Acting as a representative of the Company, you may only participate in partisan political activities as specifically directed by the Chief Executive Officer. If the political activity involves political contributions by the Corporation or any of its subsidiaries, whether monetary or nonmonetary, then you must obtain prior approval from the Company's CCO [Chief Compliance Officer] or CCM [Corporate Compliance Manager]. You must record contributions appropriately in the Company's books and records. Additionally, you must be careful not to engage in activities which could be considered lobbying. Lobbying is subject to various federal, state, and local laws and entails reporting requirements, and requires prior approval from the CCO or CCM. If you have questions concerning political activities, consult with the Company's CCO or CCM.

The Company maintains an active compliance program throughout its operations. This compliance program is described in the Company's Compliance Policy, which is available on the Company's website. As noted in the Compliance Policy, the Company's compliance program, along with its Code of Business Conduct, focus on ensuring that employees conduct the business of the Company with integrity in every area of its operations, protect Company assets and ensure their efficient use for legitimate business purposes, and record and report business transactions and financial information fully and accurately.

Finally, contrary to any inference that may be drawn from the shareholder's supporting statement, none of the activities that resulted in the 2010 Foreign Corrupt Practices Act fine involved lobbying or other political activity.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER MATTERS

On this date, the Company is not aware of any matters to be presented for action at the meeting other than as stated in this notice. However, if any other matters requiring a vote of shareholders are properly presented at the meeting, it is intended that proxies in the accompanying form will be voted on such other matters in accordance with the judgment of the persons voting such proxies.

ANNUAL REPORT

The annual report, including consolidated financial statements of the Company and its subsidiaries for the fiscal year ended March 31, 2013, is first being mailed to shareholders with this proxy statement on or around July 8, 2013.

By Order of the Board of Directors:



William L. O'Quinn, Jr.
Secretary